                                                        File Number: 333-182763


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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                   FORM N-4

                               -----------------

               REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933  [X]


                           PRE-EFFECTIVE AMENDMENT 1


                            REGISTRATION STATEMENT

                                    and/or

             REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [X]


                             AMENDMENT NUMBER 199


                               -----------------

                           VARIABLE ANNUITY ACCOUNT
             (formerly Minnesota Mutual Variable Annuity Account)
                          (Exact Name of Registrant)

                       Minnesota Life Insurance Company
                              (Name of Depositor)

                               -----------------

                           400 Robert Street North,
                        St. Paul, Minnesota 55101-2098
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (651) 665-3500
              (Depositor's Telephone Number, Including Area Code)

                              Gary R. Christensen
                      Vice President and General Counsel
                       Minnesota Life Insurance Company
                            400 Robert Street North
                        St. Paul, Minnesota 55101-2098
                    (Name and Address of Agent for Service)

                               -----------------

     Approximate Date of Public Offering: As soon as practical after this
                   Registration Statement becomes effective.

                     TITLE OF SECURITIES BEING REGISTERED
                          VARIABLE ANNUITY CONTRACTS

                               -----------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

MultiOption(R) Guide
Variable Annuity Contract
Minnesota Life Insurance Company

[LOGO] MINNESOTA LIFE

400 Robert Street North . St. Paul, Minnesota 55101-2098 .
 Telephone: 1-800-362-3141 . http://www.securian.com

    This Prospectus sets forth the information that a prospective investor should know before investing. It describes an individual, flexible payment, Variable Annuity contract ("the contract") offered by the Minnesota Life Insurance Company. There are 2 series available: B Series and L Series. This contract is designed for long term investors. It may be used in connection with all types of personal retirement plans or independent of a retirement plan.
    This contract is NOT:
   . a bank deposit or obligation
   . federally insured
   . endorsed by any bank or government agency
    You may invest your Contract Values in our Variable Annuity Account or certain Guaranteed Interest Options that are available.

The Variable Annuity Account invests in the following Fund Portfolios:

[LOGO] Advantus/(R)/ CAPITAL MANAGEMENT

Securian Funds Trust
..Advantus Bond Fund -- Class 2 Shares
..Advantus Index 400 Mid-Cap Fund -- Class 2 Shares
..Advantus Index 500 Fund -- Class 2 Shares
..Advantus International Bond Fund -- Class 2 Shares
..Advantus Money Market Fund
..Advantus Mortgage Securities Fund -- Class 2 Shares
..Advantus Real Estate Securities Fund -- Class 2 Shares

[LOGO] American Century
       Investments/R/

American Century Variable Portfolios, Inc.
..VP Value Fund -- Class II Shares

American Century Variable Portfolios II, Inc.
..VP Inflation Protection Fund -- Class II Shares

[LOGO] American Funds/R/

American Funds Insurance Series(R)
..Global Bond Fund/SM/ -- Class 2 Shares
..Global Growth Fund/SM/ -- Class 2 Shares
..Global Small Capitalization Fund/SM/ -- Class 2 Shares
..Growth Fund/SM/ -- Class 2 Shares
..Growth-Income Fund/SM/ -- Class 2 Shares
..International Fund/SM/ -- Class 2 Shares
..New World Fund(R) -- Class 2 Shares
..U.S. Government/AAA-Rated Securities Fund/SM/ -- Class 2 Shares

[LOGO] Fidelity/(R)/
       INVESTMENTS

Fidelity(R) Variable Insurance Products Funds
..Contrafund(R) Portfolio -- Service Class 2 Shares
..Equity-Income Portfolio -- Service Class 2 Shares
..High Income Portfolio -- Service Class 2 Shares
..Mid Cap Portfolio -- Service Class 2 Shares

[LOGO](R) FRANKLIN TEMPLETON
             INVESTMENTS



Franklin Templeton Variable Insurance Products Trust
..Franklin Small Cap Value Securities Fund -- Class 2 Shares
..Templeton Developing Markets Securities Fund -- Class 2 Shares

[LOGO] Goldman Sachs Asset Management

Goldman Sachs Variable Insurance Trust
..Goldman Sachs Government Income Fund -- Service Shares

[LOGO] i.b.botson.
       ETF allocation
           series.....

Financial Investors Variable Insurance Trust
..Ibbotson Aggressive Growth ETF Asset Allocation Portfolio -- Class II Shares*

..Ibbotson Balanced ETF Asset Allocation Portfolio -- Class II Shares* ..Ibbotson Conservative ETF Asset Allocation Portfolio -- Class II Shares* ..Ibbotson Growth ETF Asset Allocation Portfolio -- Class II Shares*
..Ibbotson Income and Growth ETF Asset Allocation Portfolio -- Class II Shares* *These Portfolios are structured as fund of funds that invest directly in shares of underlying funds. See the section entitled "An Overview of Contract Features -- The Portfolios" for additional information.

[LOGO] Invesco



AIM Variable Insurance Funds (Invesco Variable Insurance Funds) ..Invesco V.I. Small Cap Equity Fund -- Series II Shares
..Invesco Van Kampen V.I. American Franchise Fund -- Series II Shares ..Invesco Van Kampen V.I. American Value Fund -- Series II Shares ..Invesco Van Kampen V.I. Comstock Fund -- Series II Shares
..Invesco Van Kampen V.I. Equity and Income Fund -- Series II Shares

[LOGO] IVY FUNDS
Variable Insurance Portfolios



Ivy Funds Variable Insurance Portfolios
..Ivy Funds VIP Asset Strategy
..Ivy Funds VIP Balanced
..Ivy Funds VIP Core Equity
..Ivy Funds VIP Global Natural Resources
..Ivy Funds VIP Growth
..Ivy Funds VIP International Core Equity
..Ivy Funds VIP International Growth
..Ivy Funds VIP Micro Cap Growth
..Ivy Funds VIP Mid Cap Growth
..Ivy Funds VIP Science and Technology
..Ivy Funds VIP Small Cap Growth
..Ivy Funds VIP Small Cap Value
..Ivy Funds VIP Value

[LOGO] JANUS

Janus Aspen Series
..Balanced Portfolio -- Service Shares
..Forty Portfolio -- Service Shares
..Overseas Portfolio -- Service Shares
..Perkins Mid Cap Value Portfolio -- Service Shares

[LOGO] MFS/(R)/
       INVESTMENT MANAGEMENT



MFS (R) Variable Insurance Trust
..Investors Growth Stock Series -- Service Class Shares
..Value Series -- Service Class Shares

[LOGO] Morgan Stanley Investment Management

The Universal Institutional Funds, Inc.
..Morgan Stanley UIF Emerging Markets Equity Portfolio -- Class II Shares

[LOGO] NEUBERGER BERMAN



Neuberger Berman Advisers Management Trust
..Neuberger Berman AMT Socially Responsive Portfolio -- S Class Shares

[LOGO] OppenheimerFunds/(R)/
       The Right Way to Invest


Panorama Series Fund, Inc.
..International Growth Fund/VA -- Service Shares

[LOGO] Pimco Your Global Investment Authority.

PIMCO Variable Insurance Trust
..PIMCO VIT Low Duration Portfolio -- Advisor Class Shares
..PIMCO VIT Total Return Portfolio -- Advisor Class Shares

[LOGO] Putnam Investments

Putnam Variable Trust
..Putnam VT Growth and Income Fund -- Class IB Shares
..Putnam VT Voyager Fund -- Class IB Shares

[LOGO] TOPS/TM/
TOPS-THE OPTIMIZED PORTFOLIO SYSTEM/TM/

Northern Lights Variable Trust
..TOPS(TM) Protected Balanced ETF Portfolio -- Class 2 Shares
..TOPS(TM) Protected Growth ETF Portfolio -- Class 2 Shares
..TOPS(TM) Protected Moderate Growth ETF Portfolio -- Class 2 Shares

Your Contract Value and the amount of each Variable Annuity Payment will vary in accordance with the performance of the investment Portfolio(s) you select for amounts allocated to the Variable Annuity Account. You bear the entire investment risk for amounts you allocate to those Portfolios.

This Prospectus includes the information you should know before purchasing a contract. You should read it and keep it for future reference. A Statement of Additional Information, with the same date, contains further contract information. It has been filed with the Securities and Exchange Commission ("SEC") and is incorporated by reference into this Prospectus. A copy of the Statement of Additional Information may be obtained without charge by calling:
1-800-362-3141 or by writing to us at the address shown above. The table of contents for the Statement of Additional Information may be found at the end of this Prospectus. A copy of the text of this Prospectus and the Statement of Additional Information may also be found at the SEC's web site: http://www.sec.gov, via its EDGAR database.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE.

THE DATE OF THIS PROSPECTUS AND OF THE STATEMENT OF ADDITIONAL INFORMATION IS:
[      ], 2012.

                               TABLE OF CONTENTS

            SPECIAL TERMS.......................................  1
            HOW TO CONTACT US...................................  3
            AN OVERVIEW OF CONTRACT FEATURES....................  4
            CONTRACT CHARGES AND EXPENSES.......................  7
            CONDENSED FINANCIAL INFORMATION AND
             FINANCIAL STATEMENTS............................... 11
            DESCRIPTION OF THE CONTRACT......................... 17
              Ownership, Annuitants and Beneficiaries........... 17
              Right of Cancellation or "Free Look".............. 18
              1035 Exchanges or Replacements.................... 18
              Purchase Payments................................. 18
              Automatic Purchase Plan........................... 19
              Purchase Payment Allocation Options............... 19
              Focused Portfolio Strategies or Models............ 19
              CustomChoice Allocation Option.................... 20
              Transfers......................................... 24
              Market Timing and Disruptive Trading.............. 24
              Speculative Investing............................. 25
              Systematic Transfer Arrangements.................. 25
                 Automatic Portfolio Rebalancing................ 26
                 Dollar Cost Averaging.......................... 26
                 DCA Fixed Account Option....................... 26
              Purchase Payments and Value of the Contract....... 28
                 Crediting Accumulation Units................... 28
                 Value of the Contract.......................... 28
                 Accumulation Unit Value........................ 29
              Net Investment Factor for Each Valuation
               Period........................................... 29
              Redemptions, Withdrawals and Surrender............ 29
              Modification and Termination of the Contract...... 30
              Assignment........................................ 30
              Deferment of Payment.............................. 31
              Confirmation Statements and Reports............... 31
            CONTRACT CHARGES AND FEES........................... 31
              Deferred Sales Charge............................. 31
              Hospital and Medical Care or Terminal
               Condition Waiver................................. 33
              Mortality and Expense Risk Charge................. 33
              Administrative Charge............................. 34
              Annual Maintenance Fee............................ 34
              Optional Contract Rider Charges................... 34
              Premium Taxes..................................... 36
              Transfer Charges.................................. 36
              Underlying Portfolio Charges...................... 36
            ANNUITIZATION BENEFITS AND OPTIONS.................. 36
              Annuity Payments.................................. 36
              Electing the Retirement Date and Annuity
               Option........................................... 37
              Annuity Options................................... 37
              Calculation of Your First Annuity Payment......... 38
              Amount of Subsequent Variable Annuity
               Payments......................................... 39
              Value of the Annuity Unit......................... 39
              Transfers after you have Annuitized your Contract. 39
            DEATH BENEFITS...................................... 40
              Before Annuity Payments Begin..................... 40
              Optional Death Benefit Riders..................... 42
                 Highest Anniversary Value II Death Benefit
                  Option........................................ 42
                 Premier II Death Benefit Option................ 43
                 Estate Enhancement Benefit II (EEB II)
                   Option....................................... 44
              Death Benefits After Annuity Payments Begin....... 45

            OPTIONAL LIVING BENEFIT RIDERS.....................  45
              Guaranteed Minimum Income Benefit (GMIB)
               Option..........................................  46
              Ovation Lifetime Income II (Ovation II) (Single
               and Joint) Option...............................  53
            GENERAL INFORMATION................................  62
              The Company -- Minnesota Life Insurance
               Company.........................................  62
              The Separate Account -- Variable Annuity
               Account.........................................  62
              Changes to the Separate Account -- Additions,
               Deletions or Substitutions......................  62
              Compensation Paid for the Sale of Contracts......  63
              Payments Made by Underlying Mutual
               Funds...........................................  65
              The General Account..............................  66
            VOTING RIGHTS......................................  66
            FEDERAL TAX STATUS.................................  67
            PERFORMANCE DATA...................................  74
            STATEMENT OF ADDITIONAL INFORMATION................  75
            APPENDIX A -- Condensed Financial
             Information and Financial Statements.............. A-1
            APPENDIX B -- Illustration of Annuity Values....... B-1
              Illustration of Variable Annuity Income.......... B-1
            APPENDIX C -- Types of Qualified Contracts......... C-1
            APPENDIX D -- Examples of Highest
             Anniversary Value II Death Benefit Option......... D-1
            APPENDIX E -- Examples of Premier II Death
             Benefit Option.................................... E-1
            APPENDIX F -- Examples of Estate Enhancement
             Benefit II Option................................. F-1
            APPENDIX G -- Examples of the Guaranteed
             Minimum Income Benefit Option..................... G-1
            APPENDIX H -- Examples of the Ovation
             Lifetime Income II Single and Joint Options....... H-1

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THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION IN WHICH THE OFFERING WOULD BE UNLAWFUL. WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON, REPRESENTATIVE OR OTHER PERSON TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THE PROSPECTUS, AND, IF GIVEN OR MADE, YOU SHOULD NOT RELY ON THEM.
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SPECIAL TERMS

As used in this Prospectus, the following terms have the indicated meanings:

Accumulation Unit: an accounting unit of measure used to calculate the value of a Sub-Account of the Variable Annuity Account, of this contract before Annuity Payments begin.

Annuitant: the natural person named as annuitant upon whose lifetime Annuity Payment benefits will be determined under the contract. An Annuitant's life may also be used to determine the value of death benefits and to determine the Maturity Date.

Annuity Payments: a series of payments for life; for life with a minimum number of payments guaranteed; for the joint lifetime of the Annuitant and another person and thereafter during the lifetime of the survivor; or for a period certain.

Annuity Unit: an accounting unit of measure used to calculate the value of Annuity Payments under a Variable Annuity income option.

Assumed Investment Return: the annual investment return (AIR) used to determine the amount of the initial Variable Annuity Payment. Currently the AIR is equal to 4.5%.

Annuity Commencement Date: the date on which Annuity Payments are elected to begin. This may be the Maturity Date or a date you select prior to the Maturity Date.

Code:  the Internal Revenue Code of 1986, as amended.

Commuted Value: the present value of any remaining period certain payments payable in a lump sum. The value will be based upon the then current dollar amount of one payment and the same interest rate that served as a basis for the annuity. If a Commuted Value is elected for a period certain on a Variable Annuity Payment during the life of the Annuitant, a deferred sales charge may apply.

Contract Anniversary: the same day and month as the Contract Date for each succeeding year of this contract.

Contract Date: the effective date of this contract. It is also the date from which we determine Contract Anniversaries and Contract Years.

Contract Value: the sum of your values in the Variable Annuity Account, the DCA Fixed Account, and the Fixed Account, on any Valuation Date prior to the Annuity Commencement Date.

Contract Year: a period of one year beginning with the Contract Date or a Contract Anniversary.

Dollar Cost Averaging (DCA) Fixed Account: a Guaranteed Interest Option available for Purchase Payment allocations. Purchase Payments allocated to the DCA Fixed Account will be transferred out to the Sub-Accounts of the Variable Annuity Account that you elect, over a specified time period. Amounts in the DCA Fixed Account are part of our General Account.

Fixed Account: a Guaranteed Interest Option available for Fixed Annuity Payments. If you elect Fixed Annuity Payments, your Contract Value will be transferred to the Fixed Account as of the date we receive your election. For any period prior to the date amounts are applied to provide Annuity Payments, interest will be credited on amounts in the Fixed Account at an annual rate at least equal to the minimum guaranteed interest rate shown in your contract. Amounts in the Fixed Account are part of our General Account.

Fixed Annuity: an annuity providing for payments of guaranteed amounts throughout the payment period.

General Account: all of our assets other than those held in our other Separate Accounts.

Guaranteed Interest Options: A type of investment option that provides an interest rate guaranteed for a specified period of time. The Guaranteed Interest Options currently include the Fixed Account (for Fixed Annuity Payments only) and the DCA Fixed Account (for new Purchase Payments only).

Maturity Date: the date this contract matures. The Maturity Date will be the first of the month on or following the oldest Annuitant's 95/th/ birthday, unless otherwise agreed to by us.

Minnesota Life, we, our, us:  Minnesota Life Insurance Company.

Net Investment Factor: the Net Investment Factor for a valuation period is the gross investment rate for such valuation period less a deduction for the charges to the Variable Annuity Account including any applicable optional benefit riders. The gross investment factor is a measure of the performance of the underlying Fund after deductions for all charges to the Variable Annuity Account including those for applicable optional benefit riders.

Non-Qualified Contract:  A contract other than a Qualified Contract.

Owner, you, your: the owner of the contract, which could be a natural person(s), or a corporation, trust, or custodial account that holds the contract as agent for the sole benefit of a natural person(s). The Owner has all of the rights under the contract.

Portfolio(s), Fund(s): the mutual funds whose separate investment portfolios we have designated as eligible investments for the Variable Annuity Account. Each Sub-Account of the Variable Annuity Account invests in a different Portfolio. Currently these include the Portfolios shown on the cover page of this Prospectus.

Pro-rata Basis: values adjusted on a Pro-rata Basis means that the value being adjusted will be reduced by an amount equal to (a) multiplied by (b) divided by
(c) where:

   (a) is the value that is being adjusted immediately prior to the withdrawal,
   (b) is the total amount withdrawn, including any applicable charges, and
   (c) is the Contract Value immediately prior to the withdrawal.

Purchase Payments: amounts paid to us under your contract in consideration of the benefits provided.

Qualified Contract: A contract issued to an employer sponsored retirement plan or an individual retirement annuity or account that receives favorable tax treatment under Section 401, 404, 408, 408A or 457 of the Code. Currently, we issue Qualified Contracts that may include, but are not limited to, Traditional IRAs, Roth IRAs, and Simplified Employee Pension (SEP) IRAs.

Separate Account: a separate investment account for which the investment experience of its assets is separate from that of our other assets.

Sub-Account: a division of the Variable Annuity Account. Each Sub-Account invests in a different Portfolio.

Valuation Date or Valuation Days:  each date on which a Portfolio is valued.

Variable Annuity: an annuity providing for payments varying in amount in accordance with the investment experience of the Portfolios.

Variable Annuity Account: a separate investment account called the Variable Annuity Account. The investment experience of its assets is separate from that of our other assets.

HOW TO CONTACT US

We make it easy for you to find information on your annuity. Here's how you can get the answers you need.

ON THE INTERNET

Visit our eService Center 24 hours a day, 7 days a week at www.securian.com. Our eService Center offers the following (when applicable):

                                    [GRAPHIC]  .  Account values
                                               .  Variable investment performance
                                               .  Interest rates (when applicable)
                                               .  Service forms
                                               .  Beneficiary information
                                               .  Transactions tools to allow transfers
                                               .  Contribution and transaction history

ANNUITY SERVICE LINE

                                    [GRAPHIC]  .  Call our service line at 1-800-362-3141 to speak with one of our customer service representatives. They're available
                                                  Monday through Friday from 7:30 a.m. to 4:30 p.m.
                                                  Central Time during normal business days.

BY MAIL

                                    [GRAPHIC]  .  Purchase Payments, service requests, and inquiries sent by regular mail should be sent to:
                                                   Minnesota Life
                                                   Annuity Services
                                                   P.O. Box 64628
                                                   St. Paul, MN 55164-0628

                                               .  All overnight express mail should be sent to:
                                                   Annuity Services A3-9999
                                                   400 Robert Street North
                                                   St. Paul, MN 55101-2098


        .  To receive a current copy of the MultiOption(R) Guide
           Variable Annuity Statement of Additional Information (SAI) without charge, call 1-800- 362-3141, or complete and detach the following and send it to:
            Minnesota Life Insurance Company
            Annuity Services
            P.O. Box 64628
            St. Paul, MN 55164-0628

                    Name __________________________________________________________________

                    Address _______________________________________________________________

                    City _______________________________________________ State _______ Zip __

AN OVERVIEW OF CONTRACT FEATURES

ANNUITY CONTRACTS

An annuity is a series of payments for life; for life with a minimum number of payments guaranteed; for the joint lifetime of the Annuitant and another person; or for a specified period of time. An annuity with payments which are guaranteed as to amount during the payment period is a Fixed Annuity. An annuity with payments which vary with the investment experience of a Separate Account is a Variable Annuity. An annuity contract may also be "deferred" or "immediate". An immediate annuity contract is one in which Annuity Payments begin right away, generally within a month or two after our receipt of your Purchase Payment. A deferred annuity contract delays your Annuity Payments until a later date. During this deferral period, also known as the accumulation period, your annuity Purchase Payments and any earnings accumulate on a tax deferred basis. GUARANTEES PROVIDED BY THE INSURANCE COMPANY AS TO THE BENEFITS PROMISED IN THE ANNUITY CONTRACT ARE SUBJECT TO THE CLAIMS PAYING ABILITY OF THE INSURANCE COMPANY AND ARE SUBJECT TO THE RISK THAT THE INSURANCE COMPANY MAY DEFAULT ON ITS OBLIGATIONS UNDER THOSE GUARANTEES.

TYPE OF CONTRACT

The contract is a Variable Annuity contract which provides for monthly Annuity Payments. These payments may begin immediately or at a future date you specify.

This Prospectus describes two different contracts, which are referred to as "series". There are generally 2 series available: B Series and L Series. The primary differences are the deferred sales charge and expenses you pay. Unless otherwise stated the product features are the same for each series. Below is a summary of certain contract features and expenses. PLEASE SEE THE CORRESPONDING SECTION OF THE PROSPECTUS FOR COMPLETE DETAILS, RESTRICTIONS OR LIMITATIONS THAT MAY APPLY. Your contract has a right of cancellation which is described in detail in the section entitled "Right of Cancellation or Free Look". Charges that apply to your contract may be found in the section entitled "Contract Charges and Fees". State variations of certain features may exist and a particular contract series may not be available in every state. In addition, we may offer other Variable Annuity contracts which could be more or less expensive, or have different benefits from these contracts. See your registered representative for more information and to help determine if this product is right for you.

PURCHASE PAYMENTS:*

    Initial Minimum (B and L Series)                   $10,000 for Qualified and
                                                       Non-Qualified Contracts

    Subsequent payment minimum (B and L Series)        $500
                                                       ($100 for automatic payment plans)

    Maximum cumulative Purchase Payments (B and L      $1,000,000
    Series) (without our prior consent)

   * Please note: If you intend to use this contract as part of an employer sponsored retirement plan or it is a Qualified Contract, the retirement plan or Qualified Contract may have contribution minimums or maximums that are different than those that apply to this contract. In addition, you will receive no additional benefit from the tax deferral feature of the annuity since the employer sponsored retirement plan (if it is tax qualified) or Qualified Contract is already tax deferred. You should consult your tax advisor to ensure that you meet all of the requirements and limitations, and to be sure this contract is appropriate to your situation.

INVESTMENT OPTIONS:

   Fixed Account (available only for Fixed Annuity     Minnesota Life General Account
     Payments)

   DCA Fixed Account (new Purchase Payments only)      6 Month Option

   DCA Fixed Account (new Purchase Payments only)
                                                       12 Month Option

   Variable Annuity Account
                                                       See the list of Portfolios on the cover page

WITHDRAWALS:

                        Minimum withdrawal amount      $250

   (Withdrawals and surrenders may be subject to deferred sales charges.)

In certain cases the deferred sales charge ("DSC") is waived on withdrawal or surrender. The following DSC waivers are included in this contract if the withdrawal or surrender is after the first Contract Anniversary:

  .  Hospital and Medical Care Waiver

  .  Terminal Condition Waiver

State variations may apply to these waivers. See your representative and the section entitled "Contract Charges and Fees" for more details. The DSC is also waived at death and upon annuitization.

DEATH BENEFIT AND OPTIONAL DEATH BENEFIT RIDERS

Your contract provides a standard guaranteed minimum death benefit. Certain optional death benefits may also be selected and may provide the opportunity for a larger death benefit. The optional death benefits include: the HIGHEST ANNIVERSARY VALUE II (HAV II) DEATH BENEFIT OPTION or the PREMIER II DEATH BENEFIT (PDB II) OPTION.

In addition, you may also elect the ESTATE ENHANCEMENT BENEFIT II (EEB II) OPTION. This optional contract rider provides for an additional amount to be included in the death benefit proceeds when the death benefit proceeds become payable under your contract. It is intended to provide additional amounts to help offset expenses that may be due upon your death, such as federal and state taxes that may be payable on any taxable gains in your contract. Please see the section entitled "Death Benefits -- Estate Enhancement Benefit II (EEB II) Option" for complete details.

The maximum age to elect one or more of these optional death benefits is 75 years old at the time of contract issue. You may only elect to purchase an optional death benefit when the contract is issued. Once you elect an option, you may not cancel or terminate it. Each of the optional choices has a specific charge associated with it.

ALLOCATION OF CONTRACT VALUES

You can change your allocation of future Purchase Payments by giving us written notice or a telephone call notifying us of the change. New Purchase Payments may be allocated among the Portfolios or to the DCA Fixed Account. Before Annuity Payments begin, you may transfer all or a part of your Contract Value among the Portfolios. If you elect a living benefit rider, your investment options may be limited to options permitted by us. After Annuity Payments begin, you may instruct us to transfer amounts held as annuity reserves among the Variable Annuity Sub-Accounts for a Variable Annuity, subject to some restrictions. Once Annuity Payments begin, annuity reserves may not be transferred from a Variable Annuity to a Fixed Annuity or from a Fixed Annuity to a Variable Annuity.

AVAILABLE ANNUITY OPTIONS

The annuity options available include a life annuity; a life annuity with a period certain of 120 months, 180 months, or 240 months; and a joint and last survivor annuity. Each annuity option may be elected as a Variable or Fixed Annuity or a combination of the two. Other annuity options may be available from us on request.

OPTIONAL LIVING BENEFIT RIDERS


Certain other optional contract riders may be available to you for an additional charge. These are sometimes referred to as "living benefits". Only one living benefit may be elected on a contract. When you elect a living benefit rider your investment choices will be limited and you must allocate your entire Contract Value to an allocation option permitted by us. Purchase Payment amounts after your initial Purchase Payment may also be limited. Each optional contract rider may or may not be beneficial to you depending on your specific circumstances and how you intend to use your contract. For example, if you take withdrawals in excess of the annual guaranteed amount(s) it may adversely affect the benefit of the optional contract rider. These descriptions are brief overviews of the optional riders. Please refer to the section entitled "Optional Living Benefit Riders" later in the prospectus for a complete description of each rider, its benefits, and its limitations and restrictions. Each rider also has a charge that applies to it. The charges are discussed in the section entitled "Optional Contract Rider Charges".


GUARANTEED MINIMUM INCOME BENEFIT (GMIB)

This optional living benefit rider provides for a guaranteed minimum Fixed Annuity benefit, when elected on certain benefit dates, to protect against negative investment performance you may experience during your contract's accumulation period. If you do not annuitize your contract, you will not utilize the guaranteed Fixed Annuity benefit this option provides. If you do not intend to annuitize, this option may not be appropriate for you. The GMIB annuity payout rates are conservative so the Annuity Payments provided by this rider may be less than the same Annuity Payment option available under the base contract, even if the benefit base is greater than the Contract Value. Once you elect this option it cannot be cancelled. This rider does not guarantee an investment return in your contract or a minimum Contract Value. WITHDRAWALS FROM YOUR CONTRACT WILL REDUCE THE BENEFIT YOU RECEIVE IF YOU ANNUITIZE UNDER THIS RIDER AND THERE ARE LIMITATIONS ON HOW YOUR CONTRACT VALUE MAY BE ALLOCATED IF YOU PURCHASE THIS RIDER. IF YOUR CONTRACT IS NOT ELIGIBLE FOR THE AUTOMATIC PAYMENT PHASE, ANY WITHDRAWAL OR CHARGE THAT REDUCES YOUR CONTRACT VALUE TO ZERO TERMINATES THE RIDER AND THE CONTRACT. IF YOU ANTICIPATE HAVING TO MAKE NUMEROUS WITHDRAWALS FROM THE CONTRACT, THIS RIDER MAY NOT BE APPROPRIATE. SEE THE SECTION OF THIS PROSPECTUS ENTITLED 'OPTIONAL LIVING BENEFIT RIDERS' FOR A COMPLETE DESCRIPTION OF THE GMIB RIDER.

OVATION LIFETIME INCOME II (OVATION II)

Ovation II is a guaranteed lifetime withdrawal benefit. It is an optional living benefit rider, and can be elected as a single option (Ovation II -- Single) or as a joint option (Ovation II -- Joint). The optional rider is designed to provide a benefit that guarantees the Owner a minimum annual withdrawal amount beginning on the benefit date (described below) and continuing over the Owner's life for Ovation II -- Single, and over the lifetime of two "Designated Lives" for Ovation II -- Joint, regardless of underlying Sub-Account performance. The amount received will be in the form of a withdrawal of Contract Value if the Contract Value is greater than zero and will be pursuant to the automatic payment phase if the Contract Value falls to zero. In each Contract Year, beginning on the later of the rider effective date or the Contract Anniversary following the 59/th/ birthday of the oldest Owner (or Annuitant in the case of a non-natural Owner) for Ovation II -- Single, and of the youngest Designated Life for Ovation II -- Joint (the "benefit date"), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the Owner's death (or in the case of joint Owners, until the first death) for Ovation II -- Single, and until the death of both Designated Lives for Ovation II --Joint. For Ovation II -- Single, the GAI amount is based on the age of the oldest Owner and ranges from 4.5% to 6.5% of the benefit base. For Ovation II -- Joint, the GAI amount is based on the age of the youngest Designated Life and ranges from 4.0% to 6.0% of the benefit base. Once you elect this rider it cannot be cancelled. SINCE THE BENEFITS OF THIS RIDER ARE ACCESSED THROUGH WITHDRAWALS FROM THE CONTRACT, IF YOU DO NOT INTEND TO TAKE WITHDRAWALS FROM THE CONTRACT, THEN THIS OPTION MAY NOT BE APPROPRIATE FOR YOU. WITHDRAWALS TAKEN PRIOR TO THE BENEFIT DATE OR IN EXCESS OF THE GAI REDUCE THE BENEFITS THIS RIDER PROVIDES (INCLUDING TERMINATING THE 200% BENEFIT BASE GUARANTEE) AND MAY PREMATURELY TERMINATE THE CONTRACT AND THE RIDER. THIS RIDER DOES NOT GUARANTEE ANY INVESTMENT RETURN IN YOUR CONTRACT VALUE. IF YOU PURCHASE THIS RIDER, THERE ARE LIMITATIONS ON HOW FUNDS MAY BE INVESTED AND THE ENTIRE CONTRACT VALUE MUST BE ALLOCATED TO AN APPROVED ALLOCATION PLAN. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for important details about approved allocation plans, investment and withdrawal limitations and other restrictions when purchasing the Ovation II rider.

This rider differs, in part, from the GMIB rider in that the Ovation II rider provides for guaranteed lifetime withdrawals from the contract, while the GMIB rider provides for guaranteed lifetime income through Fixed Annuity Payments. The GMIB rider is an annuitization benefit, not a withdrawal benefit like Ovation II. Lifetime withdrawal benefits allow you to retain more flexibility in the underlying contract, such as the ability to adjust the amount and frequency of withdrawals. Annuitization does not provide as much flexibility, but may provide a larger amount of income, depending on the option elected. If you intend to take regular withdrawals from your contract, which do not exceed the GAI, then the Ovation II rider may be more appropriate for you than the GMIB rider. Your choice of a rider is based on your particular circumstances, so you should consult with your financial advisor.

CONTRACT CHARGES AND EXPENSES

The following contract expense information is intended to illustrate the expenses of the MultiOption(R) Guide Variable Annuity contract. All expenses shown are rounded to the nearest dollar.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer cash value between investment options. State premium taxes may also be deducted upon annuitization.

Owner Transaction Expenses

  SALES LOAD IMPOSED ON PURCHASES

                  (as a percentage of Purchase Payments)    None

  DEFERRED SALES CHARGE

 . Deferred sales charges may apply to withdrawals, partial surrenders and surrenders.

  (as a percentage of each Purchase Payment)

                   CONTRACT YEARS SINCE PAYMENT B SERIES L SERIES
                   ---------------------------- -------- --------
                               0-1                 8%       8%
                               1-2                 8%       8%
                               2-3                 7%       7%
                               3-4                 6%       6%
                               4-5                 5%       0%
                               5-6                 4%       0%
                               6-7                 3%       0%
                         7 and thereafter          0%       0%
                SURRENDER FEES                    None     None

                TRANSFER FEE*
                  Maximum Charge                  $10*     $10*
                  Transfer Charge                 None     None

* (We reserve the right to impose a $10 charge for each transfer when transfer requests exceed 12 in a single Contract Year. Currently this fee is waived.)

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including Portfolio company fees and expenses.

                                            B SERIES L SERIES
                                            -------- --------
                  ANNUAL MAINTENANCE FEE**    $50      $50

** (Applies only to contracts where the greater of the Contract Value or Purchase Payments, less withdrawals, is less than $50,000 on the Contract Anniversary and at surrender. Does not apply after annuitization.)

SEPARATE ACCOUNT ANNUAL EXPENSES BEFORE ANNUITY PAYMENTS COMMENCE (as a percentage of average account value)

BASE CONTRACT SEPARATE ACCOUNT CHARGES

                                                                           B SERIES L SERIES
                                                                           -------- --------
Mortality and Expense Risk Charge                                            1.20%    1.55%
Administrative Charge                                                        0.15%    0.15%
Total Base Contract Separate Account Annual Expenses (No Optional Riders)    1.35%    1.70%

OPTIONAL SEPARATE ACCOUNT CHARGES


                                                       B SERIES L SERIES
                                                       -------- --------
        Estate Enhancement Benefit II (EEB II) Charge    0.25%    0.25%


          MAXIMUM POSSIBLE SEPARATE ACCOUNT CHARGE COMBINATIONS

                                    TOTAL CHARGE:     TOTAL CHARGE:
                                  OPTIONAL CHARGE + OPTIONAL CHARGE +
                                    BASE CONTRACT     BASE CONTRACT
                                      B SERIES          L SERIES
                                  ----------------- -----------------
          Base Contract + EEB II        1.60%             1.95%

(The HAV II, Premier II, GMIB, and Ovation II options are not included with the above charges because the charges are calculated on a different basis than the above -- described charges.)

OTHER OPTIONAL BENEFIT CHARGES (APPLIES TO B AND L SERIES WHERE APPLICABLE)

---------------------------------------------------------------------------------------------------
                                      CURRENT    MAXIMUM     TO DETERMINE THE
                                      BENEFIT    POSSIBLE      AMOUNT TO BE
                                       CHARGE     CHARGE   DEDUCTED, THE ANNUAL  THE BENEFIT CHARGE
                                       ANNUAL     ANNUAL   CHARGE PERCENTAGE IS    IS DEDUCTED ON
          OPTIONAL RIDER             PERCENTAGE PERCENTAGE  MULTIPLIED BY THE:         EACH:
---------------------------------------------------------------------------------------------------
Highest Anniversary Value II            0.30%       N/A        Death Benefit     Quarterly Contract
  (HAV II) Death Benefit Charge/1/                                                  Anniversary
---------------------------------------------------------------------------------------------------
Premier II Death Benefit (PDB II)       0.80%       N/A        Death Benefit     Quarterly Contract
  Charge/2/                                                                         Anniversary
---------------------------------------------------------------------------------------------------
Guaranteed Minimum Income               0.95%      1.50%       Benefit Base           Contract
  Benefit (GMIB) Charge/3/                                                          Anniversary
---------------------------------------------------------------------------------------------------
Ovation Lifetime Income II --           1.20%      2.25%    Greater of Contract  Quarterly Contract
  Single Charge/4/                                         Value or Benefit Base    Anniversary
---------------------------------------------------------------------------------------------------
Ovation Lifetime Income II -- Joint     1.20%      2.50%    Greater of Contract  Quarterly Contract
  Charge/4/                                                Value or Benefit Base    Anniversary
---------------------------------------------------------------------------------------------------


/1/ The annual HAV II charge is equal to 0.30% of the death benefit. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the HAV II charge (0.075%) will be multiplied by the death benefit on that date and will be deducted on a pro rata basis from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled 'Death Benefits -- Optional Death Benefit Riders' for details on how the death benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a pro rata portion of the charge will be taken for the period.



/2/ The annual PDB II charge is equal to 0.80% of the death benefit. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the PDB II charge (0.20%) will be multiplied by the death benefit on that date and will be deducted on a pro rata basis from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled 'Death Benefits -- Optional Death Benefit Riders' for details on how the death benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a pro rata portion of the charge will be taken for the period.


/3/ The current annual rider charge is equal to 0.95% of the GMIB benefit base.
 Beginning with the first Contract Anniversary following the rider effective date and every Contract Anniversary thereafter, the annual rider charge will be multiplied by the benefit base amount on that date and will be deducted in proportion to the Owner's allocation to the Sub-Accounts in the Variable Annuity Account. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for details on how the GMIB benefit base is determined. This option may not be elected if you have selected the Premier II Death Benefit, Estate Enhancement Benefit II, or any other optional living benefit rider.

/4/ The current annual rider charge is equal to 1.20% of the greater of the Contract Value or benefit base. Beginning with the rider effective date and every three months thereafter, an amount equal to one quarter of the current Ovation II charge (0.30%) will be multiplied by the greater of the Contract Value or the benefit base on that date and will be deducted on a pro rata basis from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for details on how the benefit base is determined. This option may not be elected if you have selected the Premier II Death Benefit, Estate Enhancement Benefit II, or any other optional living benefit rider.

The next item shows the minimum and maximum total operating expenses charged by the Portfolios (before any waivers or reimbursements) that you may pay periodically during the time that you own the contract. More detail concerning each of the Portfolio's fees and expenses is contained in the prospectus for each Portfolio.

                                                                               MINIMUM MAXIMUM
                                                                               ------- -------
TOTAL ANNUAL PORTFOLIO COMPANY OPERATING EXPENSES/1/
(expenses that are deducted from Portfolio assets, including management fees,
distribution and/or service (12b-1) fees, and other expenses)                   0.48%   1.95%

/1/ The table showing the range of expenses for the Portfolios takes into account the expenses of each Portfolio that is a "fund of funds". "Fund of funds" portfolios purchase shares of other funds (each an "Acquired Fund"). Each "fund of funds" has its own set of operating expenses, as does each of the Acquired Funds in which it invests. In determining the range of the Portfolio expenses, we have taken into account the information received from the applicable Portfolios on the combined actual expenses for each such "fund of funds," which include the proportionate portion of the fees and expenses incurred indirectly by those Portfolios as a result of its investment in shares of one or more Acquired Funds. See the prospectuses for the Portfolios that are "fund of funds" for a presentation of the applicable Acquired Fund fees and expenses.

State premium taxes may also be deducted ranging from 0% to 3.5% depending on applicable law. See "Premium Tax" section for more information.

OWNER EXPENSE EXAMPLE

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other Variable Annuity contracts. These costs include Owner transaction expenses, annual maintenance fees, Separate Account annual expenses, and Portfolio company fees and expenses.

Please note:

  .  You may elect only one living benefit on the contract.


  . You may not elect the Premier II Death Benefit or the Estate Enhancement Benefit II with any living benefit rider.





The Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, and uses the Separate Account annual expenses before Annuity Payments commence. The Example is shown using both the least expensive Portfolio (Minimum Fund Expenses) and the most expensive Portfolio (Maximum Fund Expenses) before any reimbursements, with the most expensive contract design over the time period:


  .  Base + HAV II + Ovation II -- Joint (B and L Series contracts)

Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


                                                                             IF YOU ANNUITIZE AT THE END OF THE
                                     IF YOU SURRENDERED YOUR CONTRACT AT THE AVAILABLE TIME PERIOD OR YOU DO
                                     END OF THE APPLICABLE TIME PERIOD         NOT SURRENDER YOUR CONTRACT
                                     --------------------------------------- -------------------------------
B SERIES                             1 YEAR   3 YEARS   5 YEARS   10 YEARS   1 YEAR    3 YEARS 5 YEARS 10 YEARS
--------                             ------   -------   -------   --------   ------    ------- ------- --------
MAXIMUM FUND EXPENSES
Base + HAV II + Ovation II -- Joint  $1,413   $2,563    $3,648     $6,521     $613     $1,863  $3,148   $6,521
MINIMUM FUND EXPENSES
Base + HAV II + Ovation II -- Joint  $1,269   $2,143    $2,972     $5,309     $469     $1,443  $2,472   $5,309

L SERIES
--------
MAXIMUM FUND EXPENSES
Base + HAV II + Ovation II -- Joint  $1,446   $2,658    $3,297     $6,773     $646     $1,958  $3,297   $6,773
MINIMUM FUND EXPENSES
Base + HAV II + Ovation II -- Joint  $1,303   $2,242    $2,632     $5,606     $503     $1,542  $2,632   $5,606


Note: In the above example, the charge for Ovation II -- Joint is based on the maximum annual fee rate of 2.50% for each of the years. If your rider charge is not at the maximum annual fee rate, then your expenses would be less than those shown above.

Different fees and expenses not reflected in the examples above apply after Annuity Payments commence. Please see the section entitled "Contract Charges and Fees" for a discussion of those expenses. The examples contained in this table should not be considered a representation of past or future expenses. Actual expenses may be greater or less than those shown.

SEPARATE ACCOUNT ANNUAL EXPENSES AFTER ANNUITY PAYMENTS COMMENCE (as a percentage of average account value)

This section shows the fees and charges that apply to your contract after Annuity Payments commence.

  SEPARATE ACCOUNT BASED CHARGES                  B SERIES        L SERIES

  Mortality and Expense Risk Charge                 1.20%           1.20%

  Administrative Charge                             0.15%           0.15%

  Total Base Contract Separate Account Annual

  Expenses (No Optional Riders)                     1.35%           1.35%

  Optional Separate Account Charges            Not Applicable  Not Applicable

  OTHER CHARGES                                   B SERIES        L SERIES

  Optional Benefit Charges                     Not Applicable  Not Applicable

CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS

The financial history of each Sub-Account may be found in the appendix under the heading "Condensed Financial Information and Financial Statements". The complete financial statements of the Variable Annuity Account and Minnesota Life are included in the Statement of Additional Information.

THE PORTFOLIOS

Below is a list of the Portfolios, their investment adviser and/or investment sub-adviser, and investment objective. Prospectuses for the Portfolios contain more detailed information about each Portfolio, including discussion of the Portfolio's investment techniques and risks associated with its investments. No assurance can be given that a Portfolio will achieve its investment objective. YOU SHOULD CAREFULLY READ THESE PROSPECTUSES BEFORE INVESTING IN THE CONTRACT. Please contact us to receive a copy of the Portfolio prospectuses.


                                                         INVESTMENT                     INVESTMENT
                    FUND NAME                             ADVISER                       OBJECTIVE
                    ---------                            ----------                     ----------
AIM VARIABLE INSURANCE FUNDS (INVESCO VARIABLE
 INSURANCE FUNDS)
Invesco V.I. Small Cap Equity Fund -- Series II    Invesco Advisers, Inc.  The Fund's investment objective is
 Shares                                                                    long-term growth of capital. The
                                                                           investment objective of the Fund
                                                                           may be changed by the Board of
                                                                           Trustees (the Board) without
                                                                           shareholder approval.
Invesco Van Kampen V.I. American Franchise Fund    Invesco Advisers, Inc.  To seek capital growth.
 -- Series II Shares
Invesco Van Kampen V.I. American Value Fund --     Invesco Advisers, Inc.  To provide above-average total
 Series II Shares                                                          return over a market cycle of three
                                                                           to five years by investing in common
                                                                           stocks and other equity securities.

                                                             INVESTMENT                          INVESTMENT
                    FUND NAME                                  ADVISER                            OBJECTIVE
                    ---------                                 ----------                          ----------
Invesco Van Kampen V.I. Comstock Fund -- Series    Invesco Advisers, Inc.           Seeks capital growth and income
 II Shares                                                                          through investments in equity
                                                                                    securities, including common stocks,
                                                                                    preferred stocks and securities
                                                                                    convertible into common and
                                                                                    preferred stocks.
Invesco Van Kampen V.I. Equity and Income Fund --  Invesco Advisers, Inc.           The Fund's investment objectives
 Series II Shares                                                                   are both capital appreciation and
                                                                                    current income.
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Value Fund -- Class II Shares                   American Century Investment      The Fund seeks long-term capital
                                                   Management, Inc.                 growth. Income is a secondary
                                                                                    objective.
AMERICAN CENTURY VARIABLE PORTFOLIOS II, INC.
VP Inflation Protection Fund -- Class II Shares    American Century Investment      The Fund pursues long-term total
                                                   Management, Inc.                 return using a strategy that seeks to
                                                                                    protect against U.S. inflation.
AMERICAN FUNDS INSURANCE SERIES(R)
Global Bond Fund/SM/ -- Class 2 Shares             Capital Research and Management  The Fund's investment objective is
                                                   Company                          to provide you, over the long term,
                                                                                    with a high level of total return
                                                                                    consistent with prudent investment
                                                                                    management.
Global Growth Fund/SM/ -- Class 2 Shares           Capital Research and Management  The Fund's investment objective is
                                                   Company                          to provide you with long-term
                                                                                    growth of capital.
Global Small Capitalization Fund/SM/ -- Class 2    Capital Research and Management  The Fund's investment objective is
 Shares                                            Company                          to provide you with long-term
                                                                                    growth of capital.
Growth Fund/SM/ -- Class 2 Shares                  Capital Research and Management  The Fund's investment objective is
                                                   Company                          to provide you with growth of
                                                                                    capital.
Growth-Income Fund/SM/ -- Class 2 Shares           Capital Research and Management  The Fund's investment objectives
                                                   Company                          are to achieve long-term growth of
                                                                                    capital and income.
International Fund/SM/ -- Class 2 Shares           Capital Research and Management  The Fund's investment objective is
                                                   Company                          to provide you with long-term
                                                                                    growth of capital.
New World Fund(R) -- Class 2 Shares                Capital Research and Management  The Fund's investment objective is
                                                   Company                          long-term capital appreciation.
U.S. Government/AAA-Rated Securities Fund/SM/ --   Capital Research and Management  The Fund's investment objective is
 Class 2 Shares                                    Company                          to provide a high level of current
                                                                                    income consistent with preservation
                                                                                    of capital.

                                                                INVESTMENT                             INVESTMENT
                    FUND NAME                                     ADVISER                               OBJECTIVE
                    ---------                                    ----------                             ----------
FIDELITY(R) VARIABLE INSURANCE PRODUCTS FUNDS
Contrafund(R) Portfolio -- Service Class 2 Shares  Fidelity Management & Research         Seeks long-term capital appreciation.
                                                   Company (FMR) is the Fund's
                                                   manager.
                                                   FMR Co., Inc. and other affiliates of
                                                   FMR serve as sub-advisers for the
                                                   Fund.
Equity-Income Portfolio -- Service Class 2 Shares  Fidelity Management & Research         Seeks reasonable income. The Fund
                                                   Company (FMR) is the Fund's            will also consider the potential for
                                                   manager.                               capital appreciation. The Fund's goal
                                                   FMR Co., Inc. and other affiliates of  is to achieve a yield which exceeds
                                                   FMR serve as sub-advisers for the      the composite yield on the securities
                                                   Fund.                                  comprising the Standard & Poor's
                                                                                          500(SM) Index (S&P 500(R)).
High Income Portfolio -- Service Class 2 Shares    Fidelity Management & Research         Seeks a high level of current income,
                                                   Company                                while also considering growth of
                                                   (FMR) is the Fund's manager.           capital.
                                                   FMR Co., Inc.
                                                   and other affiliates of FMR serve as
                                                   sub-advisers for the Fund.
Mid Cap Portfolio -- Service Class 2 Shares        Fidelity Management & Research         Seeks long-term growth of capital.
                                                   Company
                                                   (FMR) is the Fund's manager.
                                                   FMR Co., Inc.
                                                   and other affiliates of FMR serve as
                                                   sub-advisers for the Fund.
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS
 TRUST
Franklin Small Cap Value Securities Fund -- Class  Franklin Advisory Services, LLC        Seeks long-term total return. The
 2 Shares                                                                                 Fund normally invests at least 80%
                                                                                          of its net assets in investments of
                                                                                          small capitalization companies.
Templeton Developing Markets Securities            Templeton Asset Management Ltd.        Seeks long-term capital appreciation.
 Fund -- Class 2 Shares
FINANCIAL INVESTORS VARIABLE INSURANCE TRUST
 (IBBOTSON)
Ibbotson Aggressive Growth ETF Asset Allocation    ALPS Advisors, Inc.,                   Seeks to provide investors with
 Portfolio -- Class II Shares                      Sub-Adviser: Ibbotson Associates,      capital appreciation.
                                                   Inc.
Ibbotson Balanced ETF Asset Allocation             ALPS Advisors, Inc.,                   Seeks to provide investors with
 Portfolio -- Class II Shares                      Sub-Adviser: Ibbotson Associates,      capital appreciation and some
                                                   Inc.                                   current income.
Ibbotson Conservative ETF Asset Allocation         ALPS Advisors, Inc.,                   Seeks to provide investors with
 Portfolio -- Class II Shares                      Sub-Adviser: Ibbotson Associates,      current income and preservation of
                                                   Inc.                                   capital.
Ibbotson Growth ETF Asset Allocation               ALPS Advisors, Inc.,                   Seeks to provide investors with
 Portfolio -- Class II Shares                      Sub-Adviser: Ibbotson Associates,      capital appreciation.
                                                   Inc.
Ibbotson Income and Growth ETF Asset Allocation    ALPS Advisors, Inc.,                   Seeks to provide investors with
 Portfolio Class II Shares                         Sub-Adviser: Ibbotson Associates,      current income and capital
                                                   Inc.                                   appreciation.

                                                               INVESTMENT                            INVESTMENT
                    FUND NAME                                    ADVISER                              OBJECTIVE
                    ---------                                   ----------                            ----------
GOLDMAN SACHS VARIABLE INSURANCE TRUST
Goldman Sachs Government Income Fund -- Service    Goldman Sachs Asset Management,      Seeks a high level of current income,
 Shares                                            L.P.                                 consistent with safety of principal.
IVY FUNDS VARIABLE INSURANCE PORTFOLIOS
Ivy Funds VIP Asset Strategy                       Waddell & Reed Investment            Seeks high total return over the long
                                                   Management Company                   term.
Ivy Funds VIP Balanced                             Waddell & Reed Investment            Seeks, as a primary objective, to
                                                   Management Company                   provide current income to the extent
                                                                                        that, in the opinion of WRIMCO, the
                                                                                        Portfolio's investment manager,
                                                                                        market and economic conditions
                                                                                        permit. As a secondary objective, the
                                                                                        Portfolio seeks long-term
                                                                                        appreciation of capital.
Ivy Funds VIP Core Equity                          Waddell & Reed Investment            Seeks capital growth and income.
                                                   Management Company
Ivy Funds VIP Global Natural Resources             Waddell & Reed Investment            Seeks to provide long-term growth.
                                                   Management Company                   Any income realized will be
                                                   Sub-Adviser: Mackenzie Financial     incidental.
                                                   Corporation
Ivy Funds VIP Growth                               Waddell & Reed Investment            Seeks capital growth, with current
                                                   Management Company                   income as a secondary objective.
Ivy Funds VIP International Core Equity            Waddell & Reed Investment            Seeks long-term capital growth.
                                                   Management Company
Ivy Funds VIP International Growth                 Waddell & Reed Investment            Seeks, as a primary objective, long-
                                                   Management Company                   term appreciation of capital. As a
                                                                                        secondary objective, the Portfolio
                                                                                        seeks current income.
Ivy Funds VIP Micro Cap Growth                     Waddell & Reed Investment            Seeks long-term capital appreciation.
                                                   Management Company
                                                   Sub-Adviser: Wall Street Associates
Ivy Funds VIP Mid Cap Growth                       Waddell & Reed Investment            Seeks to provide growth of your
                                                   Management Company                   investment.
Ivy Funds VIP Science and Technology               Waddell & Reed Investment            Seeks long-term capital growth.
                                                   Management Company
Ivy Funds VIP Small Cap Growth                     Waddell & Reed Investment            Seeks growth of capital.
                                                   Management Company
Ivy Funds VIP Small Cap Value                      Waddell & Reed Investment            Seeks long-term accumulation of
                                                   Management Company                   capital.
Ivy Funds VIP Value                                Waddell & Reed Investment            Seeks long-term capital appreciation.
                                                   Management Company
JANUS ASPEN SERIES
Balanced Portfolio -- Service Shares               Janus Capital Management LLC         Seeks long-term capital growth,
                                                                                        consistent with preservation of
                                                                                        capital and balanced by current
                                                                                        income.
Forty Portfolio -- Service Shares                  Janus Capital Management LLC         Seeks long-term growth of capital.
Overseas Portfolio -- Service Shares               Janus Capital Management LLC         Seeks long-term growth of capital.

                                                               INVESTMENT                            INVESTMENT
                    FUND NAME                                   ADVISER                              OBJECTIVE
                    ---------                                  ----------                            ----------
Perkins Mid Cap Value Portfolio -- Service Shares  Janus Capital Management LLC        Seeks capital appreciation.
                                                   Sub-Adviser: Perkins Investment
                                                   Management LLC
MFS(R) VARIABLE INSURANCE TRUST
Investors Growth Stock Series -- Service Class     Massachusetts Financial Services    The Fund's investment objective is
 Shares                                            Company                             to seek capital appreciation. The
                                                                                       Fund's objective may be changed
                                                                                       without shareholder approval.
Value Series -- Service Class Shares               Massachusetts Financial Services    The Fund's investment objective is
                                                   Company                             to seek capital appreciation. The
                                                                                       Fund's objective may be changed
                                                                                       without shareholder approval.
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Neuberger Berman AMT Socially Responsive           Neuberger Berman Management Inc.    Seeks long-term growth of capital by
 Portfolio -- S Class Shares                       LLC                                 investing primarily in securities of
                                                   Sub-Adviser: Neuberger Berman, LLC  companies that meet the Fund's financial criteria and social policy.
                                                                                       To pursue this goal, the Fund invests
                                                                                       mainly in common stocks of mid- to
                                                                                       large- capitalization companies. The
                                                                                       Fund seeks to reduce risk by
                                                                                       investing across many different
                                                                                       industries.
NORTHERN LIGHTS VARIABLE TRUST (TOPS)
TOPS(TM) Protected Balanced ETF Portfolio --       ValMark Advisers, Inc.              Seeks to provide income and capital
 Class 2 Shares                                    Sub-Adviser: Milliman, Inc.         appreciation with less volatility than
                                                                                       the fixed income and equity markets
                                                                                       as a whole.
TOPS(TM) Protected Growth ETF Portfolio -- Class   ValMark Advisers, Inc.              Seeks capital appreciation with less
 2 Shares                                          Sub-Adviser: Milliman, Inc.         volatility than the equity markets as
                                                                                       a whole.
TOPS(TM) Protected Moderate Growth ETF Portfolio   ValMark Advisers, Inc.              Seeks capital appreciation with less
 -- Class 2 Shares                                 Sub-Adviser: Milliman, Inc.         volatility than the equity markets as
                                                                                       a whole.
PANORAMA SERIES FUND, INC. (OPPENHEIMER)
International Growth Fund/VA -- Service Shares     OppenheimerFunds, Inc.              Seeks long-term growth of capital by
                                                                                       investing under normal
                                                                                       circumstances, at least 90% of its
                                                                                       total assets in equity securities of
                                                                                       companies wherever located, the
                                                                                       primary stock market of which is
                                                                                       outside the United States.
PIMCO VARIABLE INSURANCE TRUST
PIMCO VIT Low Duration Portfolio -- Advisor Class  Pacific Investment Management       Seeks maximum total return,
 Shares                                            Company LLC ("PIMCO")               consistent with preservation of
                                                                                       capital and prudent investment
                                                                                       management.

                                                                INVESTMENT                            INVESTMENT
                    FUND NAME                                    ADVISER                               OBJECTIVE
                    ---------                                   ----------                             ----------
PIMCO VIT Total Return Portfolio -- Advisor Class  Pacific Investment Management         Seeks maximum total return,
 Shares                                            Company LLC ("PIMCO")                 consistent with preservation of
                                                                                         capital and prudent investment
                                                                                         management.
PUTNAM VARIABLE TRUST
Putnam VT Growth and Income Fund -- Class IB       Putnam Investment Management,         Seeks capital growth and current
 Shares                                            LLC                                   income.
Putnam VT Voyager Fund -- Class IB Shares          Putnam Investment Management,         Seeks capital appreciation.
                                                   LLC
SECURIAN FUNDS TRUST
Advantus Bond Fund -- Class 2 Shares               Advantus Capital Management, Inc.     Seeks as high a level of a long-term
                                                                                         total rate of return as is consistent
                                                                                         with prudent investment risk. The
                                                                                         Portfolio also seeks preservation of
                                                                                         capital as a secondary objective.
Advantus Index 400 Mid-Cap Fund -- Class 2 Shares  Advantus Capital Management, Inc.     Seeks investment results generally
                                                                                         corresponding to the aggregate price
                                                                                         and dividend performance of the
                                                                                         publicly traded common stocks that
                                                                                         comprise the Standard & Poor's 400
                                                                                         MidCap Index (the S&P 400).
Advantus Index 500 Fund --Class 2 Shares           Advantus Capital Management, Inc.     Seeks investment results that
                                                                                         correspond generally to the price and
                                                                                         yield performance of the common
                                                                                         stocks included in the Standard &
                                                                                         Poor's 500 Composite Stock Price
                                                                                         Index (the S&P 500).
Advantus International Bond Fund -- Class 2 Shares Advantus Capital Management, Inc.     Seeks to maximize current income,
                                                   Sub-Adviser: Franklin Advisers, Inc.  consistent with the protection of principal.
Advantus Money Market Fund*                        Advantus Capital Management, Inc.     Seeks maximum current income to
                                                                                         the extent consistent with liquidity
                                                                                         and the preservation of capital.
Advantus Mortgage Securities Fund -- Class 2       Advantus Capital Management, Inc.     Seeks a high level of current income
 Shares                                                                                  consistent with prudent investment
                                                                                         risk.
Advantus Real Estate Securities Fund -- Class 2    Advantus Capital Management, Inc.     Seeks above average income and
 Shares                                                                                  long-term growth of capital.
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Morgan Stanley UIF Emerging Markets Equity         Morgan Stanley Investment             Seeks long-term capital appreciation
 Portfolio -- Class II Shares                      Management Inc.                       by investing primarily in growth-
                                                                                         oriented equity securities of issuers
                                                                                         in emerging market countries.

* Although the Advantus Money Market Fund seeks to preserve a stable net asset value per share, it is possible to lose money by investing in the Advantus Money Market Fund. An investment in the Advantus Money Market Fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any government agency. In addition, because of expenses incurred by Sub-Accounts in the Variable Annuity Account, during extended periods of low interest rates, the yield of the Sub-Account that invests in the Advantus Money Market Fund may become extremely low and possibly negative.

DESCRIPTION OF THE CONTRACT

Your contract may be used in connection with certain employer sponsored retirement plans or individual retirement annuities adopted by, or on behalf of individuals. It may also be purchased by individuals not as a part of any employer sponsored retirement plan or individual retirement annuities. The contract provides for a Variable Annuity or a Fixed Annuity to begin at some future date.

You must complete an application and submit it to us. We will review your application form for compliance with our issue criteria, and if it is accepted, we will issue the contract to you. We currently require each Owner and Annuitant to be 85 years old or less at the time the contract is issued. In some states you may be able to purchase the contract through an automated electronic transmission process. Ask your representative about availability and details.

OWNERSHIP, ANNUITANTS, AND BENEFICIARIES

OWNER

You, as the Owner, have all the rights under the contract, both before and after the Annuity Commencement Date. The Owner is designated on the Contract Date. You may change the Owner at any time, but the new Owner must meet our issue requirements in effect on the date we receive your written request to change the Owner. If the Owner, who is not also the Annuitant, dies on or after the Annuity Commencement Date, the beneficiary will become the new Owner.


Qualified Contracts can only have one Owner. Non-Qualified Contracts can be owned by up to two natural Owners. If a contract has joint Owners, the joint Owners have equal ownership rights and both must authorize any exercising of those ownership rights unless otherwise permitted by us.

ANNUITANT
The natural person(s) named as Annuitant upon whose life Annuity Payment benefits will be determined under the contract. The Annuitant's life may also be used to determine the value of death benefits and to determine the Maturity Date. You can change the Annuitant on an individually owned non-qualified contract at any time before the Annuity Commencement Date, but you cannot change the Annuitant if the Owner is a not a natural person, such as a trust, corporation or similar entity. If the Annuitant is not the Owner and dies prior to the Annuity Commencement Date, the Owner may name a new Annuitant if the Owner is a natural person. If a new Annuitant is not named, the youngest Owner will become the Annuitant. If the Owner is not a natural person and the Annuitant dies prior to the Annuity Commencement Date, the death will be treated as the death of the Owner, as further described in the section of this Prospectus entitled "Death Benefits".

You may name a joint Annuitant, whose life, together with the Annuitant's, Annuity Payment benefits will be determined under the contract.

Designating different persons as Owner(s) and Annuitant(s) can have important impacts on whether a death benefit is paid, and on who receives it. For more information, please see the Section of this Prospectus entitled 'Death Benefits'. You should consult your financial advisor for assistance in designating and changing Owners and Annuitants.

BENEFICIARY
The person, persons or entity designated by you to receive any death benefit proceeds payable on the death of any Owner prior to the Annuity Commencement Date; or to receive any remaining Annuity Payments payable on the death of the Annuitant after the Annuity Commencement Date. The beneficiary will be the first person on the following list who is alive on the date of death: a surviving Owner (if any), the primary (class 1) beneficiary, the secondary (class 2) beneficiary or, if none of the above is alive, your estate.

If the Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

RIGHT OF CANCELLATION OR "FREE LOOK"

You should read your contract carefully as soon as you receive it. You may cancel your contract within twenty days after its delivery, for any reason, by giving us written notice at: Annuity Services P.O. Box 64628 St. Paul, MN 55164-0628. If you cancel and return your contract during the "free look period", we will refund to you the amount of your Contract Value plus any premium tax charges that may have been deducted, or such other amount as required by your state. Purchase Payments will be invested in accordance with your allocation instructions during the free look period. You may bear the investment risk for your Purchase Payments during this period.

Payment of the requested refund will be made to you within seven days after we receive notice of cancellation. In some states, the free look period may be longer. See your contract for complete details regarding your right to cancel.

1035 EXCHANGES OR REPLACEMENTS

If you are considering the purchase of this contract with the proceeds of another annuity or life insurance contract, also referred to as a "Section 1035 Exchange" or "Replacement", it may or may not be advantageous to replace your existing contract with this contract. You should compare both contracts carefully. You may have to pay surrender charges on your old contract and there is a deferred sales charge period for this contract. In addition, the charges for this contract may be higher (or lower) and the benefits or investment options may be different from your old contract. You should not exchange another contract for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest. For additional information regarding the tax impact in Section 1035 Exchanges, see "Federal Tax Status --
Section 1035 Exchanges."

PURCHASE PAYMENTS

You choose when to make Purchase Payments. Your initial Purchase Payment must be at least equal to the following and must be in U.S. dollars:

       B and L Series $10,000 for Qualified and Non-Qualified Contracts

We may reduce the initial Purchase Payment requirement if you purchase this contract through a 1035 exchange or qualified retirement plan direct transfer from a contract issued by another carrier and at the time of application the value of the other contract(s) meets or exceeds the applicable minimum initial Purchase Payment for this contract, but prior to receipt by us of the proceeds from the other contract(s), the value drops below the minimum initial Purchase Payment requirement due to market conditions.

You must submit this amount along with your application. There may also be limits on the maximum contributions that you can make to employer sponsored retirement plans or Qualified Contracts. Be sure to review your employer sponsored retirement plan's or your Qualified Contract's contribution rules, applicable to your situation.

We will return your initial payment or any subsequent payment within five business days if: (1) your application or instructions fail to specify which Portfolios you desire, or are otherwise incomplete, or (2) you do not consent to our retention of your payment until the application or instructions are made complete and in "good order."

Purchase Payments subsequent to your initial payment must be at least $500 regardless of whether it is a Qualified or Non-Qualified Contract. Total Purchase Payments may not exceed $1,000,000 for the same Owner or Annuitant except with our consent. For purposes of this limitation, we may aggregate other Minnesota Life annuity contracts with this one. Additional Purchase Payments will not be accepted while either the Owner or joint Owner qualifies under the hospital and medical care or terminal condition provisions for the waiver of any deferred sales charges. In addition, we reserve the right to refuse to accept additional Purchase Payments at any time on or after the Contract Date for any reason. We reserve the right to refuse an individual Purchase Payment if appropriate under our policies related to anti-money laundering or stranger owned contracts. Upon advance written notice, we may also exercise our rights under the contract or optional riders to limit or discontinue acceptance of all future Purchase Payments. This means that if we exercise these rights, you will not be able to make additional Purchase Payments and therefore will no longer be able to increase your Contract Value through additional Purchase Payments to the contract. Any guaranteed or optional benefits you may have elected and which are determined by the amount of Purchase Payments will also no longer be able to be increased through any additional Purchase Payments to the contract. You should consider these Purchase Payment limitations, and all other limitations in this contract, and how they may impact your long-term investment plans, especially if you intend on making additional Purchase Payments over a long period of time.



If we exercise these rights, there will be no impact to Purchase Payments received prior to the effective date of the limitation or to benefits already accrued in the contract and/or optional riders. We will apply these limitations in a non-discriminatory manner.



If your contract was issued in the State of Florida, future Purchase Payments may not be limited beyond the minimum and maximum Purchase Payments stated in the contract or optional rider.


AUTOMATIC PURCHASE PLAN

If you elect to establish an Automatic Purchase Plan (APP), the minimum subsequent Purchase Payment amount is reduced to $100. You may elect Purchase Payments to occur on a bi-weekly, monthly, bi-monthly, quarterly, semi-annual or annual basis. You must also select which day of the month you would like your APP draft to occur. You may select from the 1st day of the month through the 25th day. If the date you selected falls on a date that is not a Valuation Date, for example because it's a holiday or weekend, the transaction will be processed on the next Valuation Date. An APP is not available if the contract is a Simplified Employee Pension (SEP) IRA.

PURCHASE PAYMENT ALLOCATION OPTIONS

Your Purchase Payments may be allocated to a Portfolio of the Variable Annuity Account or to the DCA Fixed Account. There is no minimum amount which must be allocated to any of the allocation options. You may only allocate your Purchase Payments or Contract Value to the Fixed Account after you have elected to begin Fixed Annuity Payments.

FOCUSED PORTFOLIO STRATEGIES OR MODELS


Minnesota Life makes available to Owners at no additional charge five diversified model portfolios called "Focused Portfolio Strategies or Models" ("Model Portfolios") that range from conservative to aggressive in investment style. These Model Portfolios are intended to provide a diversified investment portfolio by combining different asset classes to help you reach your investment goal. While diversification may help reduce overall risk, it does not eliminate the risk of losses and it does not protect against losses in a declining market.

Pursuant to an agreement with Minnesota Life, Ibbotson Associates, Inc. ("Ibbotson"), a diversified financial services firm and registered investment adviser, determines the composition of the Model Portfolios. There is no investment advisory relationship between Ibbotson and you, and you should not rely on the Model Portfolios as providing individualized investment recommendations to you. In the future, Minnesota Life may modify or discontinue its arrangement with Ibbotson, in which case Minnesota Life may contract with another firm to provide similar asset allocation models, or may provide its own asset allocation models.



The following is a brief description of the five Model Portfolios currently available. They are more fully described in a separate brochure. Your sales representative can provide additional information about the Model Portfolios. Please talk to him or her if you have additional questions about these Model Portfolios.



AGGRESSIVE GROWTH portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 100% in equity investments. The largest of the asset class target allocations are in international equity, large cap value and large cap growth.



GROWTH portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 80% in equity and 20% in fixed income investments. The largest of the asset class target allocations are in large cap value, international equity, large cap growth and fixed income.



CONSERVATIVE GROWTH portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 60% in equity and 40% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity and large cap growth.



INCOME portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 40% in equity and 60% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value, international equity, and large cap growth.



CONSERVATIVE INCOME portfolio is composed of underlying Sub-Accounts representing a target allocation of approximately 20% in equity and 80% in fixed income investments. The largest asset class target allocations are in fixed income, large cap value and large cap growth.



The target asset allocations of these Model Portfolios may vary from time to time in response to market conditions and changes in the holdings of the Funds in the underlying Portfolios. However, this is considered a "static" allocation model. When you elect one of the Model Portfolios we do not automatically change your allocations among the Sub-Accounts if the Model Portfolio's allocation is changed. You must instruct us to change the allocation.



Only certain Model Portfolios may be used with the living benefit riders. Please see the section that describes the optional benefit you are considering for additional discussion of how the models are required to be used for these benefits.


CUSTOMCHOICE ALLOCATION OPTION

In conjunction with certain living benefit riders you may have the option of participating in the CustomChoice Allocation Option. Currently, this option is available if you purchase the GMIB or single or joint versions of Ovation II rider. This option is an asset allocation approach that is intended to offer you a variety of investment options while also allowing us to limit some of the risk that we take when offering living benefit riders. IN PROVIDING THIS ALLOCATION OPTION, MINNESOTA LIFE IS NOT PROVIDING INVESTMENT ADVICE OR MANAGING THE ALLOCATIONS UNDER YOUR CONTRACT. THIS IS NOT AN INVESTMENT ADVISORY ACCOUNT. IF YOU PARTICIPATE IN THIS OPTION YOU HAVE SOLE AUTHORITY TO MAKE INVESTMENT ALLOCATION DECISIONS WITHIN THE DEFINED LIMITATIONS. If you choose to participate in this option you must allocate 100% of your Contract Value within the limitations set forth below.

You may transfer your Contract Value among the Fund options within a group or among Funds in different groups provided that after the transfer your allocation meets the limitations below. Transfers between Funds within the CustomChoice Allocation Option will be validated against the limitations based on Contract Values as of the Valuation Date preceding the transfer. We will reject any allocation instructions that do not comply with the limitations.

If we receive an instruction that will result in an allocation that does not comply with the allocation limitations, we will notify you either through your financial representative or directly via phone or email. The DCA Fixed Account option is not available if you participate in the CustomChoice Allocation Option.

In selecting an allocation option, you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an option. ASSET ALLOCATION DOES NOT ENSURE A PROFIT OR PROTECT AGAINST A LOSS IN A DECLINING MARKET.

To participate in the CustomChoice Allocation Option you must allocate 100% of your Contract Value to Groups A, B, C and D, according to the following limitations:

    Group A -- a MINIMUM of 30% and MAXIMUM of 70% of your Contract Value, but no more than 30% of Contract Value may be allocated to any single Fund in Group A

    Group B -- a MINIMUM of 30% of your Contract Value, but no more than 30% of Contract Value may be allocated to any single Fund in Group B

    Group C -- a MAXIMUM of 25% of your Contract Value, but no more than 15% of Contract Value may be allocated to any single Fund in Group C

    Group D -- a MAXIMUM of 10% of your Contract Value, but no more than 5% of Contract Value may be allocated to any single Fund in Group D

Please note -- the above percentage limitations require that you allocate a minimum of 30% of your Contract Value to Group A and a minimum of 30% of your Contract Value to Group B. You are not required to allocate anything to Groups C or D.

The underlying Funds in each Group are:

Group A (30% - 70%, no more than 30% in any single Fund)

             -----------------------------------------------------
             American Century Variable  PIMCO VIT Variable
             Portfolios II, Inc.        Insurance Trust
               .  VP Inflation            .  PIMCO VIT Low
                  Protection Fund --         Duration
                  Class II Shares            Portfolio -- Advisor
                                             Class Shares
             American Funds Insurance     .  PIMCO VIT Total
             Series(R)                       Return Portfolio --
               .  U.S.                       Advisor Class Shares
                  Government/AAA-Rated
                  Securities Fund/SM/   Securian Funds Trust
                  -- Class 2 Shares       .  Advantus Bond Fund
                                             -- Class 2 Shares
             Goldman Sachs Variable       .  Advantus Money
             Insurance Trust                 Market Fund
               .  Goldman Sachs           .  Advantus Mortgage
                  Government Income          Securities Fund --
                  Fund -- Service            Class 2 Shares
                  Shares
             -----------------------------------------------------

Group B (at least 30%, no more than 30% in any single Fund)

             -----------------------------------------------------
             AIM Variable Insurance     Ivy Funds Variable
             Funds (Invesco Variable    Insurance Portfolios
             Insurance Funds)             .  Ivy Funds VIP Asset
               .  Invesco Van Kampen         Strategy
                  V.I. American           .  Ivy Funds VIP
                  Franchise Fund --          Balanced
                  Series II Shares        .  Ivy Funds VIP Core
               .  Invesco Van Kampen         Equity
                  V.I. Comstock           .  Ivy Funds VIP Growth
                  Fund -- Series II       .  Ivy Funds VIP Value
                  Shares
               .  Invesco Van Kampen    Janus Aspen Series
                  V.I. Equity and         .  Balanced Portfolio
                  Income Fund --             -- Service Shares
                  Series II Shares        .  Forty Portfolio --
                                             Service Shares
             American Century Variable
             Portfolios, Inc.           MFS(R) Variable Insurance
               .  VP Value Fund --      Trust
                  Class II Shares         .  Investors Growth
                                             Stock Series --
             American Funds Insurance        Service Class Shares
             Series(R)                    .  Value Series --
               .  Growth Fund/SM/ --         Service Class Shares
                  Class 2 Shares
               .  Growth-Income         Northern Lights Variable
                  Fund/SM/ -- Class 2   Trust
                  Shares                  .  TOPS(TM) Protected
                                             Balanced ETF
             Fidelity(R) Variable            Portfolio -- Class 2
             Insurance Products Funds        Shares
               .  Contrafund(R)           .  TOPS(TM) Protected
                  Portfolio -- Service       Growth ETF
                  Class 2 Shares             Portfolio -- Class 2
               .  Equity-Income              Shares
                  Portfolio -- Service    .  TOPS(TM) Protected
                  Class 2 Shares             Moderate Growth ETF
                                             Portfolio -- Class 2
             Financial Investors             Shares
             Variable Insurance Trust
               .  Ibbotson Aggressive   Putnam Variable Trust
                  Growth ETF Asset        .  Putman VT Growth and
                  Allocation Portfolio       Income Fund -- Class
                  -- Class II Shares         IB Shares
               .  Ibbotson Balanced       .  Putman VT Voyager
                  ETF Asset Allocation       Fund -- Class IB
                  Portfolio -- Class         Shares
                  II Shares
               .  Ibbotson              Securian Funds Trust
                  Conservative ETF        .  Advantus Index 500
                  Asset Allocation           Fund -- Class 2
                  Portfolio -- Class         Shares
                  II Shares
               .  Ibbotson Growth ETF
                  Asset Allocation
                  Portfolio -- Class
                  II Shares
               .  Ibbotson Income and
                  Growth ETF Asset
                  Allocation Portfolio
                  -- Class II Shares
             -----------------------------------------------------

Group C (up to 25%, no more than 15% in any single Fund)

             -----------------------------------------------------
             AIM Variable Insurance     Franklin Templeton
             Funds (Invesco Variable    Variable Insurance
             Insurance Funds)           Products Trust
               .  Invesco V.I. Small      .  Franklin Small Cap
                  Cap Equity Fund --         Value Securities
                  Series II Shares           Fund -- Class 2
               .  Invesco Van Kampen         Shares
                  V.I. American Value
                  Fund -- Series II     Ivy Funds Variable
                  Shares                Insurance Portfolios
                                          .  Ivy Funds VIP
             American Funds Insurance        International Core
             Series(R)                       Equity
               .  Global Bond Fund/SM/    .  Ivy Funds VIP
                  -- Class 2 Shares          International Growth
               .  Global Growth           .  Ivy Funds VIP Micro
                  Fund/SM/ -- Class 2        Cap Growth
                  Shares                  .  Ivy Funds VIP Mid
               .  International              Cap Growth
                  Fund/SM/ -- Class 2     .  Ivy Funds VIP Small
                  Shares                     Cap Growth
                                          .  Ivy Funds VIP Small
             Fidelity(R) Variable            Cap Value
             Insurance Products Funds
               .  Mid Cap Portfolio --
                  Service Class 2
                  Shares

             Janus Aspen Series         Securian Funds Trust
               .  Overseas Portfolio      .  Advantus Index 400
                  -- Service Shares          Mid-Cap Fund --
               .  Perkins Mid Cap            Class 2 Shares
                  Value Portfolio --      .  Advantus
                  Service Shares             International Bond
                                             Fund -- Class 2
             Panorama Series Fund, Inc.      Shares
               .  International Growth
                  Fund/VA -- Service
                  Shares
             -----------------------------------------------------

Group D (up to 10%, no more than 5% in any single Fund)

             -----------------------------------------------------
             American Funds Insurance   Ivy Funds Variable
             Series(R)                  Insurance Portfolios
               .  Global Small            .  Ivy Funds VIP Global
                  Capitalization             Natural Resources
                  Fund/SM/ -- Class 2     .  Ivy Funds VIP
                  Shares                     Science and
               .  New World Fund(R) --       Technology
                  Class 2 Shares
                                        Neuberger Berman Advisers
             Fidelity(R) Variable       Management Trust
             Insurance Products Funds     .  Neuberger Berman AMT
               .  High Income                Socially Responsive
                  Portfolio -- Service       Portfolio -- S Class
                  Class 2 Shares             Shares

             Franklin Templeton         Securian Funds Trust
             Variable Insurance           .  Advantus Real Estate
             Products Trust                  Securities Fund --
               .  Templeton Developing       Class 2 Shares
                  Markets Securities
                  Fund -- Class 2       The Universal
                  Shares                Institutional Funds, Inc.
                                          .  Morgan Stanley UIF
                                             Emerging Markets
                                             Equity Portfolio --
                                             Class II Shares
             -----------------------------------------------------

Rebalancing

If you elect to use the CustomChoice Allocation Option, your Contract Value will automatically be rebalanced each quarter. When we rebalance your Contract Value we will transfer amounts between Sub-Accounts so that the allocations when the rebalancing is complete are the same as the most recent allocation instructions we received from you. The rebalancing will occur on the same day of the month as the Contract Date. If the Contract Date is after the 25th of the month, rebalancing will occur on the first business day of the following month. If the quarterly rebalancing date does not fall on a business date, the rebalancing will occur on the next business date. REBALANCING DOES NOT GUARANTEE AN INVESTMENT RETURN IN YOUR CONTRACT VALUE.

Possible Changes

We reserve the right to add, remove, or change the groups, the Funds within each group, or the percentage limitations for each group. We will notify you of any such change. If there is a change, you will not need to change your then-current allocation instructions. However, the next time you make a Purchase Payment, reallocation request or transfer request, we will require that your allocation instructions comply with the limitations in effect at the time of the Purchase Payment, reallocation request or transfer request. If an Owner makes an allocation change request to a group or Fund that is no longer available, the Owner will be obligated to provide a new allocation instruction to a group or Fund available at the time of the request. Until your next Purchase Payment, transfer request or reallocation request, quarterly rebalancing will continue to be based on the most recent allocation instructions we received from you.

Termination

To terminate participation in the CustomChoice Allocation Option you must allocate your entire Contract Value to another allocation plan approved for use with the rider you have elected.

TRANSFERS

Values may be transferred between or among the Portfolios of the Variable Annuity Account. You may effect transfers or change allocation of future Purchase Payments by written request, internet (through our eService Center), or telephone transfer. We will make the transfer on the basis of Accumulation Unit values next determined after receipt of your request at our home office. You may not transfer into the DCA Fixed Account. Only new Purchase Payments may be allocated to the DCA Fixed Account. You also may not transfer into the Fixed Account. Contract Value will only be allocated to the Fixed Account after you have elected a Fixed Annuity.

Unless stated otherwise, the same conditions and procedures that apply to written requests apply to telephone requests including any faxed requests. We have procedures designed to provide reasonable assurance that telephone or faxed authorizations are genuine. To the extent that we do not have procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We require Owners or persons authorized by them to provide identifying information to us, we record telephone instruction conversations and we provide you with written confirmations of your telephone or faxed transactions.

There is generally no dollar amount limitation on transfers. (Additional limitations apply in the case of systematic transfer arrangements. See "Systematic Transfer Arrangements".)

No deferred sales charge will be imposed on transfers. In addition, there is currently no charge for transfers. However, we reserve the right to charge up to $10 per transfer if you make more than 12 transfers in any single Contract Year.

During periods of marked economic or market changes, you may experience difficulty making a telephone request due to the volume of telephone calls. If that occurs, you should consider submitting a written request while continuing to attempt your transaction request.

MARKET TIMING AND DISRUPTIVE TRADING

This contract is not designed to be used as a vehicle for frequent trading (i.e., transfers) in response to short-term fluctuations in the securities markets, often referred to generally as "market timing." Market timing activity and frequent trading in your contract can disrupt the efficient management of the underlying Portfolios and their investment strategies, dilute the value of Portfolio shares held by long-term shareholders, and increase Portfolio expenses (including brokerage or other trading costs) for all Portfolio shareholders, including long-term Owners invested in affected Portfolios who do not generate such expenses. It is the policy of Minnesota Life to discourage market timing and frequent transfer activity, and, when Minnesota Life becomes aware of such activity, to take steps to attempt to minimize the effect of frequent trading activity in affected Portfolios. You should not purchase this contract if you intend to engage in market timing or frequent transfer activity.

We have developed policies and procedures to detect and deter market timing and other frequent transfers, and we will not knowingly accommodate or create exceptions for Owners engaging in such activity. We employ various means to attempt to detect and deter market timing or other abusive transfers. However, our monitoring may be unable to detect all harmful trading nor can we ensure that the underlying Portfolios will not suffer disruptions or increased expenses attributable to market timing or abusive transfers resulting from other insurance carriers which invest in the same Portfolios. In addition, because market timing can only be detected after it has occurred to some extent, our policies to stop market timing activity do not go into effect until after we have identified such activity.

We reserve the right to restrict the frequency of -- or otherwise modify, condition or terminate -- any transfer method(s). Your transfer privilege is also subject to modification if we determine, in our sole discretion, that the exercise of the transfer privilege by one or more Owners is or would be to the disadvantage of other Owners. Any new restriction that we would impose will apply to your contract without regard to when you purchased it. We also reserve the right to implement, administer, and charge you for any fees or restrictions, including redemption fees that may be imposed by an underlying Portfolio attributable to transfers in your contract. We will consider one or more of the following factors:

  .  the dollar amount of the transfer(s);

  . whether the transfers are part of a pattern of transfers that appear designed to take advantage of market inefficiencies;

  . whether an underlying Portfolio has requested that we look into identified unusual or frequent activity in a Portfolio;

  .  the number of transfers in the previous calendar quarter;

  . whether the transfers during a quarter constitute more than two "round trips" in a particular Portfolio. A round trip is a purchase into a Portfolio and a subsequent redemption out of the Portfolio, without regard to order.

In the event your transfer activity is identified as disruptive or otherwise constitutes a pattern of market timing, you will be notified in writing that your transfer privileges will be restricted in the future if the activity continues. Upon our detecting further prohibited activity, you will be notified in writing that your transfer privileges are limited to transfer requests delivered via regular U.S. mail only. No fax, voice, internet, courier or express delivery requests will be accepted. The limitations for the transfer privileges in your contract will be permanent.

In addition to our market timing procedures, the underlying Portfolios may have their own market timing policies and restrictions. While we reserve the right to enforce the Portfolios' policies and procedures, Owners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Portfolios, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter that obligates us to provide the Portfolio promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Portfolios.

None of these limitations apply to transfers under systematic transfer programs such as Dollar Cost Averaging or Automatic Portfolio Rebalancing.

SPECULATIVE INVESTING

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme. Your contract may not be traded on any stock exchange or secondary market. By purchasing this contract you represent and warrant that you are not using this contract, or any of its riders, for speculation arbitrage, viatication or any other type of collective investment scheme.

SYSTEMATIC TRANSFER ARRANGEMENTS

We offer certain systematic transfer arrangements including rebalancing and two dollar cost averaging options: (1) regular Dollar Cost Averaging ("DCA") and
(2) the DCA Fixed Account option. You may elect either rebalancing or regular DCA to occur on a monthly, quarterly, semi-annual or annual basis. However, you may not elect more than one of these systematic transfer arrangements on the same contract at the same time. You must also select the day of the month you would like the transaction to be processed (ranging from the 1st to the 25th day of the month). If the transaction is after annuitization, the date must range from the 2nd to the 25th day of the month. If a transaction cannot be completed on that date, for example, because it's a weekend or holiday, it will be processed on the next Valuation Date. There will be no charge for any of the systematic transfer arrangements described below, and they will not count toward your 12 transfers in any single Contract Year described above.

    AUTOMATIC PORTFOLIO REBALANCING

Rebalancing is a technique where you instruct us to re-allocate specific Portfolios periodically to a predetermined percentage. We will re-allocate your Portfolios based on the designated date, frequency and percentage instructions you provide to us.

Rebalancing will not affect your allocation of future Purchase Payments and is not limited to a maximum or minimum number of Portfolios. If you elect an optional living benefit, and you have elected the Focused Portfolio Strategy or CustomChoice Allocation option, your Contract Value will automatically be rebalanced each quarter.

If you elect a Variable Annuity, you may instruct us to rebalance the variable Sub-Accounts. Rebalancing is not available for any portion that is a Fixed Annuity.

    DOLLAR COST AVERAGING

Dollar Cost Averaging ("DCA") is another type of systematic transfer arrangement. DCA is an investment technique by which you invest a set amount of money at regular intervals. This technique averages the cost of the units you purchase over the period of time and may help to even out the market's volatility in your Sub-Account. DCA is not available if you elect an optional living benefit that contains asset allocation requirements.

For the "regular" DCA, you must tell us the Sub-Accounts in your contract that you wish to transfer amounts out of as well as the Sub-Accounts into which you wish the amounts transferred. In addition, you must instruct us as to the dollar amount (or percentage amount) you wish transferred and the frequency (monthly, quarterly, semi-annual or annual). You must also select the day of the month you would like the transaction to be processed (ranging from the 1st to the 25th day of the month).

Your "regular" DCA instructions will remain active until the Sub-Account is depleted in the absence of specific instructions otherwise. DCA will not affect your allocation of future Purchase Payments, is not limited to a maximum or minimum number of Portfolios, and is not available after you annuitize.

    DCA FIXED ACCOUNT OPTION

The DCA Fixed Account option also allows you to dollar cost average. The DCA Fixed Account option may only be used for new Purchase Payments to the contract -- you may not transfer into it from other investment options.

Purchase Payment amounts that you allocate to the DCA Fixed Account will be held in a fixed account which credits interest at an annual rate at least equal to the minimum guaranteed interest rate shown in your contract. Beginning one month following the date a Purchase Payment is allocated to the DCA Fixed Account, a portion of the amount allocated will be systematically transferred over an established period of time (currently either 6 months or 12 months) to Sub-Accounts of the Variable Annuity Account that you have elected. If the systematic transfer would occur on or after the 26th day of the month, then the systematic transfer will be on the first day of the following month instead.

Each month thereafter a portion of the allocated Purchase Payment will be transferred to the designated Sub-Accounts until the DCA Fixed Account has been depleted. In the event you allocate additional Purchase Payments to the DCA Fixed Account during the period selected, those additional amounts will be transferred over the remainder of the period. If you allocate Purchase Payments to the DCA Fixed Account after it is depleted, a new period of time will be started, as selected by you.

The DCA Fixed Account is not available with Automatic Purchase Plans or in combination with any other systematic transfer arrangement. The DCA Fixed Account is not available if you elect an optional living benefit that contains asset allocation requirements.

If you wish to terminate this systematic transfer prior to the end of the period, you may instruct us to do so. Any remaining amount held in the DCA Fixed Account at that time will be transferred to the Sub-Accounts you elected as of the Valuation Date coincident with or next following the date you instruct us to terminate the transfers. In the event you die prior to the end of the period, the amount remaining in your DCA Fixed Account when we receive notice of your death will be transferred to the money market Sub-Account.

The DCA Fixed Account is not available after you annuitize. Amounts held in the DCA Fixed Account are part of our General Account. To the extent permitted by law we reserve the right at any time to stop accepting new Purchase Payments to the DCA Fixed Account.

Below is an example designed to show how transfers from the DCA Fixed Account might work:

                           DCA FIXED ACCOUNT EXAMPLE


                                     PURCHASE
                         DCA FIXED   PAYMENTS
                          ACCOUNT  ALLOCATED TO                         DCA FIXED
TRANSACTION               BEFORE        DCA      TRANSFER TO SELECTED ACCOUNT AFTER
   DATE      TRANSACTION ACTIVITY  FIXED ACCOUNT    SUB- ACCOUNTS       ACTIVITY
-----------  ----------- --------- ------------- -------------------- -------------
  June 1      Purchase      --       20,000.00            --            20,000.00
              Payment

  July 1      Monthly    20,080.36      --             1,673.36         18,407.00
              Transfer                              (=20,080.36/12)

 August 1     Monthly    18,483.43      --             1,680.31         16,803.12
              Transfer                              (=18,483.43/11)

 August 15    Purchase   16,834.59   10,000.00            --            26,834.59
              Payment

September 1   Monthly    26,895.64      --             2,689.56         24,206.08
              Transfer                              (=26,895.64/10)


To illustrate the DCA Fixed Account, assume a contract is issued on June 1. At this time, Purchase Payments totaling $20,000 are allocated to the 12 month DCA Fixed Account. Assume the interest rate as of June 1 for the 12 month DCA Fixed Account option is 5%.

On July 1, one month after the first Purchase Payment into the DCA Fixed Account, the DCA Fixed Account value with interest is $20,080.36. There are 12 monthly transfers remaining from the DCA Fixed Account. Therefore, an amount of $1,673.36 ($20,080.36 /12) is transferred into the variable Sub-Accounts you previously selected.

On August 1, two months after the initial Purchase Payment into the DCA Fixed Account, the DCA Fixed Account value with interest is $18,483.43. There are 11 monthly transfers remaining in the period. Therefore, an amount of $1,680.31 ($18,483.43 /11) is transferred into the variable Sub-Accounts you previously selected.

On August 15, the value of the DCA Fixed Account is $16,834.59. An additional Purchase Payment of $10,000 is allocated to the DCA Fixed Account resulting in a DCA Fixed Account value of $26,834.59. Since this additional Purchase Payment was made during the 12 month period originally established on June 1, the resulting DCA Fixed Account Value will be transferred over the remaining 10 monthly transfers.

On September 1, three months after the initial Purchase Payment into the DCA Fixed Account, the DCA Fixed Account value with interest is $26,895.64. There are 10 monthly transfers remaining in the period. Therefore, an amount of $2,689.56 ($26,895.64 /10) is transferred into the variable Sub-Accounts you previously selected.

This process will continue, with transfers being made monthly, until the end of the 12 month period. The final transfer will occur on June 1 of the following year. Following this transfer, the DCA Fixed Account value will equal zero.

PURCHASE PAYMENTS AND VALUE OF THE CONTRACT

    CREDITING ACCUMULATION UNITS

During the accumulation period each Purchase Payment is credited on the Valuation Date on or following the date we receive the Purchase Payment at our home office. We will credit your Purchase Payments allocated to the Variable Annuity Account, to your contract in the form of Accumulation Units. The number of Accumulation Units credited with respect to each Purchase Payment is determined by dividing the portion of the Purchase Payment allocated to each Sub-Account by the then current Accumulation Unit value for that Sub-Account.

The number of Accumulation Units so determined shall not be changed by any subsequent change in the value of an Accumulation Unit, but the value of an Accumulation Unit will vary from Valuation Date to Valuation Date to reflect the investment experience of the Portfolio(s).


We will determine the value of Accumulation Units on each day on which each Portfolio is valued. The net asset value of the Portfolios' shares shall be computed once daily, and, in the case of money market Portfolio, after the declaration of the daily dividend, as of the close of the New York Stock Exchange ("Exchange") (generally, 3:00 p.m., Central Time), on each day, Monday through Friday, except:


  . days on which changes in the value of that Portfolio's securities will not materially affect the current net asset value of that Portfolio's shares;

  . days during which none of that Portfolio's shares are tendered for redemption and no order to purchase or sell that Portfolio's shares is received by that Portfolio; and

  . customary national business holidays on which the Exchange is closed for trading.

The value of Accumulation Units for any given Sub-Account will be the same for all Purchase Payments we receive at our home office on that day prior to the close of the Exchange. Purchase Payments received after the close of business of the Exchange will be priced on the next Valuation Date.

In addition to providing for the allocation of Purchase Payments to the Sub-Account of the Variable Annuity Account, the contracts allow you to allocate Purchase Payments to the DCA Fixed Account for accumulation at a guaranteed interest rate.

    VALUE OF THE CONTRACT

The Contract Value of your contract at any time prior to when Annuity Payments begin can be determined by multiplying the number of Accumulation Units of each Portfolio to which you allocate values by the current value of those units and then adding the values so calculated. Then add to that amount any value you have allocated to the Guaranteed Interest Options. There is no assurance that your Contract Value will equal or exceed your Purchase Payments.

    ACCUMULATION UNIT VALUE

The value of an Accumulation Unit for each Sub-Account of the Variable Annuity Account was set at $1.000000 on the first Valuation Date of the Sub-Account. The value of an Accumulation Unit on any subsequent Valuation Date is determined by multiplying:

  . the value of that Accumulation Unit on the immediately preceding Valuation Date by,

  . the Net Investment Factor for the applicable Sub-Account (described below) for the valuation period just ended.

The value of an Accumulation Unit any day other than a Valuation Date is its value on the next Valuation Date.

NET INVESTMENT FACTOR FOR EACH VALUATION PERIOD

The Net Investment Factor is an index used to measure the investment performance of a Sub-Account of the Variable Annuity Account from one valuation period to the next. For any Sub-Account, the Net Investment Factor for a valuation period is the gross investment rate for that Sub-Account for the valuation period, less a deduction for the mortality and expense risk charge at the current rate of 1.20% for B Series and 1.55% for L Series per annum (1.20% per annum after annuitization) and a deduction for the administrative charge at the current rate of .15% per annum. If you elected an optional benefit with a daily Separate Account charge, the charge associated with that option will also be deducted.

The gross investment rate may be positive or negative and is equal to:

  . the net asset value per share of a Portfolio share held in a Sub-Account of the Variable Annuity Account determined at the end of the current valuation period, plus

  . the per share amount of any dividend or capital gain distribution by the Portfolio if the "ex-dividend" date occurs during the current valuation period, divided by,

  . the net asset value per share of that Portfolio share determined at the end of the preceding valuation period.

REDEMPTIONS, WITHDRAWALS AND SURRENDER

Prior to the date Annuity Payments begin you may make partial withdrawals from your contract in amounts of at least $250. We will waive the minimum withdrawal amount:

  . on withdrawals where a systematic withdrawal program is in place and the smaller amount satisfies the minimum distribution requirements of the Code, or

  . when the withdrawal is requested because of an excess contribution to a Qualified Contract.

To request a withdrawal or surrender (including 1035 exchanges) you may submit to Annuity Services a fully completed and signed surrender or withdrawal form authorized by Minnesota Life. You may also request certain partial withdrawals by telephone if we have a completed telephone authorization on file. Contact Annuity Services for details.

Unless stated otherwise, the same conditions and procedures that apply to written requests apply to telephone requests including any faxed requests. We require Owners or persons authorized by them to provide identifying information to use, we record telephone instruction conversations and we provide you with written confirmations of your telephone or faxed transactions. Minnesota Life will not be liable for any loss, expense, or cost arising out of any requests that we reasonably believe to be authentic.

During periods of marked economic or market changes, you may experience difficulty making a telephone request due to the volume of telephone calls. If that occurs, you should consider submitting a written request while continuing to attempt your transaction request. We also reserve the right to suspend or limit telephone transactions.

Withdrawal values will be determined as of the Valuation Date we receive your written withdrawal request at our home office. Unless you tell us otherwise, withdrawals (including systematic withdrawals) will be made from the Variable Annuity Account and any amounts in the DCA Fixed Account on a proportionate basis.

Your Contract Value will be reduced by the amount of your withdrawal and any applicable deferred sales charge.

If a withdrawal leaves you with a Contract Value of less than $2,000, we may elect to treat your withdrawal as a full surrender of your contract and send you your contract's surrender value, as calculated below.

Before Annuity Payments begin, you may surrender the contract for its surrender value. You will receive the surrender value in a single lump sum. The surrender value of your contract is the Contract Value computed as of the Valuation Date your surrender request is received, reduced by any applicable deferred sales charge. In lieu of a lump sum payment, you may elect an annuity. In most cases, once Annuity Payments begin, you cannot surrender the annuity benefits and receive a single sum instead (see "Electing the Retirement Date and Annuity Option" for more information).

MODIFICATION AND TERMINATION OF THE CONTRACT

Your contract may be modified at any time by written agreement between you and us. However, no such modification will adversely affect your rights under the contract unless the modification is made to comply with a law or government regulation. You will have the right to accept or reject the modification.

The contract permits us to cancel your contract, and pay you its Contract Value if:

  . no Purchase Payments are made for a period of two or more full Contract Years, and

  . the total Purchase Payments made, less any withdrawals and associated charges, are less than $2,000, and

  .  the Contract Value of the contract is less than $2,000.

We will notify you, in advance, of our intent to exercise this right in our annual report to you about the status of your contract. We will cancel the contract ninety days after the Contract Anniversary unless we receive an additional Purchase Payment before the end of that ninety day period. We will not terminate your contract solely because of poor Sub-Account performance. If we do elect to terminate your contract under this provision, no deferred sales charge will apply.

ASSIGNMENT

If the contract is sold in connection with a tax-qualified program (including individual retirement annuities), then:

  . your interest may not be assigned, sold, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, and

  . to the maximum extent permitted by law, benefits payable under the contract shall be exempt from the claims of creditors.

If the contract is not issued in connection with a tax-qualified program, any person's interest in the contract may be assigned. You should discuss the tax consequences with your tax advisor.

We will not be bound by any assignment until we have recorded written notice of it at our home office. We are not responsible for the validity of any assignment. An assignment will not apply to any payment or action made by us before it was recorded. Any payments to an assignee will be paid in a single sum. Any claim made by an assignee will be subject to proof of the assignee's interest and the extent of the assignment.

DEFERMENT OF PAYMENT




We will make all payments (including withdrawals, surrenders, and Annuity Payments) and transfers within seven days after the date the transaction request is received by us in good order, unless the payment or transfer is postponed for:


  . any period during which the Exchange is closed other than customary weekend and holiday closings, or during which trading on the Exchange is restricted, as determined by the Securities and Exchange Commission ("SEC");

  . any period during which an emergency exists as determined by the SEC as a result of which it is not reasonably practical to dispose of securities in the Portfolio(s) or to fairly determine the value of the assets of the Portfolio(s); or

  .  other periods the SEC by order permits for the protection of the Owners.


See the section entitled "The General Account" for additional restrictions on withdrawals from the General Account.


CONFIRMATION STATEMENTS AND REPORTS

You will receive confirmation statements of any unscheduled Purchase Payment, transfer, or withdrawal; surrender; and payment of any death benefit. Quarterly statements will be made available to you with certain contract information. However, we may not deliver a quarterly statement if you do not have any transactions during that quarter. Statements will include the number of Accumulation Units in your contract, current value of those units and the contract's total value. Scheduled transactions such as systematic withdrawals, Automatic Purchase Plans and systematic transfers will be shown on your quarterly statement following the transaction. It will also include information related to any amount you have allocated to the DCA Fixed Account.

CONTRACT CHARGES AND FEES

DEFERRED SALES CHARGE

No sales charge is deducted from a Purchase Payment made for this contract at the time of its receipt. However, when a contract's value is reduced by a withdrawal or a surrender, a deferred sales charge ("DSC") may be deducted. The DSC applies to the total amount withdrawn, including the DSC (see example below). A deferred sales charge of up to 8% may apply to partial withdrawals and surrenders. The DSC will be deducted pro rata from the DCA Fixed Account and all Sub-Accounts from which withdrawals are made. This is designed to compensate us for the distribution expenses of the contract. To the extent the sales expenses are not recovered from the sales charge, we will recover them from our other assets or surplus, including profits from mortality and expense risk charges.

The schedule in the table is applied separately to each Purchase Payment. All Purchase Payments will be allocated to a withdrawal or a surrender for this purpose on a first-in, first-out basis. This means that the withdrawal or surrender will be taken from the oldest Purchase Payment first. It applies only to withdrawal or surrender of Purchase Payments. The applicable DSC percentage is as shown in the table below:

                CONTRACT YEARS SINCE PAYMENT  B SERIES L SERIES
                ----------------------------  -------- --------
                           0-1                   8%       8%
                           1-2                   8%       8%
                           2-3                   7%       7%
                           3-4                   6%       6%
                           4-5                   5%       0%
                           5-6                   4%       0%
                           6-7                   3%       0%
                     7 and thereafter            0%       0%

The amount of the DSC is determined by:

  . calculating the number of years each Purchase Payment being withdrawn has been in the contract;

  . multiplying each Purchase Payment withdrawn by the appropriate sales charge percentage in the table; and

  . adding the DSC from all Purchase Payments so calculated. This amount is then deducted from your Contract Value.

EXAMPLE Assuming that all amounts to be withdrawn are subject to a DSC in a B Series contract. If the Owner requests a withdrawal of $1,000, and the applicable sales charge is 8% (because the Purchase Payment was made within the last 2 years), the Owner will receive $1,000, the sales charge will be $86.96 (which represents the sales charge applied to the total amount withdrawn, including the sales charge) and the total withdrawal amount deducted from the Contract Value will equal $1,086.96.

The DSC will not apply to:

  . Amounts withdrawn in any Contract Year that are less than or equal to the annual "free amount". The free amount is equal to 10% of any Purchase Payments not previously withdrawn and received by us during the current Contract Year plus the greater of: (1) Contract Value less Purchase Payments not previously withdrawn, each as of the most recent Contract Anniversary; or (2) 10% of the sum of Purchase Payments not previously withdrawn and still subject to DSC as of the most recent Contract Anniversary.

  . The difference, in any Contract Year, between a required minimum distribution due (according to Internal Revenue Service (IRS) rules) on this contract for a single calendar year and any annual "free amount" allowed. However, if you withdraw the required minimum distribution for two calendar years in a single Contract Year, DSC may apply. Amounts withdrawn to satisfy the required minimum distribution will reduce the free amount available for the Contract Year. We may modify or eliminate this right if there is any change to the Code or regulations regarding required minimum distributions, including guidance issued by the IRS.

  .  Amounts withdrawn to pay the annual maintenance fee or any transfer charge.

  . Amounts payable as a death benefit upon the death of the Owner or the Annuitant, if applicable.

  .  Amounts applied to provide Annuity Payments under an annuity option.

  . Amounts withdrawn because of an excess contribution to a tax-qualified contract (including, for example, IRAs).

  . A surrender or withdrawal requested any time after the first Contract Anniversary and if you meet the requirements of a qualifying confinement in a hospital or medical care facility as described below.

  . A surrender or withdrawal requested any time after the first Contract Anniversary and in the event that you are diagnosed with a terminal condition as described below.

  . Withdrawals in a Contract Year if less than or equal to the Guaranteed Annual Income (GAI) if you have purchased the single or joint version of Ovation II.

HOSPITAL AND MEDICAL CARE OR TERMINAL CONDITION WAIVER

A surrender or withdrawal request made any time after the first Contract Anniversary due to the Owner's confinement in a hospital or medical care facility for at least 90 consecutive days will not be subject to a DSC (Hospital and Medical Care Waiver). The request must be made while the Owner is still confined or within 90 days after the discharge from a hospital or medical care facility after a confinement of at least 90 consecutive days. A medical care facility for this purpose means a facility operated pursuant to law or any state licensed facility providing medically necessary inpatient care which is:

  .  prescribed by a licensed Physician in writing; and

  . based on physical limitations which prohibit daily living in a non-institutional setting.

A surrender or withdrawal request made any time after the first Contract Anniversary in the event the Owner is diagnosed with a terminal condition will also not be subject to a DSC (Terminal Condition Waiver). A terminal condition for this purpose is a condition which:

  .  is diagnosed by a licensed Physician; and

  .  is expected to result in death within 12 months.

For purposes of these provisions, we must receive due proof, satisfactory to us, of the Owner's confinement or terminal condition in writing. Physician for this purpose means a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and not the Owner, the Annuitant or a member of either the Owner's or the Annuitant's immediate families.

If the Owner of this contract is other than a natural person, such as a trust or other similar entity, benefits payable due to hospital or medical care confinement or terminal condition will be based upon the Annuitant.

If the Owner, or Annuitant in the case of a contract owned by a non-natural person, is changed in accordance with the provisions of this contract, a one-year waiting period will apply after the date of the change before the new Owner or Annuitant is eligible for these waivers.

The Hospital and Medical Care or Terminal Condition Waiver may not be available in every state and the provisions may vary based on the state where the contract is issued.

MORTALITY AND EXPENSE RISK CHARGE

We assume mortality risk under the contract by our obligation to pay death benefits and to continue to make monthly Annuity Payments, in accordance with the annuity rate tables and other provisions in the contract, regardless of how long that Annuitant lives or all Annuitants as a group live. This assures you that neither the Annuitant's longevity nor an improvement in life expectancy generally will have an adverse effect on the monthly Annuity Payments received under the contract. Our expense risk is the risk that the charges under the contract will be inadequate to cover our expenses. This charge is deducted during both the accumulation phase and the annuity phase of the contract.

For assuming these risks, we make a deduction from the Variable Annuity Account at the following annual rate of the net asset value during the accumulation period:

                                 B Series   1.20%
                                 L Series   1.55%

During the annuity period the annual rate is 1.20% for all contract series.

ADMINISTRATIVE CHARGE

We perform all contract administrative services. These include the review of applications, the preparation and issuance of contracts, the receipt of Purchase Payments, forwarding amounts to the Portfolios for investment, the preparation and mailing of periodic reports and other services.

For providing these services we make a deduction from the Variable Annuity Account at the annual rate of 0.15% of the net asset value of the Variable Annuity Account. This charge is taken during both the accumulation period and the annuity period by the contract and it applies to all series of the contract. Since the charge is taken from a contract on each Valuation Date, there is no return of any part of the charge in the event that the contract is redeemed. As the charge is made as a percentage of assets in the Variable Annuity Account, there is not necessarily a relationship between the amount of administrative charge imposed on a given contract and the amount of expenses that may be attributable to that contract.

ANNUAL MAINTENANCE FEE

We charge an annual maintenance fee for maintaining the records and documents with each contract for all contract series. This fee is $50 and it will be deducted on each Contract Anniversary and at surrender of the contract on a pro rata basis from your accumulation value in the Variable Annuity Account. We waive this fee if the greater of your Purchase Payments, less withdrawals, or your Contract Value is $50,000 or more at each Contract Anniversary.

OPTIONAL CONTRACT RIDER CHARGES

If you elect one of the optional death benefits and/or one of the other optional contract riders, the charge described below will apply to your contract. A complete description of each optional contract rider can be found under the corresponding section of the Prospectus. If these deductions are insufficient to cover our actual costs, then we will absorb the resulting losses. If the deductions are more than sufficient after the establishment of any contingency reserves deemed prudent or required by law, any excess will be profit to us. Some or all of such profit or "retained earnings" may be used to cover any distribution costs not recovered through the Deferred Sales Charge
(DSC).

Highest Anniversary Value II (HAV II) Death Benefit Option -- Charge


  . If you purchase the HAV II optional death benefit, we will deduct an HAV II death benefit charge (HAV II charge) on a quarterly basis for expenses related to this optional benefit. The annual HAV II charge is equal to 0.30% of the death benefit. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the HAV II charge (0.075%) will be multiplied by the death benefit on that date and will be deducted on a pro rata basis from Contract Values allocated to the Variable Annuity

     Account. See the section of this Prospectus entitled 'Death Benefits -- Optional Death Benefit Riders' for details on how the death benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a pro rata portion of the charge will be taken for the period.

Premier II Death Benefit (PDB II) Option -- Charge


  . If you purchase the PDB II optional death benefit, we will deduct an PDB II death benefit charge (PDB II charge) on a quarterly basis for expenses related to this optional benefit. The annual PDB II charge is equal to 0.80% of the death benefit. Beginning three months after the rider effective date, and every three months thereafter, an amount equal to one quarter of the PDB II charge (0.20%) will be multiplied by the death benefit on that date and will be deducted on a pro rata basis from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled 'Death Benefits -- Optional Death Benefit Riders' for details on how the death benefit is determined. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a pro rata portion of the charge will be taken for the period.


Estate Enhancement Benefit II (EEB II) Option -- Charge


  . If you purchase the EEB II optional benefit, we will deduct an annual EEB II benefit charge for expenses related to this optional benefit. The EEB II charge is equal to 0.25% annually of the Contract Value allocated to the Variable Annuity Account and this amount will be deducted daily from amounts held in the Variable Annuity Account. This charge will also be applied as a reduction to the interest rate for any portion of your Contract Value allocated to the Guaranteed Interest Options available with this option. The reduced interest rate will in no event be less than the minimum guaranteed interest rate for your contract. See the 'Death Benefits -- Optional Death Benefit Riders' section of this Prospectus for additional information. The charge does not apply after annuitization, or in the case of a partial annuitization to the portion of your contract annuitized.


Guaranteed Minimum Income Benefit (GMIB) Option -- Charge

  . If you purchase the GMIB optional benefit, we will deduct an annual GMIB benefit charge for expenses related to this optional benefit. The current GMIB benefit charge is equal to 0.95% multiplied by the GMIB benefit base amount. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for details on how the GMIB benefit base is determined. The maximum possible charge for this rider is 1.50%. Beginning with the first Contract Anniversary following the rider effective date and every Contract Anniversary thereafter, the GMIB benefit charge will be calculated and deducted in proportion to the Owner's allocation to the Sub-Accounts in the Variable Annuity Account. The charge does not apply after annuitization. In the event that the rider terminates prior to the charge being taken for the period, a pro rata portion of the charge will be taken for the period.

Ovation Lifetime Income II (Ovation II) (Single and Joint) Option -- Charge

  . If you purchase the Ovation II optional benefit, we will deduct an Ovation II benefit charge on a quarterly basis for expenses related to this optional benefit. The current annual Ovation II (Single and Joint) charge is equal to 1.20% of the greater of the Contract Value or benefit base. The maximum possible charge for this rider is 2.25% for Ovation II -- Single and 2.50% for Ovation II -- Joint, of the greater of the Contract Value or benefit base. Beginning with the rider effective date and every three months thereafter, an amount equal to one quarter of the current

     Ovation II charge (0.30%) will be multiplied by the greater of the Contract Value or benefit base on that date and will be deducted on a pro rata basis from Contract Values allocated to the Variable Annuity Account. See the section of this Prospectus entitled 'Optional Living Benefit Riders' for details on how the benefit base is determined. The charge does not apply after annuitization or in the case of a partial annuitization to the portion of your contract annuitized. In the event that the rider terminates prior to the charge being taken for the period, a pro rata portion of the charge will be taken for the period.

PREMIUM TAXES

Deduction for any applicable state premium taxes may be made from each Purchase Payment or when Annuity Payments begin. Currently such taxes range from 0% to 3.5%, depending on applicable law. Any amount withdrawn from the contract may be reduced by any premium taxes not previously deducted.

TRANSFER CHARGES

There currently is no charge for any transfer. However, we reserve the right under the contract to charge up to $10 per transfer if you make more than 12 transfers in any single Contract Year.

UNDERLYING PORTFOLIO CHARGES

There are deductions from and expenses paid out of the assets of the Portfolio companies that are described in the prospectuses of those Portfolios.

ANNUITIZATION BENEFITS AND OPTIONS

ANNUITY PAYMENTS

When you elect Annuity Payments to commence, or annuitize, you elect to convert your Contract Value into a stream of payments. This is sometimes referred to as the "payout" phase of your contract. You may choose a fixed or variable annuitization, or a combination of both. You may annuitize your entire contract or a portion of your contract. In the event you annuitize only a portion of your contract, your Contract Value will be reduced by the amount you annuitize. If you choose a partial annuitization in a non-qualified contract with a life contingent option or a period certain of 10 years or more, the cost basis in the contract will be allocated pro rata between each portion of the contract. Partial annuitization is treated as a withdrawal for purposes of benefits provided under optional death and living benefit riders. You may wish to consult with your tax advisor in the event you choose a partial annuitization with an option that is not a life contingent option or period certain of less than 10 years as the tax treatment under the Code is unclear. Values will be allocated at your direction to our Fixed Account for purposes of providing a Fixed Annuity Payment and to the Sub-Accounts of the Variable Annuity Account for purposes of providing Variable Annuity Payments. You also need to elect an annuity option, which is described below. Annuity Payments will be made to you, unless you designate another payee acceptable to us, and you will receive tax reporting on those payments.

If you choose a variable annuitization, Annuity Payments are determined by several factors:

a) the Assumed Investment Return (AIR) and mortality table specified in the contract,

b)  the age and gender of the Annuitant and any joint Annuitant,

c)  the type of Annuity Payment option you select, and

d)  the investment performance of the Portfolios you select.

The amount of the Variable Annuity Payments will not be affected by adverse mortality experience or by an increase in our expenses in excess of the expense deductions described in the contract. The Owner will receive the value of a fixed number of Annuity Units each month. The value of those units, and thus the amounts of the monthly Annuity Payments will, however, reflect investment gains and losses and investment income of the Portfolios. In other words, the Annuity Payments will vary with the investment experience of the assets of the Portfolios you select. The dollar amount of payment determined for each Sub-Account will be aggregated for purposes of making payments.

When your contract is annuitized, any death benefit or living benefit rider is terminated and you are no longer eligible for any death benefit(s) or living benefit(s) if elected under the contract. However, your beneficiaries may be entitled to any remaining Annuity Payments, depending on the annuity option used. You should refer to the section of the prospectus describing the specific optional benefit you have elected and the Annuity Options section below for additional information.

Annuitization may provide higher income amounts and/or different tax treatment than payments or withdrawals taken as part of a living benefit. You should consult with your tax advisor, your financial advisor and consider requesting an annuitization illustration before you decide.

ELECTING THE RETIREMENT DATE AND ANNUITY OPTION

You may elect to begin Annuity Payments immediately or at a future date you specify. If you do not elect to begin Annuity Payments, Annuity Payments will begin on the Annuity Commencement Date. You may request a change in the Annuity Commencement Date at any time before the Maturity Date. You must notify us in writing at least 30 days before Annuity Payments are to begin. Under the contract, if you do not make an election for an Annuity Commencement Date, Annuity Payments will begin automatically on the Maturity Date. The Maturity Date is the first of the month on or after the 95th birthday of the oldest Annuitant.

The contract permits an Annuity Payment to begin on the first day of any month. The minimum first Annuity Payment whether on a variable or fixed dollar basis must be at least $50 for the payment frequency elected. If the first Annuity Payment would be less than our rules then in effect, we may fulfill our obligation by paying in a single sum the surrender value of the contract. Alternatively, we may change the payment frequency to meet our minimum payment requirements. We currently require each Annuity Payment to be at least $50, which we may change in our sole discretion. The maximum amount which may be applied to provide a Fixed Annuity under the contract without our prior consent is $1,000,000.

ANNUITY OPTIONS

The contract provides for three annuity options. Any one of them may be elected if permitted by law. Each annuity option may be elected on either a Variable Annuity or a Fixed Annuity basis, or a combination of the two. We may make other annuity options available on request. If a period certain annuity option is available and elected by you, at any time prior to the Annuitant's death, you may elect to withdraw the Commuted Value of any portion of the remaining Annuity Payments as determined by Minnesota Life. Redemption requests for any period certain annuity may not be less than the minimum contract withdrawal amount. Commutation prior to death is not available on any amounts in the Fixed Account.

If you fail to elect an annuity option a Variable Annuity will be provided and the annuity option will be Option 2A, a life annuity with a period certain of 120 months, unless a shorter period certain is needed to meet IRS requirements.

OPTION 1 -- LIFE ANNUITY This is an Annuity Payment option which is payable monthly during the lifetime of the Annuitant and it terminates with the last scheduled payment preceding the death of the Annuitant. This option offers the maximum monthly payment (of those options which involve a life contingency) since there is no guarantee of a minimum number of payments or provision for a death benefit for beneficiaries. It would be possible under this option for you to receive only one Annuity Payment if the Annuitant died prior to the due date of the second Annuity Payment, two if the Annuitant died before the due date of the third Annuity Payment, etc.

OPTION 2 -- LIFE ANNUITY WITH A PERIOD CERTAIN OF 120 MONTHS (OPTION 2A), 180 MONTHS (OPTION 2B), OR 240 MONTHS (OPTION 2C) This is an Annuity Payment option which is payable monthly during the lifetime of the Annuitant, with the guarantee that if the Annuitant dies before payments have been made for the period certain elected, payments will continue to the beneficiary during the remainder of the period certain. If the beneficiary so elects at any time during the remainder of the period certain, the present value of the remaining guaranteed number of payments, based on the then current dollar amount of one such payment and using the same interest rate which served as a basis for the annuity, shall be paid in a single sum to the beneficiary.

OPTION 3 -- JOINT AND LAST SURVIVOR ANNUITY This is an Annuity Payment option which is payable monthly during the joint lifetime of the Annuitant and a designated joint Annuitant and continuing thereafter during the remaining lifetime of the survivor. Under this option there is no guarantee of a minimum number of payments or continuation of payments to beneficiaries. It would be possible under this option for you to receive only one Annuity Payment if the Annuitants both died prior to the due date of the second Annuity Payment, two if they died before the due date of the third Annuity Payment, etc.

If you have elected an optional single or joint version of Ovation II benefit and it is still in effect when you reach the maximum Maturity Date, we will offer you an additional annuity option. The annuity option will provide a Fixed Annuity Payment equivalent on an annual basis to your current GAI for the remainder of your life (or the life of the joint Owner or Designated Life, where applicable). These options will generally be more favorable when your remaining benefit value is greater than the current Contract Value and you believe it is unlikely your Contract Value will exceed the remaining benefit value in the future. You should consider requesting an annuitization illustration if you have questions about which annuity option is appropriate for you.

CALCULATION OF YOUR FIRST ANNUITY PAYMENT

The Contract Value is available to provide Annuity Payments. Some states impose a premium tax which we apply at the time you elect Annuity Payments. These taxes may vary based on the type of employer sponsored retirement plan or Qualified Contract involved and we may deduct these amounts from the amount available to provide Annuity Payments.

The amount of the first monthly payment depends on the Annuity Payment option elected, gender (except in tax-qualified employer sponsored retirement plans or Qualified Contracts that require the use of genderless rates), and the adjusted age of the Annuitant and any joint Annuitant. A formula for determining the adjusted age is contained in your contract.

The contract contains tables which show the dollar amount of the first monthly payment for each $1,000 of value applied for Fixed or Variable Annuity Payment options. If, when payments are elected, we are using tables of annuity rates for this contract which are more favorable, we will apply those rates instead.

If you elect a Variable Annuity Payment, the first monthly payment is determined from the applicable tables in the contract. This initial payment is then allocated in proportion to your value in each

Sub-Account of the Variable Annuity Account. A number of Annuity Units is then determined by dividing this dollar amount by the then current Annuity Unit value for each Sub-Account. Thereafter, the number of Annuity Units remains unchanged during the period of Annuity Payments, except for transfers and in the case of certain joint Annuity Payment options which provide for a reduction in payment after the death of the Annuitant.

A 4.50% Assumed Investment Return (AIR) is used for the initial Variable Annuity Payment determination. This would produce level Annuity Payments if the Net Investment Factor remained constant at 4.50% per year. Subsequent Variable Annuity Payments will decrease, remain the same or increase depending upon whether the actual Net Investment Factor is less than, equal to, or greater than 4.50%. (See section entitled 'Value of Annuity Unit').

Annuity Payments are generally made as of the first day of a month, unless otherwise agreed to by us. The contract requires that we receive notice of election to begin Annuity Payments at least thirty days prior to the Annuity Commencement Date.

AMOUNT OF SUBSEQUENT VARIABLE ANNUITY PAYMENTS

The dollar amount of the second and later Variable Annuity Payments is equal to the number of Annuity Units determined for each Sub-Account multiplied by the current Annuity Unit value for that Sub-Account. This dollar amount may increase or decrease from month to month.

VALUE OF THE ANNUITY UNIT

The value of an Annuity Unit for each Sub-Account of the Variable Annuity Account will vary to reflect the investment experience of the applicable Portfolio(s). It will be determined by multiplying:

(a) the value of the Annuity Unit for that Sub-Account for the preceding Valuation Date by;

(b) the Net Investment Factor for that Sub-Account for the Valuation Date for which the Annuity Unit value is being calculated; and by

(c) a factor that neutralizes the Assumed Investment Return. This factor reverses the Assumed Investment Return (AIR) which is used to calculate the initial variable payment and Annuity Units. It substitutes the performance of the underlying Funds in place of the AIR to determine the increase or decrease in the value of the Annuity Units.

TRANSFERS AFTER YOU HAVE ANNUITIZED YOUR CONTRACT

After you annuitize, we hold amounts as "reserves" for our obligations to make Annuity Payments under your contract. You specify where we hold those reserves by choosing your payment allocation. If you specify a Sub-Account of the Variable Annuity Account, then the amount of your Annuity Payments will vary with the performance of that Sub-Account. Amounts held as annuity reserves may be transferred among the Sub-Accounts as elected by you.

There are restrictions to such a transfer:

  . We must receive the written request for an annuity transfer in the home office at least 3 days in advance of the due date of the Annuity Payment subject to the transfer. A transfer request received less than 3 days prior to the Annuity Payment due date will be made as of the next Annuity Payment due date.

  . Your transfer must be for the lesser of $1,000 or the entire reserve amount in the applicable Sub-Account.

Upon request, we will provide you with annuity reserve amount information by Sub-Account.

A transfer will be made on the basis of Annuity Unit values. The number of Annuity Units being transferred from the Sub-Account will be converted to a number of Annuity Units in the new Sub-Account. The Annuity Payment option will remain the same and cannot be changed. After this conversion, a number of Annuity Units in the new Sub-Account will be payable under the elected option. The first payment after conversion will be of the same amount as it would have been without the transfer. The number of Annuity Units will be set at the number of units which are needed to pay that same amount on the transfer date.

Amounts held as reserves to pay a Variable Annuity may not be transferred to a Fixed Annuity, and amounts held as reserves to pay a Fixed Annuity may not be transferred to a Variable Annuity, during the annuity period.

When we receive a request to make transfers of annuity reserves it will be effective for future Annuity Payments.

DEATH BENEFITS

BEFORE ANNUITY PAYMENTS BEGIN


If you die before Annuity Payments begin, we will pay the death benefit to the beneficiary. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, we will pay the death benefit to the beneficiary on the death of the Annuitant. The death benefit will be paid in a single sum to the beneficiary designated unless another form of settlement has been requested and agreed to by us. If your contract includes an optional living benefit, the beneficiary may be entitled to additional options. See the section entitled "Optional Living Benefit Riders" for the specific optional benefit details.


The value of the death benefit will be determined as of the Valuation Date coincident with or next following the day we receive due proof of death and any related information necessary. Any amounts due as a death benefit in excess of the Contract Value on the date we receive due proof of death will be directed into the Guaranteed Interest Options or the Sub-Accounts of the Variable Annuity Account, in the same proportion that each allocation bears to the Contract Value on the date the death benefit is calculated, in fulfillment of the guaranteed death benefit provision of the contract. However, amounts will not be directed into the DCA Fixed Account Option. The death benefit will be equal to the greater of:

(a) the Contract Value; or

(b) the total amount of Purchase Payments, adjusted on a Pro-rata Basis for partial withdrawals (including any DSC that applied to the partial withdrawal); or

(c) if you purchased an optional death benefit when your contract was issued, the value due under the selected optional death benefit rider. (See the section entitled "Optional Death Benefit Riders" for details of this calculation.)

Any remaining amounts in the DCA Fixed Account as of the date we are notified of a death will be transferred to the money market Sub-Account.

Prior to any election by the beneficiary of a death benefit payment option, amounts held in the contract (including amounts paid or payable by us as a death benefit to the Contract Value) shall continue to be affected by the Sub-Account performance as allocated by the Owner. The beneficiary has the right to allocate or transfer to any available Sub-Account option, subject to the same limitations imposed on the Owner. If there are multiple beneficiaries, all of the beneficiaries must agree to the allocation or transfer.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable if we receive proof of death more than one year after the date of death.

SURVIVING SPOUSE OPTION

If the entire death benefit is payable to the sole designated beneficiary who is also the surviving spouse, that spouse shall be treated as the Owner for purposes of: (1) when payments must begin, and (2) the time of distribution in the event of that spouse's death. In addition, if a surviving spouse elects to assume his or her deceased spouse's contract, there may be an adjustment to the Contract Value in the form of a death benefit.

BENEFICIARY OTHER THAN THE SURVIVING SPOUSE

If the designated beneficiary is a person other than the Owner's spouse, that beneficiary may: (1) elect an annuity option measured by a period not longer than that beneficiary's life expectancy only so long as Annuity Payments begin not later than one year after the death, or (2) take the entire value in the contract within five years after death of the Owner. If there is no designated beneficiary, then the entire value in the contract must be distributed within five years after death of the Owner.

Alternatively, and if permitted by the IRS, a beneficiary may elect to receive a systematic distribution over a period not exceeding the beneficiary's life expectancy using a method that would be acceptable for purposes of calculating the minimum distribution required under section 401(a)(9) of the Code.

Payment to the designated beneficiary, other than in a lump sum, may only be elected by the designated beneficiary during the sixty (60) day period following the date we receive due proof of death.

Below is an overview of some of the more common scenarios and who would receive the death benefit (if any) under the contract terms.

IF DEATH OCCURS BEFORE ANNUITY PAYMENTS BEGIN:

                  IF:                                   THEN:
 -----------------------------------------------------------------------------
 The Owner dies; and                    The joint Owner receives the death
   .  there is a surviving joint        benefit
      Owner; and
   .  the Annuitant is either living
      or deceased.
 -----------------------------------------------------------------------------
 The Owner dies; and                    The designated beneficiary receives
   .  there is no joint Owner; and      the death benefit
   .  the Annuitant is either living
      or deceased.
 -----------------------------------------------------------------------------
 The Owner dies; and                    Owner's estate receives the death
   .  there is no joint Owner and       benefit
   .  there is no designated
      beneficiary (or all of the
      beneficiaries pre-decease the
      Owner); and
   .  the Annuitant is either living
      or deceased
 -----------------------------------------------------------------------------
                  IF:                                   THEN:
 -----------------------------------------------------------------------------
 The Annuitant dies; and                The Owner may name a new Annuitant
   .  Owner is living
 -----------------------------------------------------------------------------
 The Annuitant dies; and                The designated beneficiary receives
   .  the Owner is a non-natural        the death benefit.
      person, such as a trust
 -----------------------------------------------------------------------------

OPTIONAL DEATH BENEFIT RIDERS


At the time you purchase your contract you may elect optional death benefits. You must be 75 years old or less in order to elect these options and you must elect it when you submit your application. ONCE ELECTED YOU MAY NOT CANCEL IT. There is a particular charge associated with each optional death benefit. See "Optional Contract Rider Charges" for more information. Each optional contract feature may or may not be beneficial to you depending upon your circumstances. You should consult your tax advisor and your financial advisor before you elect any optional features. These optional death benefits are subject to state availability and we reserve the right to stop offering any option(s) at any time.


You may not elect both the Highest Anniversary Value II (HAV II) death benefit option and the Premier II death benefit option. You may, however, elect either of those death benefit options along with the Estate Enhancement Benefit II (EEB II) option. If you elect an optional living benefit rider, you may also elect the HAV II death benefit option, but not Premier II or EEB II.

After the first Contract Anniversary following the effective date of the optional death benefit, Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. Currently this restriction is being waived. This restriction does not apply to Purchase Payments made during the first contract year following the effective date of the optional death benefit.


HIGHEST ANNIVERSARY VALUE II (HAV II) DEATH BENEFIT OPTION


The HAV II death benefit option provides for a periodic calculation of a death benefit based on the highest Contract Value on Contract Anniversaries as described below.

The initial Highest Anniversary Value is equal to the Purchase Payments received on the rider effective date. Thereafter, the Highest Anniversary Value will be determined on every Contract Anniversary prior to and including the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person). On the day your death benefit is determined, the Highest Anniversary Value is equal to the greater of:

(a) the Contract Value; or

(b) the previous Highest Anniversary Value increased by any Purchase Payments and reduced on a Pro-rata Basis for amounts withdrawn since the previous Highest Anniversary Value was determined.

There will be no further Highest Anniversary Values determined after the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person). However, where joint Owners exist, if the surviving Owner continues the contract after the death of the first Owner, determination of new Highest Anniversary Values may resume on the next Contract Anniversary until the Contract Anniversary following the 80th birthday of surviving Owner.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable if we receive proof of death more than one year after the date of death.

This death benefit option will terminate on the earliest of:

  . the payment of all death benefits available under the contract or optional death benefit riders;

  .  termination or surrender of the contract;

  . the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;

  .  the Contract Value equals zero; or

  .  the date of an ownership change or assignment under the contract unless:
     (a) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the contract.

See Appendix D for examples of how this optional death benefit works.


PREMIER II DEATH BENEFIT OPTION


The Premier II death benefit option provides for a death benefit equal to the greater of the Highest Anniversary Value, or the 5% Increase Value.

The Highest Anniversary Value is determined in the manner described in the section entitled "Highest Anniversary Value II (HAV II) Death Benefit Option" above. The initial 5% Increase Value is equal to the Purchase Payments received on the rider effective date. Thereafter, the 5% Increase Value is determined as follows:

Prior to and including the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person), the 5% Increase Value is equal to the sum of:

(a) Contract Value in the Guaranteed Interest Options; and

(b) Purchase Payments and transfers into the Variable Annuity Account less withdrawals and transfers out of the Variable Annuity Account, accumulated at an interest rate of 5% compounded annually until the earlier of the date we receive proof of death or the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person) (the Variable Portion).

After the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person), the 5% Increase Value is equal to the sum of:

(a) Contract Value in the Guaranteed Interest Options; and

(b) the Variable Portion of the 5% Increase Value calculated as of the Contract Anniversary on or following the 80th birthday of the oldest Owner (or the oldest Annuitant in the case of an Owner who is not a natural person), less withdrawals and transfers out of the Variable Annuity Account after that date.

The 5% Increase Value shall not exceed 200% of the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn.

We reserve the right to limit the death benefit to the Contract Value in lieu of any other death benefit value payable if we receive proof of death more than one year after the date of death.

This death benefit option will terminate on the earliest of:

  . the payment of all death benefits available under the contract or optional death benefit riders;

  .  termination or surrender of the contract;

  . the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;

  .  the Contract Value equals zero; or

  .  the date of an ownership change or assignment under the contract unless:
     (a) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the contract.

See Appendix E for examples of how this optional death benefit works.


ESTATE ENHANCEMENT BENEFIT II (EEB II) OPTION


This optional contract rider may provide an additional amount to be added to the death benefit proceeds that become payable upon any Owner's death. It is designed to help pay expenses that may be due upon an Owner's death. We do not guarantee that the amounts provided by the EEB II option will be adequate to cover any such expenses that any heirs may have to pay. If any Owner dies before Annuity Payments begin, we will pay the EEB II benefit of this contract to the beneficiary. If the Owner of the contract is other than a natural person, such as a trust or other similar entity, we will pay the EEB II benefit to the beneficiary on the death of the Annuitant.

The EEB II benefit will be the EEB II Percentage (as described below) multiplied by the lesser of:

(a) the Contract Value less Purchase Payments not previously withdrawn; or
(b) 200% of the sum of Purchase Payments adjusted on a Pro-rata Basis for any amounts previously withdrawn.

The EEB II Percentage depends on the age of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner). The age used in determining the EEB II benefit is determined at the time the rider is issued, and it will not be adjusted upon a change of Owner or Annuitant. If the age of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) is less than 70 years at the time the rider is issued, the EEB II Percentage is equal to 40%. If the age of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) is 70 years or older at the time the rider is issued, the EEB II Percentage is equal to 25%.

The value of the EEB II benefit will be determined as of the Valuation Date coincident with or next following the day we receive proof of death at our home office. Any amounts due as an EEB II benefit will be paid as a death benefit adjustment and directed into the Guaranteed Interest Options and Sub-Accounts of the Variable Annuity Account based on the same proportion that each bears to the Contract Value on the date the benefit is calculated. If the Contract Value is less than Purchase Payments not previously withdrawn, the EEB II benefit is zero and no adjustment will apply.

If a surviving spouse is the sole beneficiary and elects to assume his or her deceased spouse's contract, he or she may elect to:

(a) have any amount due under the EEB II benefit paid and this rider will terminate; or

(b) continue this rider such that the EEB II benefit is payable on his or her death instead of the death of the Owner or Annuitant, as applicable.

If no election is made within 30 days following the date we receive proof of death at our home office, the EEB II benefit, if any, will be paid and the rider terminated under option (a). Option (b) may only be exercised one time per contract, and will not be an option upon the death of the surviving spouse.

This rider will terminate on the earliest of:

  .  the payment of the EEB II benefit available;

  . the payment of all death benefits available under the contract or optional death benefit riders;

  .  termination or surrender of the contract;

  . the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments;

  .  the Contract Value equals zero; or

  .  the date of an ownership change or assignment under the contract unless:
     (a) the new Owner assumes full ownership of the contract and is essentially the same person (this includes, but is not limited to, the change from individual ownership to a revocable trust for the benefit of such individual Owner or the change from joint ownership to ownership by the surviving spouse when one of them dies); or (b) the assignment is for the purposes of effectuating a 1035 exchange of the contract.

See Appendix F for examples of how this optional death benefit works.

DEATH BENEFITS AFTER ANNUITY PAYMENTS BEGIN

If the Annuitant dies on or after the Annuity Commencement Date, we will pay whatever amount may be required by the terms of the Annuity Payment option selected. The remaining value in the contract must be distributed at least as rapidly as under the option in effect at the Annuitant's death.

If the Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner and any remaining payments under the Annuity Payment option selected will continue at least as rapidly as under the Annuity Payment option in effect as of the Owner's death.

OPTIONAL LIVING BENEFIT RIDERS

Your contract may also allow you to choose an optional contract feature described below. These are sometimes referred to as "living benefits" and may not be available in every state. We reserve the right to stop offering any or all of the optional contract riders at any time. Before you elect a living benefit you should consider its specific benefits and features carefully. Optional contract features may or may not be beneficial to you depending on your specific circumstances.

In considering your specific circumstances, you may wish to consider how long you intend to hold the contract; how long you may be required to hold the contract before you may access the benefit; whether you intend to take withdrawals from the contract, including how much and how frequently; whether you intend to annuitize the contract; and what kind of assurances you are seeking in a benefit. Other considerations may apply to your circumstances. There is also a specific charge associated with each optional contract rider which is described in detail in the "Optional Contract Rider Charges" section of this Prospectus. The longer you are required to hold the contract before the benefit may be utilized generally the more you will pay in charges.

None of the living benefits guarantees an investment return in your Contract Value nor do they guarantee that the income or amounts received will be sufficient to cover any individual's particular needs. You should consider whether the benefits provided by the option and its costs (which reduce Contract Value) are consistent with your financial goals.

After the first Contract Year following the optional living benefit rider effective date, subsequent Purchase Payments are limited to a cumulative total of $25,000, without our prior consent. Currently this restriction is being waived.

All living benefit options terminate once the contract moves into the pay-out phase, (i.e., once the contract is annuitized). In purchasing your contract and when considering the election of a living benefit in this contract, you should also consider whether annuitizing the contract will produce better financial results for you than a living benefit option. You should discuss these important considerations with your financial advisor or tax advisor before making a determination.

GUARANTEED MINIMUM INCOME BENEFIT (GMIB) OPTION

This optional rider is designed to provide a guaranteed minimum Fixed Annuity Payment during the payout phase of your contract to protect against negative investment performance during the accumulation phase. IT DOES NOT HOWEVER, GUARANTEE AN INVESTMENT RETURN OR ANY MINIMUM CONTRACT VALUE. The GMIB annuity payout rates are conservative so the Annuity Payments provided by this rider may be less than the same Annuity Payment option available under the base contract, even if the benefit base (described below) is greater than the Contract Value. All requests to elect this option must be in writing on a form provided by us. You should consider the following before electing this option:

  . The GMIB is an annuitization benefit, not a withdrawal benefit. If you do not intend to annuitize your contract, you will not utilize the guaranteed Fixed Annuity benefit this option provides. If you do not intend to annuitize your contract, this option may not be appropriate for you.

  . If you anticipate having to make numerous withdrawals from the contract, the GMIB rider may not be appropriate.

  . If your contract is not eligible for the automatic payment phase (described below), any withdrawal or charge that reduces your Contract Value to zero terminates the rider and the contract.

  .  Once you elect this option you may not cancel it.

  . You may elect this option when your contract is issued or within 30 days prior to any Contract Anniversary date. The option will be effective on either the issue date or a Contract Anniversary date.

  . The youngest Owner (or Annuitant, if a non-natural Owner) must be at least age 45 at the time the rider is issued, in order to elect this option.

  . The oldest Owner (or Annuitant, if a non-natural Owner) must be no older than 75 at the time the rider is issued, in order to elect this option.

  . You may not elect this option if you have selected the Premier II Death Benefit, Estate Enhancement Benefit II or in combination with any other living benefit rider.

  . This rider may not be purchased for a "stretch" IRA or other "decedent" type account and may not be available in every state.

  . If at some point we no longer offer this rider, we reserve the right to increase the rider charge to an amount that will not exceed the maximum annual rider charge.

  . Your entire Contract Value must be allocated to an allocation plan approved by us while this option is in effect.

The Benefit

This rider guarantees that on any benefit date (described below), your minimum monthly Fixed Annuity Payment will not be less than the Guaranteed Minimum Income Benefit (GMIB). The GMIB is the Fixed Annuity Payment amount calculated by multiplying the benefit base (described below), adjusted for any applicable premium tax not previously deducted from Purchase Payments, by the

Guaranteed Minimum Income Benefit rates provided with the rider. Please note -- some states impose a premium tax on amounts used to provide Annuity Payments. These taxes are deducted at annuitization from the amount available to provide Annuity Payments. SEE APPENDIX G FOR NUMERICAL EXAMPLES OF THE GMIB RIDER.

If the Owner is a natural person, the Owner must also be named as an Annuitant. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, the rider guarantees and benefits will be based on the life of the Annuitant(s).

The Benefit Dates

The benefit dates begin the period of time during which you may exercise the benefit. The benefit dates for this rider are:

   (a) the later of the 10th Contract Anniversary following the rider effective date or the 10th Contract Anniversary following the last optional reset (described below), or

   (b) any Contract Anniversary subsequent to the date described in "a", but prior to the Contract Anniversary following the oldest Owner's 90th birthday or the rider's termination.

Exercising the Benefit

To exercise this benefit, you must elect to receive the GMIB provided by this rider on or during the 30-day period immediately following the benefit date. You may not elect a partial annuitization of the benefit base. You may however, elect a partial annuitization of the Contract Value but while this rider is in effect, a partial annuitization will be treated as a withdrawal for the purpose of this rider. This means the Contract Value amount converted to Annuity Payments will reduce the benefit base as if that amount was a withdrawal. See the sections below entitled 'Benefit Base' and 'Withdrawals' for a complete description of how withdrawals impact the benefit base.

The Fixed Annuity Payment amount will be the greater of:

   (a) the Fixed Annuity Payment calculated under the terms of this rider based on the Annuity Payment option selected by the Owner; or

   (b) the Fixed Annuity Payment calculated under the terms of the base contract based on the same Annuity Payment option selected by the Owner.

THE GMIB ANNUITY PAYOUT RATES ARE CONSERVATIVE SO THE ANNUITY PAYMENTS PROVIDED BY THIS RIDER MAY BE LESS THAN THE SAME ANNUITY PAYMENT OPTION AVAILABLE UNDER THE BASE CONTRACT, EVEN IF THE BENEFIT BASE IS GREATER THAN THE CONTRACT VALUE.

Benefit Base

The Benefit Base is equal to the greater of the Highest Anniversary Value or the Roll-up Value, both of which are described in detail below. The benefit base is subject to a maximum of $5,000,000.

HIGHEST ANNIVERSARY VALUE

If this rider is added on the Contract Date, the initial Highest Anniversary Value is equal to Purchase Payment(s) applied on the Contract Date. If added after the Contract Date, the initial Highest Anniversary Value is equal to the Contract Value on the rider effective date.

During each Contract Year, the Highest Anniversary Value will increase by any Purchase Payments received and will be adjusted, on a Pro-rata Basis, for amounts withdrawn from the contract. The pro rata adjustment will reduce the Highest Anniversary Value by the same proportion that the amount withdrawn bears to the Contract Value immediately prior to the withdrawal. The use of pro rata calculations to reflect withdrawals will increase the reduction in the Highest Anniversary Value when the Contract Value is below the Highest Anniversary Value.

On every subsequent Contract Anniversary, up to and including the Contract Anniversary following the oldest Owner's 80th birthday, if the Contract Value is greater than the current Highest Anniversary Value, the Highest Anniversary Value will be set to the Contract Value. Keep in mind, applicable deferred sales charges reduce the Highest Anniversary Value at the time of the withdrawal and while other contract charges do not directly reduce the Highest Anniversary Value, they do reduce the Contract Value which may reduce the amount by which the Highest Anniversary Value increases on future Contract Anniversaries.

ROLL-UP VALUE

If the rider effective date is the same as the Contract Date, the initial Roll-up Value is equal to Purchase Payment(s) applied on the Contract Date. If the rider is added after the Contract Date, the initial Roll-up Value is equal to the Contract Value on the rider effective date.

Thereafter, the Roll-up Value is equal to the initial Roll-up Value, increased for Purchase Payments, and decreased for any withdrawals as described below, accumulated with interest at an annual effective rate of 5% through the Contract Anniversary following the oldest Owner's 80th birthday.

Any amount withdrawn in a single Contract Year which is less than or equal to the greater of the 5% of the Roll-up Value as of the prior Contract Anniversary, or the Required Minimum Distribution (RMD) amount, as described below, will reduce the Roll-up Value by the amount of the withdrawal. This is commonly referred to as a dollar-for-dollar withdrawal treatment.

If a withdrawal causes the cumulative withdrawals for the Contract Year to exceed the greater of 5% of the Roll-up Value as of the prior Contract Anniversary, or the RMD amount, the entire withdrawal amount will reduce the Roll-up Value on a Pro-rata Basis. The pro rata reduction will reduce the Roll-up Value by the same proportion that the amount withdrawn bears to the Contract Value immediately prior to the withdrawal. This means that for each withdrawal causing the cumulative withdrawals for the year to exceed the greater of 5% of the Roll-up Value or RMD amount, the lower the Contract Value, the greater the reduction in the benefit base. Keep in mind, applicable deferred sales charges reduce the Roll-up Value at the time of the applicable withdrawal.

Required Minimum Distribution (RMD)

For purposes of this rider, the RMD amount is the amount needed, based on the value of this contract, to meet any required minimum distribution requirement pursuant to the Code, as amended from time to time, and the regulations promulgated thereunder. Contracts to which RMD applies include those Qualified Contracts issued under the provisions of Section 401, 404, 408, or 457 of the Code. Amounts withdrawn in excess of the RMD may result in an adjustment on a Pro-rata Basis.

Under the Code, RMDs are calculated and taken on a calendar (tax) year basis. Under this rider, the Roll-up Value dollar-for-dollar withdrawal treatment is based on the Contract Year. Because the intervals for dollar-for-dollar withdrawal treatment and the RMD are different, the timing of withdrawals may be more likely to result in a reduction of the Roll-up Value on a Pro-rata Basis and therefore a reduced benefit. Taking RMD withdrawals on the same frequency and at the same time each year will help to avoid an adjustment to the Roll-up Value on a Pro-rata Basis.

For Qualified Contracts, any withdrawal that causes the cumulative withdrawals for the Contract Year to exceed the greater of the RMD applicable at the time of the withdrawal or 5% of the Roll-up Value as of the prior Contract Anniversary, will reduce the Roll-up Value on a Pro-rata Basis, as opposed to a dollar-for-dollar basis. Below is an example of how this would apply.

Assume an IRA with a Contract Year of April 1 to March 31, and there are no withdrawals other than as described. Five percent of the Roll-up Value as of the prior Contract Anniversary (April 1, 2009) is $5,000. The RMDs for calendar years 2009 and 2010 are $6,000 and $8,000, respectively. If the Owner withdraws $1,500 in each of the last three quarters of calendar year 2009 and $2,000 in the first quarter of calendar year 2010, then the Owner will have withdrawn $6,500 for the 2009 Contract Year (April 1 to March 31). However, since the sum of the Owner's withdrawals for the 2009 Contract Year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000), all of that year's withdrawals would reduce the Roll-up Value on a dollar-for-dollar basis.

Consider another example using the same assumptions in the paragraph above, but instead of the Owner taking the $2,000 withdrawal in the first quarter of 2010 he or she takes it in the last quarter of 2009. In that case, the withdrawals for the Contract Year (i.e. $6,500) exceed the applicable RMD at the time of the withdrawal (i.e. $6,000) and the entire $2,000 withdrawal is subject to pro rata withdrawal treatment. Note -- the last withdrawal makes the total withdrawals for the year exceed the RMD amount.

Withdrawals

If you are considering purchasing this optional rider, please remember these important details:

  . UNLIKE "LIFETIME WITHDRAWAL BENEFIT" RIDERS WHICH MAY ALLOW YOU TO TAKE A CERTAIN AMOUNT OF WITHDRAWALS WITHOUT REDUCING THE BENEFIT YOU RECEIVE UNDER THE RIDER, ALL WITHDRAWALS UNDER THE GMIB RIDER REDUCE THE BENEFIT YOU RECEIVE FROM THE RIDER. SEE THE BENEFIT BASE DESCRIPTION ABOVE FOR ADDITIONAL DETAILS ON HOW WITHDRAWALS IMPACT THE BENEFIT BASE.

  . Withdrawals under this contract option are treated like any other contract withdrawals for the purposes of deferred sales charges, reducing the Contract Value, free withdrawal amounts, or any other contract features impacted by a withdrawal and may have tax consequences.

  . While this rider is in effect, a partial annuitization will be treated as a withdrawal for the purpose of reducing the benefit base. This means the Contract Value amount converted to Annuity Payments will reduce the benefit base as if that amount was a withdrawal. See the section above entitled 'Benefit Base' for a complete description of how withdrawals impact the benefit base.

  . Withdrawals reduce the Highest Anniversary Value on a Pro-rata Basis. With the exception of withdrawals subject to dollar-for-dollar treatment, withdrawals also reduce the Roll-up Value on a Pro-rata Basis. This means that for each pro rata withdrawal, the lower the Contract Value, the greater the reduction in the benefit base. See the section above entitled 'Benefit Base' for a complete description of when dollar-for-dollar or pro rata withdrawal treatment applies to the Roll-up Value.

  . Withdrawals may only be taken prior to annuitizing the contract. You will begin to receive the GMIB benefit when the contract is annuitized. Thus, once you elect to receive the GMIB benefit, you may no longer take withdrawals from the contract.

If you choose the Focused Portfolio Strategies or the CustomChoice Allocation Option, withdrawals will be deducted from the Sub-Accounts of the Variable Annuity Account proportionate to the Contract Value. If you choose the other allowable allocation options, you may take a withdrawal from any allowable Sub-Account in any proportion.

Subsequent Purchase Payments

Purchase Payments after the first Contract Year following the rider effective date are limited to a cumulative total of $25,000 without our prior consent. Currently this restriction is being waived.

Optional Reset of the Roll-up Value

Beginning with the third Contract Anniversary following the rider effective date you may elect to reset the Roll-up Value. Upon reset, the Roll-up Value will be set equal to the Contract Value on the date of reset. The last date on which you can elect a reset is the Contract Anniversary following the oldest Owner's 80th birthday. A reset can only occur on a Contract Anniversary if the Contract Value is greater than the Roll-up Value at the time of reset. No reset will be made unless we receive your written request to elect the reset within 30 days prior to the applicable Contract Anniversary. PLEASE NOTE: IF YOU ELECT TO RESET, THE NEXT AVAILABLE BENEFIT DATE WILL BE THE 10TH CONTRACT ANNIVERSARY FOLLOWING THE DATE OF THE RESET. IN THAT CASE, YOU WILL NOT BE ABLE TO EXERCISE THE GMIB UNTIL THAT BENEFIT DATE. YOU MAY STILL ELECT TO ANNUITIZE UNDER THE BASE CONTRACT AT ANY TIME, HOWEVER, YOU WILL NOT BE ABLE TO UTILIZE THE BENEFIT PROVIDED BY THIS RIDER UNTIL THE NEXT BENEFIT DATE.

Upon reset, the rider charge will be changed to the then-current charge and a new three year period will be required before another reset may be elected. If the rider charge increases it will not exceed the current rider charge for new issues or the maximum charge.

Automatic Payment Phase

Your contract will enter the automatic payment phase if your Contract Value falls to zero immediately after a withdrawal or charge at any point prior to the earliest benefit date. If your contract enters the automatic payment phase, the benefit base will be applied to provide monthly Annuity Payments under a Life with a Period Certain of 60 months option based on the age of the oldest Annuitant unless you select a different Annuity Payment option under this rider as described below. We will notify you by letter that your contract has entered the automatic payment phase and offer you the opportunity to choose from the allowable Annuity Payment options. If we receive a withdrawal request that would result in your contract entering the automatic payment phase, we will notify you and offer you the opportunity to cancel the withdrawal. YOUR CONTRACT IS NOT ELIGIBLE FOR THE AUTOMATIC PAYMENT PHASE IF IN THE YEAR IN WHICH YOUR CONTRACT VALUE FALLS TO ZERO IMMEDIATELY AFTER A WITHDRAWAL OR CHARGE, OR IN ANY PRIOR CONTRACT YEAR, THE CUMULATIVE WITHDRAWALS FOR THE CONTRACT YEAR EXCEED THE GREATER OF 5% OF THE ROLL-UP VALUE AS OF THE PRIOR CONTRACT ANNIVERSARY OR THE RMD AMOUNT. In the unlikely event your Contract Value falls to zero due solely to market performance and not due to a withdrawal or charge, your contract will not be eligible for the automatic payment phase. If your contract is not eligible for the automatic payment phase, any withdrawal or charge that reduces your Contract Value to zero terminates the rider and the contract.

Annuity Payment Options

You may not elect a partial annuitization of the benefit base under this rider. You may however, partially annuitize your Contract Value while this rider is in effect, but the partial annuitization will be treated as a withdrawal for the purpose of reducing the benefit base. See the section above entitled 'Benefit Base' for a detailed description of how a partial annuitization will impact the benefit base.

You may elect the GMIB to be paid under one of the following Annuity Payment options:

  . Life Annuity -- Annuity Payments payable for the lifetime of the Annuitant, ending with the last Annuity Payment due prior to the Annuitant's death.

  . Life with a Period Certain of 60 Months -- Annuity Payments payable for the lifetime of the Annuitant; provided, if the Annuitant dies before Annuity Payments have been made for the entire period certain, Annuity Payments will continue to the beneficiary for the remainder of the period.

  . Joint Life with 100% to Survivor -- Annuity Payments payable for the joint lifetimes of the Annuitant and designated joint Annuitant. The Annuity Payments end with the last Annuity Payment due before the survivor's death.

  . Joint Life with 100% to Survivor with a Period Certain of 60 Months -- Annuity Payments payable for the joint lifetimes of the Annuitant and joint Annuitant; provided, if both Annuitants die before Annuity Payments have been made for the entire period certain, Annuity Payments will continue to the beneficiary for the remainder of the period.

If a single life option is chosen and joint Owners are named, monthly Fixed Annuity Payments will be made for the lifetime of the oldest joint Owner. You may name a joint Annuitant on the benefit date for purposes of a Joint Life option provided the joint Annuitant is your spouse or the difference in ages of the Annuitants is no more than 10 years.

Annuity Payments will be made on a monthly basis, unless we agree to another payment frequency. If the amount of the benefit base is less than $5,000, we reserve the right to make one lump sum payment in lieu of Annuity Payments. If the amount of the first Annuity Payment is less than $150, we may reduce the frequency of Annuity Payments to meet this minimum payment requirement.

Contract Value Allocation Plan

While this rider is in effect, the full Contract Value must be allocated to the Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with this rider. The approved allocation plans currently include:

   (a) 100% allocation to an allowable Focused Portfolio Strategy;

   (b) 100% allocation among allowable Sub-Accounts; or

   (c) 100% allocation to the CustomChoice Allocation Option.

a) Current allowable Focused Portfolio Strategies include: Conservative Income, Income, and Conservative Growth. The Focused Portfolio Strategies are discussed in the section entitled "Focused Portfolio Strategies or Models" in this Prospectus. You may also ask your representative for a brochure describing these models. In the Focused Portfolio Strategies, the Contract Value will be automatically rebalanced each calendar quarter according to the model you currently have chosen.

b) Current allowable Sub-Accounts: When you elect this rider, only certain Sub-Accounts are available to you for allocation of your Funds outside of the allowable Focused Portfolio Strategy and the CustomChoice Allocation Option. These are referred to as "allowable Sub-Accounts." The allowable Sub-Accounts currently include: Ibbotson Conservative ETF, Ibbotson Income and Growth ETF, Ibbotson Balanced ETF, TOPS(TM) Protected Balanced ETF, TOPS(TM) Protected Growth ETF, and TOPS(TM) Protected Moderate Growth ETF. Each of the Ibbotson ETF Asset Allocation Portfolios and the TOPS(TM) ETF Protected Portfolios is a fund of funds. Each Portfolio invests in underlying exchange traded Funds, also called "ETF's". The risks and objectives of each Ibbotson ETF Asset Allocation Portfolio are described in detail in the Financial Investors Variable Insurance Trust prospectus which is part of the underlying Funds prospectus. The risks and objectives of each TOPS(TM) ETF Protected Portfolio are described in detail in the Northern Lights Variable Trust prospectus which is part of the underlying Funds prospectus.

c) The CustomChoice Allocation Option: This option requires that you allocate Purchase Payments or your Contract Value among a number of allocation "groups" according to specific percentage limitations. There are also percentage allocation limitations for the individual Funds within each group. If you elect the CustomChoice Allocation Option, your Contract Value will be automatically rebalanced each quarter. The allocation groups, allocation limitations, details on automatic rebalancing, and a complete description of the CustomChoice Allocation Option are described in detail in this Prospectus in the section entitled 'Description of the Contract'.

The allowable Focused Portfolio Strategies, allowable Sub-Accounts and CustomChoice Allocation Option are each designed to provide different asset allocation options to you, with differing risk characteristics and objectives. In selecting an allocation option you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an option. Asset allocation does not ensure a profit or protect against a loss in a declining market.

You may reallocate the full Contract Value from the current allocation plan to another available allocation plan approved by us for use with this rider. Any reallocation request must be received in our home office by written request or other form acceptable to us. The reallocation will be effective on the Valuation Date coincident with or next following the day we receive the complete request at our home office. We reserve the right to add, delete, or modify allocation plans at any time. In the event you make an additional Purchase Payment or request a transfer to an allocation plan that is no longer available, you will be required to provide a new allocation to one of the allocation plans available at the time of your request. If you do not make an additional Purchase Payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan.

Spousal Continuation

If the Owner dies and the contract to which this rider is attached is continued on the life of the Owner's spouse (as defined by federal law) pursuant to Code
Section 72(s) and the terms of the contract, the rider will continue with the surviving spouse as Owner and Annuitant for purposes of this benefit.

Spousal continuation will not affect the benefit base calculation or the initial benefit date; however, the new Annuitant's age will be used to determine the amount of Fixed Annuity Payment available under this rider.

Rider Termination

This rider will terminate upon the earliest of:

   (a) the Contract Anniversary following the oldest Owner's 90th birthday; or

   (b) termination or surrender of the contract, other than due to a withdrawal or charge that triggers the automatic payment phase of this rider (If your contract is not eligible for the automatic payment phase, any withdrawal or charge that reduces your Contract Value to zero terminates the rider and the contract.); or

   (c) any change of Owner or joint Owner after the rider effective date; or, in the case of a non-natural Owner, any change of Annuitant, other than the addition of a joint Annuitant as provided for under Annuity Payment options, after the rider effective date; or

   (d) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

   (e) the death of the Owner or joint Owner (or Annuitant if the Owner is non-natural) unless the contract is continued subject to the spousal continuation provision; or

   (f) the date the GMIB is exercised.

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of the rider or surrender of the contract.


OVATION LIFETIME INCOME II (OVATION II) (SINGLE AND JOINT) OPTION


Ovation II is a guaranteed lifetime withdrawal benefit. It is an optional rider, and can be elected as a single option (Ovation II -- Single) or as a joint option (Ovation II -- Joint). The benefits are different between Ovation II -- Single and Ovation II -- Joint, and you should consult your financial advisor to determine which version, if any, is appropriate to your situation. The optional rider is designed to provide a benefit that guarantees the Owner a minimum annual withdrawal amount (Guaranteed Annual Income (GAI), described below) beginning on the benefit date and continuing over the Owner's life for Ovation II -- Single, and over the lifetime of two "Designated Lives" (described below) for Ovation II -- Joint, regardless of underlying Sub-Account performance. The amount received will be in the form of a withdrawal of Contract Value if the Contract Value is greater than zero or pursuant to the automatic payment phase if the Contract Value is zero. See Appendix H for examples of how the benefit base and GAI are calculated.

Ovation II does not guarantee investment gains or a minimum Contract Value. Because the GAI is paid in the form of a withdrawal until your Contract Value reaches zero, our obligation to pay you more than your Contract Value will only arise if your entire Contract Value has been exhausted. You can take withdrawals from your contract without electing this option. You should also consider the following:

  . Election of this rider may or may not be beneficial to you. Since the benefit is accessed through withdrawals from the contract, if you do not intend to take withdrawals from the contract, then these riders are generally not appropriate for you.

  . Withdrawals under this rider are treated like any other contract withdrawal for the purposes of deferred sales charges, reducing the Contract Value, free withdrawal amounts or any other contract feature impacted by a withdrawal.

  . You may elect this rider at the time the contract is issued or within 30 days prior to any Contract Anniversary as long as this benefit is available for purchase by new customers. The rider will be effective on either the rider issue date, if elected at the time the contract is issued, or the Contract Anniversary immediately following election, also known as the rider effective date. Once you elect this option you may not cancel it.

  . If you take withdrawals prior to the benefit date (described below) or in excess of the GAI (described below), you will reduce the benefit you receive and may prematurely terminate the contract and the rider.

  . If you take any withdrawals from the contract prior to the 10th Contract Anniversary following the rider effective date, or prior to the Contract Anniversary on or following the 70th birthday of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) for Ovation II -- Single, or the youngest Designated Life for Ovation II -- Joint, whichever is later, you will not be eligible for the 200% benefit base guarantee and will reduce the benefit available with this rider.

  . The oldest Owner (or Annuitant if a non-natural Owner) for Ovation II -- Single, or the oldest Designated Life for Ovation II -- Joint, must be age 80 or younger at the time the rider becomes effective.

  . Your entire Contract Value must be allocated to an allocation plan approved by us for use with this rider while this rider is in effect.

  . You may not elect this rider if you have selected the Premier II Death Benefit, Estate Enhancement Benefit II or in combination with any other living benefit.

  . This rider may not be purchased for a "stretch" IRA or other "decedent" type account. These terms refer to contracts which, pursuant to current federal tax laws, may be continued by a decedent's named beneficiary.

  . The Ovation II -- Joint rider may not be available under certain employer sponsored qualified retirement plans.

Designated Life, Joint Designated Life and Designated Lives (for Ovation II -- Joint)

The "Designated Life" is the Owner of the contract, or the Annuitant in the case of a non-natural Owner, unless otherwise agreed to by us. The "Joint Designated Life" is either the joint Owner, joint Annuitant if a non-natural Owner, or the sole primary beneficiary on the contract, unless otherwise agreed to by us. The Joint Designated Life must be the spouse (as defined by federal law) of the Designated Life. All references to "Designated Lives" will mean both the Designated Life and Joint Designated Life. The Designated Life and Joint Designated Life will be used to determine the benefits under the Ovation II -- Joint option. The Designated and Joint Designated Life will be shown on your contract rider. The Ovation II -- Joint option is not beneficial to the Joint Designated Life unless he or she is recognized as a spouse under federal law. Consult your tax advisor prior to purchasing this rider if you have questions about your spouse's status under federal law.

The Benefit

This rider guarantees that in each Contract Year, beginning on the benefit date (described below), you may elect to receive an amount up to the Guaranteed Annual Income (GAI) until the Owner's death (or in the case of joint Owner's, until the first death) for Ovation II -- Single, or until the death of both Designated Lives for Ovation II -- Joint. The amount received will be in the form of a withdrawal of Contract Value if available, or pursuant to the automatic payment phase. If you take withdrawals in a single Contract Year in excess of the GAI it may result in a reduced GAI, as described below, and negatively impact your benefit. The method used to calculate the GAI is described below. Several examples to help show how this rider works are included in Appendix H.

The Benefit Date

The benefit date is the date on which you may begin to receive the GAI. The benefit date is the later of the Contract Anniversary following the 59th birthday of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) for Ovation II -- Single and of the Youngest Designated Life for Ovation II -- Joint, or the rider effective date. The rider effective date is the rider issue date, if the rider is elected at issue, or the Contract Anniversary immediately following election, if the rider is elected after contract issue.

Calculating the Benefit Base

BENEFIT BASE MAXIMUM

The benefit base is subject to a maximum of $5,000,000. This applies to the initial benefit base, as well as increases due to the benefit base reset, benefit base enhancement, or the 200% benefit base guarantee. Because of this maximum, if you make large Purchase Payments, you may not realize the full benefit of increases in the benefit base provided by this rider.

INITIAL BENEFIT BASE

The initial benefit base will be set to the initial Purchase Payment if this rider is added when your contract is issued. If it is added on a subsequent Contract Anniversary, the initial benefit base will be equal to the Contract Value on the rider effective date. Subsequent Purchase Payments will increase the benefit base and subsequent withdrawals will decrease the benefit base as described below.

BENEFIT BASE RESET

On each reset date the benefit base will be increased to the Contract Value if the Contract Value is greater than the benefit base. The reset dates are the one year anniversary of the rider effective date and each subsequent one year anniversary. On each reset date, if the rider charge applicable to new customers purchasing Ovation II exceeds your current rider charge and the benefit base increases to the Contract Value, we reserve the right to increase the charge for your rider. The rider charge following the increase will not exceed the current rider charge for new issues which may equal the maximum annual rider charge. If we are no longer issuing this rider, we reserve the right to increase the rider charge to an amount that will not exceed the maximum annual rider charge. The increase will take effect on the date of the next benefit base reset following the date we increase the rider charge. See the section of this Prospectus entitled 'Contract Charges and Fees' for additional details on the charges for this rider.

You may elect to decline the rider charge increase. DECLINING THE RIDER CHARGE INCREASE WILL RESULT IN NO INCREASE TO THE BENEFIT BASE. You will be notified in writing a minimum of 30 days prior to the reset date that you may decline the rider charge increase. If you elect to decline the rider charge increase, you must provide a written request to us no less than seven calendar days prior to the reset date. Once you notify us of your decision to decline the rider charge increase, you will no longer be eligible for future benefit base increases.

BENEFIT BASE ENHANCEMENT

On each Contract Anniversary, for the first 10 years following the rider effective date, after each Contract Year in which there have been no withdrawals, we will take the benefit base from the prior Contract Anniversary, plus any Purchase Payments made during the Contract Year, and increase that amount by 6%. If the resulting amount is greater than the current benefit base, following any applicable benefit base reset, it will become the new benefit base. If you take a withdrawal during the first 10 Contract Years following the rider effective date, you will not receive the benefit base enhancement for any Contract Year in which you took a withdrawal. The 10-year period for which you are eligible for a benefit base enhancement will not be extended for years in which you take a withdrawal and are no longer eligible for the benefit base enhancement. Because rider charges apply to the greater of the benefit base or Contract Value, the benefit base enhancement may result in an increased cost of the rider if the benefit base is greater than the Contract Value as a result of the enhancement.

200% BENEFIT BASE GUARANTEE

On the later of the 10th Contract Anniversary following the rider effective date, or the Contract Anniversary on or following the 70th birthday of the oldest Owner (or the oldest Annuitant in the case of a non-natural Owner) for Ovation II -- Single or of the youngest Designated Life for Ovation II -- Joint, if no withdrawals have been taken from the contract, the 200% benefit base guarantee is equal to the sum of (a), (b), and (c), where:

   (a) is 200% of the initial benefit base,

   (b) is 200% of all subsequent Purchase Payments made in the one year following the rider effective date, and

   (c) is 100% of all subsequent Purchase Payments made after the first Contract Anniversary following the rider effective date.

If the 200% benefit base guarantee is greater than the current benefit base, following any applicable benefit base reset or benefit base enhancement, it will become the new benefit base. THE BENEFIT BASE AFTER ADJUSTMENT REMAINS SUBJECT TO THE BENEFIT BASE MAXIMUM OF $5,000,000. Accordingly, if your initial benefit base is over $2,500,000, you would not receive the full value of the 200% benefit base guarantee because 200% of the initial benefit base would exceed the $5,000,000 benefit base maximum. In that case, your benefit base would be adjusted to $5,000,000. IF YOU TAKE A WITHDRAWAL ON OR BEFORE THE DATE YOUR BENEFIT BASE IS ELIGIBLE FOR THE 200% BENEFIT BASE GUARANTEE, THE 200% BENEFIT BASE GUARANTEE TERMINATES WITHOUT VALUE. This means that you will not receive the 200% benefit base guarantee. Because rider charges apply to the greater of the benefit base or Contract Value, the benefit base adjustment may result in an increased cost of the rider if the benefit base is greater than the Contract Value as a result of the adjustment. See Appendix H for examples of how the benefit base adjustment is calculated.

Calculating the GAI

The initial GAI will be equal to the benefit base on the rider effective date multiplied by the annual income percentage (described below) based on the age of the oldest Owner (or Annuitant in the case of a non-natural Owner) for Ovation II -- Single or of the youngest Designated Life for Ovation II -- Joint, as of the rider effective date.

On each reset date the GAI will be reset to the greater of (a) or (b) where:

   (a) is the GAI immediately prior to the reset date, and

   (b) is equal to (1) multiplied by (2) where:

       (1) is the benefit base on the reset date, after all applicable benefit base adjustments described above, and

       (2) is the annual income percentage based on the age of the oldest Owner (or Annuitant in the case of a non-natural Owner) for Ovation II -- Single or of the youngest Designated Life for Ovation II -- Joint, as of the reset date.

The reset dates are the one year anniversary of the rider effective date and each subsequent one year anniversary. Subsequent Purchase Payments and withdrawals will adjust the GAI as described below. See Appendix H for examples of how the GAI is calculated.

The Annual Income Percentage

The annual income percentage is multiplied by the benefit base to determine the GAI. The annual income percentage is determined based on the age of the oldest Owner for Ovation II -- Single and of the youngest Designated Life for Ovation II -- Joint, on the rider effective date, date of the Purchase Payment, or reset date. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, the annual income percentage is determined based on the age of the oldest Annuitant.

                         OVATION II -- SINGLE     OVATION II -- JOINT
            AGE        ANNUAL INCOME PERCENTAGE ANNUAL INCOME PERCENTAGE
            ---        ------------------------ ------------------------
       through age 64            4.5%                     4.0%
          65 - 74                5.0%                     4.5%
          75 - 79                5.5%                     5.0%
            80+                  6.5%                     6.0%

See Appendix H for examples of how the annual income percentage is used to determine the GAI.

GAI Adjustment for Subsequent Purchase Payments

This adjustment is not calculated in the same manner as a benefit base reset. The benefit base will be increased by the amount of any subsequent Purchase Payments. The GAI will also be increased by the amount of the subsequent Purchase Payment multiplied by the applicable annual income percentage shown above, based on the age of the oldest Owner (or Annuitant in the case of a non-natural Owner) for Ovation II -- Single or of the youngest Designated Life for Ovation II -- Joint, as of the date the subsequent Purchase Payment is credited to the contract, subject to the maximum GAI immediately following a subsequent Purchase Payment described below.

The GAI immediately following a subsequent Purchase Payment is subject to a maximum of (a) multiplied by (b) where:

   (a) is the benefit base maximum of $5,000,000, and

   (b) is the annual income percentage based on the applicable age as of the date the subsequent Purchase Payment is credited to the contract.

We may limit subsequent Purchase Payments after the first Contract Year following the rider effective date to a cumulative total of $25,000, without our prior consent. See Appendix H for examples of how the GAI is adjusted for subsequent Purchase Payments.

Withdrawals

You should consider the following before taking a withdrawal under this contract or rider:

  . Withdrawals under this rider are treated like any other contract withdrawals for the purposes of deferred sales charges, reducing the Contract Value, free withdrawal amounts, or any other contract features impacted by a withdrawal and may have tax consequences.

  . Withdrawals taken prior to the benefit date will reduce the guarantees provided under this rider, as described below.

  . A withdrawal which causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal and which reduces the Contract Value to zero is considered a surrender of the contract. In this event the contract is not eligible for the automatic payment phase and the contract and rider terminate.

  . Withdrawals may be taken in a lump sum, in multiple withdrawals or on a systematic withdrawal basis, as allowed by your contract.

  . If you decide to apply an amount less than the entire Contract Value to provide Annuity Payments under an Annuity Payment option, that amount will be treated as a withdrawal for the purposes of adjusting the benefit base and GAI. Be sure to read the section entitled 'Annuitization Benefits and Options' if you are considering annuitizing your contract.

  . A withdrawal taken prior to the date your benefit base is eligible for the 200% benefit base guarantee adjustment will result in you not being eligible for such adjustment, as described above.

  . Any provision in your annuity requiring there be a minimum Contract Value following any withdrawal is waived while this rider is in effect.

If you choose the Focused Portfolio Strategies or the CustomChoice Allocation Option, any withdrawals you take will be deducted from the Sub-Accounts of the Variable Annuity Account proportionate to the Contract Value. If you choose the other allowable allocation option, you may take a withdrawal from any allowable Sub-Account in any proportion.

Adjustment for Withdrawals Taken Prior to the Benefit Date

If you take withdrawals from your contract prior to the benefit date, it will cause both the benefit base and the GAI to be recalculated and reduced. The benefit base will be reduced by an amount equal to (a) multiplied by
(b) divided by (c) where:

   (a) is the benefit base immediately prior to the withdrawal,

   (b) is the amount of the withdrawal, and

   (c) is the Contract Value immediately prior to the withdrawal.

The GAI will be equal to (a) multiplied by (b) where:

   (a) is the benefit base following the withdrawal (i.e., the result of the benefit base recalculation above), and

   (b) is the annual income percentage based on the applicable age as of the date of the withdrawal.

Adjustment for Withdrawals Taken After the Benefit Date

Each Contract Year after the benefit date you may withdraw an amount less than or equal to the GAI or, if the contract is a Qualified Contract, the Required Minimum Distribution (RMD) for this contract, whichever is greater. These withdrawals will immediately reduce the Contract Value and benefit base by the amount of the withdrawal, but will not reduce the GAI. If withdrawals in any Contract Year are less than the GAI, the remaining GAI may not be carried forward to future Contract Years.

Any amount you withdraw in a single Contract Year after the benefit date which is in excess of the greater of the GAI or RMD amount will cause the benefit base and GAI to be recalculated. The benefit base will be recalculated on a pro rata basis. This means that the lower the Contract Value is relative to the benefit base, the greater the reduction in the benefit base. The recalculation is as follows:

The benefit base will be reduced by an amount equal to (a) multiplied by
(b) divided by (c) where:

   (a) is the benefit base immediately prior to the excess portion of the withdrawal,

   (b) is the amount of the excess withdrawal, and

   (c) is the Contract Value immediately prior to the excess portion of the withdrawal.

The GAI will be reduced by an amount equal to (a) multiplied by (b) divided by
(c) where:

   (a) is the GAI prior to the withdrawal,

   (b) is the amount of the excess withdrawal, and

   (c) is the Contract Value immediately prior to the excess portion of the withdrawal.

See Appendix H for examples demonstrating adjustments to the benefit base and GAI for withdrawals after the benefit date.

For purposes of this rider, the RMD amount is equal to the amount needed based on the value of your contract to meet any required minimum distribution requirement pursuant to the Code, as amended from time to time, and the regulations promulgated thereunder. Applicable contracts include those Qualified Contracts issued under the provisions of Sections 401, 404, 408, or 457 of the Code. Amounts withdrawn in excess of the RMD may be treated as an excess withdrawal as described above.

Under the Code, RMDs are calculated and taken on a calendar year basis. Under this optional rider, the GAI is based on Contract Year. Because the intervals for the GAI and RMD are different, withdrawals may be more likely to result in a reduction of the GAI and therefore a reduced benefit. For Qualified Contracts, if the sum of the withdrawals in a Contract Year exceeds the greater of the RMD applicable at the time of the withdrawal or the GAI for that Contract Year, then the benefit base and GAI would be recalculated, as described above. Below is an example of how this would apply.

Assume an IRA with a Contract Year of April 1 to March 31, and there are no withdrawals other than as described. The GAI for the 2012 Contract Year ending March 31, 2013 is $5,000. The RMDs for calendar years 2012 and 2013 are $6,000 and $8,000, respectively. If the Owner withdraws $1,500 in each of the last three quarters of calendar year 2012 and $2,000 in the first quarter of calendar year 2013, then the Owner will have withdrawn $6,500 for the 2012 Contract Year (April 1 to March 31). Since the sum of the Owner's withdrawals for the 2012 Contract Year is less than the RMD applicable at the time of the withdrawal (i.e., $8,000) the GAI would not be recalculated.

Consider another example using the same assumptions in the paragraph above, but instead of the Owner taking the $2,000 withdrawal in the first quarter of 2013, he or she takes it in the last quarter of 2012. In that case, the withdrawals for the Contract Year (i.e., $6,500) exceed the applicable RMD at the time of the withdrawal (i.e., $6,000) and the GAI would be recalculated according to the calculations set forth above for withdrawals in excess of the greater of the GAI or RMD. Note -- the last withdrawal makes the total withdrawals for the year exceed the RMD amount. See Example #6 of Appendix H for an example of how an excess withdrawal is calculated.

Contract Value Allocation Plan

While this rider is in effect, the full Contract Value must be allocated to the Sub-Accounts of the Variable Annuity Account according to an allocation plan approved by us for use with this rider. The approved allocation plans currently include:

   a)  100% allocation to an allowable Focused Portfolio Strategy;

   b)  100% allocation among allowable Sub-Accounts; or

   c)  100% allocation to the CustomChoice Allocation Option

a) Current allowable Focused Portfolio Strategies include: Conservative Income, Income, and Conservative Growth. The Focused Portfolio Strategies are discussed in the section entitled "Focused Portfolio Strategies or Models" in this Prospectus. You may also ask your representative for a brochure describing these models. In the Focused Portfolio Strategies the Contract Value will be automatically rebalanced each calendar quarter according to the model you currently have chosen.

b) Current allowable Sub-Accounts: When you elect the Ovation II rider, only certain Sub-Accounts are available to you for allocation of your Funds outside of the allowable Focused Portfolio Strategy and the CustomChoice Allocation Option. These are referred to as "allowable Sub-Accounts." The allowable Sub-Accounts currently include: Ibbotson Conservative ETF, Ibbotson Income and Growth ETF, Ibbotson Balanced ETF, TOPS(TM) Protected Balanced ETF, TOPS(TM) Protected Growth ETF, and TOPS(TM) Protected Moderate Growth ETF. Each of the Ibbotson ETF Asset Allocation Portfolios and the TOPS(TM) ETF Protected Portfolios is a fund of funds. Each Portfolio invests in underlying exchange traded Funds, also called "ETF's". The risks and objectives of each Ibbotson ETF Asset Allocation Portfolio are described in detail in the Financial Investors Variable Insurance Trust prospectus which is part of the underlying Funds prospectus. The risks and objectives of each TOPS(TM) ETF Protected Portfolio are described in detail in the Northern Lights Variable Trust prospectus which is part of the underlying Funds prospectus.

c) The CustomChoice Allocation Option: This option requires that you allocate Purchase Payments or your Contract Value among a number of allocation "groups" according to specific percentage limitations. There are also percentage allocation limitations for the individual Funds within each group. If you elect the CustomChoice Allocation Option, your Contract Value will be automatically rebalanced each quarter. The allocation groups, allocation limitations, details on automatic rebalancing, and a complete description of the CustomChoice Allocation Option are described in detail in this Prospectus in the section entitled 'Description of the Contract.'

The allowable Focused Portfolio Strategies, allowable Sub-Accounts, and CustomChoice Allocation Option are each designed to provide different asset allocation options to you, with differing risk characteristics and objectives. In selecting an allocation option you should consider your personal objectives, investment time horizons, risk tolerance and other financial circumstances. You may also wish to ask your representative for assistance in selecting an option. Asset allocation does not ensure a profit or protect against a loss in a declining market. The purpose of the investment restriction is to reduce the volatility in investment performance and such reduced volatility may reduce the return on your investments. As a result, the investment restriction may lessen the likelihood that you will receive benefits under the optional rider that are in excess of your Contract Value.

You may reallocate the full Contract Value from the current allocation plan to another available allocation plan approved by us for use with this rider. Any reallocation request must be received in our home office by written request or other form acceptable to us. The reallocation will be effective on the Valuation Date coincident with or next following the day we receive the complete request at our home office. We reserve the right to add, delete, or modify allocation plans at any time. In the event you make an additional Purchase Payment or request a transfer to an allocation plan that is no longer available, you will be required to provide a new allocation to one of the allocation plans available at the time of your request. If you do not make an additional Purchase Payment and you do not request a transfer to an allocation plan that is no longer available, you will not be impacted by the addition, deletion, or modification of the allocation plan. To terminate participation in an allocation plan, you must allocate your entire Contract Value to another allocation plan approved for use with Ovation II.

Automatic Payment Phase

If the Contract Value is reduced to zero and the GAI is greater than zero, the contract will enter the automatic payment phase and no future benefit base increase will occur. This means that if the contract enters the automatic payment phase, you will no longer be eligible for a benefit base reset, benefit base enhancement, or the 200% benefit base guarantee. If the contract is reduced to zero by a withdrawal that causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal, the withdrawal is considered a surrender of the contract and this rider will terminate. This means that the GAI will be zero and your contract will not enter the automatic payment phase.

We will notify you by letter if your contract enters the automatic payment phase. You may elect to receive the GAI at any frequency offered by us, but at least annually, until the death of any Owner for Ovation II -- Single and of both Designated Lives for Ovation II -- Joint. Once selected, the frequency may not be changed without our consent. During this phase, no additional Purchase Payments may be made and all other contract features, benefits, riders, and guarantees except the guarantees provided by this rider are terminated. Upon the death of any Owner for Ovation II -- Single and of both Designated Lives for Ovation II -- Joint, this rider terminates and no further benefits are payable under this rider.

Annuity Payments under Ovation II

If you elect to receive Annuity Payments, you may apply your available Contract Value to any Annuity Payment option in accordance with your contract terms. Amounts less than the entire Contract Value that are applied to provide Annuity Payments under an Annuity Payment option will be treated as a withdrawal for purposes of adjusting the benefit base and GAI. Be sure to read the section entitled 'Annuitization Benefits and Options' if you are considering annuitizing your contract.

If Annuity Payments are required to begin, the Ovation II rider allows you to elect from an additional Annuity Payment option to receive an annual amount equal to the GAI at any frequency offered by us, but at least annually, until the death of the Owner or any joint Owner for Ovation II -- Single and of both Designated Lives for Ovation II -- Joint. Annuity Payments are required to begin on the Maturity Date. Please see the section entitled 'Electing the Retirement Date and Annuity Option' for further details on the Maturity Date and the required beginning of Annuity Payments.

Spousal Continuation (for Ovation II - Joint)

For Ovation II -- Joint, if the Owner dies, the surviving spouse may elect to continue the contract and this rider, provided the surviving spouse is the Joint Designated Life and this rider is in effect at the time of contract continuation. The GAI will be recalculated on the next reset date. If the surviving spouse elects to continue the contract and this rider, he or she will continue to be subject to the Ovation II -- Joint rider charge.

Rider Termination

Once you elect the Ovation II rider, you may not elect to cancel it.

The rider will automatically terminate at the earliest of:

   (a) termination or surrender of the contract (Note -- a withdrawal that reduces the Contract Value to zero and causes the cumulative withdrawals for the Contract Year to exceed the greater of the GAI or RMD applicable at the time of the withdrawal is considered a surrender of the contract); or

   (b) for Ovation II -- Single, any change of Owner or joint Owner after the rider effective date, or in the case of a non-natural Owner, any change of Annuitant or joint Annuitant after the rider effective date; or

   (c) for Ovation II -- Joint, any change to a Designated Life after the rider effective date; or

   (d) the Annuity Commencement Date where all remaining amount available has been applied to provide Annuity Payments; or

   (e) the death of the Owner or joint Owner, or in the case of a non-natural Owner, the death of the Annuitant or joint Annuitant for Ovation II -- Single, or the death of both Designated Lives for Ovation II -- Joint; or

   (f) for Ovation II -- Joint, the date any death benefits are paid as a lump sum under the terms of the contract.

Upon termination of this rider, the benefits and charges within this rider will terminate. A proportionate amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.

GENERAL INFORMATION

THE COMPANY -- MINNESOTA LIFE INSURANCE COMPANY

We are Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a Minnesota stock life insurance company named "Minnesota Life Insurance Company" ("Minnesota Life"). All of the shares of the voting stock of Minnesota Life are owned by a second tier intermediate stock holding company named "Securian Financial Group, Inc.", which in turn is a wholly-owned subsidiary of a first tier intermediate stock holding company named "Securian Holding Company", which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc. our home office address, telephone and internet address are shown on the cover page. We are licensed to engage in the life insurance business in all states of the United States (except New York), the District of Columbia, Puerto Rico and Guam.

THE SEPARATE ACCOUNT -- VARIABLE ANNUITY ACCOUNT

We established the Variable Annuity Account on September 10, 1984, in accordance with Minnesota law. The Separate Account is registered as a "unit investment trust" with the SEC under the Investment Company Act of 1940.

The Variable Annuity Account has Sub-Accounts to which you may allocate Purchase Payments. Each Sub-Account invests in shares of a corresponding Portfolio. Additional Sub-Accounts may be added at our discretion.

The assets of the Variable Annuity Account are not chargeable with liabilities arising out of any other business we may conduct. The investment performance of the Variable Annuity Account is entirely independent of the investment performance of our General Account, the Guaranteed Interest Options, and our other separate accounts. All obligations under the contracts are our general corporate obligations.

The General Account is not segregated or insulated from the claims of insurance company creditors. Investors look to the financial strength of the insurance company for its insurance guarantees. Guarantees provided by the insurance company as to the benefits promised in the contract are subject to the claims paying ability of the insurance company and are subject to the risk that the insurance company may default on its obligations under those guarantees.

CHANGES TO THE SEPARATE ACCOUNT -- ADDITIONS, DELETIONS OR SUBSTITUTIONS

We retain the right, subject to any applicable law, to make substitutions with respect to the investments of the Sub-Accounts of the Variable Annuity Account. If an investment in a Portfolio should no longer be possible or if we determine it becomes inappropriate for these contracts, we may substitute another Portfolio. Substitution may be with respect to existing accumulation values, future Purchase Payments or future Annuity Payments.

We also reserve the right to add, combine or remove any Sub-Accounts of the Variable Annuity Account. Sub-Accounts may be established when, in our sole discretion, marketing, tax, investment or other conditions warrant. We will use similar considerations in determining whether to eliminate one or more of the Sub-Accounts of the Variable Annuity Account. The addition of any investment option may be made available to existing Owners on whatever basis we determine.

We also reserve the right, when permitted by law, to de-register the Variable Annuity Account under the Investment Company Act of 1940, to restrict or eliminate any voting rights of the Owners, and to combine the Variable Annuity Account with one or more of our other Separate Accounts.

The Portfolios serve as the underlying investment medium for amounts invested in life insurance company separate accounts funding both variable life insurance policies and Variable Annuity contracts (mixed funding), and as the investment medium for such policies and contracts issued by both Minnesota Life and other affiliated and unaffiliated life insurance companies (shared funding). Shared funding also occurs when the Portfolio is used by both a life insurance company to fund its policies or contracts and a participating qualified plan to fund plan benefits. It is possible that there may be circumstances where it is disadvantageous for either: (i) the Owners of variable life insurance policies and Variable Annuity contracts to invest in the Portfolio at the same time, or (ii) the Owners of such policies and contracts issued by different life insurance companies to invest in the Portfolio at the same time, or (iii) participating qualified plans to invest in shares of the Portfolio at the same time as one or more life insurance companies. Neither the Portfolio nor Minnesota Life currently foresees any disadvantage, but if the Portfolio determines that there is any such disadvantage due to a material conflict of interest between such policy Owners and Owners, or between different life insurance companies, or between participating qualified plans and one or more life insurance companies, or for any other reason, the Portfolio's Board of Directors will notify the life insurance companies and participating qualified plans of such conflict of interest or other applicable event. In that event, the life insurance companies or participating qualified plans may be required to sell Portfolio shares with respect to certain groups of policy Owners or Owners, or certain participants in participating qualified plans, in order to resolve any conflict. The life insurance companies and participating qualified plans will bear the entire cost of resolving any material conflict of interest.

COMPENSATION PAID FOR THE SALE OF CONTRACTS

Securian Financial Services, Inc. ("Securian Financial"), an affiliate of Minnesota Life that has the same principal business address, is the principal underwriter of the contract. Securian Financial and other authorized broker-dealers sell contracts through their registered representatives, each of whom is also an insurance agent appointed by Minnesota Life. Commissions for the sale of contracts by broker-dealers other than Securian Financial are paid directly to such broker-dealers by Minnesota Life, in all cases as agent for Securian Financial, and as authorized by the broker-dealers. The amount of commission received by an individual registered representative in connection with the sale of a contract is determined by his or her broker-dealer. In the case of contracts sold by registered representatives of Securian Financial, commissions are paid directly to such registered representatives by Minnesota Life as agent for Securian Financial. Minnesota Life also pays compensation as agent for Securian Financial to general agents of Minnesota Life who are also Securian Financial registered representatives. The commissions and compensation described in this paragraph, and the payments to broker-dealers described below, do not result in charges against the contract that are in addition to the contract charges described elsewhere in this Prospectus. The following is a list of broker-dealers that are affiliated with Minnesota Life:

       Securian Financial Services, Inc.
       CRI Securities, LLC
       H. Beck, Inc.

COMMISSIONS


Commissions paid to broker-dealers, and indirectly to registered representatives (including registered representatives of Securian Financial), will vary depending on a number of different factors, including the charge structure of the selected contract, the age of the Owner at the time the Purchase Payment generating the commission is paid, and whether Annuity Payments will begin within twelve months of the date the contract is issued. Subject to these factors, all broker-dealers are paid base commissions for the sale of contracts pursuant to a standard schedule of broker-dealer commissions. These base commissions may be paid in the form of a front-end commission calculated as a percentage of Purchase Payments, an asset-based (or "trail") commission calculated as a percentage of Contract Value, or a combination of both. The maximum front-end base commission is 8.00% of Purchase Payments. We do not pay any additional compensation on the sale or exercise of any of the contract's optional benefit riders offered.


ADDITIONAL PAYMENTS

From time to time certain broker-dealers may receive additional cash payments. Subject to FINRA and other applicable rules, Minnesota Life (or its affiliate(s)) may also choose to make the following types of payments to help encourage the sale of its products.

      --------------------------------------------------------------------
        ADDITIONAL PAYMENT TYPE     DESCRIPTION OR EXAMPLES OF PAYMENT
      --------------------------------------------------------------------
       Payments for Access or       Access to registered representatives
       Visibility                   and/or broker dealers such as
                                    one-on-one wholesaler visits or
                                    attendance at national/regional sales
                                    meetings or similar events; inclusion
                                    of our products on a broker-dealer's
                                    "preferred list"; participation in or
                                    visibility at national and/or
                                    regional conferences; articles in
                                    broker-dealer or similar publications
                                    promoting our services or products
      --------------------------------------------------------------------
       Payments for Gifts &         Occasional meals and/or
       Entertainment                entertainment, tickets to
                                    sporting/other events, and other
                                    gifts.
      --------------------------------------------------------------------
       Payments for Marketing       Joint marketing campaigns,
       Support                      broker-dealer event
                                    participation/advertising;
                                    sponsorship of broker-dealer sales
                                    contests or promotions in which
                                    participants (including registered
                                    representatives) receive prizes such
                                    as travel, awards, merchandise or
                                    other recognition
      --------------------------------------------------------------------
       Payments for Technical Type  Sales support through the provision
       Support                      of hardware, software, or links to
                                    our websites from broker-dealer
                                    websites and other expense allowance
                                    or reimbursement
      --------------------------------------------------------------------
       Payments for Training        Educational, due diligence, sales or
                                    training seminars, conferences and
                                    programs, sales and service desk
                                    training, and/or client or prospect
                                    seminar sponsorships.
      --------------------------------------------------------------------


These additional payments may be either in the form of front-end commissions in excess of base commissions or in the form of marketing allowances not based on Purchase Payments or Contract Values. We will also pay to qualifying Securian Financial registered representatives additional amounts based on their production or persistency. Additional payments are intended to provide further encouragement to broker-dealers to sell contracts, and are paid based on a determination by Minnesota Life and Securian Financial of a broker-dealer's ability and willingness to promote and market the contracts. In no event will total front-end commissions paid to broker-dealers in connection with sales of contracts exceed 8.50% of Purchase Payments (i.e., base commission plus additional payments).


A marketing expense allowance is paid to American Funds Distributors (AFD) in consideration of the marketing assistance AFD provides to Minnesota Life. This allowance, which ranges from 0.10% to

0.16% is based on the dollar amount of new and subsequent Purchase Payments (but excludes transfers from other Sub-Accounts) allocated to the American Funds Insurance Series(R) Sub-Accounts available through the Variable Annuity contract.

A marketing allowance paid to a broker-dealer is not subject to any specified limit based on the Purchase Payments or Contract Values attributable to contracts sold by the broker-dealer. Aggregate trail commissions, which also recognize the on-going services of registered representatives that contribute to contact Owner retention and satisfaction, are not subject to an upper limit and may, over time, exceed 8.50% of Purchase Payments.

NON-CASH COMPENSATION


In accordance with FINRA rules, on the sales of all insurance policies by registered representatives of Securian Financial, we and Securian Financial will award credits which allow those registered representatives who are responsible for the sales of the insurance products to attend conventions and other meetings sponsored by us or our affiliates for the purpose of promoting the sale of insurance and/or investment products offered by us and our affiliates. Such credits also cover the registered representatives' transportation, hotel accommodations, meals, registration fees and the like. Finally, qualifying registered representatives of Securian Financial are also eligible for financing arrangements, company-paid training, group health and/or life insurance benefits, retirement benefits, deferred compensation benefits and other benefits based on their contract with us. All of these programs are designed to encourage Securian Financial's registered representatives to sell Minnesota Life's products, including the contracts described in this prospectus.


All of the compensation described here, and other compensation or benefits provided by Minnesota Life or our affiliates, may be more or less than the overall compensation on similar or other products. The amount and/or structure of the compensation may influence your registered representative, broker-dealer or selling institution to present this contract over other investment alternatives. However, the differences in compensation may also reflect differences in sales effort or ongoing customer services expected of the registered representative or the broker-dealer. You may ask your registered representative about these differences and how he or she and his or her broker-dealer are compensated for selling the contracts.

PAYMENTS MADE BY UNDERLYING MUTUAL FUNDS

Minnesota Life pays the costs of selling contracts, some of which are described in more detail elsewhere in this Prospectus, which benefits the underlying mutual funds by providing increased distribution of the shares of such Funds. The underlying mutual funds, or their investment advisers or principal underwriters, may pay Minnesota Life (or Minnesota Life affiliates) a fee for the purpose of reimbursing Minnesota Life for the costs of certain distribution or operational services that Minnesota Life provides and that benefit the Funds. Payments from an underlying Fund that relate to distribution services are made pursuant to the Fund's 12b-1 plan, under which the payments are deducted from the Fund's assets and described in the fee table included in the Fund's prospectus. 12b-1 payments from underlying Funds range in amount from 0% to 0.25% of Fund assets held in the Separate Account.

In addition, payments may be made pursuant to service/administration agreements between Minnesota Life (or Minnesota Life affiliates) and the underlying mutual fund's investment adviser (or its affiliates), in which case payments are typically made from assets of that firm and not from the assets of the Fund. These payments, which are sometimes known as revenue sharing, are in addition to the 12b-1 fees and those other fees and expenses incurred by a Fund and disclosed in its prospectus fee table. Service and administrative payments are paid to Minnesota Life or its affiliates for such things as Minnesota Life's aggregation of all Owner purchase, redemption, and transfer requests within the Sub-Accounts of the Separate Account each business day and the submission of one net purchase/redemption request to each underlying mutual fund. When the Separate Account aggregates such transactions through the Separate Account's omnibus account with an underlying mutual fund, the Fund avoids the expenses associated with processing individual transactions. Because Funds selected for inclusion in the contract may also benefit from expanded marketing opportunities as a result of such inclusion, a Fund's investment adviser (or its affiliates) may have an incentive to make such payments regardless of other benefits the Fund may derive from services performed by Minnesota Life. Service and administrative payments received by Minnesota Life or its affiliates range in amount from 0% to 0.35% of Fund assets held in the Separate Account.

Minnesota Life took into consideration anticipated payments from underlying mutual funds and their investment advisers (or the advisers' affiliates) when it determined the charges that are assessed under the contract. Without these payments, certain contract charges would likely be higher than they are currently. All of the underlying mutual funds offered in the contract currently pay 12b-1 fees to Minnesota Life, and some but not all of such Funds' investment advisers (or the advisers' affiliates) currently pay service or administrative fees to Minnesota Life.

Minnesota Life considers profitability when determining the charges in the contract. In early Contract Years, Minnesota Life does not anticipate earning a profit, since that is a time when administrative and distribution expenses are typically higher. Minnesota Life does, however, anticipate earning a profit in later Contract Years. In general, Minnesota Life's profit will be greater the longer a contract is held and the greater a contract's investment return.

THE GENERAL ACCOUNT

The interests of Owners arising from the allocation of Purchase Payments or the transfer of Contract Values to our General Account (including the Fixed Account and the DCA Fixed Account) are not registered under the Securities Act of 1933, nor is it registered as an investment company under the Investment Company Act of 1940. Accordingly, such interests are not subject to the provisions of those acts that would apply if registration under such acts was required. In addition, the staff of the commission has not reviewed the disclosures in the prospectus relating to it. Disclosures relating to interests in that option however, may be subject to certain generally applicable provisions of the federal securities laws relating to accuracy of statements made in a registration statement.

The guaranteed interest rate on new amounts allocated to the DCA Fixed Account is determined from time-to-time by Minnesota Life in accordance with existing market conditions. In no event will the guaranteed rate of interest be less than the minimum guaranteed rate of interest as stated in your contract.

We do not currently offer any General Account investment choices prior to the Annuity Commencement Date, except for the DCA Fixed Account for new Purchase Payments. Any Contract Value you apply to Fixed Annuity Payments becomes part of our General Account.


Minnesota Life reserves the right to defer payment of amounts withdrawn from the General Account (including the Fixed Account and DCA Fixed Account) for up to six months from the date it receives the written withdrawal request (if a withdrawal is deferred for more than 30 days pursuant to this right, Minnesota Life will pay interest on the amount deferred at a rate not less than the minimum guaranteed interest rate as stated in your contract).


VOTING RIGHTS

We will vote the Portfolio shares held in the Variable Annuity Account at shareholder meetings of the Portfolios. We will vote shares attributable to contracts in accordance with instructions received from

Owners with voting interests in each Sub-Account of the Variable Annuity Account. We will vote shares for which no instructions are received and shares not attributable to contracts in the same proportion as shares for which instructions have been received. The number of votes for which a Owner may provide instructions will be calculated separately for each Sub-Account of the Variable Annuity Account. One of the effects of proportional voting is that a small number of Owners may determine the outcome of the vote. If applicable laws should change so that we were allowed to vote shares in our own right, then we may elect to do so.

During the accumulation period, you hold the voting interest in the contract. The number of votes will be determined by dividing the Contract Value of the contract attributable to each Sub-Account of the Variable Annuity Account by the net asset value per share of the Portfolio shares held by that Sub-Account.

During the annuity period the Owner holds the voting interest in the contract. The number of votes will be determined by dividing the reserve for each contract allocated to each Sub-Account of the Variable Annuity Account by the net asset value per share of the Portfolio shares held by that Sub-Account. After an annuity begins, the votes attributable to any particular contract will decrease as the reserves decrease. In determining any voting interest, we count fractional shares.

We shall notify you of a Portfolio shareholders' meeting if the contract has shares to vote. We will also send proxy materials and a form of instruction so that you can instruct us with respect to voting.

FEDERAL TAX STATUS

INTRODUCTION

Our tax discussion in this Prospectus is general in nature and is not intended as tax advice. You should consult a competent tax adviser. We make no attempt to consider any applicable state or other tax laws. In addition, this discussion is based on our understanding of federal income tax laws as they are currently interpreted. We make no representation regarding the likelihood of continuation of current income tax laws or the current interpretations of the Internal Revenue Service ("IRS"). The contract may be purchased on a non-tax qualified basis or purchased and used in connection with certain retirement arrangements entitled to special income tax treatment under Sections 401(a), 408(b), 408A or 457 of the Code ("Tax Qualified Accounts"). The ultimate effect of federal income taxes on the amounts held under a contract, on Annuity Payments, and on the economic benefit to the Owner or the beneficiary(ies) may depend on the tax status of the individual concerned. It is also important to consider that current federal law does not recognize same-sex marriages, civil unions or domestic partnerships which may be recognized under the laws of certain states. This means that the tax treatment available to opposite-sex spouses may not be available to same-sex partners. You should consult your tax advisor about these issues if you are in a same sex marriage, civil union or domestic partnership.

There are specific rules for the taxation of annuity products. In many cases, these rules differ from tax rules which apply to other types of investments. For example, as an illustration of points more fully discussed below, a gain recognized upon a withdrawal from an annuity contract may be taxed differently than the gain on the sale of other types of investments, such as corporate stock, bonds or mutual funds. The gain in an annuity contract, represented by the difference between the cash value and the sum of the Purchase Payments paid into the contract, is taxed as ordinary income. By contrast, the sale of shares of corporate stock, bonds or mutual funds would be taxed as capital gains based upon the difference between the sale price and the purchase price. Depending upon how long the corporate stock, bonds or mutual funds were held, the Owner may be entitled to reduced tax rates applicable to long term capital gains.

For Variable Annuity contracts, increases in Contract Values attributable to dividends and interest from underlying investment Funds are not currently taxed, but instead the taxation of such gains is deferred until there is a withdrawal, contract surrender, or Annuity Payments begin, at which time they are taxed as ordinary income (as described above). This favorable treatment allows the value of the contract to remain undiminished and allows the Owner to determine the timing of the receipt of taxable income. Note, however, that Variable Annuity contracts held in Tax Qualified Accounts do not provide any additional tax deferral benefit. A Tax Qualified Account independently provides a tax deferral benefit for gains on all assets held in such an account. By contrast, the Owner of a corporate stock, bond or mutual fund held on a non-tax qualified basis who receives dividends or interest, whether in cash or as automatic reinvestments, must report such income as taxable on an annual basis. In some cases, the receipt of dividends from corporate stocks and mutual funds may enjoy favorable tax rates.

This prospectus makes no representation as to the tax rules which apply to those other types of investments and the discussion which follows makes no comparison of the described insurance products to such other investments. For a complete discussion of matters relating to taxation and the tax impact on your investments or for a comparison of taxation differences between investment products and types, please see your tax adviser.

TAXATION OF MINNESOTA LIFE AND THE VARIABLE ANNUITY ACCOUNT

We are taxed as a "life insurance company" under the Code. The operations of the Variable Annuity Account form a part of, and are taxed with, our other business activities. Currently, we pay no federal income tax on any investment income received by the Variable Annuity Account or on capital gains arising from the Variable Annuity Account's activities. The Variable Annuity Account is not taxed as a "regulated investment company" under the Code and we do not anticipate any change in that tax status.

In calculating our corporate income tax liability, we derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets that are treated as company assets under applicable income tax law. These benefits, which reduce our overall corporate income tax liability may include foreign tax credits which can be material. We do not pass these benefits through to the Separate Accounts, principally because: (i) the great bulk of the benefits results from the dividends received deduction, which involves no reduction in the dollar amount of dividends that the Separate Account receives; and (ii) under applicable income tax law, Owners are not the Owners of the assets generating the benefits.

TAXATION OF ANNUITY CONTRACTS IN GENERAL

Section 72 of the Code governs the taxation of nonqualified annuities in general and some aspects of qualified programs. No taxes are generally imposed on increases in the value of a contract until distribution occurs, either in the form of a payment in a single sum or as Annuity Payments under the annuity option elected. As a general rule, annuity contracts held by an entity (such as a corporation or trust) that is not a natural person are not treated as annuity contracts for federal income tax purposes. The investment income on such contracts is taxed as ordinary income that is received or accrued by the Owner of the contract during the taxable year. There is an exception to this general rule for Qualified Contracts described in Sections 401(a), 408 or 408A of the Code.

There is also an exception to this general rule for immediate annuity contracts. An immediate annuity contract for these purposes is an annuity:
(i) purchased with a single premium or annuity consideration, (ii) the annuity starting date of which commences within one year from the date of the purchase of the annuity, and (iii) which provides for a series of substantially equal periodic payments

(to be made not less frequently than annually) during the annuity period. Corporations, trusts and other similar entities, other than natural persons, seeking to take advantage of this exception for immediate annuity contracts should consult with a tax adviser.

If you do not annuitize your nonqualified contract on or before the Maturity Date, it is possible that the IRS could challenge the status of your contract as an annuity contract for tax purposes. The result of such a challenge could be that you would be viewed as either constructively receiving the increase in the Contract Value each year from the inception of the contract or the entire increase in the Contract Value would be taxable in the year you reach the Maturity Date. In either situation, you could realize taxable income even if the contract proceeds are not distributed to you at that time. Accordingly, before purchasing a contract, you should consult your tax advisor with respect to these issues.

DIVERSIFICATION REQUIREMENTS

Section 817(h) of the Code authorizes the Treasury Department to set standards by regulation or otherwise for the investments of the Variable Annuity Account to be "adequately diversified" in order for the contract to be treated as an annuity contract for federal income tax purposes. The diversification requirements of Section 817(h) do not apply to Qualified Contracts which are described in Sections 401(a), 408, 408A or 457(b) of the Code.

The Variable Annuity Account, through the Fund Portfolios, intends to comply with the diversification requirements prescribed in Regulations
Section 1.817-5, which affect how the Portfolio's assets may be invested. Although the investment adviser of the Securian Funds Trust is an affiliate of ours, we do not control the Securian Funds Trust nor the investments of its Funds. Nonetheless, we believe that each Fund of the Securian Funds Trust in which the Variable Annuity Account owns shares will be operated in compliance with the requirements prescribed by the Treasury Department. Owners bear the risk that the entire contract could be disqualified as an annuity contract under the Code due to the failure of the Variable Annuity Account to be deemed to be "adequately diversified".

OWNERSHIP TREATMENT

In connection with its issuance of temporary and proposed regulations under
Section 817(h) in 1986, the Treasury Department announced that those regulations did not "provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Owner), rather than the insurance company to be treated as the Owner of the assets in the account" (which would result in the current taxation of the income on those assets to the Owner). In Revenue Ruling 2003-91, the IRS provided such guidance by describing the circumstances under which the Owner of a variable contract will not possess sufficient control over the assets underlying the contract to be treated as the Owner of those assets for federal income tax purposes. Under the contracts in Rev. Rul. 2003-91, there was no arrangement, plan, contract or agreement between an Owner and the insurance company regarding the availability of a particular investment option and other than an Owner's right to allocate premiums and transfer funds among the available sub-accounts, all investment decisions concerning the sub-accounts were made by the insurance company or an advisor in its sole and absolute discretion. Rev. Rul. 2003-91 states that the determination of whether the Owner of a variable contract is to be treated as the Owner of the assets held by the insurance company under the contract will depend on all of the facts and circumstances.

The IRS has further amplified and clarified its position in Rev. Rul. 2003-91 by issuing new regulations in 2005 and additional Revenue Rulings. Minnesota Life believes that the regulations and additional rulings are meant to clarify the IRS position in Rev. Rul. 2003-91 and that the ownership rights of a Owner under the contract will not result in any Owner being treated as the Owner of the assets of the Variable Annuity Account. However, Minnesota Life does not know whether the IRS will issue additional guidance that will place restrictions on such ownership rights. Therefore, Minnesota Life reserves the right to modify the contract as necessary to attempt to prevent a Owner from being considered the Owner of a pro rata share of the assets of the Variable Annuity Account.

TAXATION OF PARTIAL AND FULL WITHDRAWALS

For payments made in the event of a full surrender of an annuity that is not part of a qualified program, the taxable portion of the amount you receive is generally the amount in excess of the "investment in the contract" (i.e., Purchase Payments less any amounts previously received from the contract which were not included in income). Amounts withdrawn upon a partial withdrawal from a Variable Annuity contract that is not part of a qualified program are treated first as taxable income to the extent of the excess of the Contract Value over the investment in the contract. All taxable amounts received under an annuity contract are subject to tax at ordinary rather than capital gain tax rates.

In the case of a withdrawal under an annuity that is part of a tax-qualified retirement plan, a portion of the amount received is taxable based on the ratio of the "investment in the contract" to the individual's balance in the retirement plan, generally the value of the annuity. The "investment in the contract" generally equals the portion of any deposits made by or on behalf of an individual under an annuity which was neither deductible when made nor excludable from the gross income of the individual. For annuities issued in connection with qualified retirement plans, the "investment in the contract" can be zero.

SECTION 1035 EXCHANGES

An annuity contract may be fully or partially exchanged for another annuity contract in a tax-free exchange under IRC (S)1035. Historically, the IRS challenged attempts by taxpayers to exchange part of an annuity contract for a new annuity contract (a "Partial Exchange"). IRS rulings over the last several years have allowed annuity contract holders to make Partial Exchanges under certain conditions. If this contract is received in a Partial Exchange or is Partially Exchanged for another annuity contract, withdrawals taken from either annuity contract within 180 days from the date of the Partial Exchange may have adverse tax consequences. You should consult your tax advisor before entering into a Partial Exchange.

TAXATION OF ANNUITY PAYMENTS

The taxable portion of an Annuity Payment is generally equal to the excess of the payment over the exclusion amount. In the case of a Fixed Annuity Payment, the exclusion amount is generally determined by a formula that establishes the ratio of the investment in the contract to the expected return under the contract (determined under Treasury Department regulations). In the case of Variable Annuity Payments, the exclusion amount is generally determined by a formula that establishes the ratio of the investment in the contract to the expected number of payments to be made (determined by Treasury Department regulations which take into account the Annuitant's life expectancy and the form of annuity benefit selected). The taxable portion of an Annuity Payment is taxed at ordinary income rates. Once the total amount of the investment under the contract is excluded using this ratio, Annuity Payments will be fully taxable.

TAXES PAYABLE ON OPTIONAL RIDERS

The single and joint versions of Ovation II options provide benefits that are different from the usual benefits available under Variable Annuity contracts. If you elect these options a Owner or beneficiary may be allowed to take withdrawals under the option even after the Contract Value is equal to zero.

Like any withdrawal under the option it is treated as a withdrawal from the contract for income tax purposes. If the investment in the contract has been fully recovered for tax purposes, then these withdrawals are generally included in the taxpayer's income.

TAXATION OF DEATH BENEFIT PROCEEDS

Death benefit payments are generally taxable to the recipient. Death benefits paid upon the death of a Owner generally are includable in the income of the recipient as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract, as described above, or (2) if distributed under an annuity option, they are taxed in the same manner as Annuity Payments, as described above. For these purposes, the investment in the contract is not affected by the Owner's death. That is, the investment in the contract remains the amount of any Purchase Payments paid which were not excluded from gross income.

MEDICARE TAX

Beginning in 2013, distribution from Non-Qualified Contracts will be considered "investment income" for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or the entire taxable portion of distributions (e.g., earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly, and $125,000 for married filing separately.) Please consult your tax adviser for more information.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

The Code imposes a 10% penalty tax on the taxable portion of certain distributions from annuity contracts. This additional tax does not apply where the payment is made under an immediate annuity contract, as defined above, or:

  .  where the taxpayer is 59 1/2 or older,

  .  where payment is made on account of the taxpayer's disability, or

  .  where payment is made by reason of the death of the Owner, and

  .  in certain other circumstances.

The Code also provides an exception to the penalty tax for distributions, in periodic payments, of substantially equal installments (not less frequently than annually), where they are made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and beneficiary. For tax qualified employer-sponsored retirement plans, this exception to the 10% additional tax applies only if payments begin after separation from service.

For some types of tax qualified retirement plans, other tax penalties may apply to certain distributions.

AGGREGATION OF CONTRACTS

For purposes of determining a Owner's gross income, the Code provides that all nonqualified deferred annuity contracts issued by the same company (or its affiliates) to the same Owner during any calendar year shall be treated as one annuity contract. Additional rules may be promulgated under this provision to prevent avoidance of its effect through the ownership of serial contracts or otherwise.

ASSIGNMENT OR PLEDGES

Transfers, assignments and certain designations of Annuitants or payees can have tax consequences. A transfer of ownership of a contract, a pledge of any interest in a contract as security for a loan, the designation of an Annuitant or payee who is not also the Owner, or the assignment of the contract may result in certain income or gift tax consequences to the Owner that are beyond the scope of this discussion. If you are contemplating such a transfer, pledge, designation or assignment, you should consult a competent tax adviser about its potential tax effects.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any Non-Qualified Contract issued after January 18, 1985 to provide that:

    (a)if an Owner dies on or after the annuity starting date but prior to the time the entire interest in the contract has been distributed, the remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of that Owner's death; and

    (b)if an Owner dies prior to the annuity starting date, the entire interest in the contract must be distributed within five years after the date of the Owner's death.

The requirements of (b) above will be considered satisfied with respect to any portion of the Owner's interest which is payable to or for the benefit of a "designated beneficiary" who is a natural person, is distributed over the life of that beneficiary or over a period not extending beyond the life expectancy of that beneficiary and such distributions begin within one year of that Owner's death. The Owner's "designated beneficiary", who must be a natural person, is the person designated by the Owner as a beneficiary. If the Owner's "designated beneficiary" is the surviving spouse of the Owner, however, the contract may be continued with the surviving spouse as the new Owner.

Non-Qualified Contracts issued after January 18, 1985 contain provisions which are intended to comply with the requirements of Section 72(s) of the Code, although no regulations interpreting these requirements have yet been issued. We intend to review such contract provisions and modify them if necessary to assure that they comply with the requirements of Code Section 72(s) when clarified by regulation or otherwise.

Similar rules apply to Qualified Contracts.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of there being any change is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. Moreover, it is also possible that any change could be retroactive (that is, taking effect before the date the legislation is passed). You should consult a tax adviser with respect to legislative developments and their effect on the contract.

TAX QUALIFIED PROGRAMS

The contract is designed for use with several types of individual and employer-sponsored retirement plans that qualify for special tax treatment. The tax rules applicable to participants and beneficiaries in retirement plans vary according to the type of plan and the terms and conditions of the plan. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from:

  .  contributions in excess of specified limits;

  .  distributions prior to age 59 1/2 (subject to certain exceptions);

  .  distributions that do not conform to specified minimum distribution rules;
     and

  .  other specified circumstances.

We make no attempt to provide more than general information about the use of annuities with the various types of retirement plans. Tax deferral under annuity contracts purchased in connection with tax qualified plans arises under the specific provisions of the Code governing the tax qualified plan, so a contract should be purchased only for the features and benefits other than tax deferral that are available under an annuity contract purchased in connection with tax qualified plans, and not for the purpose of obtaining tax deferral. The rights of any person to any benefits under annuity contracts purchased in connection with these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the annuity issued in connection with such a plan. Some retirement plans are subject to transfer restrictions, distribution and other requirements that are not incorporated into our annuity administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contracts comply with applicable law. If you intend to purchase a contract for use with any retirement plan you should consult your legal counsel and tax adviser regarding the suitability of the contract.

Any annuity contract that is part of a tax qualified retirement plan must comply with the required minimum distribution (RMD) provisions of the Code, and the implementing regulations. A failure to comply with the RMD requirements will generally result in the imposition of an excise tax on the recipient equal to 50% of the amount by which the RMD exceeds the amount actually distributed. Under certain limited circumstances IRS regulations permit partial withdrawals from your tax qualified retirement plan contract after Annuity Payments have begun after the required beginning date without violating the RMD rules. We will notify any holder of a contract under a tax qualified plan who requests such a partial withdrawal of the effects of the withdrawal on the contract prior to processing the withdrawal.

For tax qualified plans under Sections 401(a) and 457, the Code requires that distributions generally must commence no later than the later of April 1 of the calendar year following the calendar year in which the Owner (or plan participant): (i) reaches age 70 1/2, or (ii) if later retires; and must be made in a specified form or manner. If the plan participant is a "5 percent Owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Owner (or plan participant) reaches age 70 1/2. For IRAs described in
Section 408, distributions generally must commence no later than April 1 of the calendar year following the calendar year in which the Owner reaches age
70 1/2. Roth IRAs under Section 408A do not require distributions at any time prior to the Owner's death.

To the extent the optional death benefit riders alter the timing or the amount of the payment of distributions under a Qualified Contract, the riders cannot be paid out in violation of the minimum distribution rules of the Code.

In accordance with recent changes in laws and regulations RMDs must be calculated based on the sum of the Contract Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the RMDs may be larger than if the calculation were based on the Contract Value alone. This may result in an earlier (but not before the required beginning date) distribution under the contract and an increased amount of taxable income distributed to the Owner, and a reduction of death benefits and the benefits of any optional riders.

WITHHOLDING

In general, distributions from annuity contracts are subject to federal income tax withholding unless the recipient elects not to have tax withheld. Some states have enacted similar rules. Different rules may apply to payments delivered outside the United States.

The Code generally allows the rollover of most distributions to and from tax qualified retirement plans, Section 403(b) annuities, individual retirement plans and eligible deferred compensation plans of state or local governments under Section 457(b). Distributions which may not be rolled over are those which are:

  . one of a series of substantially equal annual (or more frequent) payments made:

     -- over the life or life expectancy of the employee,

     -- over the joint lives or joint life expectancies of the employee and the employee's designated beneficiary, or

     -- for a specified period of ten years or more,

  .  a required minimum distribution,

  .  a hardship distribution, or

  .  the non-taxable portion of a distribution.

Any distribution eligible for rollover, which may include payment to an employee, an employee's surviving spouse, or an ex-spouse who is an alternate payee, will be subject to mandatory federal tax withholding at a 20% rate unless the distribution is made as a direct rollover to a tax qualified plan or to an individual retirement account or annuity. It should be noted that amounts received by individuals which are eligible for rollover may still be placed in another tax qualified plan or individual retirement account or individual retirement annuity if the transaction is completed within 60 days after the distribution has been received. However a taxpayer must replace withheld amounts with other funds in order to avoid taxation on the amount previously withheld.

SEE YOUR OWN TAX ADVISOR

The foregoing summary of the federal income tax consequences under these contracts is not exhaustive. The benefits and features of this contract, when owned by employer provided welfare benefit arrangements or other types of special purpose entities, may impact any unique tax aspects such arrangements or entities may enjoy. Special rules may apply to situations not discussed here. Should a tax qualified retirement plan lose its qualified status, employees will lose some of the tax benefits described. Statutory changes in the Code with varying effective dates, and regulations adopted thereunder may also alter the tax consequences of specific factual situations. Due to the complexity of the applicable laws, tax advice may be needed by a person contemplating the purchase of a Variable Annuity contract or exercising elections under such a contract. For further information you should consult a tax advisor.

PERFORMANCE DATA

From time to time the Variable Annuity Account may publish advertisements containing performance data relating to its Sub-Accounts. In the case of the money market Portfolio, the Variable Annuity Account will publish yield or effective yield quotations for a seven-day or other specified period. In the case of the other Portfolios, performance data will consist of average annual total return quotations for one year, five year and ten year periods and for the period when the Portfolios first became available to the Variable Annuity Account. Such performance data may be accompanied by cumulative total return quotations for the comparable periods. For periods prior to the date of this Prospectus the quotations will be based on the assumption that the contract described herein was issued when the underlying Portfolios first became available to the Variable Annuity Account under other contracts issued by us.

The money market Portfolio may also quote such average annual and cumulative total return figures. Performance figures used by the Variable Annuity Account are based on historical information of the

Portfolios for specified periods, and the figures are not intended to suggest that such performance will continue in the future. Performance figures of the Variable Annuity Account will reflect charges made pursuant to the terms of the contracts offered by this Prospectus and charges of underlying Funds. More detailed information on the computations is set forth in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

A Statement of Additional Information, which contains additional information including financial statements, is available from us at your request. The table of contents for that Statement of Additional Information is as follows:

       General Information and History
       Distribution of Contract
       Performance
       Independent Registered Public Accounting Firm
       Registration Statement
       Financial Statements

RULE 12H-7 REPRESENTATION:

Minnesota Life, as depositor of the Variable Annuity Account, is relying upon the requirements set forth in Rule 12h-7 under the Securities Exchange Act of 1934 (the "Securities Exchange Act") to the extent necessary to avoid being subject to periodic reporting obligations under the Securities Exchange Act.

    APPENDIX A -- CONDENSED FINANCIAL INFORMATION AND FINANCIAL STATEMENTS


No condensed financial information is included with this prospectus for the Variable Annuity Account because no Variable Annuity contracts disclosed by this prospectus have been sold prior to the date of this prospectus. The financial statements of the Variable Annuity Account and Minnesota Life Insurance Company may be found in the Statement of Additional Information.

             APPENDIX B -- ILLUSTRATION OF VARIABLE ANNUITY VALUES

The illustration included in this Appendix shows the effect of investment performance on the monthly Variable Annuity income. The illustration assumes a gross investment return of: 0.00%, 6.82% and 10.00%.

For illustration purposes, an average annual expense equal to 2.32% of the average daily net assets is deducted from the gross investment return to determine the net investment return. The net investment return is then used to project the monthly Variable Annuity incomes. The average expense charge of 2.32% includes: 1.20% for mortality and expense risk, .15% for administrative charge and an average of 0.97% for the Fund management fee, other Fund expenses, and distribution fee. The average is calculated from the Total Annual Portfolio Company Operating Expenses and is based on the total annual Portfolio operating expenses with waivers or reductions applied.

The gross and net investment rates are for illustrative purposes only and are not a reflection of past or future performance. Actual Variable Annuity income will be more or less than shown if the actual returns are different than those illustrated.

The illustration assumes 100% of the assets are invested in the Sub-Account(s) of the Variable Annuity Account. For comparison purposes, a current Fixed Annuity income, available through the Fixed Account, is also provided. The illustration assumes an initial interest rate, used to determine the first variable payment of 4.50%. After the first Variable Annuity Payment future payments will increase if the annualized net rate of return exceeds the initial interest rate, and will decrease if the annualized net rate of return is less than the initial interest rate.

The illustration provided is for a male, age 65, selecting a life and 10 year certain annuity option with $100,000 of non-qualified funds, residing in the State of Minnesota. This illustration is based on average Fund expenses. Upon request, a similar illustration specific to your situation and Fund election may be available.

             VARIABLE ANNUITY INCOME -- HYPOTHETICAL ILLUSTRATION
                    MULTIOPTION GUIDE B SERIES AND L SERIES
       ANNUITY INCOME OPTION -- LIFE ANNUITY WITH 10 YEAR PERIOD CERTAIN

PREPARED FOR: Client
VARIABLE CONTRIBUTION: $100,000.00
INITIAL VARIABLE MONTHLY INCOME: $631.36

The illustration below shows how investment returns may affect Variable Annuity income payments. This illustration is hypothetical and is not intended to project or predict investment results.

Annuity income payments will INCREASE if the returns on your investments ARE GREATER THAN the total of the Assumed Investment Return (AIR) and your annual contract expenses.

Annuity income payments will DECREASE if the returns on your investments ARE LESS THAN the total of the Assumed Investment Return (AIR) and your annual contract expenses.

An AIR of 4.50% annually is used for calculating the initial income payment. More information on the annual expense charges for this contract can be found in the "Contract Charges and Expenses" section of the prospectus.

The graph and table below show how annual gross investment returns of 0%, 6.82% and 10.00% would affect annuity income payments. The calculated income shown is after the deduction of all contract expenses (based on your investment allocation).

In the example below, the annuity income amount shown assumes a constant annual investment return. The actual rate of return and resulting annuity income payments will vary over time.

VARIABLE ANNUITY INCOME -- HYPOTHETICAL

                                    [CHART]



VARIABLE ANNUITY INCOME -- SUPPORTING DETAIL

                                  MONTHLY ANNUITY INCOME BASED ON
                                    HYPOTHETICAL RATE OF RETURN
                             -----------------------------------------
                                 0.00% GROSS  6.82% GROSS 10.00% GROSS
          BEGINNING OF YEAR  AGE (-2.32% NET) (4.50% NET) (7.68% NET)
          -----------------  --- ------------ ----------- ------------
                 1.......... 65      $631        $631        $  631
                 4.......... 68      $516        $631        $  691
                 7.......... 71      $421        $631        $  756
                 10......... 74      $344        $631        $  827
                 13......... 77      $281        $631        $  905
                 16......... 80      $229        $631        $  990
                 19......... 83      $187        $631        $1,083
                 22......... 86      $153        $631        $1,185
                 25......... 89      $125        $631        $1,296
                 28......... 92      $102        $631        $1,418
                 31......... 95      $ 83        $631        $1,552
                 34......... 98      $ 68        $631        $1,698

If you applied the amount of your Purchase Payment allocated to Variable to a Fixed Annuity on the quotation date of this illustration, your Fixed Annuity income would be $503.87.

                  APPENDIX C -- TYPES OF QUALIFIED CONTRACTS

Individual and employer sponsored tax qualified retirement plans provide tax deferral. If you purchase an annuity contract in a tax qualified plan, the tax deferral feature of the annuity is redundant and offers you no additional advantage. You should purchase the annuity for reasons other than tax deferral when part of a tax qualified plan.

INDIVIDUAL RETIREMENT ANNUITIES

Section 408 of the Code permits eligible individuals to contribute to an Individual Retirement Annuity, (an "IRA"). Distributions from certain other types of tax qualified plans may be "rolled over" on a tax-deferred basis into an IRA. The sale of a contract for use with an IRA will be subject to special disclosure requirements of the IRS. Purchasers of a contract for use with IRAs will be provided with supplemental information required by the IRS or other appropriate agencies. Such purchasers will have the right to revoke their purchase within 7 days of the earlier of the establishment of the IRA or their purchase. A qualified contract issued in connection with an IRA will be amended as necessary to conform to the requirements of the Code. You should seek competent advice as to the suitability of the contract for use with IRAs.

Earnings in an IRA are not taxed until distribution. IRA contributions are subject to certain limits each year and may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of tax qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than nondeductible contributions) are taxed at ordinary income rates when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

A portion of the amount distributed from an IRA may be taxable based on the ratio of the "investment in the contract" to the individual's balance in the IRA, generally the value of the IRA. The "investment in the contract" generally equals the non deductible contributions to an IRA. The "investment in the contract" can be zero.

SIMPLIFIED EMPLOYEE PENSION (SEP) IRAS

Employers may establish Simplified Employee Pension (SEP) IRAs under Code
Section 408(k) to provide IRA contributions on behalf of their employees. In addition to all of the general Code rules governing IRAs, such plans are subject to certain Code requirements regarding participation and amounts of contributions.

ROTH IRAS

Section 408A of the Code permits certain eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, must be made in cash or as a rollover or conversion from another Roth IRA or a traditional IRA. A rollover from, or conversion of, a traditional IRA to a Roth IRA may be subject to tax, deferred sales charges and other special rules may apply.

Qualified distributions from a Roth IRA, as defined by the Code, generally are excluded from gross income. Qualified distributions include those distributions made more than five years after the taxable year of the first contribution to the Roth IRA, but only if : (1) the annuity Owner has reached age 59 1/2;
(2) the distribution is paid to a beneficiary after the Owner's death; (3) the annuity Owner becomes disabled; or (4) the distribution will be used for a first time home purchase and does not exceed $10,000. Non-qualified distributions are includable in gross income only to the extent they exceed contributions made to the Roth IRA. The taxable portion of a non-qualified distribution may be subject to a 10% penalty tax.

In addition, state laws may not completely follow the federal tax treatment of Roth IRAs. You should consult your tax adviser for further information regarding Roth IRAs.

APPENDIX D -- EXAMPLES OF THE HIGHEST ANNIVERSARY VALUE II DEATH BENEFIT OPTION

Below are several examples that are designed to help show how the Highest Anniversary Value II (HAV II) death benefit option functions. A complete description of this optional contract feature can be found in the prospectus section "Death Benefits -- Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- SINGLE PURCHASE PAYMENT OF $100,000, NO WITHDRAWALS, AND CORRESPONDING RIDER VALUES.

The table below is meant to provide a numeric example of how the Highest Anniversary Value, Purchase Payments adjusted for withdrawals, and Contract Value vary relative to one another during periods of positive and negative market fluctuations.

                          CONTRACT                                   PURCHASE                DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- --------
Beginning of Year 1.. 67        -- $100,000     --      $100,000     $100,000    $100,000   $100,000
Beginning of Year 2.. 68  $106,000       --     --      $106,000     $100,000    $106,000   $106,000
Beginning of Year 3.. 69  $120,000       --     --      $120,000     $100,000    $120,000   $120,000
Beginning of Year 4.. 70  $128,000       --     --      $128,000     $100,000    $128,000   $128,000
Beginning of Year 5.. 71  $108,000       --     --      $108,000     $100,000    $128,000   $128,000
Beginning of Year 6.. 72  $100,000       --     --      $100,000     $100,000    $128,000   $128,000
Beginning of Year 7.. 73  $156,000       --     --      $156,000     $100,000    $156,000   $156,000
Beginning of Year 8.. 74  $160,000       --     --      $160,000     $100,000    $160,000   $160,000
Beginning of Year 9.. 75  $125,000       --     --      $125,000     $100,000    $160,000   $160,000
Beginning of Year 10. 76  $141,000       --     --      $141,000     $100,000    $160,000   $160,000
Beginning of Year 11. 77  $160,000       --     --      $160,000     $100,000    $160,000   $160,000
Beginning of Year 12. 78  $155,000       --     --      $155,000     $100,000    $160,000   $160,000
Beginning of Year 13. 79  $163,000       --     --      $163,000     $100,000    $163,000   $163,000
Beginning of Year 14. 80  $140,000       --     --      $140,000     $100,000    $163,000   $163,000
Beginning of Year 15. 81  $155,000       --     --      $155,000     $100,000    $163,000   $163,000
Beginning of Year 16. 82  $165,000       --     --      $165,000     $100,000    $163,000   $165,000

In the example above, the beginning of year 2 illustrates the impact on rider values when the Contract Value increases. The Contract Value has increased to $106,000 and the Highest Anniversary Value is increased to the current Contract Value. The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value, resulting in a death benefit of $106,000.

In the example above, the beginning of year 5 illustrates the impact on rider values when the Contract Value decreases. The Contract Value has decreased to $108,000 and since that is less than the prior year, the Highest Anniversary Value remains $128,000 and is not increased. The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value, resulting in a death benefit of $128,000.

In the example above, the beginning of year 14 illustrates the Contract Anniversary following the oldest Owner's 80th birthday; the last anniversary at which the Highest Anniversary Value has the potential to increase.

EXAMPLE #2 -- INITIAL VALUES AT ISSUE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 2 -- 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the rider values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest Owner.

                          CONTRACT                                   PURCHASE                DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- --------
Beginning of Year 1.. 67     --    $100,000     --      $100,000     $100,000    $100,000   $100,000

Initial Highest Anniversary Value = initial Purchase Payment = $100,000.

Initial Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($100,000, $100,000, $100,000) = $100,000.

EXAMPLE #3 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING THE FIRST CONTRACT
YEAR.

If additional Purchase Payments are received, the Highest Anniversary Value will increase by the amount of the Purchase Payment.

                          CONTRACT                                   PURCHASE                DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- --------
Beginning of Year 1.. 67        -- $100,000     --      $100,000     $100,000    $100,000   $100,000
Activity 6 months
  later.............. 67  $105,000 $ 20,000     --      $125,000     $120,000    $120,000   $125,000

After the additional Purchase Payment:

Highest Anniversary Value = Highest Anniversary Value prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($125,000, $120,000, $120,000) = $125,000.

EXAMPLE #4 -- HIGHEST ANNIVERSARY VALUE INCREASE ON CONTRACT ANNIVERSARY.

On each Contract Anniversary the Highest Anniversary Value will be increased to the Contract Value if the Contract Value is greater than the Highest Anniversary Value.

                          CONTRACT                                   PURCHASE                DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- --------
Beginning of Year 1.. 67        -- $100,000     --      $100,000     $100,000    $100,000   $100,000
Activity 6 months
  later.............. 67  $105,000 $ 20,000     --      $125,000     $120,000    $120,000   $125,000
Beginning of Year 2.. 68  $130,000       --     --      $130,000     $120,000    $130,000   $130,000

After the increase:

Highest Anniversary Value = greater of Contract Value on Anniversary or prior Highest Anniversary Value = maximum of ($130,000, $120,000) = $130,000.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($130,000, $120,000, $130,000) = $130,000.

EXAMPLE #5 -- WITHDRAWAL FROM CONTRACT VALUE.

Amounts withdrawn will result in an adjustment on a Pro-rata Basis to the Highest Anniversary Value. The adjustment will be based on the Contract Value prior to the withdrawal.

                          CONTRACT                                   PURCHASE                DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST   BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY  UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE    HAV II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- --------
Beginning of Year 1.. 67        -- $100,000       --    $100,000     $100,000    $100,000   $100,000
Activity 6 months
  later.............. 67  $105,000 $ 20,000       --    $125,000     $120,000    $120,000   $125,000
Beginning of Year 2.. 68  $130,000       --       --    $130,000     $120,000    $130,000   $130,000
Activity 6 months
  later.............. 68  $126,000       --   $5,000    $121,000     $115,238    $124,841   $124,841

After the withdrawal:

Purchase Payments adjusted for withdrawals = Purchase Payments adjusted for withdrawals prior to the withdrawal - [Purchase Payments adjusted for withdrawals prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 x $5,000 / $126,000] = $115,238.

Highest Anniversary Value = Highest Anniversary Value prior to the withdrawal - [Highest Anniversary Value prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $130,000 - [$130,000 x $5,000 / $126,000] = $124,841.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, and Highest Anniversary Value = maximum of ($121,000, $115,238, $124,841) = $124,841.

           APPENDIX E -- EXAMPLES OF PREMIER II DEATH BENEFIT OPTION

Below are several examples that are designed to help show how the Premier II death benefit option functions. A complete description of this optional contract feature can be found in the prospectus section "Death Benefits -- Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- SINGLE PURCHASE PAYMENT OF $100,000, NO WITHDRAWALS, AND CORRESPONDING RIDER VALUES.

The table below is meant to provide a numeric example of how the Highest Anniversary Value, Purchase Payments adjusted for withdrawals, 5% Increase Value and Contract Value vary relative to one another during periods of positive and negative market fluctuations.

                          CONTRACT                                   PURCHASE                          DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67        -- $100,000     --      $100,000     $100,000    $100,000   $100,000  $100,000
Beginning of Year 2.. 68  $106,000       --     --      $106,000     $100,000    $106,000   $105,000  $106,000
Beginning of Year 3.. 69  $120,000       --     --      $120,000     $100,000    $120,000   $110,250  $120,000
Beginning of Year 4.. 70  $128,000       --     --      $128,000     $100,000    $128,000   $115,763  $128,000
Beginning of Year 5.. 71  $108,000       --     --      $108,000     $100,000    $128,000   $121,551  $128,000
Beginning of Year 6.. 72  $100,000       --     --      $100,000     $100,000    $128,000   $127,628  $128,000
Beginning of Year 7.. 73  $156,000       --     --      $156,000     $100,000    $156,000   $134,010  $156,000
Beginning of Year 8.. 74  $160,000       --     --      $160,000     $100,000    $160,000   $140,710  $160,000
Beginning of Year 9.. 75  $125,000       --     --      $125,000     $100,000    $160,000   $147,746  $160,000
Beginning of Year 10. 76  $141,000       --     --      $141,000     $100,000    $160,000   $155,133  $160,000
Beginning of Year 11. 77  $160,000       --     --      $160,000     $100,000    $160,000   $162,889  $162,889
Beginning of Year 12. 78  $155,000       --     --      $155,000     $100,000    $160,000   $171,034  $171,034
Beginning of Year 13. 79  $163,000       --     --      $163,000     $100,000    $163,000   $179,586  $179,586
Beginning of Year 14. 80  $140,000       --     --      $140,000     $100,000    $163,000   $188,565  $188,565
Beginning of Year 15. 81  $155,000       --     --      $155,000     $100,000    $163,000   $188,565  $188,565
Beginning of Year 16. 82  $165,000       --     --      $165,000     $100,000    $163,000   $188,565  $188,565

In the example above, the beginning of year 2 illustrates the impact on rider values when the Contract Value increases. The Contract Value has increased to $106,000 and the Highest Anniversary Value is increased to the current Contract Value. The 5% Increase Value is calculated as the prior 5% Increase Value, accumulated at 5% for a year ($100,000 * 1.05 ^ (365 / 365) = $105,000). The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value, resulting in a death benefit of $106,000.

In the example above, the beginning of year 5 illustrates the impact on rider values when the Contract Value decreases. The Contract Value has decreased to $108,000 and since that is less than the prior year, the Highest Anniversary Value remains $128,000 and is not increased. The prior 5% Increase Value is accumulated at 5% ($115,763 * 1.05 ^ (365 / 365) = $121,551). The death benefit is the greater of the Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value, resulting in a death benefit of $128,000.


In the example above, the beginning of year 14 illustrates the Contract Anniversary following the oldest Owner's 80th birthday; the last anniversary at which the Highest Anniversary Value and 5% Increase Value have the potential to increase.

EXAMPLE #2 -- INITIAL VALUES AT ISSUE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 2 -- 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the rider values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest Owner.

                          CONTRACT                                   PURCHASE                          DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67     --    $100,000     --      $100,000     $100,000    $100,000   $100,000  $100,000

Initial Highest Anniversary Value = initial Purchase Payment = $100,000.

Initial 5% Increase Value = initial Purchase Payment = $100,000.

Initial Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($100,000, $100,000, $100,000, $100,000) = $100,000.

EXAMPLE #3 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING THE FIRST CONTRACT
YEAR.

If additional Purchase Payments are received, the Highest Anniversary Value and 5% Increase Value will increase by the amount of the Purchase Payment.

                          CONTRACT                                   PURCHASE                          DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67        -- $100,000     --      $100,000     $100,000    $100,000   $100,000  $100,000
Activity 6 months
  later.............. 67  $105,000 $ 20,000     --      $125,000     $120,000    $120,000   $122,470  $125,000

After the additional Purchase Payment:

Highest Anniversary Value = Highest Anniversary Value prior to the Purchase Payment + Purchase Payment amount = $100,000 + $20,000 = $120,000.

5% Increase Value = 5% Increase Value prior to the Purchase Payment accumulated until the time of the Purchase Payment + Purchase Payment amount, subject to the Maximum Increase Value of 200% of Purchase Payments adjusted for withdrawals = Minimum of ($100,000 * (1.05 ^ (6/12)) + $20,000, 200% *
$120,000) = $122,470.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($125,000, $120,000, $120,000, $122,470) = $125,000.

EXAMPLE #4 -- HIGHEST ANNIVERSARY VALUE INCREASE ON CONTRACT ANNIVERSARY.

On each Contract Anniversary the Highest Anniversary Value will be increased to the Contract Value if the Contract Value is greater than the Highest Anniversary Value.

                          CONTRACT                                   PURCHASE                          DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67        -- $100,000     --      $100,000     $100,000    $100,000   $100,000  $100,000
Activity 6 months
  later.............. 67  $105,000 $ 20,000     --      $125,000     $120,000    $120,000   $122,470  $125,000
Beginning of Year 2.. 68  $130,000       --     --      $130,000     $120,000    $130,000   $125,494  $130,000

After the increase:

Highest Anniversary Value = greater of Contract Value on Anniversary or prior Highest Anniversary Value = maximum of ($130,000, $120,000) = $130,000.

5% Increase Value = prior 5% Increase Value accumulated until the beginning of year 2 = Minimum of ($122,470 * (1.05 ^ (6/12)), 200% * $120,000) = $125,494.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($130,000, $120,000, $130,000, $125,494) = $130,000.

EXAMPLE #5 -- WITHDRAWAL FROM CONTRACT VALUE.

Amounts withdrawn will result in an adjustment on a Pro-rata Basis to the Highest Anniversary Value. The adjustment will be based on the Contract Value prior to the withdrawal. The 5% Increase Value will be reduced by the amount of the withdrawal.

                          CONTRACT                                   PURCHASE                          DEATH
                           VALUE   PURCHASE             CONTRACT     PAYMENTS     HIGHEST      5%     BENEFIT
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ADJUSTED FOR ANNIVERSARY INCREASE   UNDER
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   WITHDRAWALS     VALUE     VALUE   PREMIER II
--------------------  --- -------- -------- ---------- ----------- ------------ ----------- -------- ----------
Beginning of Year 1.. 67        -- $100,000       --    $100,000     $100,000    $100,000   $100,000  $100,000
Activity 6 months
  later.............. 67  $105,000 $ 20,000       --    $125,000     $120,000    $120,000   $122,470  $125,000
Beginning of Year 2.. 68  $130,000       --       --    $130,000     $120,000    $130,000   $125,494  $130,000
Activity 6 months
  later.............. 68  $126,000       --   $5,000    $121,000     $115,238    $124,841   $123,593  $124,841

After the withdrawal:

Purchase Payments adjusted for withdrawals = Purchase Payments adjusted for withdrawals prior to the withdrawal - [Purchase Payments adjusted for withdrawals prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 x $5,000 / $126,000] = $115,238.

Highest Anniversary Value = Highest Anniversary Value prior to the withdrawal - [Highest Anniversary Value prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $130,000 - [$130,000 x $5,000 / $126,000] = $124,841.

5% Increase Value = 5% Increase Value prior to the withdrawal accumulated until the time of the withdrawal and reduced for the withdrawal = Minimum of ($125,494 * (1.05 ^ (6/12)) - $5,000, 200% * $115,238) = $123,593.

Death Benefit = Maximum of Contract Value, Purchase Payments adjusted for withdrawals, Highest Anniversary Value, and 5% Increase Value = maximum of ($121,000, $115,238, $124,841, $123,539) = $124,841.

        APPENDIX F -- EXAMPLES OF ESTATE ENHANCEMENT BENEFIT II OPTION

Below are several examples that are designed to help show how the Estate Enhancement Benefit II option functions. A complete description of this optional contract feature can be found in the prospectus section "Death Benefits -- Optional Death Benefit Riders." Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how the optional rider can be impacted by Sub-Account gain or loss. All values are rounded to the nearest dollar.

EXAMPLE #1 -- INITIAL VALUES ON ISSUE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 1 -- 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the rider values. Each subsequent example builds on the activity illustrated in the prior example. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest Owner.

                          CONTRACT
                           VALUE   PURCHASE             CONTRACT   REMAINING   MAXIMUM     ESTATE
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   PAYMENTS     BASIS      BENEFIT
--------------------  --- -------- -------- ---------- ----------- --------- ----------- -----------
Beginning of Year 1.. 69     --    $100,000     --      $100,000   $100,000   $200,000       --

Initial Maximum Enhancement Basis = Purchase Payments * 200% = 100,000 * 200% = 200,000.

Initial Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($100,000 - $100,000) = 0.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING THE FIRST CONTRACT
YEAR.

If additional Purchase Payments are received, the Contract Value, Purchase Payments adjusted for withdrawals, and remaining Purchase Payments are increased by the Purchase Payment.

                             CONTRACT
                              VALUE   PURCHASE             CONTRACT   REMAINING   MAXIMUM     ESTATE
                              BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   PAYMENTS     BASIS      BENEFIT
--------------------     --- -------- -------- ---------- ----------- --------- ----------- -----------
Beginning of Year 1..... 69        -- $100,000     --      $100,000   $100,000   $200,000         --
Activity 6 months later. 69  $105,000 $ 20,000     --      $125,000   $120,000   $240,000     $2,000

After the additional Purchase Payment:

Maximum Enhancement Basis = Purchase Payments adjusted for withdrawals * 200% = ($100,000 + $20,000) * 200% = $240,000.

Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($125,000 - $120,000) = $2,000.

EXAMPLE #3 -- WITHDRAWAL FROM CONTRACT VALUE.

Amounts withdrawn will result in an adjustment on a Pro-rata Basis to Purchase Payments in the Maximum Enhancement Basis calculation based on the Contract Value prior to the withdrawal.

                             CONTRACT
                              VALUE   PURCHASE             CONTRACT   REMAINING   MAXIMUM     ESTATE
                              BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   PAYMENTS     BASIS      BENEFIT
--------------------     --- -------- -------- ---------- ----------- --------- ----------- -----------
Beginning of Year 1..... 69        -- $100,000       --    $100,000   $100,000   $200,000         --
Activity 6 months later. 69  $105,000 $ 20,000       --    $125,000   $120,000   $240,000     $2,000
Beginning of Year 2..... 70  $130,000       --       --    $130,000   $120,000   $240,000     $4,000
Activity 6 months later. 70  $133,000       --   $5,000    $128,000   $120,000   $230,977     $3,200

After the withdrawal:

Purchase Payments adjusted for withdrawals are adjusted on a Pro-rata Basis = Purchase Payments adjusted for withdrawals prior to the withdrawal - [Purchase Payments adjusted for withdrawals prior to withdrawal x amount of withdrawal / Contract Value prior to the withdrawal] = $120,000 - [$120,000 x $5,000 / $133,000] = $115,489.

Maximum Enhancement Basis = Purchase Payments adjusted for withdrawals * 200% = $115,489 * 200% = $230,977.

Remaining Purchase Payments: the withdrawal will be allocated to contract gain up to the free withdrawal amount, and then to Purchase Payments on a first in, first out, basis. Therefore, remaining Purchase Payments = $120,000.

Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($128,000 - $120,000) = $3,200.

EXAMPLE #4 -- DECREASES IN CONTRACT VALUES.

Decreases in Contract Value can cause a drop in benefit amount; however, this amount will never be less than $0.

                             CONTRACT
                              VALUE   PURCHASE             CONTRACT   REMAINING   MAXIMUM     ESTATE
                              BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER PURCHASE  ENHANCEMENT ENHANCEMENT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY   PAYMENTS     BASIS      BENEFIT
--------------------     --- -------- -------- ---------- ----------- --------- ----------- -----------
Beginning of Year 1..... 69        -- $100,000       --    $100,000   $100,000   $200,000         --
Activity 6 months later. 69  $105,000 $ 20,000       --    $125,000   $120,000   $240,000     $2,000
Beginning of Year 2..... 70  $130,000       --       --    $130,000   $120,000   $240,000     $4,000
Activity 6 months later. 70  $133,000       --   $5,000    $128,000   $120,000   $230,977     $3,200
Beginning of Year 3..... 71  $122,000       --       --    $122,000   $120,000   $230,977     $  800
Beginning of Year 4..... 72  $115,000       --       --    $115,000   $120,000   $230,977         --
Beginning of Year 5..... 73  $118,000       --       --    $118,000   $120,000   $230,977         --
Beginning of Year 6..... 74  $123,000       --       --    $123,000   $120,000   $230,977     $1,200

Values in the beginning of year 4:

Maximum Enhancement Basis = Purchase Payments adjusted for withdrawals * 200% = $115,489 * 200% = $230,977.

Estate Enhancement Benefit = Estate Enhancement Benefit Percentage * (Contract Value less remaining Purchase Payments) = 0.40 * ($115,000 - $120,000) = -$2,000.

Benefit may not be less than zero so no benefit is due.

    APPENDIX G -- EXAMPLES OF THE GUARANTEED MINIMUM INCOME BENEFIT OPTION


Below are several examples that are designed to help show how the Guaranteed Minimum Income Benefit option functions. A complete description of this optional contract feature can be found in the prospectus section "Optional Living Benefit Riders -- Guaranteed Minimum Income Benefit Option." The following examples use hypothetical contract activity and are not representative of projected future returns or how your contract will actually perform.


EXAMPLE #1 -- SINGLE PURCHASE PAYMENT OF $50,000, NO WITHDRAWALS, AND CORRESPONDING RIDER VALUES.

The chart below is meant to provide a graphic example of how the Highest Anniversary Value, Roll-up Value and Contract Value vary relative to one another during periods of positive and negative market fluctuations (as reflected by the 'Contract Value' line). The table below provides a numeric example of these features. The values reflected in the table correspond to the values reflected in the chart. The columns to the right entitled 'GMIB Fixed Annuity Payment' and 'Fixed Annuity Payment Guaranteed under the Base Contract' demonstrate Annuity Payment amounts using the default Annuity Payment option of life with a period certain of 60 months.

                                    [CHART]



                                                                                                           FIXED
                                                                                                          ANNUITY
                                                                                                          PAYMENT
                          CONTRACT                                                                GMIB   GUARANTEED
                           VALUE   PURCHASE             CONTRACT     HIGHEST                      FIXED  UNDER THE
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT  ANNUITY    BASE
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE    PAYMENT  CONTRACT
--------------------  --- -------- -------- ---------- ----------- ----------- -------- -------- ------- ----------
Beginning of Year 1.. 67       --  $50,000      --       $50,000     $50,000   $ 50,000 $ 50,000     --        --
Beginning of Year 2.. 68  $53,000       --      --       $53,000     $53,000   $ 52,500 $ 53,000     --        --
Beginning of Year 3.. 69  $60,000       --      --       $60,000     $60,000   $ 55,125 $ 60,000     --        --
Beginning of Year 4.. 70  $64,000       --      --       $64,000     $64,000   $ 57,881 $ 64,000     --        --
Beginning of Year 5.. 71  $54,000       --      --       $54,000     $64,000   $ 60,775 $ 64,000     --        --
Beginning of Year 6.. 72  $60,000       --      --       $60,000     $64,000   $ 63,814 $ 64,000     --        --
Beginning of Year 7.. 73  $78,000       --      --       $78,000     $78,000   $ 78,000 $ 78,000     --        --
Beginning of Year 8.. 74  $80,000       --      --       $80,000     $80,000   $ 81,900 $ 81,900     --        --
Beginning of Year 9.. 75  $62,500       --      --       $62,500     $80,000   $ 85,995 $ 85,995     --        --
Beginning of Year 10. 76  $70,500       --      --       $70,500     $80,000   $ 90,295 $ 90,295     --        --
Beginning of Year 11. 77  $80,000       --      --       $80,000     $80,000   $ 94,809 $ 94,809 $5,859    $6,650
Beginning of Year 12. 78  $85,000       --      --       $85,000     $85,000   $ 99,550 $ 99,550 $6,371    $7,364
Beginning of Year 13. 79  $80,000       --      --       $80,000     $85,000   $104,527 $104,527 $6,931    $7,215

                                                                                                           FIXED
                                                                                                          ANNUITY
                                                                                                          PAYMENT
                          CONTRACT                                                                GMIB   GUARANTEED
                           VALUE   PURCHASE             CONTRACT     HIGHEST                      FIXED  UNDER THE
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT  ANNUITY    BASE
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE    PAYMENT  CONTRACT
--------------------  --- -------- -------- ---------- ----------- ----------- -------- -------- ------- ----------
Beginning of Year 14. 80  $70,000     --        --       $70,000     $85,000   $109,754 $109,754 $7,547    $6,575
Beginning of Year 15. 81  $68,000     --        --       $68,000     $85,000   $109,754 $109,754 $7,831    $6,652
Beginning of Year 16. 82  $73,000     --        --       $73,000     $85,000   $109,754 $109,754 $8,132    $7,439

In the example above, the beginning of year 2 illustrates the impact on benefit values when the Contract Value increases. The Contract Value has increased to $53,000 and the Highest Anniversary Value is reset to the current Contract Value. The Roll-up Value is calculated as the prior Roll-up Value, accumulated at 5% ($50,000 * 1.05 = $52,500). The benefit base is the greater of the Highest Anniversary Value or the Roll-up Value, resulting in a benefit base at this point of $53,000.

In the example above, the beginning of year 5 illustrates the impact on benefit values when the Contract Value decreases. The Contract Value has decreased to $54,000 and since that is less than the prior year, the Highest Anniversary Value remains at $64,000 and is not reset. The prior Roll-up Value is accumulated at 5% ($60,775 * 1.05 = $63,814). The benefit base is the greater of the Highest Anniversary Value or the Roll-up Value, resulting in a benefit base of $64,000. In this example, there is no increase or decrease to the benefit base when compared to the prior Contract Anniversary.

Beginning with the 10th Contract Anniversary (beginning of year 11), monthly annualized income is illustrated assuming the contract is annuitized under a life with 60 months certain option for a male Annuitant. The GMIB Fixed Annuity Payment column reflects the amount of income provided by the GMIB benefit base if the GMIB is exercised. The Fixed Annuity Payment Guaranteed under the base contract reflects the amount of Fixed Annuity Payment provided by the Contract Value under the minimum contract guarantees.

EXAMPLE #2 -- INITIAL VALUES ON THE EFFECTIVE DATE BASED ON AN INITIAL PURCHASE PAYMENT OF $100,000.

Examples 2-5 are progressive, starting with an initial Purchase Payment of $100,000 and illustrating the impact of additional contract activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. At any point in time the benefit base is equal to the greater of the Highest Anniversary Value or the Roll-up Value.

                          CONTRACT
                           VALUE   PURCHASE             CONTRACT     HIGHEST
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE
--------------------  --- -------- -------- ---------- ----------- ----------- -------- --------
Beginning of Year 1.. 60     --    $100,000     --      $100,000    $100,000   $100,000 $100,000

EXAMPLE #3 -- SUBSEQUENT PURCHASE PAYMENT RECEIVED DURING FIRST CONTRACT YEAR AND BEFORE ANY WITHDRAWALS HAVE BEEN TAKEN.

As shown below, additional Purchase Payments are added to the Highest Anniversary Value. The prior Roll-up Value is accumulated at 5% ($100,000 *
1.05 (6 / 12) = $102,470) and then increased by the new Purchase Payment ($102,470 + $10,000 = $112,470). The Roll-up Value exceeds the Highest Anniversary Value and therefore the benefit base is $112,470.

                          CONTRACT
                           VALUE   PURCHASE             CONTRACT     HIGHEST
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE
--------------------  --- -------- -------- ---------- ----------- ----------- -------- --------
Beginning of Year 1.. 60        -- $100,000     --      $100,000    $100,000   $100,000 $100,000
Activity 6 months
  later.............. 60  $102,000 $ 10,000     --      $112,000    $110,000   $112,470 $112,470

EXAMPLE #4 -- WITHDRAWALS DURING THE SECOND CONTRACT YEAR NOT EXCEEDING 5% OF THE ROLL-UP VALUE.

At the beginning of year 2 the Contract Value of $115,000 is greater than the previous Highest Anniversary Value, $110,000, and thus the Highest Anniversary Value is reset to $115,000. Also, the Roll-up Value is accumulated at 5% for the latter 6 months in year 1 ($112,470 * 1.05 ^ (6 / 12) = $115,247).

The withdrawal of $5,000 during the second Contract Year is less than 5% of the Roll-up Value as of the prior Contract Anniversary (5% * $115,247 = $5,762) and thus the withdrawal adjustment for the Roll-up Value is applied on a dollar-for-dollar basis. The Roll-up Value is first increased at 5% for 6 months of interest and then the withdrawal is subtracted ($115,247 * 1.05 ^ (6 / 12) - $5,000 = $113,093).

Withdrawals are always applied to the Highest Anniversary Value on a Pro-rata Basis. A pro rata adjustment reduces the value by the same proportion as the withdrawal bears to the Contract Value immediately before the withdrawal. The Contract Value prior to the withdrawal is $117,000 and the $5,000 withdrawal during the second Contract Year is applied on a Pro-rata Basis to adjust the Highest Anniversary Value to $110,085 ($115,000 - $115,000 * ($5,000 /
$117,000) = $110,085).

                          CONTRACT
                           VALUE   PURCHASE             CONTRACT     HIGHEST
                           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT
CONTRACT ANNIVERSARY  AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE
--------------------  --- -------- -------- ---------- ----------- ----------- -------- --------
Beginning of Year 1.. 60        -- $100,000       --    $100,000    $100,000   $100,000 $100,000
Activity 6 months
  later.............. 60  $102,000 $ 10,000       --    $112,000    $110,000   $112,470 $112,470
Beginning of Year 2.. 61  $115,000       --       --    $115,000    $115,000   $115,247 $115,247
Activity 6 months
  later.............. 61  $117,000       --   $5,000    $112,000    $110,085   $113,093 $113,093

EXAMPLE #5 -- WITHDRAWALS DURING THE THIRD CONTRACT YEAR EXCEEDING 5% OF THE ROLL-UP VALUE.

At the beginning of year 3, the Contract Value of $118,000 is greater than the previous Highest Anniversary Value of $110,085, and the Highest Anniversary Value is reset. The Roll-up Value accumulates at 5% for the latter 6 months in year 2 ($113,093 * 1.05 ^ (6 / 12) = $115,886).

The withdrawal of $8,000 during the third Contract Year is greater than 5% of the Roll-up Value as of the prior Contract Anniversary ( 5% * $115,886 = $5,794) and thus the withdrawal adjustment for the Roll-up Value is applied on a Pro-rata Basis. The Contract Value immediately prior to the withdrawal is $102,000 and the Roll-up Value is first accumulated at 5% for 6 months ($115,886 * 1.05 ^ (6 / 12) = $118,748) and then the withdrawal is applied
($118,748 - $118,748 * $8,000 / $102,000 = $109,434).

Withdrawals are always applied to the Highest Anniversary Value on a Pro-rata Basis. The $8,000 withdrawal is taken by applying a pro rata adjustment to the Highest Anniversary Value ($118,000 - $118,000 * $8,000 / $102,000 = $108,745).

                             CONTRACT
                              VALUE   PURCHASE             CONTRACT     HIGHEST
                              BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT
CONTRACT ANNIVERSARY     AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE
--------------------     --- -------- -------- ---------- ----------- ----------- -------- --------
Beginning of Year 1..... 60        -- $100,000       --    $100,000    $100,000   $100,000 $100,000
Activity 6 months later. 60  $102,000 $ 10,000       --    $112,000    $110,000   $112,470 $112,470
Beginning of Year 2..... 61  $115,000       --       --    $115,000    $115,000   $115,247 $115,247
Activity 6 months later. 61  $117,000       --   $5,000    $112,000    $110,085   $113,093 $113,093
Beginning of Year 3..... 62  $118,000       --       --    $118,000    $118,000   $115,886 $118,000
Activity 6 months later. 62  $102,000       --   $8,000    $ 94,000    $108,745   $109,434 $109,434

EXAMPLE #6 -- A RESET IN THE GMIB IS ELECTED AT THE BEGINNING OF CONTRACT YEAR
4.

The Owner may elect to reset the Roll-up Value to the Contract Value beginning with the 3rd anniversary after rider election. A written request within 30 days prior to the Contract Anniversary will be required. If the reset is not elected on the first available anniversary, it will be available on future anniversaries. Once elected, the reset may not be elected for another 3 year period. A reset will only occur if the Contract Value is greater than the Roll-up Value on the date of reset. The reset is not available after age 80. The optional reset was elected in the example on the highlighted Contract Anniversary. Upon reset, the Roll-up Value is set to the current Contract Value and future Roll-up Values will be based on the new amount. The charge may increase upon reset and there is a new 10 year period before GMIB may be annuitized. In this example, the Owner could not annuitize until their 13th Contract Anniversary (10 years after the latest reset). Annualized monthly income based on a life with 60 months certain and a male Annuitant is illustrated below for the first benefit date. The GMIB Fixed Annuity Payment column reflects the amount of income provided by the GMIB Benefit Base if the GMIB is exercised. The Fixed Annuity Payment Guaranteed under the base contract reflects the amount of Fixed Annuity Payment provided by the Contract Value under the minimum contract guarantees.

                                                                                                   FIXED
                                                                                                  ANNUITY
                                                                                                  PAYMENT
                  CONTRACT                                                                GMIB   GUARANTEED
                   VALUE   PURCHASE             CONTRACT     HIGHEST                      FIXED  UNDER THE
CONTRACT           BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER ANNIVERSARY ROLL-UP  BENEFIT  ANNUITY    BASE
ANNIVERSARY   AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY      VALUE     VALUE    BASE    PAYMENT  CONTRACT
-----------   --- -------- -------- ---------- ----------- ----------- -------- -------- ------- ----------
Beginning of
  Year 1..... 60        -- $100,000     --      $100,000    $100,000   $100,000 $100,000      --       --
Beginning of
  Year 2..... 61  $105,000       --     --      $105,000    $105,000   $105,000 $105,000      --       --
Beginning of
  Year 3..... 62  $113,000       --     --      $113,000    $113,000   $110,250 $113,000      --       --
Beginning of
  Year 4..... 63  $126,000       --     --      $126,000    $126,000   $126,000 $126,000      --       --
Beginning of
  Year 5..... 64  $128,000       --     --      $128,000    $128,000   $132,300 $132,300      --       --
Beginning of
  Year 6..... 65  $125,000       --     --      $125,000    $128,000   $138,915 $138,915      --       --
Beginning of
  Year 7..... 66  $129,000       --     --      $129,000    $129,000   $145,861 $145,861      --       --
Beginning of
  Year 8..... 67  $134,000       --     --      $134,000    $134,000   $153,154 $153,154      --       --
Beginning of
  Year 9..... 68  $126,000       --     --      $126,000    $134,000   $160,811 $160,811      --       --
Beginning of
  Year 10.... 69  $138,000       --     --      $138,000    $138,000   $168,852 $168,852      --       --
Beginning of
  Year 11.... 70  $141,000       --     --      $141,000    $141,000   $177,295 $177,295      --       --
Beginning of
  Year 12.... 71  $146,000       --     --      $146,000    $146,000   $186,159 $186,159      --       --
Beginning of
  Year 13.... 72  $148,000       --     --      $148,000    $148,000   $195,467 $195,467      --       --
Beginning of
  Year 14.... 73  $149,000       --     --      $149,000    $149,000   $205,241 $205,241 $10,632  $11,122

   APPENDIX H -- EXAMPLES OF THE OVATION LIFETIME INCOME II SINGLE AND JOINT
                                    OPTIONS

Below are several examples that are designed to help show how the Ovation Lifetime Income II (Single and Joint) rider functions. The examples assume the Single option for purposes of the applicable Annual Income Percentage and corresponding GAI. Under the Joint option, the Benefit Base calculations are identical to Single but the applicable Annual Income Percentage and GAI are less and will be based on the age of the youngest Designated Life. A complete description of this optional rider can be found in the section of this Prospectus entitled 'Optional Living Benefit Riders'. Contract Values shown assume certain hypothetical gains or losses in order to better demonstrate how these optional riders can be impacted by Sub-Account gain or loss.

EXAMPLE #1 -- INITIAL VALUES.

Examples 1 -- 5 are progressive, starting with a Purchase Payment of $100,000 and illustrating the impact of additional activity on the benefit values. Each subsequent example builds on the activity illustrated in the prior example. This example assumes the rider was elected when the contract was issued. The initial values are based on an initial Purchase Payment of $100,000 and the age of the oldest Owner for Ovation II -- Single.

                         CONTRACT                                          GUARANTEED
                          VALUE   PURCHASE             CONTRACT              ANNUAL
                          BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR        AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------        --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1. 64     --    $100,000     --      $100,000   $100,000   $4,500

Initial benefit base = initial Purchase Payment = 100,000.

Initial GAI = initial benefit base X annual income percentage = 100,000 X 4.5% = 4,500.

EXAMPLE #2 -- SUBSEQUENT PURCHASE PAYMENT.

If additional Purchase Payments are received, the benefit base will increase by the amount of the Purchase Payment. For each subsequent Purchase Payment, the GAI will be increased by an amount equal to the amount of the Purchase Payment multiplied by the annual income percentage based on the applicable age as of the date of the Purchase Payment.

                                 CONTRACT                                          GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1......... 64       --  $100,000     --      $100,000   $100,000   $4,500
Activity (Purchase Payment). 65  $99,000  $ 20,000     --      $119,000   $120,000   $5,500

After the additional Purchase Payment:

Benefit base = benefit base prior to the Purchase Payment + Purchase Payment amount = 100,000 + 20,000 = 120,000.

GAI = existing GAI + (Purchase Payment amount X annual income percentage) = 4,500 + (20,000 X 5%) = 5,500.

EXAMPLE #3 -- BENEFIT BASE RESET.

On each Contract Anniversary (reset date), the benefit base will be increased to the Contract Value if the Contract Value is greater than the benefit base. The GAI will be reset to the annual income percentage based on the applicable age as of the reset date multiplied by the benefit base, but will never be lower than the GAI immediately prior to the reset date.

                                 CONTRACT                                          GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1......... 64        -- $100,000     --      $100,000   $100,000   $4,500
Activity (Purchase Payment). 65  $ 99,000 $ 20,000     --      $119,000   $120,000   $5,500
Benefit Base Reset.......... 65  $122,000       --     --      $122,000   $122,000   $6,100

After the reset:

Benefit base = greater of Contract Value or benefit base prior to the reset = maximum of (122,000, 120,000) = 122,000.

GAI = greater of benefit base X annual income percentage or GAI prior to the reset = maximum of (122,000 X 5% or 5,500) = 6,100.

EXAMPLE #4 -- BENEFIT BASE ENHANCEMENT.

On each Contract Anniversary, for the first 10 years following the rider effective date, after each Contract Year in which there have been no withdrawals, the benefit base from the prior Contract Anniversary, plus any Purchase Payments made during the Contract Year, will be increased by 6%. If the resulting amount is greater than the current benefit base, it will become the new benefit base. The GAI will be the annual income percentage based on the applicable age as of the Contract Anniversary (i.e., 4.5% at age 64 and 5% at age 65) multiplied by the new benefit base. This example demonstrates the benefit base enhancement at the first Contract Anniversary.

                                 CONTRACT                                          GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1......... 64        -- $100,000     --      $100,000   $100,000   $4,500
Activity (Purchase Payment). 65  $ 99,000 $ 20,000     --      $119,000   $120,000   $5,500
Benefit Base Reset.......... 65  $122,000       --     --      $122,000   $122,000   $6,100
Benefit Base Enhancement.... 65  $122,000       --     --      $122,000   $127,200   $6,360

After the enhancement:

Benefit base = the greater of the current benefit base or the benefit base at the prior Contract Anniversary plus Purchase Payments received, multiplied by 106%. The current benefit base is 122,000. The benefit base at the prior Contract Anniversary plus Purchase Payments multiplied by 106% equals 127,200. Thus, the benefit base becomes 127,200.

GAI = benefit base X annual income percentage = 127,200 X 5% = 6,360.

EXAMPLE #5 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING THE SECOND CONTRACT YEAR NOT EXCEEDING THE GAI, FOLLOWED BY SUBSEQUENT YEARS OF NO WITHDRAWALS.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustment to the GAI. The benefit base will be reduced on a dollar-for-dollar basis. Withdrawals may be taken in a lump sum, in multiple withdrawals, or on a systematic withdrawal basis. Any portion of the GAI not withdrawn during a Contract Year will not be carried over to the next Contract Year.

                                      CONTRACT                                          GUARANTEED
                                       VALUE   PURCHASE             CONTRACT              ANNUAL
                                       BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                     AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                     --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1.............. 64        -- $100,000       --    $100,000   $100,000   $4,500
Activity (Purchase Payment)...... 65  $ 99,000 $ 20,000       --    $119,000   $120,000   $5,500
Benefit Base Reset............... 65  $122,000       --       --    $122,000   $122,000   $6,100
Benefit Base Enhancement......... 65  $122,000       --       --    $122,000   $127,200   $6,360
Beginning of Year 2.............. 65  $122,000       --       --    $122,000   $127,200   $6,360
Activity (withdrawal)............ 66  $120,000       --   $6,360    $113,640   $120,840   $6,360
Beginning of Year 3.............. 66  $118,500       --       --    $118,500   $120,840   $6,360
Beginning of Year 4 Benefit Base
  Enhancement.................... 67  $119,600       --       --    $119,600   $128,090   $6,404

After the withdrawal:

Benefit base = benefit base prior to the withdrawal - withdrawal amount = 127,200 - 6,360 = 120,840.

The GAI remains unchanged.

At the beginning of year 3, the Contract Value is less than the current benefit base so no benefit base reset occurs. Since there were withdrawals during year 2, the benefit base is not eligible for the benefit base enhancement and the benefit base and GAI remain unchanged.

At the beginning of year 4, the Contract Value is still less than the current benefit base so no benefit base reset occurs. However, because there were no withdrawals in the prior year, the benefit base is increased as a result of the benefit base enhancement feature.

Benefit base = benefit base on the prior Contract Anniversary plus Purchase Payments received, multiplied by 106%. No additional Purchase Payments were received so the new benefit base is $120,840 X 106% = $128,090.

GAI = benefit base X annual income percentage = 128,090 X 5% = 6,404.

EXAMPLE #6 -- AFTER THE BENEFIT DATE, CUMULATIVE WITHDRAWALS DURING THE SECOND CONTRACT YEAR EXCEEDING THE GAI.

On or after the benefit date, the client may make cumulative withdrawals up to the GAI each Contract Year without any adjustment to the GAI. Amounts withdrawn in excess of the GAI will result in a pro-rata adjustment to both the benefit base and GAI. The adjustment will be based on the Contract Value prior to the amount of the withdrawal that exceeds the GAI for the Contract Year.

                                 CONTRACT                                          GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1......... 64        -- $100,000       --    $100,000   $100,000   $4,500
Activity (Purchase Payment). 65  $ 99,000 $ 20,000       --    $119,000   $120,000   $5,500
Benefit Base Reset.......... 65  $122,000       --       --    $122,000   $122,000   $6,100
Benefit Base Enhancement.... 65  $122,000       --       --    $122,000   $127,200   $6,360
Beginning of Year 2......... 65  $122,000       --       --    $122,000   $127,200   $6,360
Activity (withdrawal)....... 66  $120,000       --  $ 6,360    $113,640   $120,840   $6,360
Activity (withdrawal)....... 66  $113,640       --  $53,640    $ 60,000   $ 63,801   $3,358

After the second withdrawal:

Benefit base = benefit base prior to the withdrawal - [benefit base prior to withdrawal X amount of excess withdrawal / Contract Value prior to the withdrawal] = 120,840 - [120,840 X 53,640 / 113,640] = 63,801. Thus, the
benefit base becomes 63,801.

GAI = GAI prior to the withdrawal - [GAI prior to the withdrawal X amount of excess withdrawal / Contract Value prior to the withdrawal] = 6,360 - [6,360 X 53,640 / 113,640] = 3,358. Thus, the GAI becomes 3,358.

NOTE -- IF THERE WAS ONE WITHDRAWAL OF 60,000 RATHER THAN TWO WITHDRAWALS, THE CALCULATIONS ARE:

Benefit base = benefit base prior to the excess withdrawal - [benefit base prior to the excess withdrawal X amount of excess withdrawal / Contract Value prior to the excess withdrawal] = (127,200 - 6,360) - [(127,200 - 6,360) X
(60,000 - 6,360) / (120,000 - 6,360)] = 63,801. Thus, the benefit base becomes
63,801.

GAI = GAI prior to the withdrawal - [GAI prior to the withdrawal X amount of excess withdrawal / Contract Value prior to the excess withdrawal] = 6,360 - [6,360 X (60,000 - 6,360) / (120,000 - 6,360)] = 3,358. Thus, the GAI becomes
3,358.

EXAMPLE #7 -- YOUNGER OWNER(S) WITH WITHDRAWAL PRIOR TO THE BENEFIT DATE.

Prior to the benefit date, a withdrawal of any amount will result in a pro-rata adjustment based on Contract Value to the benefit base. The GAI will be equal to the reduced benefit base multiplied by the annual income percentage based on the applicable age as of the date of the withdrawal.

                                 CONTRACT                                          GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1......... 44        -- $100,000       --    $100,000   $100,000   $4,500
Activity (Purchase Payment). 45  $ 99,000 $ 20,000       --    $119,000   $120,000   $5,400
Benefit Base Reset.......... 45  $122,000       --       --    $122,000   $122,000   $5,490
Benefit Base Enhancement.... 45  $122,000       --       --    $122,000   $127,200   $5,724
Beginning of Year 2......... 45  $122,000       --       --    $122,000   $127,200   $5,724
Activity (withdrawal)....... 46  $120,000       --   $5,724    $114,276   $121,133   $5,451

After the withdrawal:

Benefit base = benefit base prior to the withdrawal - [benefit base prior to withdrawal X amount of withdrawal / Contract Value prior to the withdrawal] = 127,200 - [127,200 X 5,724 / 120,000] = 121,133. Thus, the benefit base becomes
121,133.

GAI = benefit base after the withdrawal X 4.5% = 121,133 X 4.5% = 5,451. Thus, the GAI becomes 5,451.

EXAMPLE #8 -- 200% BENEFIT BASE GUARANTEE.

On the later of the 10th Contract Anniversary or the Contract Anniversary on or immediately following the 70/th/ birthday of the oldest Owner (or Annuitant if non-natural), if no previous withdrawals have been taken, the benefit base is guaranteed to be at least: 200% of the initial benefit base + 200% of Purchase Payments in the first rider year + 100% of Purchase Payments after the first rider year.

                                 CONTRACT                                          GUARANTEED
                                  VALUE   PURCHASE             CONTRACT              ANNUAL
                                  BEFORE  PAYMENTS WITHDRAWAL VALUE AFTER BENEFIT    INCOME
CONTRACT YEAR                AGE ACTIVITY RECEIVED   AMOUNT    ACTIVITY    BASE      (GAI)
-------------                --- -------- -------- ---------- ----------- -------- ----------
Beginning of Year 1......... 64        -- $100,000     --      $100,000   $100,000  $ 4,500
Purchase Payment............ 65  $ 99,000 $ 20,000     --      $119,000   $120,000  $ 5,500
Benefit Base Reset.......... 65  $122,000       --     --      $122,000   $122,000  $ 6,100
Benefit Base Enhancement.... 65  $122,000       --     --      $122,000   $127,200  $ 6,360
Beginning of Year 2......... 65  $122,000       --     --      $122,000   $127,200  $ 6,360
Beginning of Year 3......... 66  $128,000       --     --      $128,000   $134,832  $ 6,742
Beginning of Year 4......... 67  $113,000       --     --      $113,000   $142,922  $ 7,146
Beginning of Year 5......... 68  $108,000       --     --      $108,000   $151,497  $ 7,575
Beginning of Year 6......... 69  $110,000       --     --      $110,000   $160,587  $ 8,029
Beginning of Year 7......... 70  $126,000       --     --      $126,000   $170,222  $ 8,511
Beginning of Year 8......... 71  $130,000       --     --      $130,000   $180,436  $ 9,022
Activity (Purchase Payment). 71  $132,000 $ 15,000     --      $147,000   $195,436  $ 9,772
Beginning of Year 9......... 72  $141,000       --     --      $141,000   $207,162  $10,358
Beginning of Year 10........ 73  $145,000       --     --      $145,000   $219,591  $10,980
200% Benefit Base Guarantee. 74  $150,000       --     --      $150,000   $255,000  $12,750

After the adjustment for the 200% Benefit Base Guarantee:

Benefit base = the greater of (a) or (b) or (c), where:

   (a) is the [Prior Contract Anniversary benefit base + Purchase Payments received during the Contract Year] x 106%, and

   (b) is the Contract Value, and

   (c) is 200% of the initial benefit base + 200% of Purchase Payments in the first rider year + 100% of Purchase Payments after the first rider year.

= the greater of

   (a) 219,591 X 106% = 232,766

   (b) 150,000

   (c) 200% x [100,000 + 20,000] + 100% x 15,000 = 255,000

Thus, the benefit base becomes 255,000.

GAI = benefit base x annual income percentage = 255,000 x 5% = 12,750. Thus, the GAI becomes 12,750.

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                           VARIABLE ANNUITY ACCOUNT
          CROSS REFERENCE SHEET TO STATEMENT OF ADDITIONAL INFORMATION

                                    FORM N-4

ITEM NUMBER             CAPTION IN STATEMENT OF ADDITIONAL INFORMATION
---------------------   ---------------------------------------------------------------------------
    15.                 Cover Page
    16.                 Cover Page
    17.                 General Information and History
    18.                 Not applicable
    19.                 Not applicable
    20.                 Distribution of Contract
    21.                 Performance
    22.                 Independent Registered Public Accounting Firm
                        Registration Statement
    23.                 Financial Statements

                            VARIABLE ANNUITY ACCOUNT
               ("VARIABLE ANNUITY ACCOUNT"), A SEPARATE ACCOUNT OF

                        MINNESOTA LIFE INSURANCE COMPANY
                               ("MINNESOTA LIFE")
                             400 ROBERT STREET NORTH
                         ST. PAUL, MINNESOTA 55101-2098

                            TELEPHONE: 1-800-362-3141

                       STATEMENT OF ADDITIONAL INFORMATION

THE DATE OF THIS DOCUMENT AND THE PROSPECTUS IS: _______, 2012

This Statement of Additional Information is not a prospectus. Much of the information contained in this Statement of Additional Information expands upon subjects discussed in the Prospectus. Therefore, this Statement should be read in conjunction with the Variable Annuity Account's current Prospectus, bearing the same date, which may be obtained by calling Minnesota Life Insurance Company at 1-800-362-3141; or writing to Minnesota Life at Minnesota Mutual Center, 400 Robert Street North, St. Paul, Minnesota 55101-2098.

        General Information and History
        Distribution of Contract
        Performance Data
        Independent Registered Public Accounting Firm
        Registration Statement
        Financial Statements

                        GENERAL INFORMATION AND HISTORY

The Variable Annuity Account is a separate investment account of the Minnesota Life Insurance Company ("Minnesota Life"), a life insurance company organized under the laws of Minnesota. Minnesota Life was formerly known as The Minnesota Mutual Life Insurance Company ("Minnesota Mutual"), a mutual life insurance company organized in 1880 under the laws of Minnesota. Effective October 1, 1998, Minnesota Mutual reorganized by forming a mutual insurance holding company named "Minnesota Mutual Companies, Inc." Minnesota Mutual continued its corporate existence following conversion to a stock life insurance company named Minnesota Life. Minnesota Life is a subsidiary of Securian Financial Group, Inc. which in turn is a wholly-owned subsidiary of Securian Holding Company, which in turn is a wholly-owned subsidiary of the ultimate parent, Minnesota Mutual Companies, Inc.



                            DISTRIBUTION OF CONTRACT

The contract will be sold in a continuous offering by our life insurance agents who are also registered representatives of our affiliated broker-dealer, Securian Financial Services, Inc. ("Securian Financial") or other affiliated or unaffiliated broker-dealers who have entered into selling agreements with Securian Financial and Minnesota Life. Securian Financial acts as principal underwriter of the contracts.


Securian Financial and Advantus Capital Management, Inc. are wholly-owned subsidiaries of Securian Financial Group, Inc. Advantus Capital Management, Inc., is a registered investment adviser and the investment adviser to the following Securian Funds Trust, Portfolios: Bond, Money Market, Mortgage Securities, Index 500, International Bond, Index 400 Mid-Cap, and Real Estate Securities. Securian Financial is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

Amounts paid by Minnesota Life to the underwriter for 2011, 2010 and 2009 were $21,364,894, $22,822,806 and $22,067,205 respectively, for payment to associated dealers on the sale of the contracts, which includes other contracts issued through the Variable Annuity Account. Securian Financial also receives amounts from some of the Portfolios for services provided under a 12b-1 plan of distribution.


Agents of Minnesota Life who are also registered representatives of Securian Financial are compensated directly by Minnesota Life. Agents or registered representatives of other broker-dealers are paid by their broker-dealer. Minnesota Life makes payment to the broker-dealers and does not determine your registered representative's compensation. You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations providing in connection with the sale of your contract.

The categories of payments Minnesota Life provides are described in the prospectus. These categories are not mutually exclusive and Minnesota Life may choose to make additional types of payments in the future. Firms may receive payments under more than one, or all categories. Not all firms receive additional compensation and the amount of compensation varies. Minnesota Life determines which firms to provide support and the extent of any payments. It generally chooses to compensate firms that have an ability to distribute the contracts and that are willing to cooperate with our promotional efforts. We do not attempt to make an independent assessment of the cost of providing any service(s).


The following is a list of names of the registered broker-dealers, which are members of FINRA, that with respect to annuity business related to this contract, during the last calendar year , we are aware received additional payments of more than $5,000 with respect to annuity business during the last calendar year. While we endeavor to update this list annually, please note that interim changes or new arrangements may not be reflected in this information. We assume no duty to notify contractowners whether his or her registered representative should be included.


Cambridge Investment Research
1776 Pleasant Plain Road
Fairfield, Iowa 52556

Capital Financial Group
11140 Rockville Pike, 4th Floor
Rockville, MD 20852

Capital Investment Group, INC.
17 Glenwood Avenue
Raleigh, NC 27603

Symetra Investment Services, Inc.
777 108th Ave NE, Suite 1200
Bellevue, WA 98004

Valmark Securities, Inc.
130 Springside Drive, Suite 300
Akron, OH 44333


                                   PERFORMANCE

From time to time our advertising and other promotional material may quote the performance (yield and total return) of a sub-account. In addition, our reports or other communications to current or prospective contract owners may also quote the yield on total return of the sub-account. Quoted results are based on past performance and reflect the performance of all assets held in that sub-account for the stated time period. QUOTED RESULTS ARE NEITHER AN ESTIMATE NOR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY ANY PARTICULAR CONTRACT OWNER.

Total Returns

A sub-account may advertise its "average annual total return" over various periods of time. "Total return" represents the percentage change in value of an investment in the sub-account from the beginning of a measuring period to the end of that measuring period. "Annualized" total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. "Average annual" total return is computed in accordance with a standard method prescribed by the SEC.

Average Annual Total Return

To calculate a sub-account's average annual total return for a specific measuring period, we take a hypothetical $1,000 investment in that sub-account, at its then applicable sub-account unit value (the "initial payment") and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that sub-account ("full withdrawal value"). The full withdrawal value reflects the effect of all recurring fees and charges applicable to a contract owner under the contract, including the mortality and expense risk fee, the administrative fee and the deduction of the applicable deferred sales charge, but does not reflect any charges for applicable premium taxes and/or any other taxes, any non-recurring fees or charges or any increase in the mortality and expense risk fee for an optional death benefit rider or any charge for other optional benefits. The annual maintenance fee is also taken into account if the contract has such fee. Because this fee may vary with the size of the account, we calculate the fee by taking the total amount of annual maintenance fee collected for the prior year and dividing it by the average contract value for the prior year and apply it in that fashion in accordance with SEC guidance. The redeemable value is then divided by the initial payment and this quotient is raised to the 365/N power (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

                                   (1/N)
                             T = (ERV/P)  -1

Where T    =  average annual total return
      ERV  =  ending redeemable value
      P    =  hypothetical initial payment of $1,000
      N    =  number of years

Average annual total return figures will generally be given for recent one, five, and ten year periods (if applicable), and may be given for other periods as well (such as from commencement of the sub-account's operations, or on a year by year basis).

When considering "average" total return figures for periods longer than one year, it is important to note that the relevant sub-account's annual total return for any one year in the period might have been greater or less than the average for the entire period.

Non-Standardized Returns

We may also calculate non-standardized returns which may or may not reflect any annual maintenance fee, and/or deferred sales charges, charges for premium taxes and/or any other taxes, or any charge for an optional rider or optional death benefit, and any non-recurring fees or charges. For periods prior to the date of this prospectus, calculations may be based on the assumption that the contracts described in this prospectus were issued when the underlying portfolios first became available to the variable annuity account. There may also be other "hypothetical" performance information which will include a more detailed description of the information and its calculation in the specific piece.

Standardized return calculations will always accompany any non-standardized returns shown.

Yields

Money Market Sub-Account

The "yield" (also called "current yield") of the Money Market Sub-Account is computed in accordance with a standard method prescribed by the SEC. The net change in the sub-account's unit value during a seven day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is "annualized" by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365 day period and is shown as a percentage of the investment. The "effective yield" of the Money Market Sub-Account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (365/7)] -1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market Portfolio are not included in the yield calculation. Current yield and effective yield do not reflect any deduction of charges for any applicable premium taxes and/or any other taxes, or any charge for an optional death benefit rider, or any charge for an optional rider, but do reflect a deduction for the annual maintenance fee, the mortality and expense fee and the administrative fee.

Other Sub-accounts

"Yield" of the other sub-accounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per sub-account unit earned during a specified one month of 30 day period is divided by the sub-account unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30 day period for a year), according to the following formula, which assumes semi-annual compounding:

                         a-b   6
              YIELD = 2[(--- + 1) -1]
                         CD

Where a =  net investment income earned during the period by the portfolio attributable to the sub-account.
      b = expenses accrued for the period (net of reimbursements) c = the average daily number of sub-account units outstanding during the period that were entitled to receive dividends.
      d = the unit value of the sub-account units on the last day of the period.

The yield of each sub-account reflects the deduction of all recurring fees and charges applicable to the sub-account, such as the mortality and expense fee, the administrative fee, the annual maintenance fee but does not reflect any charge for applicable premium taxes and/or any other taxes, any charge for an optional death benefit rider, any charge for any other optional rider, or any non-recurring fees or charges.

The sub-accounts' yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the sub-account's performance in the future. Yield should also be considered relative to changes in sub-account unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a sub-account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The consolidated financial statements and supplementary schedules of Minnesota Life and subsidiaries' "(the Company)" and the financial statements of the Variable Annuity Account included herein have been audited by our independent registered public accounting firm, KPMG LLP, 4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, Minnesota 55402, whose reports thereon appear elsewhere herein, and have been so included in reliance upon the reports of KPMG LLP and upon the authority of said firm as experts in accounting and auditing.




                             REGISTRATION STATEMENT

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, with respect to the contract offered hereby. This Prospectus does not contain all the information set forth in the registration statement and amendments thereto and the exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the variable annuity account, Minnesota Life, and the contract. Statements contained in this Prospectus as to the contents of contracts and other legal instruments are summaries, and reference is made to such instruments as filed.

                            VARIABLE ANNUITY ACCOUNT

                              Financial Statements

                                December 31, 2011

     (With Report of Independent Registered Public Accounting Firm thereon)

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Minnesota Life Insurance Company and
Contract Owners of Variable Annuity Account:

We have audited the accompanying statements of assets and liabilities of the sub-accounts of Variable Annuity Account (the Variable Account) as of December 31, 2011, and the related statements of operations for the year or period then ended, the statements of changes in net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended. These financial statements and financial highlights are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Investments owned at December 31, 2011 were confirmed to us by the respective sub-account mutual fund or their transfer agents, or for Advantus Series Fund, Inc., verified by examination of the underlying portfolios. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the assets and liabilities of the sub-accounts of Variable Annuity Account at December 31, 2011, the results of its operations for the year or period then ended, the changes in its net assets for each of the years or periods in the two-year period then ended, and the financial highlights for each of the years or periods in the five-year period then ended, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Minneapolis, Minnesota
March 30, 2012

                            VARIABLE ANNUITY ACCOUNT
                      Statements of Assets and Liabilities
                                December 31, 2011

                                                                           SEGREGATED SUB-ACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                                                                                           ADVANTUS
                                                                       ADVANTUS     ADVANTUS     ADVANTUS      ADVANTUS      REAL
                                              ADVANTUS     ADVANTUS     INDEX       MORTGAGE   INTERNATIONAL   INDEX 400    ESTATE
                                                BOND         MONEY       500       SECURITIES      BOND         MID-CAP   SECURITIES
                                              CLASS 2       MARKET     CLASS 2      CLASS 2       CLASS 2       CLASS 2     CLASS 2
                                            ------------  ----------  -----------  ----------  -------------  ----------  ----------
                  ASSETS
Investments in shares of Advantus Series
   Fund, Inc.:
   Bond Portfolio, 99,492,881 shares at
      net asset value of $1.87 per share
      (cost $150,996,233)                   $185,652,223          --           --          --             --          --          --
   Money Market Portfolio, 53,260,227
      shares at net asset value of $1.00
      per share (cost $53,240,263)                    --  53,238,976           --          --             --          --          --
   Index 500 Portfolio, 27,428,785 shares
      at net asset value of $4.43 per
      share (cost $96,008,496)                        --          --  121,561,497          --             --          --          --
   Mortgage Securities Portfolio,
      36,349,024 shares at net asset value
      of $1.68 per share
      (cost $51,795,990)                              --          --           --  61,244,289             --          --          --
   International Bond Portfolio,
      36,924,747 shares at net asset value
      of $2.10 per share
      (cost $57,473,086)                              --          --           --          --     77,526,053          --          --
   Index 400 Mid-Cap Portfolio, 29,733,836
      shares at net asset value of $2.11
      per share (cost $52,128,439)                    --          --           --          --             --  62,697,064          --
   Real Estate Securities Portfolio,
      20,268,698 shares at net asset value
      of $2.60 per share
      (cost $43,352,714)                              --          --           --          --             --          --  52,758,652
                                            ------------  ----------  -----------  ----------     ----------  ----------  ----------
                                             185,652,223  53,238,976  121,561,497  61,244,289     77,526,053  62,697,064  52,758,652
Receivable from Minnesota Life for
   Contract purchase payments                         --          --       44,345          --         18,708      35,047          --
Receivable for investments sold                   44,545      87,232           --      14,182             --          --      12,987
                                            ------------  ----------  -----------  ----------     ----------  ----------  ----------
         Total assets                        185,696,768  53,326,208  121,605,842  61,258,471     77,544,761  62,732,111  52,771,639
                                            ------------  ----------  -----------  ----------     ----------  ----------  ----------
                LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                  45,485      87,496           --      14,382             --          --      13,264
Payable for investments purchased                     --          --       44,456          --         19,010      35,369          --
                                            ------------  ----------  -----------  ----------     ----------  ----------  ----------
         Total liabilities                        45,485      87,496       44,456      14,382         19,010      35,369      13,264
                                            ------------  ----------  -----------  ----------     ----------  ----------  ----------
         Net assets applicable to Contract
            owners                          $185,651,283  53,238,712  121,561,386  61,244,089     77,525,751  62,696,742  52,758,375
                                            ============  ==========  ===========  ==========     ==========  ==========  ==========
        CONTRACT OWNERS' EQUITY
Contracts in accumulation period             184,661,389  52,890,073   75,942,402  60,298,211     77,256,663  62,414,483  52,343,755
Contracts in annuity payment period
   (note 2)                                      989,894     348,639   45,618,984     945,878        269,088     282,259     414,620
                                            ------------  ----------  -----------  ----------     ----------  ----------  ----------
         Total Contract Owners' Equity
            (notes 6 and 7)                 $185,651,283  53,238,712  121,561,386  61,244,089     77,525,751  62,696,742  52,758,375
                                            ============  ==========  ===========  ==========     ==========  ==========  ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                                                                               AMERICAN
                                                           INVESCO                   ALLIANCE      AMERICAN    CENTURY
                                            INVESCO V.I.     V.I.    INVESCO V.I.    BERNSTEIN      CENTURY       VP       AMERICAN
                                              CAPITAL        CORE     SMALL CAP    INTERNATIONAL    INCOME     INFLATION   CENTURY
                                            APPRECIATION    EQUITY      EQUITY         VALUE      AND GROWTH  PROTECTION     ULTRA
                                            ------------  ---------  ------------  -------------  ----------  ----------  ----------
                    ASSETS
Investments in shares of the Invesco
   Variable Insurance Funds:
   Capital Appreciation Fund, 210,567
      shares at net asset value of $21.06
      per share (cost $5,078,590)             $4,434,536         --            --          --             --          --          --
   Core Equity Fund, 38,327 shares at net
      asset value of $26.51 per share
      (cost $976,284)                                 --  1,016,059            --          --             --          --          --
   Small Cap Equity Fund, 649,304 shares
      at net asset value of $16.11 per
      share (cost $7,993,217)                         --         --    10,460,283          --             --          --          --
Investments in shares of the Alliance
   Bernstein Funds:
   Alliance Bernstein International Value,
      61,999 shares at net asset value of
      $11.40 per share (cost $833,238)                --         --            --     706,785             --          --          --
Investments in shares of the American
   Century Variable Portfolios, Inc.:
   Income and Growth, 397,177 shares at
      net asset value of $6.14 per share
      (cost $2,712,137)                               --         --            --          --      2,438,665          --          --
   VP Inflation Protection, 3,043,358
      shares at net asset value of $11.75
      per share (cost $33,649,868)                    --         --            --          --             --  35,759,460          --
   Ultra Fund, 3,308,939 shares at net
      asset value of $9.36 per share
      (cost $30,753,080)                              --         --            --          --             --          --  30,971,668
                                              ----------  ---------    ----------     -------      ---------  ----------  ----------
                                               4,434,536  1,016,059    10,460,283     706,785      2,438,665  35,759,460  30,971,668
Receivable from Minnesota Life for
   Contract purchase payments                         --         --        26,354         488             --      64,401          --
Receivable for investments sold                    6,486         48            --          --            103          --      10,075
                                              ----------  ---------    ----------     -------      ---------  ----------  ----------
         Total assets                          4,441,022  1,016,107    10,486,637     707,273      2,438,768  35,823,861  30,981,743
                                              ----------  ---------    ----------     -------      ---------  ----------  ----------
                LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                   6,507         55            --          --            120          --      10,276
Payable for investments purchased                     --         --        26,426         495             --      64,652          --
                                              ----------  ---------    ----------     -------      ---------  ----------  ----------
         Total liabilities                         6,507         55        26,426         495            120      64,652      10,276
                                              ----------  ---------    ----------     -------      ---------  ----------  ----------
         Net assets applicable to Contract
            owners                            $4,434,515  1,016,052    10,460,211     706,778      2,438,648  35,759,209  30,971,467
                                              ==========  =========    ==========     =======      =========  ==========  ==========
          CONTRACT OWNERS' EQUITY
Contracts in accumulation period               4,434,515  1,016,052    10,460,211     706,778      2,438,648  35,759,209  30,768,693
Contracts in annuity payment period
   (note 2)                                           --         --            --          --             --          --     202,774
                                              ----------  ---------    ----------     -------      ---------  ----------  ----------
         Total Contract Owners' Equity
            (notes 6 and 7)                   $4,434,515  1,016,052    10,460,211     706,778      2,438,648  35,759,209  30,971,467
                                              ==========  =========    ==========     =======      =========  ==========  ==========

See accompanying notes to financial statements.

                                                                             SEGREGATED SUB-ACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                                       AMERICAN   AMERICAN
                                                          AMERICAN     FUNDS IS    FUNDS IS   AMERICAN     AMERICAN       AMERICAN
                                              AMERICAN    FUNDS IS      GLOBAL      GLOBAL    FUNDS IS     FUNDS IS       FUNDS IS
                                              CENTURY    GLOBAL BOND    GROWTH    SMALL CAP    GROWTH   GROWTH-INCOME  INTERNATIONAL
                                               VALUE       CLASS 2     CLASS 2     CLASS 2    CLASS 2      CLASS 2         CLASS 2
                                            -----------  -----------  ----------  ---------  ---------  -------------  -------------
                  ASSETS
Investments in shares of the American
   Century Variable Portfolios, Inc.:
   Value Fund, 6,657,535 shares at net
      asset value of $5.80 per share
      (cost $43,643,631)                    $38,613,701           --          --         --         --           --            --
Investments in shares of American Funds
   Insurance Series Products Trust:
   Global Bond Fund, 67,346 shares at net
      asset value of $11.91 per share
      (cost $825,857)                                --      802,093          --         --         --           --            --
   Global Growth Fund, 21,630 shares at
      net asset value of $19.29 per share
      (cost $431,299)                                --           --     417,252         --         --           --            --
   Global Small Capitilization Fund,
      12,831 shares at net asset value of
      $17.04 per share (cost $237,281)               --           --          --    218,641         --           --            --
   Growth Fund, 20,580 shares at net asset
      value of $51.68 per share
      (cost $1,093,878)                              --           --          --         --  1,063,571           --            --
   Growth-Income Fund, 24,510 shares at
      net asset value of $33.07 per share
      (cost $821,314)                                --           --          --         --         --      810,533            --
   International Fund, 55,449 shares at
      net asset value of $15.16 per share
      (cost $925,958)                                --           --          --         --         --           --       840,603
                                            -----------      -------     -------    -------  ---------      -------       -------
                                             38,613,701      802,093     417,252    218,641  1,063,571      810,533       840,603
Receivable from Minnesota Life for
   Contract purchase payments                    27,453           --          --      5,296      6,616        4,075         4,670
Receivable for investments sold                      --          110          58         --         --           --            --
                                            -----------      -------     -------    -------  ---------      -------       -------
         Total assets                        38,641,154      802,203     417,310    223,937  1,070,187      814,608       845,273
                                            -----------      -------     -------    -------  ---------      -------       -------
               LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                     --          115          61         --         --           --            --
Payable for investments purchased                27,674           --          --      5,298      6,623        4,079         4,673
                                            -----------      -------     -------    -------  ---------      -------       -------
         Total liabilities                       27,674          115          61      5,298      6,623        4,079         4,673
                                            -----------      -------     -------    -------  ---------      -------       -------
         Net assets applicable to Contract
            owners                          $38,613,480      802,088     417,249    218,639  1,063,564      810,529       840,600
                                            ===========      =======     =======    =======  =========      =======       =======
          CONTRACT OWNERS' EQUITY
Contracts in accumulation period             38,613,480      802,088     417,249    218,639  1,063,564      810,529       840,600
Contracts in annuity payment period
   (note 2)                                          --           --          --         --         --           --            --
                                            -----------      -------     -------    -------  ---------      -------       -------
         Total Contract Owners' Equity
            (notes 6 and 7)                 $38,613,480      802,088     417,249    218,639  1,063,564      810,529       840,600
                                            ===========      =======     =======    =======  =========      =======       =======

See accompanying notes to financial statements.

                                                                            SEGREGATED SUB-ACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                        AMERICAN  CREDIT SUISSE
                                             AMERICAN   FUNDS IS      TRUST
                                             FUNDS IS  U.S. GOVT  INTERNATIONAL   FIDELITY    FIDELITY      FIDELITY
                                            NEW WORLD     SEC        EQUITY         HIGH         VIP          VIP       FIDELITY VIP
                                             CLASS 2    CLASS 2     FLEX III       INCOME    CONTRAFUND  EQUITY-INCOME     MID-CAP
                                            ---------  ---------  -------------  ----------  ----------  -------------  ------------
                  ASSETS
Investments in shares of American Funds
   Insurance Series Products Trust:
   New World Fund, 26,680 shares at net
      asset value of $19.50 per share
      (cost $565,410)                        $520,268         --        --               --          --            --            --
   U.S. Govt./AAA-Rated Securities Fund,
      168,965 shares at net asset value of
      $12.89 per share (cost $2,188,395)           --  2,177,953        --               --          --            --            --
Investments in shares of the Credit Suisse
   Trust:
   International Equity Flex III, shares
      at net asset value of $0.00 per
      share (cost $0)                              --         --        --               --          --            --            --
Investments in shares of the Fidelity
   Variable Insurance Products Fund:
   High Income Portfolio, 3,345,661 shares
      at net asset value of $5.26 per
      share (cost $17,754,708)                     --         --        --       17,598,179          --            --            --
   Contrafund Portfolio, 1,921,715 shares
      at net asset value of $22.64 per
      share (cost $49,905,456)                     --         --        --               --  43,507,628            --            --
   Equity Income Portfolio, 4,399,991
      shares at net asset value of $18.41
      per share (cost $94,719,035)                 --         --        --               --          --    81,003,837            --
   Mid-Cap Portfolio, 1,237,041 shares at
      net asset value of $28.58 per share
      (cost $35,683,691)                           --         --        --               --          --            --    35,354,641
                                             --------  ---------       ---       ----------  ----------    ----------    ----------
                                              520,268  2,177,953        --       17,598,179  43,507,628    81,003,837    35,354,641
Receivable from Minnesota Life for
   Contract purchase payments                   3,324         --        --           25,607          --            --            --
Receivable for investments sold                    --        296        --               --      67,900       116,784         9,800
                                             --------  ---------       ---       ----------  ----------    ----------    ----------
         Total assets                         523,592  2,178,249        --       17,623,786  43,575,528    81,120,621    35,364,441
                                             --------  ---------       ---       ----------  ----------    ----------    ----------
                LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                   --        306        --               --      68,079       117,209         9,934
Payable for investments purchased               3,327         --        --           25,730          --            --            --
                                             --------  ---------       ---       ----------  ----------    ----------    ----------
         Total liabilities                      3,327        306        --           25,730      68,079       117,209         9,934
                                             --------  ---------       ---       ----------  ----------    ----------    ----------
         Net assets applicable to
            Contract owners                  $520,265  2,177,943        --       17,598,056  43,507,449    81,003,412    35,354,507
                                             ========  =========       ===       ==========  ==========    ==========    ==========
          CONTRACT OWNERS' EQUITY
Contracts in accumulation period              520,265  2,177,943        --       17,598,056  43,333,744    80,582,139    35,034,451
Contracts in annuity payment period
   (note 2)                                        --         --        --               --     173,705       421,273       320,056
                                             --------  ---------       ---       ----------  ----------    ----------    ----------
         Total Contract Owners' Equity
            (notes 6 and 7)                  $520,265  2,177,943        --       17,598,056  43,507,449    81,003,412    35,354,507
                                             ========  =========       ===       ==========  ==========    ==========    ==========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                             ---------------------------------------------------------------------------------
                                                                     FRANKLIN    FRANKLIN    TEMPLETON   GOLDMAN
                                              FRANKLIN    FRANKLIN  LARGE CAP     MUTUAL    DEVELOPING   SACHS VIT   IBBOTSON
                                              SMALL CAP    SMALL      GROWTH       SHARES     MARKETS   GOVERNMENT  AGGRESSIVE
                                                VALUE     MID CAP   SECURITIES  SECURITIES  SECURITIES    INCOME      GROWTH
                                             ----------  ---------  ----------  ----------  ----------  ----------  ----------
                  ASSETS
Investments in shares of the Franklin
   Templeton Variable Insurance Products
   Fund:
   Small Cap Value Fund, 558,431 shares at
      net asset value of $15.53 per share
      (cost $6,929,862)                      $8,672,439         --          --          --          --          --          --
   Small Mid Cap Fund, 447,732 shares at
      net asset value of $20.49 per share
      (cost $8,688,990)                              --  9,174,026          --          --          --          --          --
   Large Cap Growth Fund, 184,225 shares
      at net asset value of $14.54 per
      share (cost $2,626,137)                        --         --   2,678,635          --          --          --          --
   Mutual Shares Securities Fund, 618,501
      shares at net asset value of $15.38
      per share (cost $10,639,957)                   --         --          --   9,512,543          --          --          --
   Developing Mkts Securities Fund,
      3,026,157 shares at net asset value
      of $9.42 per share (cost $29,901,502)          --         --          --          --  28,506,403          --          --
Investments in shares of the Goldman Sachs
   VIT Fund:
   Government Income Fund, 959,675 shares
      at net asset value of $10.70 per
      share (cost $10,324,620)                       --         --          --          --          --  10,268,528          --
Investments in shares of the Ibbotson
   Funds:
   Aggressive Growth Fund, 375,124 shares
      at net asset value of $8.70 per
      share (cost $3,134,201)                        --         --          --          --          --          --   3,263,583
                                             ----------  ---------   ---------   ---------  ----------  ----------   ---------
                                              8,672,439  9,174,026   2,678,635   9,512,543  28,506,403  10,268,528   3,263,583
Receivable from Minnesota Life for
   Contract purchase payments                    15,517        961          --          --          --      44,939       3,718
Receivable for investments sold                      --         --       3,482      55,960      16,197          --          --
                                             ----------  ---------   ---------   ---------  ----------  ----------   ---------
         Total assets                         8,687,956  9,174,987   2,682,117   9,568,503  28,522,600  10,313,467   3,267,301
                                             ----------  ---------   ---------   ---------  ----------  ----------   ---------
               LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                     --         --       3,504      56,009      16,340          --          --
Payable for investments purchased                15,578        991          --          --          --      45,003       3,756
                                             ----------  ---------   ---------   ---------  ----------  ----------   ---------
         Total liabilities                       15,578        991       3,504      56,009      16,340      45,003       3,756
                                             ----------  ---------   ---------   ---------  ----------  ----------   ---------
         Net assets applicable to Contract
            owners                           $8,672,378  9,173,996   2,678,613   9,512,494  28,506,260  10,268,464   3,263,545
                                             ==========  =========   =========   =========  ==========  ==========   =========
         CONTRACT OWNERS' EQUITY
Contracts in accumulation period              8,672,378  9,130,739   2,678,613   9,512,494  28,227,044  10,268,464   3,263,545
Contracts in annuity payment period
   (note 2)                                          --     43,257          --          --     279,216          --          --
                                             ----------  ---------   ---------   ---------  ----------  ----------   ---------
         Total Contract Owners' Equity
            (notes 6 and 7)                  $8,672,378  9,173,996   2,678,613   9,512,494  28,506,260  10,268,464   3,263,545
                                             ==========  =========   =========   =========  ==========  ==========   =========

See accompanying notes to financial statements.

                                                                            SEGREGATED SUB-ACCOUNTS
                                            ----------------------------------------------------------------------------------------
                                                                                    IBBOTSON     INVESCO       INVESCO    INVESCO
                                                                                     INCOME     VAN KAMPEN   VAN KAMPEN   VAN KAMPEN
                                              IBBOTSON     IBBOTSON     IBBOTSON       AND     V.I. CAPITAL     V.I.     V.I. GROWTH
                                              BALANCED   CONSERVATIVE    GROWTH      GROWTH       GROWTH      COMSTOCK    AND INCOME
                                            -----------  ------------  ----------  ----------  ------------  ----------  -----------
                  ASSETS
Investments in shares of the Ibbotson
   Funds:
   Balanced Fund, 4,998,215 shares at net
      asset value of $9.81 per share
      (cost $43,495,177)                    $49,032,492           --           --          --          --            --          --
   Conservative Fund, 1,391,510 shares at
      net asset value of $11.00 per share
      (cost $15,053,741)                             --   15,306,610           --          --          --            --          --
   Growth Fund, 2,614,518 shares at net
      asset value of $9.07 per share
      (cost $19,382,370)                             --           --   23,713,678          --          --            --          --
   Income and Growth Fund, 2,818,207
      shares at net asset value of $10.49
      per share (cost $27,758,546)                   --           --           --  29,562,992          --            --          --
Investments in shares of the Invesco Van
   Kampen Funds:
   Capital Growth Fund, 26,459 shares at
      net asset value of $31.35 per share
      (cost $839,167)                                --           --           --          --     829,489            --          --
   Comstock Fund, 969,178 shares at net
      asset value of $11.28 per share
      (cost $11,036,348)                             --           --           --          --          --    10,932,329          --
   Growth and Income Fund, 168,935 shares
      at net asset value of $17.74 per
      share (cost $2,696,281)                        --           --           --          --          --            --   2,996,909
                                            -----------   ----------   ----------  ----------     -------    ----------   ---------
                                             49,032,492   15,306,610   23,713,678  29,562,992     829,489    10,932,329   2,996,909
Receivable from Minnesota Life for
   Contract purchase payments                   149,078           --           --       2,780          --        36,081          --
Receivable for investments sold                      --        2,581      141,659          --          30            --         363
                                            -----------   ----------   ----------  ----------     -------    ----------   ---------
         Total assets                        49,181,570   15,309,191   23,855,337  29,565,772     829,519    10,968,410   2,997,272
                                            -----------   ----------   ----------  ----------     -------    ----------   ---------
                LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                     --        2,722      141,876          --          33            --         378
Payable for investments purchased               149,372           --           --       3,008          --        36,148          --
                                            -----------   ----------   ----------  ----------     -------    ----------   ---------
         Total liabilities                      149,372        2,722      141,876       3,008          33        36,148         378
                                            -----------   ----------   ----------  ----------     -------    ----------   ---------
         Net assets applicable to Contract
            owners                          $49,032,198   15,306,469   23,713,461  29,562,764     829,486    10,932,262   2,996,894
                                            ===========   ==========   ==========  ==========     =======    ==========   =========
          CONTRACT OWNERS' EQUITY
Contracts in accumulation period             49,032,198   15,306,469   23,713,461  29,562,764     829,486    10,932,262   2,996,894
Contracts in annuity payment period
   (note 2)                                          --           --           --          --          --            --          --
                                            -----------   ----------   ----------  ----------     -------    ----------   ---------
         Total Contract Owners' Equity
            (notes 6 and 7)                 $49,032,198   15,306,469   23,713,461  29,562,764     829,486    10,932,262   2,996,894
                                            ===========   ==========   ==========  ==========     =======    ==========   =========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                            -------------------------------------------------------------------------------------
                                              INVESCO     INVESCO     IVY FUNDS                                         IVY FUNDS
                                            VAN KAMPEN  VAN KAMPEN       VIP      IVY FUNDS    IVY FUNDS   IVY FUNDS       VIP
                                             V.I. MID   V.I. EQUITY     ASSET        VIP          VIP         VIP       DIVIDEND
                                             CAP VALUE  AND INCOME     STRATEGY    BALANCED      BOND     CORE EQUITY    INCOME
                                            ----------  -----------  -----------  ----------  ----------  -----------  ----------
                  ASSETS
Investments in shares of the Invesco Van
   Kampen Funds:
   Mid Cap Value Fund, 26,402 shares at
      net asset value of $12.73 per share
      (cost $323,505)                         $336,096           --           --          --          --           --          --
   Equity and Income Fund, 95,411 shares
      at net asset value of $13.63 per
      share (cost $1,448,846)                       --    1,300,455           --          --          --           --          --
Investments in shares of the Ivy Funds VIP
   Target Funds, Inc.:
   Asset Strategy Portfolio, 16,823,733
      shares at net asset value of $9.11
      per share (cost $163,157,880)                 --           --  153,225,513          --          --           --          --
   Balanced Portfolio, 10,731,901 shares
      at net asset value of $9.01 per
      share (cost $89,881,911)                      --           --           --  96,745,945          --           --          --
   Bond Portfolio, 14,715,316 shares at
      net asset value of $5.80 per share
      (cost $81,804,325)                            --           --           --          --  85,407,692           --          --
   Core Equity Portfolio, 2,654,362 shares
      at net asset value of $11.70 per
      share (cost $30,792,858)                      --           --           --          --          --   31,059,485          --
   Dividend Income Portfolio, 2,779,429
      shares at net asset value of $6.47
      per share (cost $18,280,107)                  --           --           --          --          --           --  17,994,024
                                              --------    ---------  -----------  ----------  ----------   ----------  ----------
                                               336,096    1,300,455  153,225,513  96,745,945  85,407,692   31,059,485  17,994,024
Receivable from Minnesota Life for
   Contract purchase payments                    5,280           --       24,838       2,006      41,171        8,664          --
Receivable for investments sold                     --        3,175           --          --          --           --       1,545
                                              --------    ---------  -----------  ----------  ----------   ----------  ----------
         Total assets                          341,376    1,303,630  153,250,351  96,747,951  85,448,863   31,068,149  17,995,569
                                              --------    ---------  -----------  ----------  ----------   ----------  ----------
               LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                    --        3,185           --          --          --           --       1,658
Payable for investments purchased                5,282           --       25,853       2,140      41,452        8,827          --
                                              --------    ---------  -----------  ----------  ----------   ----------  ----------
         Total liabilities                       5,282        3,185       25,853       2,140      41,452        8,827       1,658
                                              --------    ---------  -----------  ----------  ----------   ----------  ----------
         Net assets applicable to Contract
            owners                            $336,094    1,300,445  153,224,498  96,745,811  85,407,411   31,059,322  17,993,911
                                              ========    =========  ===========  ==========  ==========   ==========  ==========
          CONTRACT OWNERS' EQUITY
Contracts in accumulation period               336,094    1,300,445  152,681,848  93,902,207  85,407,411   30,912,640  17,993,911
Contracts in annuity payment period
   (note 2)                                         --           --      542,650   2,843,604          --      146,682          --
                                              --------    ---------  -----------  ----------  ----------   ----------  ----------
         Total Contract Owners' Equity
            (notes 6 and 7)                   $336,094    1,300,445  153,224,498  96,745,811  85,407,411   31,059,322  17,993,911
                                              ========    =========  ===========  ==========  ==========   ==========  ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                           -----------------------------------------------------------------------------------------
                                                        IVY FUNDS
                                                           VIP                   IVY FUNDS    IVY FUNDS      IVY FUNDS    IVY FUNDS
                                            IVY FUNDS    GLOBAL     IVY FUNDS       VIP          VIP            VIP          VIP
                                              VIP        NATURAL      VIP          HIGH     INTERNATIONAL  INTERNATIONAL  MICRO-CAP
                                             ENERGY     RESOURCES    GROWTH       INCOME        GROWTH         VALUE       GROWTH
                                           ----------  ----------  -----------  ----------  -------------  -------------  ----------
                  ASSETS
Investments in shares of the Ivy Funds
   VIP Target Funds, Inc.:
   Energy Portfolio, 1,221,854 shares at
      net asset value of $5.81 per share
      (cost $6,596,537)                    $7,103,983          --           --          --            --             --           --
   Global Natural Resources Portfolio,
      6,932,192 shares at net asset value
      of $5.29 per share
      (cost $40,767,588)                           --  36,641,487           --          --            --             --           --
   Growth Portfolio, 15,539,836 shares at
      net asset value of $10.19 per share
      (cost $149,504,016)                          --          --  158,364,916          --            --             --           --
   High Income Portfolio, 11,237,342
      shares at net asset value of $3.42
      per share (cost $35,985,437)                 --          --           --  38,418,225            --             --           --
   International Growth Portfolio,
      4,331,644 shares at net asset value
      of $7.86 per share
      (cost $35,376,599)                           --          --           --          --    34,029,396             --           --
   International Value Portfolio,
      10,562,748 shares at net asset
      value of $14.67 per share
      (cost $191,590,355)                          --          --           --          --            --    154,973,466           --
   Micro-Cap Growth Portfolio, 891,267
      shares at net asset value of $20.56
      per share (cost $16,064,111)                 --          --           --          --            --             --   18,327,933
                                           ----------  ----------  -----------  ----------    ----------    -----------   ----------
                                            7,103,983  36,641,487  158,364,916  38,418,225    34,029,396    154,973,466   18,327,933
Receivable from Minnesota Life for
   Contract purchase payments                      --          --           --          --        53,077         44,363       53,122
Receivable for investments sold                 1,023       7,062        5,302       3,675            --             --           --
                                           ----------  ----------  -----------  ----------    ----------    -----------   ----------
         Total assets                       7,105,006  36,648,549  158,370,218  38,421,900    34,082,473    155,017,829   18,381,055
                                           ----------  ----------  -----------  ----------    ----------    -----------   ----------
                LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                1,086       7,387        5,907       3,911            --             --           --
Payable for investments purchased                  --          --           --          --        53,317         44,992       53,223
                                           ----------  ----------  -----------  ----------    ----------    -----------   ----------
         Total liabilities                      1,086       7,387        5,907       3,911        53,317         44,992       53,223
                                           ----------  ----------  -----------  ----------    ----------    -----------   ----------
         Net assets applicable to
            Contract owners                $7,103,920  36,641,162  158,364,311  38,417,989    34,029,156    154,972,837   18,327,832
                                           ==========  ==========  ===========  ==========    ==========    ===========   ==========
          CONTRACT OWNERS' EQUITY
Contracts in accumulation period            7,103,920  36,641,162  157,275,867  38,417,989    33,964,374    154,006,686   18,327,832
Contracts in annuity payment period
   (note 2)                                        --          --    1,088,444          --        64,782        966,151           --
                                           ----------  ----------  -----------  ----------    ----------    -----------   ----------
         Total Contract Owners' Equity
            (notes 6 and 7)                $7,103,920  36,641,162  158,364,311  38,417,989    34,029,156    154,972,837   18,327,832
                                           ==========  ==========  ===========  ==========    ==========    ===========   ==========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                                           IVY FUNDS     IVY FUNDS
                                           IVY FUNDS    IVY FUNDS  IVY FUNDS     IVY FUNDS    IVY FUNDS       VIP           VIP
                                              VIP          VIP        VIP          VIP           VIP       PATHFINDER   PATHFINDER
                                            MID CAP       MONEY    PATHFINDER   PATHFINDER    PATHFINDER   MODERATELY   MODERATELY
                                            GROWTH       MARKET    AGGRESSIVE  CONSERVATIVE   MODERATE     AGGRESSIVE  CONSERVATIVE
                                          -----------  ----------  ----------  ------------  -----------  -----------  ------------
                 ASSETS
Investments in shares of the Ivy Funds
   VIP Target Funds, Inc.:
   Mid Cap Growth Portfolio, 2,343,719
      shares at net asset value of $8.37
      per share (cost $16,783,026)        $19,611,774          --          --            --           --           --           --
   Money Market Portfolio, 12,115,918
      shares at net asset value of $1.00
      per share (cost $12,115,916)                 --  12,115,918          --            --           --           --           --
   Aggressive, 1,687,204 shares at net
      asset value of $4.77 per share
      (cost $7,812,444)                            --          --   8,044,252            --           --           --           --
   Conservative, 5,850,105 shares at net
      asset value of $5.18 per share
      (cost $28,274,494)                           --          --          --    30,322,263           --           --           --
   Moderate, 28,182,926 shares at net
      asset value of $5.06 per share
      (cost $126,905,631)                          --          --          --            --  142,647,879           --           --
   Moderately Aggressive, 30,394,581
      shares at net asset value of $5.09
      per share (cost $137,566,818)                --          --          --            --           --  154,854,309           --
   Moderately Conservative, 9,578,562
      shares at net asset value of $5.19
      per share (cost $45,608,375)                 --          --          --            --           --           --   49,730,934
                                          -----------  ----------   ---------    ----------  -----------  -----------   ----------
                                           19,611,774  12,115,918   8,044,252    30,322,263  142,647,879  154,854,309   49,730,934
Receivable from Minnesota Life for
   Contract purchase payments                   5,754          --          --            --           --           --           --
Receivable for investments sold                    --       1,794       1,156         4,465       30,626       25,696        7,580
                                          -----------  ----------   ---------    ----------  -----------  -----------   ----------
         Total assets                      19,617,528  12,117,712   8,045,408    30,326,728  142,678,505  154,880,005   49,738,514
                                          -----------  ----------   ---------    ----------  -----------  -----------   ----------
               LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                   --       1,840       1,210         4,500       30,863       25,891        7,637
Payable for investments purchased               5,885          --          --            --           --           --           --
                                          -----------  ----------   ---------    ----------  -----------  -----------   ----------
         Total liabilities                      5,885       1,840       1,210         4,500       30,863       25,891        7,637
                                          -----------  ----------   ---------    ----------  -----------  -----------   ----------
         Net assets applicable to
            Contract owners               $19,611,643  12,115,872   8,044,198    30,322,228  142,647,642  154,854,114   49,730,877
                                          ===========  ==========   =========    ==========  ===========  ===========   ==========
         CONTRACT OWNERS' EQUITY
Contracts in accumulation period           19,554,333  12,115,872   8,044,198    30,322,228  142,647,642  154,854,114   49,730,877
Contracts in annuity payment period
   (note 2)                                    57,310          --          --            --           --           --           --
                                          -----------  ----------   ---------    ----------  -----------  -----------   ----------
         Total Contract Owners' Equity
            (notes 6 and 7)               $19,611,643  12,115,872   8,044,198    30,322,228  142,647,642  154,854,114   49,730,877
                                          ===========  ==========   =========    ==========  ===========  ===========   ==========

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                          -------------------------------------------------------------------------------------
                                           IVY FUNDS    IVY FUNDS    IVY FUNDS   IVY FUNDS              IVY FUNDS    IVY FUNDS
                                              VIP          VIP          VIP         VIP      IVY FUNDS    VIP          VIP
                                          REAL ESTATE   SCIENCE &    SMALL CAP   SMALL CAP      VIP      GLOBAL    LIMITED-TERM
                                           SECURITIES   TECHNOLOGY    GROWTH       VALUE       VALUE      BOND         BOND
                                          -----------  -----------  ----------  ----------  ----------  ---------  -----------
                  ASSETS
Investments in shares of the Ivy Funds
   VIP Target Funds, Inc.:
   Real Estate Securities Portfolio,
      1,849,446 shares at net asset
      value of $6.75 per share
      (cost $11,722,099)                  $12,492,823          --           --          --          --         --           --
   Science & Technology Portfolio,
      2,461,585 shares at net asset
      value of $15.25 per share
      (cost $39,383,647)                           --  37,531,301           --          --          --         --           --
   Small Cap Growth Portfolio,
      5,787,965 shares at net asset
      value of $9.34 per share
      (cost $55,884,143)                           --          --   54,068,856          --          --         --           --
   Small Cap Value Portfolio,
      3,803,986 shares at net asset
      value of $14.57 per share
      (cost $55,061,361)                           --          --           --  55,427,496          --         --           --
   Value Portfolio, 11,955,228 shares at
      net asset value of $5.57 per share
      (cost $71,563,071)                           --          --           --          --  66,603,769         --           --
   Global Bond Portfolio, 439,594 shares
      at net asset value of $4.90 per
      share (cost $2,186,163)                      --          --           --          --          --  2,154,538           --
   Limited-Term Bond Portfolio, 920,252
      shares at net asset value of
      $5.03 per share (cost $4,657,920)            --          --           --          --          --         --    4,631,445
                                          -----------  ----------   ----------  ----------  ----------  ---------    ---------
                                           12,492,823  37,531,301   54,068,856  55,427,496  66,603,769  2,154,538    4,631,445
Receivable from Minnesota Life for
   Contract purchase payments                      --          --       28,407          --       2,995      5,092       21,351
Receivable for investments sold                 1,316         260           --       7,955          --         --           --
                                          -----------  ----------   ----------  ----------  ----------  ---------    ---------
            Total assets                   12,494,139  37,531,561   54,097,263  55,435,451  66,606,764  2,159,630    4,652,796
                                          -----------  ----------   ----------  ----------  ----------  ---------    ---------
              LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                1,433         591           --       8,187          --         --           --
Payable for investments purchased                  --          --       28,624          --       3,191      5,106       21,368
                                          -----------  ----------   ----------  ----------  ----------  ---------    ---------
         Total liabilities                      1,433         591       28,624       8,187       3,191      5,106       21,368
                                          -----------  ----------   ----------  ----------  ----------  ---------    ---------
         Net assets applicable to
            Contract owners               $12,492,706  37,530,970   54,068,639  55,427,264  66,603,573  2,154,524    4,631,428
                                          ===========  ==========   ==========  ==========  ==========  =========    =========
        CONTRACT OWNERS' EQUITY
Contracts in accumulation period           12,492,706  37,484,091   53,550,547  55,104,398  66,198,801  2,154,524    4,631,428
Contracts in annuity payment period
   (note 2)                                        --      46,879      518,092     322,866     404,772         --           --
                                          -----------  ----------   ----------  ----------  ----------  ---------    ---------
         Total Contract Owners' Equity
            (notes 6 and 7)               $12,492,706  37,530,970   54,068,639  55,427,264  66,603,573  2,154,524    4,631,428
                                          ===========  ==========   ==========  ==========  ==========  =========    =========

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                          ----------------------------------------------------------------------------------
                                             JANUS        JANUS       JANUS    JANUS ASPEN       MFS        MFS       MFS
                                             ASPEN        ASPEN       ASPEN      MID CAP      INVESTORS   MID CAP     NEW
                                            BALANCED      FORTY     OVERSEAS      VALUE     GROWTH STOCK  GROWTH   DISCOVERY
                                          -----------  ----------  ----------  -----------  ------------  -------  ---------
                  ASSETS
Investments in shares of Janus Aspen
   Series - Service Shares:
   Balanced Portfolio, 489,597 shares at
      net asset value of $27.74 per
      share (cost $13,698,700)            $13,581,412          --          --          --            --        --         --
   Aspen Forty Portfolio, 787,982 shares
      at net asset value of $32.71 per
      share (cost $25,677,593)                     --  25,774,897          --          --            --        --         --
   Aspen International Growth Portfolio,
      1,673,942 shares at net asset
      value of $37.42 per share
      (cost $75,333,678)                           --          --  62,638,893          --            --        --         --
   Aspen Mid Cap Value Portfolio,
      544,069 shares at net asset value
      of $15.18 per share
      (cost $7,273,422)                            --          --          --   8,258,970            --        --         --
Investments in shares of the MFS
   Variable Insurance Trust:
   Investors Growth Stock Series,
      2,475,026 shares at net asset
      value of $10.77 per share
      (cost $24,020,527)                           --          --          --          --    26,656,030        --         --
   Mid Cap Growth Series, 125,517 shares
      at net asset value of $5.48 per
      share (cost $599,790)                        --          --          --          --            --   687,836         --
   New Discovery Series, 558,080 shares
      at net asset value of $13.74 per
      share (cost $7,690,227)                      --          --          --          --            --        --  7,668,019
                                          -----------  ----------  ----------   ---------    ----------   -------  ---------
                                           13,581,412  25,774,897  62,638,893   8,258,970    26,656,030   687,836  7,668,019
Receivable from Minnesota Life for
   Contract purchase payments                      --      12,697          --      21,490        36,773        --      2,274
Receivable for investments sold                   573          --      34,564          --            --       321         --
                                          -----------  ----------  ----------   ---------    ----------   -------  ---------
         Total assets                      13,581,985  25,787,594  62,673,457   8,280,460    26,692,803   688,157  7,670,293
                                          -----------  ----------  ----------   ---------    ----------   -------  ---------
              LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                  639          --      34,868          --            --       326         --
Payable for investments purchased                  --      12,801          --      21,547        36,941        --      2,322
                                          -----------  ----------  ----------   ---------    ----------   -------  ---------
         Total liabilities                        639      12,801      34,868      21,547        36,941       326      2,322
                                          -----------  ----------  ----------   ---------    ----------   -------  ---------
         Net assets applicable to
            Contract owners               $13,581,346  25,774,793  62,638,589   8,258,913    26,655,862   687,831  7,667,971
                                          ===========  ==========  ==========   =========    ==========   =======  =========
            CONTRACT OWNERS' EQUITY
Contracts in accumulation period           13,581,346  25,635,359  62,466,817   8,258,913    26,655,862   687,831  7,590,681
Contracts in annuity payment period
   (note 2)                                        --     139,434     171,772          --            --        --     77,290
                                          -----------  ----------  ----------   ---------    ----------   -------  ---------
         Total Contract Owners' Equity
            (notes 6 and 7)               $13,581,346  25,774,793  62,638,589   8,258,913    26,655,862   687,831  7,667,971
                                          ===========  ==========  ==========   =========    ==========   =======  =========

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                          ------------------------------------------------------------------------------------------
                                                        NEUBERGER                                                            PIMCO
                                                           AMT      OPPENHEIMER               OPPENHEIMER   OPPENHEIMER      FUNDS
                                              MFS       SOCIALLY      CAPITAL    OPPENHEIMER  MAIN STREET  INTERNATIONAL    VIT LOW
                                             VALUE     RESPONSIVE  APPRECIATION  HIGH INCOME   SMALL CAP      GROWTH       DURATION
                                          -----------  ----------  ------------  -----------  -----------  -------------  ----------
            ASSETS
Investments in shares of the MFS
   Variable Insurance Trust:
   Value Fund, 4,800,744 shares at net
      asset value of $12.54 per share
      (cost $57,609,828)                  $60,201,329         --           --             --         --             --            --
Investments in shares of the Neuberger
   Funds:
   Socially Responsive Fund, 34,860
      shares at net asset value of
      $14.39 per share (cost $447,042)             --    501,642           --             --         --             --            --
Investments in shares of the Oppenheimer
   Variable Account Funds:
   Capital Appreciation Fund, 58,377
      shares at net asset value of
      $39.40 per share (cost $2,124,196)           --         --    2,300,039             --         --             --            --
   High Income Fund, 9,635,657 shares at
      net asset value of $1.91 per share
      (cost $16,642,186)                           --         --           --     18,404,104         --             --            --
   Main Street Small Cap Fund, 33,127
      shares at net asset value of
      $17.02 per share (cost $504,279)             --         --           --             --    563,816             --            --
Investments in shares of the Panorama
   Series Funds, Inc.:
   International Growth, 2,440,705
      shares at net asset value of
      $1.78 per share (cost $4,438,691)            --         --           --             --         --      4,344,455            --
Investments in shares of the Pimco
   Funds:
   VIT Low Duration Fund, 2,136,396
      shares at net asset value of
      $10.38 per share
      (cost $22,335,181)                           --         --           --             --         --             --    22,175,789
                                          -----------    -------    ---------     ----------    -------      ---------    ----------
                                           60,201,329    501,642    2,300,039     18,404,104    563,816      4,344,455    22,175,789
Receivable from Minnesota Life for
   Contract purchase payments                  54,334         --           --             --      5,246          5,650        20,782
Receivable for investments sold                    --         71          420         19,561         --             --            --
                                          -----------    -------    ---------     ----------    -------      ---------    ----------
            Total assets                   60,255,663    501,713    2,300,459     18,423,665    569,062      4,350,105    22,196,571
                                          -----------    -------    ---------     ----------    -------      ---------    ----------
              LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                   --         76          433         19,668         --             --            --
Payable for investments purchased              54,728         --           --             --      5,253          5,680        20,968
                                          -----------    -------    ---------     ----------    -------      ---------    ----------
            Total liabilities                  54,728         76          433         19,668      5,253          5,680        20,968
                                          -----------    -------    ---------     ----------    -------      ---------    ----------
            Net assets applicable to
               Contract owners            $60,200,935    501,637    2,300,026     18,403,997    563,809      4,344,425    22,175,603
                                          ===========    =======    =========     ==========    =======      =========    ==========
            CONTRACT OWNERS' EQUITY
Contracts in accumulation period           60,178,426    501,637    2,300,026     18,361,716    563,809      4,344,425    22,175,603
Contracts in annuity payment period
   (note 2)                                    22,509         --           --         42,281         --             --            --
                                          -----------    -------    ---------     ----------    -------      ---------    ----------
            Total Contract Owners'
               Equity (notes 6 and 7)     $60,200,935    501,637    2,300,026     18,403,997    563,809      4,344,425    22,175,603
                                          ===========    =======    =========     ==========    =======      =========    ==========


See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                                                          MORGAN
                                                                                                                          STANLEY
                                          PIMCO FUNDS  PUTNAM VT     PUTNAM VT      PUTNAM VT    PUTNAM VT             UIF EMERGING
                                           VIT TOTAL   GROWTH AND  INTERNATIONAL       NEW         EQUITY   PUTNAM VT     MARKETS
                                             RETURN      INCOME       EQUITY      OPPORTUNITIES    INCOME    VOYAGER      EQUITY
                                          -----------  ----------  -------------  -------------  ---------  ---------  ------------
                  ASSETS
Investments in shares of the Pimco
   Funds:
   VIT Total Return Fund, 3,565,689
      shares at net asset value of
      $11.02 per share
      (cost $40,169,018)                  $39,293,890         --            --            --            --         --           --
Investments in shares of the Putnam
   Variable Trust:
   Putnam Growth and Income Fund, 68,196
      shares at net asset value of
      $15.30 per share (cost $1,025,023)           --  1,043,402            --            --            --         --           --
   International Equity Fund, 472,425
      shares at net asset value of $9.49
      per share (cost $6,795,304)                  --         --     4,483,316            --            --         --           --
   New Opportunities Fund, 26,503 shares
      at net asset value of $19.27 per
      share (cost $481,616)                        --         --            --       510,721            --         --           --
   Equity Income Fund, 167,655 shares at
      net asset value of $13.47 per
      share (cost $2,420,456)                      --         --            --            --     2,258,313         --           --
   Voyager Fund, 114,536 shares at net
      asset value of $31.76 per share
      (cost $4,079,353)                            --         --            --            --            --  3,637,651           --
Investments in shares of the Van Kampen
   Funds, Inc.:
   UIF Emerging Markets Equity
      Portfolio, 493,981 shares at net
      asset value of $12.50 per share
      (cost $6,074,584)                            --         --            --            --            --         --    6,174,761
                                          -----------  ---------     ---------       -------     ---------  ---------    ---------
                                           39,293,890  1,043,402     4,483,316       510,721     2,258,313  3,637,651    6,174,761
Receivable from Minnesota Life for
   Contract purchase payments                  69,554         --            --            --            --         10       13,932
Receivable for investments sold                    --         39         5,605            20            91         --           --
                                          -----------  ---------     ---------       -------     ---------  ---------    ---------
            Total assets                   39,363,444  1,043,441     4,488,921       510,741     2,258,404  3,637,661    6,188,693
                                          -----------  ---------     ---------       -------     ---------  ---------    ---------
              LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                   --         43         5,635            23           106         --           --
Payable for investments purchased              69,833         --            --            --            --         31       13,976
                                          -----------  ---------     ---------       -------     ---------  ---------    ---------
            Total liabilities                  69,833         43         5,635            23           106         31       13,976
                                          -----------  ---------     ---------       -------     ---------  ---------    ---------
            Net assets applicable
               to Contract owners         $39,293,611  1,043,398     4,483,286       510,718     2,258,298  3,637,630    6,174,717
                                          ===========  =========     =========       =======     =========  =========    =========
            CONTRACT OWNERS' EQUITY
Contracts in accumulation period           39,293,611  1,043,398     4,483,286       510,718     2,258,298  3,637,630    6,174,717
Contracts in annuity payment period
   (note 2)                                        --         --            --            --            --         --           --
                                          -----------  ---------     ---------       -------     ---------  ---------    ---------
            Total Contract Owners'
               Equity (notes 6 and 7)     $39,293,611  1,043,398     4,483,286       510,718     2,258,298  3,637,630    6,174,717
                                          ===========  =========     =========       =======     =========  =========    =========

See accompanying notes to financial statements.

                                            SEGREGATED
                                           SUB-ACCOUNTS
                                          --------------
                                               TOTAL
                                          --------------
            ASSETS
                                           2,923,171,224
Receivable from Minnesota Life for
   Contract purchase payments                  1,058,320
Receivable for investments sold                  754,773
                                          --------------
            Total assets                   2,924,984,317
                                          --------------
              LIABILITIES
Payable to Minnesota Life for Contract
   terminations, withdrawal payments and
   mortality and expense charges                 761,254
Payable for investments purchased              1,065,008
                                          --------------
            Total liabilities                  1,826,262
                                          --------------
            Net assets applicable to
               Contract owners            $2,923,158,055
                                          ==============
            CONTRACT OWNERS' EQUITY
Contracts in accumulation period           2,865,392,894
Contracts in annuity payment period
   (note 2)                                   57,765,161
                                          --------------
            Total Contract Owners'
               Equity (notes 6 and 7)     $2,923,158,055
                                          ==============

See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                            STATEMENTS OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 2011

                                                                           SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                     ADVANTUS     ADVANTUS     ADVANTUS      ADVANTUS     ADVANTUS
                                            ADVANTUS     ADVANTUS      INDEX      MORTGAGE   INTERNATIONAL  INDEX 400   REAL ESTATE
                                              BOND        MONEY         500      SECURITIES      BOND        MID-CAP     SECURITIES
                                             CLASS 2      MARKET       CLASS 2     CLASS 2      CLASS 2      CLASS 2      CLASS 2
                                          -----------  -----------  -----------  ----------  -------------  ----------  -----------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund              $        --        1,183           --          --           --            --          --
   Mortality, expense charges and
      administrative charges (note 3)      (2,655,805)    (717,008)  (1,338,275)   (872,112)  (1,064,191)     (867,414)   (751,179)
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
      Investment income (loss) - net       (2,655,805)    (715,825)  (1,338,275)   (872,112)  (1,064,191)     (867,414)   (751,179)
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                       --           --           --          --           --            --          --
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                  32,897,398   31,341,347   19,640,454  12,174,881    7,294,244    10,023,262   9,323,947
      Cost of investments sold            (25,751,100) (31,341,347) (14,551,150) (9,995,534)  (4,391,676)   (7,118,369) (7,167,421)
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
                                            7,146,298           --    5,089,304   2,179,347    2,902,568     2,904,893   2,156,526
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
      Net realized gains (losses) on
         investments                        7,146,298           --    5,089,304   2,179,347    2,902,568     2,904,893   2,156,526
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
         Net change in unrealized
            appreciation or depreciation
            of investments                  7,855,542       (1,287)  (2,874,618)  2,065,686   (3,103,815)   (4,126,453)    872,787
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
         Net gains (losses) on
            investments                    15,001,840       (1,287)   2,214,686   4,245,033     (201,247)   (1,221,560)  3,029,313
                                          -----------  -----------  -----------  ----------   ----------    ----------  ----------
         Net increase (decrease) in net
            assets resulting from
            operations                    $12,346,035     (717,112)     876,411   3,372,921   (1,265,438)   (2,088,974)  2,278,134
                                          ===========  ===========  ===========  ==========   ==========    ==========  ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                                   AMERICAN
                                                                                      ALLIANCE      CENTURY   AMERICAN
                                          INVESCO V.I.  INVESCO V.I.  INVESCO V.I.    BERNSTEIN     INCOME   CENTURY VP   AMERICAN
                                            CAPITAL         CORE        SMALL CAP   INTERNATIONAL    AND     INFLATION    CENTURY
                                          APPRECIATION     EQUITY        EQUITY         VALUE       GROWTH   PROTECTION     ULTRA
                                          ------------  ------------  ------------  -------------  --------  ----------  ----------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund               $      --         6,931            --         31,568      31,952   1,176,269          --
   Mortality, expense charges and
      administrative charges (note 3)        (70,680)      (13,880)     (145,935)       (13,153)    (35,613)   (424,899)   (510,384)
                                           ---------      --------     ---------       --------    --------  ----------  ----------
      Investment income (loss) - net         (70,680)       (6,949)     (145,935)        18,415      (3,661)    751,370    (510,384)
                                           ---------      --------     ---------       --------    --------  ----------  ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                      --            --            --             --          --     314,708          --
                                           ---------      --------     ---------       --------    --------  ----------  ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                    843,341       535,775     1,026,034        127,903     506,148   2,684,321   8,006,917
      Cost of investments sold              (945,142)     (486,510)     (891,661)      (188,282)   (644,537) (2,345,597) (8,037,724)
                                           ---------      --------     ---------       --------    --------  ----------  ----------
                                            (101,801)       49,265       134,373        (60,379)   (138,389)    338,724     (30,807)
                                           ---------      --------     ---------       --------    --------  ----------  ----------
      Net realized gains (losses) on
         investments                        (101,801)       49,265       134,373        (60,379)   (138,389)    653,432     (30,807)
                                           ---------      --------     ---------       --------    --------  ----------  ----------
   Net change in unrealized appreciation
      or depreciation of investments        (289,774)      (46,774)     (153,971)      (139,502)    186,813   1,391,676     544,291
                                           ---------      --------     ---------       --------    --------  ----------  ----------
      Net gains (losses) on investments     (391,575)        2,491       (19,598)      (199,881)     48,424   2,045,108     513,484
                                           ---------      --------     ---------       --------    --------  ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                        $(462,255)       (4,458)     (165,533)      (181,466)     44,763   2,796,478       3,100
                                           =========      ========     =========       ========    ========  ==========  ==========


See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                        AMERICAN  AMERICAN  AMERICAN
                                                        FUNDS IS  FUNDS IS  FUNDS IS   AMERICAN    AMERICAN       AMERICAN
                                            AMERICAN     GLOBAL    GLOBAL    GLOBAL    FUNDS IS    FUNDS IS       FUNDS IS
                                             CENTURY      BOND     GROWTH   SMALL CAP   GROWTH   GROWTH-INCOME  INTERNATIONAL
                                              VALUE     CLASS 2*  CLASS 2*  CLASS 2*   CLASS 2*     CLASS 2*      CLASS 2*
                                          ------------  --------  --------  ---------  --------  -------------  -------------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund              $  714,660      20,150    4,623       340       4,300      9,904          14,009
   Mortality, expense charges and
      administrative charges (note 3)       (533,607)     (5,366)  (1,722)   (1,065)     (5,692)    (4,153)         (4,054)
                                          ----------     -------  -------   -------     -------    -------         -------
      Investment income (loss) - net         181,053      14,784    2,901      (725)     (1,392)     5,751           9,955
                                          ----------     -------  -------   -------     -------    -------         -------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                      --       2,389       --        --          --         --              --
                                          ----------     -------  -------   -------     -------    -------         -------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                  2,742,053      53,161   12,806     9,772      59,980     36,796          46,385
      Cost of investments sold            (3,586,527)    (53,519) (14,265)  (10,834)    (65,623)   (39,300)        (54,361)
                                          ----------     -------  -------   -------     -------    -------         -------
                                            (844,474)       (358)  (1,459)   (1,062)     (5,643)    (2,504)         (7,976)
                                          ----------     -------  -------   -------     -------    -------         -------
      Net realized gains (losses) on
         investments                        (844,474)      2,031   (1,459)   (1,062)     (5,643)    (2,504)         (7,976)
                                          ----------     -------  -------   -------     -------    -------         -------
   Net change in unrealized appreciation
      or depreciation of investments         521,554     (23,764) (14,047)  (18,640)    (30,307)   (10,781)        (85,355)
                                          ----------     -------  -------   -------     -------    -------         -------
      Net gains (losses) on investments     (322,920)    (21,733) (15,506)  (19,702)    (35,950)   (13,285)        (93,331)
                                          ----------     -------  -------   -------     -------    -------         -------
      Net increase (decrease) in net
         assets resulting from
         operations                       $ (141,867)     (6,949) (12,605)  (20,427)    (37,342)    (7,534)        (83,376)
                                          ==========     =======  =======   =======     =======    =======         =======

*    For the period from April 29, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                          ---------------------------------------------------------------------------------------
                                                     AMERICAN   CREDIT SUISSE
                                           AMERICAN  FUNDS IS       TRUST
                                           FUNDS IS  U.S. GOVT  INTERNATIONAL    FIDELITY    FIDELITY      FIDELITY     FIDELITY
                                          NEW WORLD     SEC         EQUITY         HIGH        VIP           VIP           VIP
                                           CLASS 2*  CLASS 2*     FLEX III        INCOME    CONTRAFUND  EQUITY-INCOME    MID-CAP
                                          ---------  ---------  -------------  ----------  -----------  -------------  ----------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund               $  7,246     30,548       34,191     1,189,294      362,261      1,251,675       8,632
   Mortality, expense charges and
      administrative charges (note 3)        (2,698)    (7,839)      (8,468)     (237,793)    (656,937)    (1,273,477)   (581,589)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
      Investment income (loss) - net          4,548     22,709       25,723       951,501     (294,676)       (21,802)   (572,957)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                     --      2,577           --            --           --        692,431      67,820
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                    14,591    869,090    1,747,514     2,987,147    7,925,917     18,569,145   9,241,485
      Cost of investments sold              (16,024)  (858,304)  (2,004,216)   (2,204,306) (10,542,698)   (23,296,281) (9,664,070)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
                                             (1,433)    10,786     (256,702)      782,841   (2,616,781)    (4,727,136)   (422,585)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
      Net realized gains (losses) on
         investments                         (1,433)    13,363     (256,702)      782,841   (2,616,781)    (4,034,705)   (354,765)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
   Net change in unrealized appreciation
      or depreciation of investments        (45,142)   (10,442)      49,737    (1,441,699)   1,056,068      3,686,539  (4,309,471)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
      Net gains (losses) on investments     (46,575)     2,921     (206,965)     (658,858)  (1,560,713)      (348,166) (4,664,236)
                                           --------   --------   ----------    ----------  -----------    -----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                        $(42,027)    25,630     (181,242)      292,643   (1,855,389)      (369,968) (5,237,193)
                                           ========   ========   ==========    ==========  ===========    ===========  ==========

*    For the period from April 29, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                        SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------
                                                                  FRANKLIN                  TEMPLETON     GOLDMAN
                                           FRANKLIN   FRANKLIN    LARGE CAP    FRANKLIN     DEVELOPING   SACHS VIT   IBBOTSON
                                          SMALL CAP     SMALL      GROWTH    MUTUAL SHARES   MARKETS    GOVERNMENT  AGGRESSIVE
                                            VALUE      MID CAP   SECURITIES   SECURITIES    SECURITIES    INCOME      GROWTH
                                          ---------  ----------  ----------  -------------  ----------  ----------  ---------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund              $  56,009          --     19,142       237,982       316,390     64,434      33,518
   Mortality, expense charges and
      administrative charges (note 3)      (120,174)   (137,006)   (43,020)     (143,719)     (434,897)  (100,695)    (50,591)
                                          ---------  ----------   --------    ----------    ----------   --------    --------
      Investment income (loss) - net        (64,165)   (137,006)   (23,878)       94,263      (118,507)   (36,261)    (17,073)
                                          ---------  ----------   --------    ----------    ----------   --------    --------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                     --          --         --            --            --    374,436          --
                                          ---------  ----------   --------    ----------    ----------   --------    --------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                   844,464   3,478,498    625,242     2,287,793     6,476,011    480,635     647,343
      Cost of investments sold             (818,705) (3,281,440)  (647,659)   (2,941,362)   (7,932,506)  (467,035)   (385,735)
                                          ---------  ----------   --------    ----------    ----------   --------    --------
                                             25,759     197,058    (22,417)     (653,569)   (1,456,495)    13,600     261,608
                                          ---------  ----------   --------    ----------    ----------   --------    --------
      Net realized gains (losses) on
         investments                         25,759     197,058    (22,417)     (653,569)   (1,456,495)   388,036     261,608
                                          ---------  ----------   --------    ----------    ----------   --------    --------
   Net change in unrealized appreciation
      or depreciation of investments       (351,085)   (635,127)   (50,979)      326,413    (4,261,228)     7,726    (470,346)
                                          ---------  ----------   --------    ----------    ----------   --------    --------
      Net gains (losses) on investments    (325,326)   (438,069)   (73,396)     (327,156)   (5,717,723)   395,762    (208,738)
                                          ---------  ----------   --------    ----------    ----------   --------    --------
      Net increase (decrease) in net
         assets resulting from
         operations                       $(389,491)   (575,075)   (97,274)     (232,893)   (5,836,230)   359,501    (225,811)
                                          =========  ==========   ========    ==========    ==========   ========    ========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------------------------------
                                                                                               INVESCO
                                                                                             VAN KAMPEN                   INVESCO
                                                                                  IBBOTSON      V.I.        INVESCO      VAN KAMPEN
                                            IBBOTSON     IBBOTSON     IBBOTSON     INCOME      CAPITAL     VAN KAMPEN   V.I. GROWTH
                                            BALANCED   CONSERVATIVE    GROWTH    AND GROWTH    GROWTH    V.I. COMSTOCK   AND INCOME
                                          -----------  ------------  ----------  ----------  ----------  -------------  -----------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund              $   493,009      185,786      283,299     247,277         --       106,396        34,160
   Mortality, expense charges and
      administrative charges (note 3)        (703,809)    (196,241)    (407,035)   (385,458)    (8,075)     (126,851)      (45,047)
                                          -----------   ----------   ----------  ----------    -------      --------      --------
      Investment income (loss) - net         (210,800)     (10,455)    (123,736)   (138,181)    (8,075)      (20,455)      (10,887)
                                          -----------   ----------   ----------  ----------    -------      --------      --------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                  775,697      361,644      284,008     463,495         --            --            --
                                          -----------   ----------   ----------  ----------    -------      --------      --------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                   5,937,679    1,727,038    5,650,976   2,573,376    126,294       624,462       827,494
      Cost of investments sold             (5,546,694)  (1,448,947)  (5,367,717) (2,368,620)   (98,488)     (728,903)     (951,708)
                                          -----------   ----------   ----------  ----------    -------      --------      --------
                                              390,985      278,091      283,259     204,756     27,806      (104,441)     (124,214)
                                          -----------   ----------   ----------  ----------    -------      --------      --------
      Net realized gains (losses) on
         investments                        1,166,682      639,735      567,267     668,251     27,806      (104,441)     (124,214)
                                          -----------   ----------   ----------  ----------    -------      --------      --------
   Net change in unrealized appreciation
      or depreciation of investments       (2,131,616)    (455,226)  (1,622,320)   (589,659)   (69,468)     (166,315)       20,114
                                          -----------   ----------   ----------  ----------    -------      --------      --------
      Net gains (losses) on investments      (964,934)     184,509   (1,055,053)     78,592    (41,662)     (270,756)     (104,100)
                                          -----------   ----------   ----------  ----------    -------      --------      --------
      Net increase (decrease) in net
         assets resulting from
         operations                       $(1,175,734)     174,054   (1,178,789)    (59,589)   (49,737)     (291,211)     (114,987)
                                          ===========   ==========   ==========  ==========    =======      ========      ========

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                          ----------------------------------------------------------------------------------------
                                            INVESCO       INVESCO      IVY FUNDS                                         IVY FUNDS
                                           VAN KAMPEN   VAN KAMPEN        VIP      IVY FUNDS    IVY FUNDS   IVY FUNDS      VIP
                                          V.I. MID CAP  V.I. EQUITY      ASSET        VIP          VIP         VIP       DIVIDEND
                                             VALUE      AND INCOME     STRATEGY     BALANCED      BOND     CORE EQUITY    INCOME
                                          ------------  -----------  -----------  -----------  ----------  -----------  ----------
Investment income (loss):
   Investment income distributions from
      underlying mutual fund                $  1,974         27,900    1,704,650    2,205,645   2,228,412      104,840     187,011
   Mortality, expense charges and
      administrative charges (note 3)         (4,439)       (19,994)  (2,443,999)  (1,241,998) (1,117,711)    (415,474)   (272,159)
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
      Investment income (loss) - net          (2,465)         7,906     (739,349)     963,647   1,110,701     (310,634)    (85,148)
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                      --             --           --    7,281,085     550,189      938,278          --
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                     74,625      1,745,900   15,921,602   14,891,461   8,971,255    3,519,821   2,232,976
      Cost of investments sold               (56,633)    (1,771,325) (16,552,830) (12,456,534) (8,414,574)  (3,444,730) (2,120,813)
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
                                              17,992        (25,425)    (631,228)   2,434,927     556,681       75,091     112,163
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
      Net realized gains (losses) on
         investments                          17,992        (25,425)    (631,228)   9,716,012   1,106,870    1,013,369     112,163
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
   Net change in unrealized appreciation
      or depreciation of investments         (20,278)       (30,530) (12,807,440)  (8,556,377)  2,544,639     (827,932) (1,109,997)
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
      Net gains (losses) on investments       (2,286)       (55,955) (13,438,668)   1,159,635   3,651,509      185,437    (997,834)
                                            --------     ----------  -----------  -----------  ----------   ----------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                         $ (4,751)       (48,049) (14,178,017)   2,123,282   4,762,210     (125,197) (1,082,982)
                                            ========     ==========  ===========  ===========  ==========   ==========  ==========

See accompanying notes to financial statements.

                                                                     SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                                      IVY FUNDS
                                                         VIP                    IVY FUNDS    IVY FUNDS      IVY FUNDS    IVY FUNDS
                                         IVY FUNDS     GLOBAL      IVY FUNDS       VIP          VIP            VIP          VIP
                                            VIP        NATURAL        VIP         HIGH     INTERNATIONAL  INTERNATIONAL  MICRO-CAP
                                          ENERGY      RESOURCES     GROWTH       INCOME       GROWTH         VALUE        GROWTH
                                        -----------  -----------  -----------  ----------  -------------  -------------  ----------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund       $        --           --    6,703,353   2,872,414      134,293       2,700,865           --
   Mortality, expense charges and
      administrative charges (note 3)      (128,819)    (678,862)  (2,207,443)   (582,386)    (497,865)     (2,327,619)    (268,940)
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
      Investment income (loss) - net       (128,819)    (678,862)   4,495,910   2,290,028     (363,572)        373,246     (268,940)
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                     --           --           --          --           --              --           --
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                 1,749,312    5,846,920   20,818,324   6,499,553    2,262,869      19,712,727    4,101,228
      Cost of investments sold           (1,767,892)  (7,736,899) (18,393,800) (6,433,359)  (2,142,280)    (21,667,111)  (3,110,762)
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
                                            (18,580)  (1,889,979)   2,424,524      66,194      120,589      (1,954,384)     990,466
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
      Net realized gains (losses) on
         investments                        (18,580)  (1,889,979)   2,424,524      66,194      120,589      (1,954,384)     990,466
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
   Net change in unrealized
      appreciation or depreciation
      of investments                       (670,237)  (7,701,822)  (5,429,712)   (890,168)  (2,804,168)    (25,138,167)  (2,277,260)
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
      Net gains (losses) on
         investments                       (688,817)  (9,591,801)  (3,005,188)   (823,974)  (2,683,579)    (27,092,551)  (1,286,794)
                                        -----------  -----------  -----------  ----------   ----------     -----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                     $  (817,636) (10,270,663)   1,490,722   1,466,054   (3,047,151)    (26,719,305)  (1,555,734)
                                        ===========  ===========  ===========  ==========   ==========     ===========   ==========

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                        ----------------------------------------------------------------------------------------
                                                                                                        IVY FUNDS     IVY FUNDS
                                         IVY FUNDS    IVY FUNDS   IVY FUNDS     IVY FUNDS    IVY FUNDS     VIP          VIP
                                            VIP          VIP          VIP         VIP         VIP       PATHFINDER   PATHFINDER
                                          MID CAP       MONEY     PATHFINDER   PATHFINDER   PATHFINDER  MODERATELY   MODERATELY
                                          GROWTH       MARKET     AGGRESSIVE  CONSERVATIVE   MODERATE   AGGRESSIVE  CONSERVATIVE
                                        -----------  ----------  -----------  ------------  ----------  ----------  ------------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund       $     1,016       2,444       90,124       364,128   1,456,621   1,207,986      502,235
   Mortality, expense charges and
      administrative charges (note 3)      (275,303)   (166,860)    (115,166)     (363,539) (1,812,067) (1,941,315)    (598,748)
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
      Investment income (loss) - net       (274,287)   (164,416)     (25,042)          589    (355,446)   (733,329)     (96,513)
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                609,787          --      179,537       590,211   2,068,298   2,163,847      759,983
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                 2,116,491   5,605,391    1,755,681     2,591,246   5,104,441   3,701,413    4,223,369
      Cost of investments sold           (1,442,337) (5,605,391)  (1,325,595)   (2,090,117) (4,684,559) (3,633,252)  (3,363,178)
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
                                            674,154          --      430,086       501,129     419,882      68,161      860,191
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
      Net realized gains (losses) on
         investments                      1,283,941          --      609,623     1,091,340   2,488,180   2,232,008    1,620,174
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
   Net change in unrealized
      appreciation or depreciation of
      investments                        (1,355,137)         --     (957,472)   (1,243,812) (5,967,598) (8,308,229)  (2,172,635)
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
      Net gains (losses) on
         investments                        (71,196)         --     (347,849)     (152,472) (3,479,418) (6,076,221)    (552,461)
                                        -----------  ----------   ----------    ----------  ----------  ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                     $  (345,483)   (164,416)    (372,891)     (151,883) (3,834,864) (6,809,550)    (648,974)
                                        ===========  ==========   ==========    ==========  ==========  ==========   ==========

See accompanying notes to financial statements.

                                                                       SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------
                                         IVY FUNDS    IVY FUNDS   IVY FUNDS   IVY FUNDS               IVY FUNDS    IVY FUNDS
                                            VIP         VIP          VIP         VIP       IVY FUNDS     VIP          VIP
                                        REAL ESTATE   SCIENCE &   SMALL CAP   SMALL CAP       VIP      GLOBAL    LIMITED-TERM
                                         SECURITIES  TECHNOLOGY    GROWTH       VALUE        VALUE      BOND*        BOND*
                                        -----------  ----------  ----------  -----------  ----------  ---------  ------------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund       $    97,724          --          --      290,176     521,015     39,127      51,003
   Mortality, expense charges and
      administrative charges (note 3)      (200,651)   (636,162)   (801,614)    (834,549)   (939,413)   (13,456)    (17,711)
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
      Investment income (loss) - net       (102,927)   (636,162)   (801,614)    (544,373)   (418,398)    25,671      33,292
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                     --   1,444,651     512,979           --          --         --          --
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                 1,502,805   4,770,793   9,514,187    9,623,966   9,976,093    439,918     612,008
      Cost of investments sold           (1,710,164) (4,707,354) (9,411,261)  (9,063,310) (9,821,805)  (451,012)   (606,560)
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
                                           (207,359)     63,439     102,926      560,656     154,288    (11,094)      5,448
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
      Net realized gains (losses) on
         investments                       (207,359)  1,508,090     615,905      560,656     154,288    (11,094)      5,448
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
   Net change in unrealized
      appreciation or depreciation of
      investments                           739,323  (3,842,531) (6,604,751)  (8,791,362) (5,584,177)   (31,625)    (26,475)
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
      Net gains (losses) on
         investments                        531,964  (2,334,441) (5,988,846)  (8,230,706) (5,429,889)   (42,719)    (21,027)
                                        -----------  ----------  ----------   ----------  ----------   --------    --------
      Net increase (decrease) in net
         assets resulting from
         operations                     $   429,037  (2,970,603) (6,790,460)  (8,775,079) (5,848,287)   (17,048)     12,265
                                        ===========  ==========  ==========   ==========  ==========   ========    ========

*    For the period from April 29, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                      SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------
                                           JANUS       JANUS        JANUS     JANUS ASPEN       MFS        MFS        MFS
                                           ASPEN       ASPEN        ASPEN       MID CAP      INVESTORS   MID CAP      NEW
                                          BALANCED     FORTY       OVERSEAS     VALUE      GROWTH STOCK   GROWTH    DISCOVERY
                                        -----------  ----------  -----------  -----------  ------------  --------  ----------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund       $   299,769      72,579      305,806      48,684       70,433          --          --
   Mortality, expense charges and
      administrative charges (note 3)      (188,723)   (388,132)  (1,095,289)   (115,040)    (380,151)    (10,979)   (132,409)
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
      Investment income (loss) - net        111,046    (315,553)    (789,483)    (66,356)    (309,718)    (10,979)   (132,409)
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                686,404          --      804,364          --           --          --   1,096,846
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                 2,421,370   5,948,113   12,856,610     515,272    1,667,760     183,060   2,247,940
      Cost of investments sold           (2,513,099) (4,959,496) (10,916,133)   (456,608)  (1,676,120)   (212,776) (1,918,490)
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
                                            (91,729)    988,617    1,940,477      58,664       (8,360)    (29,716)    329,450
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
      Net realized gains (losses) on
         investments                        594,675     988,617    2,744,841      58,664       (8,360)    (29,716)  1,426,296
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
   Net change in unrealized
      appreciation or depreciation of
      investments                          (718,547) (3,050,200) (32,772,726)   (363,738)      24,575     (10,027) (2,283,537)
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
      Net gains (losses) on
         investments                       (123,872) (2,061,583) (30,027,885)   (305,074)      16,215     (39,743)   (857,241)
                                        -----------  ----------  -----------    --------   ----------    --------  ----------
      Net increase (decrease) in net
         assets resulting from
         operations                     $   (12,826) (2,377,136) (30,817,368)   (371,430)    (293,503)    (50,722)   (989,650)
                                        ===========  ==========  ===========    ========   ==========    ========  ==========

See accompanying notes to financial statements.

                                                                       SEGREGATED SUB-ACCOUNTS
                                         ------------------------------------------------------------------------------------------
                                                       NEUBERGER                                                            PIMCO
                                                          AMT      OPPENHEIMER               OPPENHEIMER   OPPENHEIMER      FUNDS
                                             MFS       SOCIALLY      CAPITAL    OPPENHEIMER  MAIN STREET  INTERNATIONAL    VIT LOW
                                            VALUE     RESPONSIVE  APPRECIATION  HIGH INCOME   SMALL CAP      GROWTH        DURATION
                                         -----------  ----------  ------------  -----------  -----------  -------------  ----------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund        $   776,216      1,275         3,008     1,818,449       1,895         35,506      240,509
   Mortality, expense charges and
      administrative charges (note 3)       (884,805)    (7,771)      (36,812)     (285,274)     (8,381)       (70,685)    (230,184)
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
      Investment income (loss) - net        (108,589)    (6,496)      (33,804)    1,533,175      (6,486)       (35,179)      10,325
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                 246,636         --            --            --          --             --           --
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                  5,083,504     83,815       957,430     4,166,540     117,229      1,596,032    1,256,686
      Cost of investments sold            (5,823,979)   (56,682)   (1,016,016)  (11,166,768)    (70,905)    (1,383,671)  (1,236,725)
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
                                            (740,475)    27,133       (58,586)   (7,000,228)     46,324        212,361       19,961
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
      Net realized gains (losses) on
         investments                        (493,839)    27,133       (58,586)   (7,000,228)     46,324        212,361       19,961
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
   Net change in unrealized
      appreciation or depreciation of
      investments                           (452,083)   (39,616)       37,634     4,765,929     (62,020)      (569,425)    (176,037)
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
      Net gains (losses) on investments     (945,922)   (12,483)      (20,952)   (2,234,299)    (15,696)      (357,064)    (156,076)
                                         -----------    -------    ----------   -----------     -------     ----------   ----------
      Net increase (decrease) in net
         assets resulting from
         operations                      $(1,054,511)   (18,979)      (54,756)     (701,124)    (22,182)      (392,243)    (145,751)
                                         ===========    =======    ==========   ===========     =======     ==========   ==========

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                                                                                                     MORGAN STANLEY
                                        PIMCO FUNDS   PUTNAM VT    PUTNAM VT      PUTNAM VT    PUTNAM VT              UIF EMERGING
                                         VIT TOTAL   GROWTH AND  INTERNATIONAL       NEW         EQUITY   PUTNAM VT     MARKETS
                                           RETURN      INCOME       EQUITY      OPPORTUNITIES    INCOME    VOYAGER       EQUITY
                                        -----------  ----------  -------------  -------------  ---------  ---------  --------------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund       $   732,819     14,958        196,898        1,204        39,867         --        21,846
   Mortality, expense charges and
      administrative charges (note 3)      (426,507)   (15,776)       (84,160)      (7,008)      (33,554)   (46,699)      (87,661)
                                        -----------   --------     ----------     --------      --------   --------    ----------
      Investment income (loss) - net        306,312       (818)       112,738       (5,804)        6,313    (46,699)      (65,815)
                                        -----------   --------     ----------     --------      --------   --------    ----------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund                535,901         --             --           --            --         --            --
                                        -----------   --------     ----------     --------      --------   --------    ----------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                 2,933,997    290,275      1,442,000      101,240       382,475    773,404       684,116
      Cost of investments sold           (2,930,412)  (343,720)    (2,012,067)    (102,403)     (722,525)  (656,060)     (550,290)
                                        -----------   --------     ----------     --------      --------   --------    ----------
                                              3,585    (53,445)      (570,067)      (1,163)     (340,050)   117,344       133,826
                                        -----------   --------     ----------     --------      --------   --------    ----------
      Net realized gains (losses) on
         investments                        539,486    (53,445)      (570,067)      (1,163)     (340,050)   117,344       133,826
                                        -----------   --------     ----------     --------      --------   --------    ----------
   Net change in unrealized
      appreciation or depreciation of
      investments                          (379,100)    (1,358)      (562,873)     (29,376)      333,913   (841,167)   (1,330,119)
                                        -----------   --------     ----------     --------      --------   --------    ----------
      Net gains (losses) on
         investments                        160,386    (54,803)    (1,132,940)     (30,539)       (6,137)  (723,823)   (1,196,293)
                                        -----------   --------     ----------     --------      --------   --------    ----------
      Net increase (decrease) in net
         assets resulting from
         operations                     $   466,698    (55,621)    (1,020,202)     (36,343)          176   (770,522)   (1,262,108)
                                        ===========   ========     ==========     ========      ========   ========    ==========

See accompanying notes to financial statements.

                                          SEGREGATED
                                         SUB-ACCOUNTS
                                        -------------
                                            TOTAL
                                        -------------
Investment income (loss):
   Investment income distributions
      from underlying mutual fund       $  35,153,815
   Mortality, expense charges and
      administrative charges (note 3)     (41,167,868)
                                        -------------
      Investment income (loss) - net       (6,014,053)
                                        -------------
Realized and unrealized gains (losses)
   on investments - net:
   Realized gain distributions from
      underlying mutual fund               23,808,201
                                        -------------
   Realized gains (losses) on sales of
      investments:
      Proceeds from sales                 428,644,362
      Cost of investments sold           (413,962,279)
                                        -------------
                                           14,682,083
                                        -------------
      Net realized gains (losses) on
         investments                       38,490,284
                                        -------------
   Net change in unrealized
      appreciation or depreciation
      of investments                     (157,290,093)
                                        -------------
      Net gains (losses) on
         investments                     (118,799,809)
                                        -------------
      Net increase (decrease) in net
         assets resulting from
         operations                     $(124,813,862)
                                        =============

See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 2011

                                                                           SEGREGATED SUB-ACCOUNTS
                                         ------------------------------------------------------------------------------------------
                                                                                                                          ADVANTUS
                                                                      ADVANTUS     ADVANTUS      ADVANTUS     ADVANTUS      REAL
                                           ADVANTUS      ADVANTUS      INDEX       MORTGAGE   INTERNATIONAL   INDEX 400    ESTATE
                                             BOND         MONEY         500       SECURITIES       BOND        MID-CAP   SECURITIES
                                            CLASS 2       MARKET      CLASS 2      CLASS 2       CLASS 2       CLASS 2     CLASS 2
                                         ------------  -----------  -----------  -----------  -------------  ----------  ----------
Operations:
   Investment income (loss) - net        $ (2,655,805)    (715,825)  (1,338,275)    (872,112)  (1,064,191)     (867,414)   (751,179)
   Net realized gains (losses) on
      investments                           7,146,298           --    5,089,304    2,179,347    2,902,568     2,904,893   2,156,526
   Net change in unrealized
      appreciation or depreciation of
      investments                           7,855,542       (1,287)  (2,874,618)   2,065,686   (3,103,815)   (4,126,453)    872,787
                                         ------------  -----------  -----------  -----------   ----------    ----------  ----------
Net increase (decrease) in net assets
   resulting from operations               12,346,035     (717,112)     876,411    3,372,921   (1,265,438)   (2,088,974)  2,278,134
                                         ------------  -----------  -----------  -----------   ----------    ----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments              10,444,587   31,894,827    4,404,737    2,474,315    8,336,893     6,258,284   3,461,149
   Contract withdrawals and charges       (30,778,597) (30,837,598) (14,201,157) (11,298,734)  (6,705,265)   (9,430,667) (8,718,559)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                           (2,576)      20,420      192,434       (5,229)       5,621         2,186       4,713
   Annuity benefit payments                  (220,058)     (66,866)  (4,420,423)    (158,372)     (42,267)      (48,305)   (101,114)
                                         ------------  -----------  -----------  -----------   ----------    ----------  ----------
Increase (decrease) in net assets from
   contract transactions                  (20,556,644)   1,010,783  (14,024,409)  (8,988,020)   1,594,982    (3,218,502) (5,353,811)
                                         ------------  -----------  -----------  -----------   ----------    ----------  ----------
Increase (decrease) in net assets          (8,210,609)     293,671  (13,147,998)  (5,615,099)     329,544    (5,307,476) (3,075,677)
Net assets at the beginning of year       193,861,892   52,945,041  134,709,384   66,859,188   77,196,207    68,004,218  55,834,052
                                         ------------  -----------  -----------  -----------   ----------    ----------  ----------
Net assets at the end of year            $185,651,283   53,238,712  121,561,386   61,244,089   77,525,751    62,696,742  52,758,375
                                         ============  ===========  ===========  ===========   ==========    ==========  ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                         ------------------------------------------------------------------------------------------
                                                                                                   AMERICAN   AMERICAN
                                                                                      ALLIANCE     CENTURY     CENTURY
                                         INVESCO V.I.  INVESCO V.I.  INVESCO V.I.    BERNSTEIN      INCOME        VP      AMERICAN
                                            CAPITAL        CORE       SMALL CAP    INTERNATIONAL      AND     INFLATION   CENTURY
                                         APPRECIATION     EQUITY        EQUITY         VALUE        GROWTH   PROTECTION     ULTRA
                                         ------------  ------------  ------------  -------------  ---------  ----------  ----------
Operations:
   Investment income (loss) - net        $   (70,680)       (6,949)     (145,935)      18,415        (3,661)    751,370    (510,384)
   Net realized gains (losses) on
      investments                           (101,801)       49,265       134,373      (60,379)     (138,389)    653,432     (30,807)
   Net change in unrealized
      appreciation or depreciation of
      investments                           (289,774)      (46,774)     (153,971)    (139,502)      186,813   1,391,676     544,291
                                         -----------     ---------    ----------     --------     ---------  ----------  ----------
Net increase (decrease) in net assets
   resulting from operations                (462,255)       (4,458)     (165,533)    (181,466)       44,763   2,796,478       3,100
                                         -----------     ---------    ----------     --------     ---------  ----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments                198,008       305,225     2,229,133      279,148       307,872  12,835,598     429,467
   Contract withdrawals and charges         (787,189)     (525,589)     (973,634)    (118,564)     (478,609) (2,579,369) (7,483,513)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                              16            --            13           --            10          55         550
   Annuity benefit payments                   (2,994)           --          (875)          --          (264)     (3,769)    (66,729)
                                         -----------     ---------    ----------     --------     ---------  ----------  ----------
Increase (decrease) in net assets from
   contract transactions                    (592,160)     (220,364)    1,254,637      160,584      (170,991) 10,252,515  (7,120,224)
                                         -----------     ---------    ----------     --------     ---------  ----------  ----------
Increase (decrease) in net assets         (1,054,415)     (224,822)    1,089,104      (20,882)     (126,228) 13,048,993  (7,117,124)
Net assets at the beginning of year        5,488,930     1,240,874     9,371,107      727,660     2,564,876  22,710,216  38,088,591
                                         -----------     ---------    ----------     --------     ---------  ----------  ----------
Net assets at the end of year            $ 4,434,515     1,016,052    10,460,211      706,778     2,438,648  35,759,209  30,971,467
                                         ===========     =========    ==========     ========     =========  ==========  ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                         -----------------------------------------------------------------------------------
                                                      AMERICAN  AMERICAN   AMERICAN
                                                      FUNDS IS  FUNDS IS   FUNDS IS   AMERICAN    AMERICAN       AMERICAN
                                           AMERICAN    GLOBAL    GLOBAL     GLOBAL    FUNDS IS    FUNDS IS       FUNDS IS
                                           CENTURY      BOND     GROWTH   SMALL CAP   GROWTH    GROWTH-INCOME  INTERNATIONAL
                                            VALUE     CLASS 2*  CLASS 2*   CLASS 2*   CLASS 2*     CLASS 2*       CLASS 2*
                                         -----------  --------  --------  ---------  ---------  -------------  -------------
Operations:
   Investment income (loss) - net        $   181,053    14,784     2,901      (725)     (1,392)      5,751          9,955
   Net realized gains (losses) on
      investments                           (844,474)    2,031    (1,459)   (1,062)     (5,643)     (2,504)        (7,976)
   Net change in unrealized
      appreciation or depreciation of
      investments                            521,554   (23,764)  (14,047)  (18,640)    (30,307)    (10,781)       (85,355)
                                         -----------   -------   -------   -------   ---------     -------        -------
Net increase (decrease) in net assets
   resulting from operations                (141,867)   (6,949)  (12,605)  (20,427)    (37,342)     (7,534)       (83,376)
                                         -----------   -------   -------   -------   ---------     -------        -------
Contract transactions (notes 3 and 6):
   Contract purchase payments              3,976,564   858,783   441,526   248,211   1,157,474     852,119        968,824
   Contract withdrawals and charges       (2,496,372)  (49,746)  (11,672)   (9,145)    (56,568)    (34,056)       (44,848)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                             302        --        --        --          --          --             --
   Annuity benefit payments                  (11,432)       --        --        --          --          --             --
                                         -----------   -------   -------   -------   ---------     -------        -------
Increase (decrease) in net assets from
   contract transactions                   1,469,062   809,037   429,854   239,066   1,100,906     818,063        923,976
                                         -----------   -------   -------   -------   ---------     -------        -------
Increase (decrease) in net assets          1,327,195   802,088   417,249   218,639   1,063,564     810,529        840,600
Net assets at the beginning of year       37,286,285        --        --        --          --          --             --
                                         -----------   -------   -------   -------   ---------     -------        -------
Net assets at the end of year            $38,613,480   802,088   417,249   218,639   1,063,564     810,529        840,600
                                         ===========   =======   =======   =======   =========     =======        =======

*    For the period from April 29, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                         ------------------------------------------------------------------------------------------
                                                                  CREDIT SUISSE
                                          AMERICAN    AMERICAN        TRUST
                                          FUNDS IS    FUNDS IS    INTERNATIONAL   FIDELITY    FIDELITY      FIDELITY      FIDELITY
                                         NEW WORLD    U.S. GOVT       EQUITY        HIGH         VIP          VIP           VIP
                                          CLASS 2*  SEC CLASS 2*     FLEX III      INCOME    CONTRAFUND  EQUITY-INCOME     MID-CAP
                                         ---------  ------------  -------------  ----------  ----------  -------------  ------------
Operations:
   Investment income (loss) - net         $  4,548       22,709        25,723       951,501    (294,676)      (21,802)     (572,957)
   Net realized gains (losses) on
      investments                           (1,433)      13,363      (256,702)      782,841  (2,616,781)   (4,034,705)     (354,765)
   Net change in unrealized
      appreciation or depreciation of
      investments                          (45,142)     (10,442)       49,737    (1,441,699)  1,056,068     3,686,539    (4,309,471)
                                          --------    ---------    ----------    ----------  ----------    ----------    ----------
Net increase (decrease) in net assets
   resulting from operations               (42,027)      25,630      (181,242)      292,643  (1,855,389)     (369,968)   (5,237,193)
                                          --------    ---------    ----------    ----------  ----------    ----------    ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments              575,572    3,016,692       715,413     6,305,384   2,940,659     1,127,077     2,587,515
   Contract withdrawals and charges        (13,280)    (864,379)   (1,740,627)   (2,919,912) (7,465,091)  (17,338,268)   (8,775,903)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            --           --             0            12       2,726         3,705         3,545
   Annuity benefit payments                     --           --           (27)       (3,218)    (33,047)     (114,908)      (68,318)
                                          --------    ---------    ----------    ----------  ----------    ----------    ----------
Increase (decrease) in net assets from
   contract transactions                   562,292    2,152,313    (1,025,241)    3,382,266  (4,554,753)  (16,322,394)   (6,253,161)
                                          --------    ---------    ----------    ----------  ----------    ----------    ----------
Increase (decrease) in net assets          520,265    2,177,943    (1,206,483)    3,674,909  (6,410,142)  (16,692,362)  (11,490,354)
Net assets at the beginning of year             --           --     1,206,483    13,923,147  49,917,591    97,695,774    46,844,861
                                          --------    ---------    ----------    ----------  ----------    ----------    ----------
Net assets at the end of year             $520,265    2,177,943            --    17,598,056  43,507,449    81,003,412    35,354,507
                                          ========    =========    ==========    ==========  ==========    ==========    ==========

*    For the period from April 29, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                        SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------
                                                                  FRANKLIN                   TEMPLETON   GOLDMAN
                                          FRANKLIN    FRANKLIN    LARGE CAP     FRANKLIN    DEVELOPING   SACHS VIT   IBBOTSON
                                          SMALL CAP     SMALL      GROWTH    MUTUAL SHARES    MARKETS   GOVERNMENT  AGGRESSIVE
                                            VALUE      MID CAP   SECURITIES    SECURITIES   SECURITIES    INCOME      GROWTH
                                         ----------  ----------  ----------  -------------  ----------  ----------  ----------
Operations:
   Investment income (loss) - net        $  (64,165)   (137,006)   (23,878)       94,263      (118,507)    (36,261)   (17,073)
   Net realized gains (losses) on
      investments                            25,759     197,058    (22,417)     (653,569)   (1,456,495)    388,036    261,608
   Net change in unrealized
      appreciation or depreciation of
      investments                          (351,085)   (635,127)   (50,979)      326,413    (4,261,228)      7,726   (470,346)
                                         ----------  ----------  ---------    ----------    ----------  ----------  ---------
Net increase (decrease) in net assets
   resulting from operations               (389,491)   (575,075)   (97,274)     (232,893)   (5,836,230)    359,501   (225,811)
                                         ----------  ----------  ---------    ----------    ----------  ----------  ---------
Contract transactions (notes 3 and 6):
   Contract purchase payments             1,908,153   1,756,622    403,602     1,177,853     4,275,249   6,031,719  1,510,575
   Contract withdrawals and charges        (798,607) (3,381,594)  (594,216)   (2,191,919)   (6,155,835)   (465,568)  (612,562)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            715          22          3            34        16,390          (1)        --
   Annuity benefit payments                 (11,390)     (3,483)      (165)       (1,919)      (54,635)       (739)        --
                                         ----------  ----------  ---------    ----------    ----------  ----------  ---------
Increase (decrease) in net assets from
   contract transactions                  1,098,871  (1,628,433)  (190,777)   (1,015,951)   (1,918,831)  5,565,412    898,013
                                         ----------  ----------  ---------    ----------    ----------  ----------  ---------
Increase (decrease) in net assets           709,380  (2,203,508)  (288,051)   (1,248,844)   (7,755,061)  5,924,913    672,202
Net assets at the beginning of year       7,962,998  11,377,504  2,966,664    10,761,338    36,261,321   4,343,551  2,591,343
                                         ----------  ----------  ---------    ----------    ----------  ----------  ---------
Net assets at the end of year            $8,672,378   9,173,996  2,678,613     9,512,494    28,506,260  10,268,464  3,263,545
                                         ==========  ==========  =========    ==========    ==========  ==========  =========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------------
                                                                                               INVESCO                     INVESCO
                                                                                 IBBOTSON    VAN KAMPEN      INVESCO     VAN KAMPEN
                                           IBBOTSON     IBBOTSON     IBBOTSON     INCOME    V.I. CAPITAL   VAN KAMPEN    V.I. GROWTH
                                           BALANCED   CONSERVATIVE    GROWTH    AND GROWTH     GROWTH     V.I. COMSTOCK  AND INCOME
                                         -----------  ------------  ----------  ----------  ------------  -------------  -----------
Operations:
   Investment income (loss) - net        $  (210,800)     (10,455)    (123,736)   (138,181)     (8,075)       (20,455)      (10,887)
   Net realized gains (losses) on
      investments                          1,166,682      639,735      567,267     668,251      27,806       (104,441)     (124,214)
   Net change in unrealized
      appreciation or depreciation of
      investments                         (2,131,616)    (455,226)  (1,622,320)   (589,659)    (69,468)      (166,315)       20,114
                                         -----------   ----------   ----------  ----------    --------     ----------     ---------
Net increase (decrease) in net assets
   resulting from operations              (1,175,734)     174,054   (1,178,789)    (59,589)    (49,737)      (291,211)     (114,987)
                                         -----------   ----------   ----------  ----------    --------     ----------     ---------
Contract transactions (notes 3 and 6):
   Contract purchase payments              7,609,660    6,067,994    1,947,850   8,324,791     594,145      4,066,521       398,188
   Contract withdrawals and charges       (5,500,412)  (1,613,728)  (5,334,906) (2,321,830)   (121,155)      (601,973)     (797,231)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                             426           --           --          --          --             62            --
   Annuity benefit payments                  (21,149)          --           --          --          --         (4,070)           --
                                         -----------   ----------   ----------  ----------    --------     ----------     ---------
Increase (decrease) in net assets from
   contract transactions                   2,088,525    4,454,266   (3,387,056)  6,002,961     472,990      3,460,540      (399,043)
                                         -----------   ----------   ----------  ----------    --------     ----------     ---------
Increase (decrease) in net assets            912,791    4,628,320   (4,565,845)  5,943,372     423,253      3,169,329      (514,030)
Net assets at the beginning of year       48,119,407   10,678,149   28,279,306  23,619,392     406,233      7,762,933     3,510,924
                                         -----------   ----------   ----------  ----------    --------     ----------     ---------
Net assets at the end of year            $49,032,198   15,306,469   23,713,461  29,562,764     829,486     10,932,262     2,996,894
                                         ===========   ==========   ==========  ==========    ========     ==========     =========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        ------------------------------------------------------------------------------------------
                                          INVESCO        INVESCO      IVY FUNDS                                          IVY FUNDS
                                         VAN KAMPEN    VAN KAMPEN        VIP       IVY FUNDS    IVY FUNDS   IVY FUNDS      VIP
                                        V.I. MID CAP   V.I. EQUITY      ASSET         VIP          VIP         VIP       DIVIDEND
                                           VALUE       AND INCOME     STRATEGY      BALANCED      BOND     CORE EQUITY    INCOME
                                        ------------  ------------  ------------  -----------  ----------  -----------  ----------
Operations:
   Investment income (loss) - net         $ (2,465)         7,906       (739,349)     963,647   1,110,701     (310,634)    (85,148)
   Net realized gains (losses) on
      investments                           17,992        (25,425)      (631,228)   9,716,012   1,106,870    1,013,369     112,163
   Net change in unrealized
      appreciation or depreciation of
         investments                       (20,278)       (30,530)   (12,807,440)  (8,556,377)  2,544,639     (827,932) (1,109,997)
                                          --------      ---------    -----------  -----------  ----------   ----------  ----------
Net increase (decrease) in net assets
   resulting from operations                (4,751)       (48,049)   (14,178,017)   2,123,282   4,762,210     (125,197) (1,082,982)
                                          --------      ---------    -----------  -----------  ----------   ----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments              209,316        318,884     20,929,823    6,577,991  15,531,176    9,311,751   2,573,064
   Contract withdrawals and charges        (71,027)      (220,501)   (14,776,194) (13,517,914) (8,500,914)  (3,339,116) (2,104,568)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            --             --          3,839       52,566         344        4,925         277
   Annuity benefit payments                     --             --       (127,554)    (418,303)    (23,020)     (35,867)     (5,926)
                                          --------      ---------    -----------  -----------  ----------   ----------  ----------
Increase (decrease) in net assets from
   contract transactions                   138,289         98,383      6,029,914   (7,305,661)  7,007,586    5,941,694     462,848
                                          --------      ---------    -----------  -----------  ----------   ----------  ----------
Increase (decrease) in net assets          133,538         50,334     (8,148,103)  (5,182,379) 11,769,796    5,816,497    (620,134)
Net assets at the beginning of year        202,556      1,250,111    161,372,601  101,928,190  73,637,615   25,242,825  18,614,045
                                          --------      ---------    -----------  -----------  ----------   ----------  ----------
Net assets at the end of year             $336,094      1,300,445    153,224,498   96,745,811  85,407,411   31,059,322  17,993,911
                                          ========      =========    ===========  ===========  ==========   ==========  ==========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                                       IVY FUNDS
                                                          VIP                   IVY FUNDS   IVY FUNDS      IVY FUNDS     IVY FUNDS
                                         IVY FUNDS      GLOBAL     IVY FUNDS       VIP         VIP            VIP           VIP
                                            VIP         NATURAL      VIP          HIGH     INTERNATIONAL  INTERNATIONAL   MICRO-CAP
                                          ENERGY       RESOURCES    GROWTH       INCOME       GROWTH         VALUE        GROWTH
                                        -----------  -----------  -----------  ----------  -------------  -------------  ----------
Operations:
   Investment income (loss) - net       $  (128,819)    (678,862)   4,495,910   2,290,028      (363,572)        373,246    (268,940)
   Net realized gains (losses) on
      investments                           (18,580)  (1,889,979)   2,424,524      66,194       120,589      (1,954,384)    990,466
   Net change in unrealized
      appreciation or depreciation of
      investments                          (670,237)  (7,701,822)  (5,429,712)   (890,168)   (2,804,168)    (25,138,167) (2,277,260)
                                        -----------  -----------  -----------  ----------    ----------     -----------  ----------
Net increase (decrease) in net assets
   resulting from operations               (817,636) (10,270,663)   1,490,722   1,466,054    (3,047,151)    (26,719,305) (1,555,734)
                                        -----------  -----------  -----------  ----------    ----------     -----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             1,360,055    6,269,451    6,170,811   2,467,263     8,549,943      12,292,072   3,322,827
   Contract withdrawals and charges      (1,682,422)  (5,546,293) (19,102,890) (6,068,841)   (2,072,413)    (18,197,623) (3,947,101)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            344          202       36,686        (243)        1,644          35,969       1,155
   Annuity benefit payments                  (1,460)      (6,764)    (197,736)    (16,108)      (14,588)       (201,851)     (7,780)
                                        -----------  -----------  -----------  ----------    ----------     -----------  ----------
Increase (decrease) in net assets from
   contract transactions                   (323,483)     716,596  (13,093,129) (3,617,929)    6,464,586      (6,071,433)   (630,899)
                                        -----------  -----------  -----------  ----------    ----------     -----------  ----------
Increase (decrease) in net assets        (1,141,119)  (9,554,067) (11,602,407) (2,151,875)    3,417,435     (32,790,738) (2,186,633)
Net assets at the beginning of year       8,245,039   46,195,229  169,966,718  40,569,864    30,611,721     187,763,575  20,514,465
                                        -----------  -----------  -----------  ----------    ----------     -----------  ----------
Net assets at the end of year           $ 7,103,920   36,641,162  158,364,311  38,417,989    34,029,156     154,972,837  18,327,832
                                        ===========  ===========  ===========  ==========    ==========     ===========  ==========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        ------------------------------------------------------------------------------------------
                                                                                                          IVY FUNDS     IVY FUNDS
                                         IVY FUNDS    IVY FUNDS   IVY FUNDS     IVY FUNDS    IVY FUNDS       VIP         VIP
                                            VIP          VIP        VIP            VIP          VIP       PATHFINDER   PATHFINDER
                                          MID CAP       MONEY     PATHFINDER   PATHFINDER    PATHFINDER   MODERATELY   MODERATELY
                                          GROWTH       MARKET     AGGRESSIVE  CONSERVATIVE    MODERATE    AGGRESSIVE  CONSERVATIVE
                                        -----------  ----------  -----------  ------------  -----------  -----------  ------------
Operations:
   Investment income (loss) - net       $  (274,287)   (164,416)     (25,042)         589      (355,446)    (733,329)     (96,513)
   Net realized gains (losses) on
      investments                         1,283,941          --      609,623    1,091,340     2,488,180    2,232,008    1,620,174
   Net change in unrealized
      appreciation or depreciation of
      investments                        (1,355,137)         --     (957,472)  (1,243,812)   (5,967,598)  (8,308,229)  (2,172,635)
                                        -----------  ----------   ----------   ----------   -----------  -----------   ----------
Net increase (decrease) in net assets
   resulting from operations               (345,483)   (164,416)    (372,891)    (151,883)   (3,834,864)  (6,809,550)    (648,974)
                                        -----------  ----------   ----------   ----------   -----------  -----------   ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             4,990,993   7,287,264    1,590,438    5,926,821    19,709,990   28,171,356   10,866,399
   Contract withdrawals and charges      (2,016,447) (5,504,174)  (1,684,875)  (2,332,738)   (4,331,881)  (3,067,805)  (3,896,093)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            112          17           --           (0)           --           --           --
   Annuity benefit payments                  (3,157)       (623)          --       (5,232)           --           --           --
                                        -----------  ----------   ----------   ----------   -----------  -----------   ----------
Increase (decrease) in net assets from
   contract transactions                  2,971,501   1,782,484      (94,437)   3,588,850    15,378,109   25,103,551    6,970,306
                                        -----------  ----------   ----------   ----------   -----------  -----------   ----------
Increase (decrease) in net assets         2,626,018   1,618,068     (467,328)   3,436,967    11,543,245   18,294,001    6,321,332
Net assets at the beginning of year      16,985,625  10,497,804    8,511,526   26,885,261   131,104,397  136,560,113   43,409,545
                                        -----------  ----------   ----------   ----------   -----------  -----------   ----------
Net assets at the end of year           $19,611,643  12,115,872    8,044,198   30,322,228   142,647,642  154,854,114   49,730,877
                                        ===========  ==========   ==========   ==========   ===========  ===========   ==========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                         ----------------------------------------------------------------------------------------
                                          IVY FUNDS    IVY FUNDS    IVY FUNDS   IVY FUNDS                IVY FUNDS    IVY FUNDS
                                             VIP           VIP         VIP         VIP       IVY FUNDS      VIP          VIP
                                         REAL ESTATE   SCIENCE &    SMALL CAP   SMALL CAP       VIP        GLOBAL    LIMITED-TERM
                                          SECURITIES   TECHNOLOGY    GROWTH       VALUE        VALUE       BOND*        BOND*
                                         -----------  -----------  ----------  -----------  -----------  ---------  -------------
Operations:
   Investment income (loss) - net        $  (102,927)   (636,162)    (801,614)    (544,373)   (418,398)     25,671       33,292
   Net realized gains (losses) on
      investments                           (207,359)  1,508,090      615,905      560,656     154,288     (11,094)       5,448
   Net change in unrealized
      appreciation or depreciation of
      investments                            739,323  (3,842,531)  (6,604,751)  (8,791,362) (5,584,177)    (31,625)     (26,475)
                                         -----------  ----------   ----------  -----------  ----------   ---------    ---------
Net increase (decrease) in net assets
   resulting from operations                 429,037  (2,970,603)  (6,790,460)  (8,775,079) (5,848,287)    (17,048)      12,265
                                         -----------  ----------   ----------  -----------  ----------   ---------    ---------
Contract transactions (notes 3 and 6):
   Contract purchase payments                710,534   5,258,166    6,311,597    5,445,021   6,523,697   2,606,397    5,226,843
   Contract withdrawals and charges       (1,363,851) (4,441,146)  (8,929,217)  (9,059,599) (9,277,289)   (434,825)    (607,680)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                             355         891       23,016       14,406      18,837          --           --
   Annuity benefit payments                   (3,566)    (27,271)     (98,074)     (64,497)    (82,279)         --           --
                                         -----------  ----------   ----------  -----------  ----------   ---------    ---------
Increase (decrease) in net assets from
   contract transactions                    (656,527)    790,640   (2,692,678)  (3,664,669) (2,817,034)  2,171,572    4,619,163
                                         -----------  ----------   ----------  -----------  ----------   ---------    ---------
Increase (decrease) in net assets           (227,490) (2,179,963)  (9,483,138) (12,439,748) (8,665,321)  2,154,524    4,631,428
Net assets at the beginning of year       12,720,196  39,710,933   63,551,777   67,867,012  75,268,894          --           --
                                         -----------  ----------   ----------  -----------  ----------   ---------    ---------
Net assets at the end of year            $12,492,706  37,530,970   54,068,639   55,427,264  66,603,573   2,154,524    4,631,428
                                         ===========  ==========   ==========  ===========  ==========   =========    =========

*    For the period from April 29, 2011 through December 31, 2011.

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------
                                            JANUS        JANUS       JANUS     JANUS ASPEN      MFS          MFS       MFS
                                            ASPEN        ASPEN       ASPEN       MID CAP     INVESTORS     MID CAP     NEW
                                           BALANCED      FORTY      OVERSEAS      VALUE     GROWTH STOCK   GROWTH    DISCOVERY
                                         -----------  ----------  -----------  -----------  ------------  --------  ----------
Operations:
   Investment income (loss) - net        $   111,046    (315,553)    (789,483)    (66,356)     (309,718)   (10,979)   (132,409)
   Net realized gains (losses) on
      investments                            594,675     988,617    2,744,841      58,664        (8,360)   (29,716)  1,426,296
   Net change in unrealized
      appreciation or depreciation of
      investments                           (718,547) (3,050,200) (32,772,726)   (363,738)       24,575    (10,027) (2,283,537)
                                         -----------  ----------  -----------   ---------    ----------   --------  ----------
Net increase (decrease) in net assets
   resulting from operations                 (12,826) (2,377,136) (30,817,368)   (371,430)     (293,503)   (50,722)   (989,650)
                                         -----------  ----------  -----------   ---------    ----------   --------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments              2,401,976   1,730,644    9,128,824   2,138,250     3,229,947    132,907   1,322,016
   Contract withdrawals and charges       (2,324,985) (5,651,720) (12,231,620)   (485,366)   (1,513,208)  (174,390) (2,142,431)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                              (2)      2,079        3,984          11            32         --          69
   Annuity benefit payments                     (875)    (28,794)     (52,266)       (734)       (3,902)        --     (24,964)
                                         -----------  ----------  -----------   ---------    ----------   --------  ----------
Increase (decrease) in net assets from
   contract transactions                      76,114  (3,947,791)  (3,151,078)  1,652,161     1,712,868    (41,483)   (845,310)
                                         -----------  ----------  -----------   ---------    ----------   --------  ----------
Increase (decrease) in net assets             63,288  (6,324,927) (33,968,446)  1,280,731     1,419,365    (92,205) (1,834,960)
Net assets at the beginning of year       13,518,058  32,099,720   96,607,035   6,978,182    25,236,497    780,036   9,502,931
                                         -----------  ----------  -----------   ---------    ----------   --------  ----------
Net assets at the end of year            $13,581,346  25,774,793   62,638,589   8,258,913    26,655,862    687,831   7,667,971
                                         ===========  ==========  ===========   =========    ==========   ========  ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------------
                                                       NEUBERGER
                                                          AMT      OPPENHEIMER               OPPENHEIMER   OPPENHEIMER   PIMCO FUNDS
                                             MFS       SOCIALLY     CAPITAL     OPPENHEIMER  MAIN STREET  INTERNATIONAL    VIT LOW
                                            VALUE     RESPONSIVE  APPRECIATION  HIGH INCOME   SMALL CAP      GROWTH       DURATION
                                         -----------  ----------  ------------  -----------  -----------  -------------  -----------
Operations:
   Investment income (loss) - net        $  (108,589)    (6,496)      (33,804)    1,533,175      (6,486)       (35,179)      10,325
   Net realized gains (losses) on
      investments                           (493,839)    27,133       (58,586)   (7,000,228)     46,324        212,361       19,961
   Net change in unrealized
      appreciation or depreciation of
      investments                           (452,083)   (39,616)       37,634     4,765,929     (62,020)      (569,425)    (176,037)
                                         -----------    -------     ---------    ----------    --------     ----------   ----------
Net increase (decrease) in net assets
   resulting from operations              (1,054,511)   (18,979)      (54,756)     (701,124)    (22,182)      (392,243)    (145,751)
                                         -----------    -------     ---------    ----------    --------     ----------   ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments              4,916,852    126,530       359,578     2,161,121     192,494      1,071,226   14,456,830
   Contract withdrawals and charges       (4,637,707)   (76,790)     (929,886)   (3,917,333)   (110,021)    (1,547,776)  (1,221,538)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                             203         --            --            94          --             39           (7)
   Annuity benefit payments                  (16,363)        --            --       (14,858)         --         (1,677)      (3,565)
                                         -----------    -------     ---------    ----------    --------     ----------   ----------
Increase (decrease) in net assets from
   contract transactions                     262,984     49,740      (570,308)   (1,770,976)     82,473       (478,188)  13,231,720
                                         -----------    -------     ---------    ----------    --------     ----------   ----------
Increase (decrease) in net assets           (791,527)    30,761      (625,064)   (2,472,100)     60,291       (870,431)  13,085,969
Net assets at the beginning of year       60,992,462    470,876     2,925,090    20,876,097     503,518      5,214,856    9,089,634
                                         -----------    -------     ---------    ----------    --------     ----------   ----------
Net assets at the end of year            $60,200,935    501,637     2,300,026    18,403,997     563,809      4,344,425   22,175,603
                                         ===========    =======     =========    ==========    ========     ==========   ==========

See accompanying notes to financial statements.

                                                                           SEGREGATED SUB-ACCOUNTS
                                         -------------------------------------------------------------------------------------------
                                                                                                                      MORGAN STANLEY
                                         PIMCO FUNDS   PUTNAM VT    PUTNAM VT      PUTNAM VT    PUTNAM VT              UIF EMERGING
                                          VIT TOTAL   GROWTH AND  INTERNATIONAL       NEW         EQUITY   PUTNAM VT      MARKETS
                                           RETURN       INCOME        EQUITY     OPPORTUNITIES    INCOME    VOYAGER       EQUITY
                                         -----------  ----------  -------------  -------------  ---------  ---------  --------------
Operations:
   Investment income (loss) - net        $   306,312        (818)      112,738       (5,804)        6,313    (46,699)      (65,815)
   Net realized gains (losses) on
      investments                            539,486     (53,445)     (570,067)      (1,163)     (340,050)   117,344       133,826
   Net change in unrealized
      appreciation or depreciation of
      investments                           (379,100)     (1,358)     (562,873)     (29,376)      333,913   (841,167)   (1,330,119)
                                         -----------   ---------    ----------      -------     ---------  ---------    ----------
Net increase (decrease) in net assets
   resulting from operations                 466,698     (55,621)   (1,020,202)     (36,343)          176   (770,522)   (1,262,108)
                                         -----------   ---------    ----------      -------     ---------  ---------    ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             23,612,497     122,067       272,368      249,579       489,941  2,759,583     2,399,344
   Contract withdrawals and charges       (2,874,638)   (275,541)   (1,373,226)     (95,623)     (356,035)  (752,766)     (662,475)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                              (7)         39            18           --            22         --            60
   Annuity benefit payments                   (3,580)     (2,459)       (4,651)          --        (1,445)        --        (1,093)
                                         -----------   ---------    ----------      -------     ---------  ---------    ----------
Increase (decrease) in net assets from
   contract transactions                  20,734,272    (155,894)   (1,105,492)     153,956       132,483  2,006,817     1,735,836
                                         -----------   ---------    ----------      -------     ---------  ---------    ----------
Increase (decrease) in net assets         21,200,970    (211,515)   (2,125,694)     117,613       132,659  1,236,295       473,728
Net assets at the beginning of year       18,092,641   1,254,913     6,608,980      393,105     2,125,639  2,401,335     5,700,989
                                         -----------   ---------    ----------      -------     ---------  ---------    ----------
Net assets at the end of year            $39,293,611   1,043,398     4,483,286      510,718     2,258,298  3,637,630     6,174,717
                                         ===========   =========    ==========      =======     =========  =========    ==========

See accompanying notes to financial statements.

                                           SEGREGATED
                                          SUB-ACCOUNTS
                                         --------------
                                              TOTAL
                                         --------------
Operations:
   Investment income (loss) - net        $   (6,014,053)
   Net realized gains (losses) on
      investments                            38,490,284
   Net change in unrealized
      appreciation or depreciation of
      investments                          (157,290,093)
                                         --------------
Net increase (decrease) in net assets
   resulting from operations               (124,813,862)
                                         --------------
Contract transactions (notes 3 and 6):
   Contract purchase payments               435,488,495
   Contract withdrawals and charges        (396,678,961)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            448,131
   Annuity benefit payments                  (6,963,419)
                                         --------------
Increase (decrease) in net assets from
   contract transactions                     32,294,246
                                         --------------
Increase (decrease) in net assets           (92,519,616)
Net assets at the beginning of year       3,015,677,671
                                         --------------
Net assets at the end of year            $2,923,158,055
                                         ==============

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        --------------------------------------------------------------------------------------------
                                                                                   ADVANTUS     ADVANTUS      ADVANTUS     ADVANTUS
                                           ADVANTUS      ADVANTUS     ADVANTUS     MORTGAGE   INTERNATIONAL  INDEX 400   REAL ESTATE
                                             BOND          MONEY     INDEX 500    SECURITIES      BOND        MID-CAP     SECURITIES
                                            CLASS 2       MARKET      CLASS 2      CLASS 2       CLASS 2      CLASS 2      CLASS 2
                                        -------------  -----------  -----------  -----------  -------------  ----------  -----------
Operations:
   Investment income (loss) - net       $ (2,697,907)     (722,520)  (1,348,463)    (939,759)     (953,096)    (802,783)   (711,026)
   Net realized gains (losses) on
      investments                          5,016,546            --    3,515,118    1,792,143     2,124,699    1,919,781   1,235,145
   Net change in unrealized
      appreciation or depreciation of
      investments                         12,588,548       (18,000)  13,897,174    2,807,256     7,039,494   12,502,797  11,877,496
                                        ------------    ----------  -----------  -----------    ----------   ----------  ----------
Net increase (decrease) in net assets
   resulting from operations              14,907,187      (740,520)  16,063,829    3,659,640     8,211,097   13,619,795  12,401,615
                                        ------------    ----------  -----------  -----------    ----------   ----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             16,227,979    27,831,417    4,861,954    3,960,737     9,500,725    4,107,945   3,627,296
   Contract withdrawals and charges      (23,796,371)  (33,704,733) (13,218,476) (10,319,482)   (5,452,486)  (7,146,616) (8,938,076)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                         (10,541)       17,750       98,908      (11,806)        4,941        2,407          75
   Annuity benefit payments                 (255,194)      (71,861)  (4,216,588)    (172,116)      (50,922)     (53,540)    (93,529)
                                        ------------    ----------  -----------  -----------    ----------   ----------  ----------
Increase (decrease) in net assets from
   contract transactions                  (7,834,127)   (5,927,427) (12,474,202)  (6,542,666)    4,002,259   (3,089,803) (5,404,234)
                                        ------------    ----------  -----------  -----------    ----------   ----------  ----------
Increase (decrease) in net assets          7,073,060    (6,667,947)   3,589,627   (2,883,026)   12,213,356   10,529,992   6,997,381
Net assets at the beginning of year      186,788,832    59,612,988  131,119,757   69,742,214    64,982,851   57,474,226  48,836,671
                                        ------------    ----------  -----------  -----------    ----------   ----------  ----------
Net assets at the end of year           $193,861,892    52,945,041  134,709,384   66,859,188    77,196,207   68,004,218  55,834,052
                                        ============    ==========  ===========  ===========    ==========   ==========  ==========

See accompanying notes to financial statements.

                                                                       SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------
                                           INVESCO     INVESCO     INVESCO    INVESCO      ALLIANCE     AMERICAN    AMERICAN
                                             V.I.        V.I.        V.I.       V.I.      BERNSTEIN      CENTURY     CENTURY
                                            BASIC      CAPITAL      CORE     SMALL CAP  INTERNATIONAL    INCOME    INFLATION
                                          BALANCED  APPRECIATION   EQUITY      EQUITY        VALUE     AND GROWTH  PROTECTION
                                        ----------  ------------  ---------  ---------  -------------  ----------  ----------
Operations:
   Investment income (loss) - net       $    2,726      (45,021)     (6,472)  (107,791)       7,051        (5,059)     19,639
   Net realized gains (losses) on
      investments                         (192,908)    (172,980)     (7,316)   (15,147)     (71,794)     (171,957)     90,159
   Net change in unrealized
      appreciation or depreciation of
      investments                          262,554      903,596      98,532  2,022,573       82,336       467,820     423,295
                                        ----------    ---------   ---------  ---------     --------     ---------  ----------
Net increase (decrease) in net assets
   resulting from operations                72,372      685,595      84,744  1,899,635       17,593       290,804     533,093
                                        ----------    ---------   ---------  ---------     --------     ---------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments               78,083      278,748     736,878  1,896,826      180,294       132,494  13,643,108
   Contract withdrawals and charges       (197,253)    (775,645)   (116,031)  (554,823)    (100,181)     (504,322) (2,350,073)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            --           13          --          8           --             6          35
   Annuity benefit payments                     --       (2,787)         --       (690)          --          (244)     (3,573)
                                        ----------    ---------   ---------  ---------     --------     ---------  ----------
Increase (decrease) in net assets from
   contract transactions                  (119,170)    (499,670)    620,847  1,341,322       80,113      (372,066) 11,289,498
                                        ----------    ---------   ---------  ---------     --------     ---------  ----------
Increase (decrease) in net assets          (46,798)     185,925     705,591  3,240,957       97,706       (81,262) 11,822,591
Net assets at the beginning of year      1,296,909    5,303,005     535,283  6,130,150      629,954     2,646,139  10,887,625
                                        ----------    ---------   ---------  ---------     --------     ---------  ----------
Net assets at the end of year           $1,250,111    5,488,930   1,240,874  9,371,107      727,660     2,564,877  22,710,216
                                        ==========    =========   =========  =========     ========     =========  ==========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                                                  CREDIT SUISSE    FIDELITY
                                          AMERICAN    AMERICAN        TRUST          VIP       FIDELITY     FIDELITY      FIDELITY
                                          CENTURY      CENTURY    INTERNATIONAL      HIGH         VIP          VIP           VIP
                                           ULTRA        VALUE    EQUITY FLEX III    INCOME    CONTRAFUND  EQUITY-INCOME    MID-CAP
                                        -----------  ----------  ---------------  ----------  ----------  -------------  ----------
Operations:
   Investment income (loss) - net       $  (401,318)    224,571        (8,636)       846,978    (176,855)      145,628     (463,940)
   Net realized gains (losses) on
      investments                        (1,060,926)   (797,546)      (95,970)      (144,202) (3,074,220)   (4,912,945)    (886,106)
   Net change in unrealized
      appreciation or depreciation of
      investments                         6,398,281   4,370,561       216,701        666,810   9,936,515    16,651,433   11,712,779
                                        -----------  ----------     ---------     ----------  ----------   -----------   ----------
Net increase (decrease) in net assets
   resulting from operations              4,936,037   3,797,586       112,095      1,369,586   6,685,440    11,884,116   10,362,733
                                        -----------  ----------     ---------     ----------  ----------   -----------   ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments               631,050   4,968,426     1,022,181      4,012,811   2,833,500     1,844,972    2,414,790
   Contract withdrawals and charges      (5,808,028) (1,511,878)     (900,288)    (1,871,474) (7,098,896)  (12,890,330)  (7,093,001)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            455         251            (0)            11       2,674         3,092        4,428
   Annuity benefit payments                 (60,018)    (10,651)          (33)        (3,082)    (35,046)     (116,030)     (65,654)
                                        -----------  ----------     ---------     ----------  ----------   -----------   ----------
Increase (decrease) in net assets from
   contract transactions                 (5,236,541)  3,446,148       121,860      2,138,265  (4,297,768)  (11,158,296)  (4,739,437)
                                        -----------  ----------     ---------     ----------  ----------   -----------   ----------
Increase (decrease) in net assets          (300,504)  7,243,734       233,955      3,507,851   2,387,672       725,820    5,623,296
Net assets at the beginning of year      38,389,095  30,042,551       972,528     10,415,296  47,529,919    96,969,954   41,221,565
                                        -----------  ----------     ---------     ----------  ----------   -----------   ----------
Net assets at the end of year           $38,088,591  37,286,285     1,206,483     13,923,147  49,917,591    97,695,774   46,844,861
                                        ===========  ==========     =========     ==========  ==========   ===========   ==========

See accompanying notes to financial statements.

                                                                        SEGREGATED SUB-ACCOUNTS
                                        ---------------------------------------------------------------------------------------
                                                                 FRANKLIN                   TEMPLETON                 GOLDMAN
                                         FRANKLIN    FRANKLIN   LARGE CAP      FRANKLIN    DEVELOPING   TEMPLETON    SACHS VIT
                                         SMALL CAP    SMALL       GROWTH    MUTUAL SHARES    MARKETS   GLOBAL ASSET  GOVERNMENT
                                           VALUE     MID CAP    SECURITIES    SECURITIES   SECURITIES   ALLOCATION    INCOME*
                                        ----------  ----------  ----------  -------------  ----------  ------------  ----------
Operations:
   Investment income (loss) - net       $  (45,906)   (134,108)   (18,770)       15,748        94,887      282,587       4,391
   Net realized gains (losses) on
      investments                          (36,383)    124,171    (57,666)     (356,107)   (1,766,450)  (1,683,842)     30,410
   Net change in unrealized
      appreciation or depreciation of
      investments                        1,679,405   2,437,035    335,263     1,286,289     6,759,916    1,614,865     (63,818)
                                        ----------  ----------  ---------    ----------    ----------   ----------   ---------
Net increase (decrease) in net assets
   resulting from operations             1,597,116   2,427,098    258,827       945,930     5,088,353      213,610     (29,017)
                                        ----------  ----------  ---------    ----------    ----------   ----------   ---------
Contract transactions (notes 3 and 6):
   Contract purchase payments            1,830,542   1,419,897    292,841     1,089,279     3,042,555       69,095   4,397,102
   Contract withdrawals and charges       (446,070) (2,742,497)  (589,079)   (1,250,095)   (6,821,160)  (7,643,550)    (24,534)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                           551          15          3            29         9,799           81          --
   Annuity benefit payments                 (9,875)     (3,224)      (158)       (1,854)      (54,386)        (827)         --
                                        ----------  ----------  ---------    ----------    ----------   ----------   ---------
Increase (decrease) in net assets from
   contract transactions                 1,375,148  (1,325,810)  (296,393)     (162,642)   (3,823,191)  (7,575,202)  4,372,568
                                        ----------  ----------  ---------    ----------    ----------   ----------   ---------
Increase (decrease) in net assets        2,972,264   1,101,288    (37,566)      783,288     1,265,162   (7,361,592)  4,343,551
Net assets at the beginning of year      4,990,734  10,276,216  3,004,230     9,978,050    34,996,159    7,361,592          --
                                        ----------  ----------  ---------    ----------    ----------   ----------   ---------
Net assets at the end of year           $7,962,998  11,377,504  2,966,664    10,761,338    36,261,321           --   4,343,551
                                        ==========  ==========  =========    ==========    ==========   ==========   =========

*    for the period from April 30, 2010 through December 31, 2010

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                        -----------------------------------------------------------------------------------------
                                                                                                        INVESCO
                                         IBBOTSON                                          IBBOTSON   VAN KAMPEN       INVESCO
                                        AGGRESSIVE   IBBOTSON     IBBOTSON     IBBOTSON     INCOME    V.I. CAPITAL    VAN KAMPEN
                                          GROWTH     BALANCED   CONSERVATIVE    GROWTH    AND GROWTH     GROWTH     V.I. COMSTOCK
                                        ----------  ----------  ------------  ----------  ----------  ------------  -------------
Operations:
   Investment income (loss) - net       $  (30,957)   (282,032)     (28,988)    (215,572)   (178,780)    (6,177)        (72,499)
   Net realized gains (losses) on
      investments                           82,407     (68,700)     213,260     (202,552)    (10,454)    94,120        (167,252)
   Net change in unrealized
      appreciation or depreciation
      of investments                       240,030   4,434,367      252,826    3,413,725   1,573,250    (16,817)      1,139,585
                                        ----------  ----------   ----------   ----------  ----------    -------       ---------
Net increase (decrease) in net assets
   resulting from operations               291,480   4,083,635      437,098    2,995,601   1,384,016     71,126         899,834
                                        ----------  ----------   ----------   ----------  ----------    -------       ---------
Contract transactions (notes 3 and 6):
   Contract purchase payments              891,053  11,734,876    4,478,914    2,308,959   7,848,100    285,063       2,780,435
   Contract withdrawals and charges       (230,699) (1,452,120)  (1,431,821)  (2,048,266)   (862,807)  (273,803)       (610,148)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            --       2,448           --           --          --         --              42
   Annuity benefit payments                     --      (3,509)          --           --          --         --          (3,411)
                                        ----------  ----------   ----------   ----------  ----------    -------       ---------
Increase (decrease) in net assets from
   contract transactions                   660,354  10,281,695    3,047,093      260,693   6,985,293     11,260       2,166,918
                                        ----------  ----------   ----------   ----------  ----------    -------       ---------
Increase (decrease) in net assets          951,834  14,365,330    3,484,191    3,256,294   8,369,309     82,386       3,066,752
Net assets at the beginning of year      1,639,509  33,754,077    7,193,958   25,023,012  15,250,083    323,847       4,696,181
                                        ----------  ----------   ----------   ----------  ----------    -------       ---------
Net assets at the end of year           $2,591,343  48,119,407   10,678,149   28,279,306  23,619,392    406,233       7,762,933
                                        ==========  ==========   ==========   ==========  ==========    =======       =========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        ------------------------------------------------------------------------------------------
                                          INVESCO       INVESCO                                                          IVY FUNDS
                                        VAN KAMPEN    VAN KAMPEN   IVY FUNDS VIP   IVY FUNDS    IVY FUNDS   IVY FUNDS       VIP
                                        V.I. GROWTH  V.I. MID CAP      ASSET          VIP          VIP         VIP       DIVIDEND
                                        AND INCOME       VALUE        STRATEGY      BALANCED      BOND     CORE EQUITY    INCOME
                                        -----------  ------------  -------------  -----------  ----------  -----------  ----------
Operations:
   Investment income (loss) - net       $  (41,396)     (1,014)        (618,984)      707,227     832,930    (103,325)     (65,028)
   Net realized gains (losses) on
      investments                         (212,718)      5,130         (772,366)    2,902,425       6,505      11,353        6,886
   Net change in unrealized
      appreciation or depreciation
      of investments                       597,250      22,949       12,218,728    10,715,593     (30,468)  4,027,579    2,446,738
                                        ----------     -------      -----------   -----------  ----------  ----------   ----------
Net increase (decrease) in net assets
   resulting from operations               343,136      27,065       10,827,378    14,325,245     808,967   3,935,607    2,388,596
                                        ----------     -------      -----------   -----------  ----------  ----------   ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments              827,243     144,727       29,650,246     4,695,790  37,780,498   5,672,396    3,437,010
   Contract withdrawals and charges       (993,488)    (20,371)     (11,558,492)  (15,021,872) (1,461,984) (2,738,500)    (922,357)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            --          --            3,387        51,263      (5,350)      2,412          230
   Annuity benefit payments                     --          --         (127,029)     (390,461)    (13,808)    (32,915)      (5,383)
                                        ----------     -------      -----------   -----------  ----------  ----------   ----------
Increase (decrease) in net assets from
   contract transactions                  (166,245)    124,356       17,968,113   (10,665,280) 36,299,356   2,903,393    2,509,500
                                        ----------     -------      -----------   -----------  ----------  ----------   ----------
Increase (decrease) in net assets          176,891     151,421       28,795,491     3,659,965  37,108,323   6,839,000    4,898,096
Net assets at the beginning of year      3,334,033      51,135      132,577,110    98,268,225  36,529,292  18,403,825   13,715,949
                                        ----------     -------      -----------   -----------  ----------  ----------   ----------
Net assets at the end of year           $3,510,924     202,556      161,372,601   101,928,190  73,637,615  25,242,825   18,614,045
                                        ==========     =======      ===========   ===========  ==========  ==========   ==========

See accompanying notes to financial statements.

                                                                            SEGREGATED SUB-ACCOUNTS
                                        ------------------------------------------------------------------------------------------
                                                     IVY FUNDS                                                           IVY FUNDS
                                         IVY FUNDS   VIP GLOBAL   IVY FUNDS    IVY FUNDS  IVY FUNDS VIP  IVY FUNDS VIP      VIP
                                            VIP       NATURAL        VIP       VIP HIGH   INTERNATIONAL  INTERNATIONAL   MICRO-CAP
                                           ENERGY     RESOURCES     GROWTH       INCOME      GROWTH          VALUE        GROWTH
                                        -----------  ----------  -----------  ----------  -------------  -------------  ----------
Operations:
   Investment income (loss) - net       $   (93,219)   (619,804)  (1,097,018)  2,345,887     (151,600)         47,422     (220,761)
   Net realized gains (losses) on
      investments                           (65,229) (2,686,292)     633,431     (58,801)     (20,250)     (3,220,250)     269,942
   Net change in unrealized
      appreciation or depreciation
      of investments                      1,323,661   9,341,984   17,727,607   2,355,136    3,757,390      24,674,624    5,426,979
                                        -----------  ----------  -----------  ----------   ----------     -----------   ----------
Net increase (decrease) in net assets
   resulting from operations              1,165,213   6,035,888   17,264,020   4,642,222    3,585,540      21,501,796    5,476,160
                                        -----------  ----------  -----------  ----------   ----------     -----------   ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             1,951,553   6,238,173    8,996,069   3,285,902    7,402,846      10,484,815    4,165,603
   Contract withdrawals and charges      (2,527,261) (5,793,663) (14,891,901) (3,045,311)  (1,353,935)    (19,791,909)  (2,235,579)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                         (3,624)        170       26,229      (7,956)      (2,482)         21,974       (3,519)
   Annuity benefit payments                  (1,256)     (4,848)    (195,556)    (11,898)     (14,533)       (204,569)      (7,513)
                                        -----------  ----------  -----------  ----------   ----------     -----------   ----------
Increase (decrease) in net assets from
   contract transactions                   (580,587)    439,832   (6,065,158)    220,737    6,031,896      (9,489,689)   1,918,992
                                        -----------  ----------  -----------  ----------   ----------     -----------   ----------
Increase (decrease) in net assets           584,626   6,475,720   11,198,862   4,862,959    9,617,436      12,012,107    7,395,152
Net assets at the beginning of year       7,660,413  39,719,509  158,767,856  35,706,905   20,994,285     175,751,468   13,119,313
                                        -----------  ----------  -----------  ----------   ----------     -----------   ----------
Net assets at the end of year           $ 8,245,039  46,195,229  169,966,718  40,569,864   30,611,721     187,763,575   20,514,465
                                        ===========  ==========  ===========  ==========   ==========     ===========   ==========

See accompanying notes to financial statements.

                                                                        SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                                                                IVY FUNDS    IVY FUNDS    IVY FUNDS   IVY FUNDS VIP
                                         IVY FUNDS    IVY FUNDS    IVY FUNDS       VIP          VIP          VIP         PATHFINDER
                                          VIP MID     VIP MONEY  VIP MORTGAGE  PATHFINDER   PATHFINDER    PATHFINDER    MODERATELY
                                         CAP GROWTH    MARKET     SECURITIES   AGGRESSIVE  CONSERVATIVE    MODERATE     AGGRESSIVE
                                        -----------  ----------  ------------  ----------  ------------  -----------  -------------
Operations:
   Investment income (loss) - net       $  (214,298)   (139,015)      438,079     (28,387)     (83,588)     (737,135)     (589,174)
   Net realized gains (losses) on
      investments                           491,013          --      (185,834)    128,982      839,336     1,014,587     1,386,267
   Net change in unrealized
      appreciation or depreciation
      of investments                      3,468,429          --     1,226,785     874,013    1,242,798    12,397,474    14,231,908
                                        -----------  ----------   -----------   ---------   ----------   -----------   -----------
Net increase (decrease) in net assets
   resulting from operations              3,745,144    (139,015)    1,479,030     974,608    1,998,546    12,674,926    15,029,001
                                        -----------  ----------   -----------   ---------   ----------   -----------   -----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             3,709,462   4,588,801       666,865   3,092,144    9,752,457    32,016,264    22,282,491
   Contract withdrawals and charges      (3,854,455) (4,474,053)  (15,625,139)    (81,046)  (2,835,236)   (2,627,862)   (1,259,659)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            194          15             9          --           --            --            --
   Annuity benefit payments                  (1,906)       (660)         (146)         --       (4,930)           --            --
                                        -----------  ----------   -----------   ---------   ----------   -----------   -----------
Increase (decrease) in net assets from
   contract transactions                   (146,705)    114,103   (14,958,411)  3,011,098    6,912,291    29,388,402    21,022,832
                                        -----------  ----------   -----------   ---------   ----------   -----------   -----------
Increase (decrease) in net assets         3,598,439     (24,912)  (13,479,381)  3,985,706    8,910,837    42,063,328    36,051,833
Net assets at the beginning of year      13,387,186  10,522,716    13,479,381   4,525,820   17,974,424    89,041,069   100,508,280
                                        -----------  ----------   -----------   ---------   ----------   -----------   -----------
Net assets at the end of year           $16,985,625  10,497,804            --   8,511,526   26,885,261   131,104,397   136,560,113
                                        ===========  ==========   ===========   =========   ==========   ===========   ===========

See accompanying notes to financial statements.

                                                                          SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                        IVY FUNDS VIP
                                         PATHFINDER    IVY FUNDS VIP  IVY FUNDS VIP   IVY FUNDS   IVY FUNDS                 JANUS
                                         MODERATELY     REAL ESTATE     SCIENCE &     VIP SMALL   VIP SMALL  IVY FUNDS      ASPEN
                                        CONSERVATIVE    SECURITIES      TECHNOLOGY   CAP GROWTH   CAP VALUE  VIP VALUE    BALANCED
                                        -------------  -------------  -------------  ----------  ----------  ----------  ----------
Operations:
   Investment income (loss) - net        $  (143,911)       28,136       (559,555)     (726,911)   (799,743)   (302,592)    150,219
   Net realized gains (losses) on
      investments                            913,231      (323,245)       669,916    (1,408,858)   (966,949)   (691,176)     13,547
   Net change in unrealized
      appreciation or depreciation
      of investments                       2,752,451     3,001,707      3,836,981    15,890,461  15,870,634  12,271,423     629,811
                                         -----------    ----------     ----------    ----------  ----------  ----------  ----------
Net increase (decrease) in net assets
   resulting from operations               3,521,771     2,706,598      3,947,342    13,754,692  14,103,942  11,277,655     793,577
                                         -----------    ----------     ----------    ----------  ----------  ----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             12,703,349       871,033      4,390,756     4,552,543   3,302,773   4,572,669   3,374,280
   Contract withdrawals and charges       (2,236,470)   (1,403,780)    (3,147,113)   (7,418,863) (9,540,668) (8,723,311) (1,757,281)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                              --           312         (5,424)       15,654      12,621       6,645          --
   Annuity benefit payments                       --        (2,761)       (25,542)      (91,116)    (67,977)    (82,337)         --
                                         -----------    ----------     ----------    ----------  ----------  ----------  ----------
Increase (decrease) in net assets from
   contract transactions                  10,466,879      (535,196)     1,212,677    (2,941,782) (6,293,251) (4,226,335)  1,616,999
                                         -----------    ----------     ----------    ----------  ----------  ----------  ----------
Increase (decrease) in net assets         13,988,650     2,171,402      5,160,019    10,812,910   7,810,691   7,051,320   2,410,576
Net assets at the beginning of year       29,420,895    10,548,794     34,550,914    52,738,867  60,056,321  68,217,574  11,107,482
                                         -----------    ----------     ----------    ----------  ----------  ----------  ----------
Net assets at the end of year            $43,409,545    12,720,196     39,710,933    63,551,777  67,867,012  75,268,894  13,518,058
                                         ===========    ==========     ==========    ==========  ==========  ==========  ==========

See accompanying notes to financial statements.

                                                                       SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------
                                           JANUS                  JANUS ASPEN      MFS          MFS        MFS
                                           ASPEN     JANUS ASPEN    MID CAP     INVESTORS     MID CAP      NEW        MFS
                                           FORTY      OVERSEAS       VALUE     GROWTH STOCK   GROWTH    DISCOVERY    VALUE
                                        -----------  -----------  -----------  ------------  --------  ----------  ----------
Operations:
   Investment income (loss) - net       $  (346,328)    (727,501)    (47,358)     (247,393)    (9,234)   (124,586)    (93,264)
   Net realized gains (losses) on
      investments                         1,020,239    3,194,318     (20,663)     (105,911)  (105,852)    220,063    (313,897)
   Net change in unrealized
      appreciation or depreciation
      of investments                        882,034   16,670,719     854,780     2,818,322    280,375   2,453,611   5,757,996
                                        -----------  -----------   ---------    ----------   --------  ----------  ----------
Net increase (decrease) in net assets
   resulting from operations              1,555,945   19,137,536     786,759     2,465,018    165,289   2,549,088   5,350,835
                                        -----------  -----------   ---------    ----------   --------  ----------  ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             4,214,143    5,940,882   2,168,827     4,049,498    244,936     612,989   7,819,585
   Contract withdrawals and charges      (5,428,554) (15,130,788)   (137,357)     (749,636)  (214,038) (2,057,176) (1,926,170)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                          1,934        3,907          11            18         --          62         155
   Annuity benefit payments                 (31,276)     (67,228)       (620)      (11,838)        --     (21,247)    (28,259)
                                        -----------  -----------   ---------    ----------   --------  ----------  ----------
Increase (decrease) in net assets from
   contract transactions                 (1,243,753)  (9,253,227)  2,030,862     3,288,042     30,898  (1,465,372)  5,865,311
                                        -----------  -----------   ---------    ----------   --------  ----------  ----------
Increase (decrease) in net assets           312,192    9,884,309   2,817,621     5,753,060    196,187   1,083,716  11,216,146
Net assets at the beginning of year      31,787,528   86,722,726   4,160,561    19,483,437    583,849   8,419,215  49,776,316
                                        -----------  -----------   ---------    ----------   --------  ----------  ----------
Net assets at the end of year           $32,099,720   96,607,035   6,978,182    25,236,497    780,036   9,502,931  60,992,462
                                        ===========  ===========   =========    ==========   ========  ==========  ==========

See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                       STATEMENTS OF CHANGES IN NET ASSETS
                          YEAR ENDED DECEMBER 31, 2010


                                                                          SEGREGATED SUB-ACCOUNTS
                                        -------------------------------------------------------------------------------------------
                                         NEUBERGER
                                            AMT      OPPENHEIMER               OPPENHEIMER   OPPENHEIMER   PIMCO FUNDS  PIMCO FUNDS
                                         SOCIALLY      CAPITAL    OPPENHEIMER  MAIN STREET  INTERNATIONAL    VIT LOW     VIT TOTAL
                                        RESPONSIVE  APPRECIATION  HIGH INCOME   SMALL CAP      GROWTH       DURATION*     RETURN*
                                        ----------  ------------  -----------  -----------  -------------  -----------  -----------
Operations:
   Investment income (loss) - net        $ (5,499)      (41,429)      961,858     (5,057)       (22,005)        7,560        55,831
   Net realized gains (losses) on
      investments                          (6,979)      (35,778)  (11,467,606)       652        124,213        26,238       536,338
   Net change in unrealized
      appreciation or depreciation
      of investments                       83,634       277,393    12,959,266     87,974        492,421        16,645      (496,028)
                                         --------     ---------    ----------    -------      ---------     ---------    ----------
Net increase (decrease) in net assets
   resulting from operations               71,156       200,186     2,453,518     83,569        594,629        50,443        96,141
                                         --------     ---------    ----------    -------      ---------     ---------    ----------
Contract transactions (notes 3 and 6):
   Contract purchase payments             224,656       318,981     1,734,538    227,767        648,625     9,131,032    19,102,737
   Contract withdrawals and charges       (18,315)     (676,762)   (3,538,226)   (67,671)      (912,068)      (91,841)   (1,106,237)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                           --            --            78         --             19            --            --
   Annuity benefit payments                    --            --       (16,357)        --         (1,299)           --            --
                                         --------     ---------    ----------    -------      ---------     ---------    ----------
Increase (decrease) in net assets from
   contract transactions                  206,341      (357,781)   (1,819,968)   160,096       (264,723)    9,039,191    17,996,500
                                         --------     ---------    ----------    -------      ---------     ---------    ----------
Increase (decrease) in net assets         277,497      (157,595)      633,550    243,665        329,906     9,089,634    18,092,641
Net assets at the beginning of year       193,379     3,082,685    20,242,547    259,853      4,884,950            --            --
                                         --------     ---------    ----------    -------      ---------     ---------    ----------
Net assets at the end of year            $470,876     2,925,090    20,876,097    503,518      5,214,856     9,089,634    18,092,641
                                         ========     =========    ==========    =======      =========     =========    ==========

*    for the period from April 30, 2010 through December 31, 2010

See accompanying notes to financial statements.

                                                                         SEGREGATED SUB-ACCOUNTS
                                        -----------------------------------------------------------------------------------------
                                                                                                    MORGAN STANLEY
                                         PUTNAM VT    PUTNAM VT    PUTNAM VT  PUTNAM VT              UIF EMERGING
                                        GROWTH AND  INTERNATIONAL  MULTI-CAP    EQUITY   PUTNAM VT     MARKETS
                                          INCOME       EQUITY        GROWTH     INCOME    VOYAGER       EQUITY          TOTAL
                                        ----------  -------------  ---------  ---------  ---------  --------------  -------------
Operations:
   Investment income (loss) - net       $    1,902      132,892      (3,780)      7,316     (6,068)     (39,635)      (12,098,565)
   Net realized gains (losses) on
      investments                         (161,455)    (257,122)     (4,795)   (195,105)    73,383      (95,084)       (8,609,684)
   Net change in unrealized
      appreciation or depreciation
      of investments                       306,677      663,612      67,587     386,882    264,574      938,185       368,061,756
                                        ----------    ---------     -------   ---------  ---------    ---------     -------------
Net increase (decrease) in net assets
   resulting from operations               147,124      539,382      59,012     199,093    331,889      803,466       347,353,507
                                        ----------    ---------     -------   ---------  ---------    ---------     -------------
Contract transactions (notes 3 and 6):
   Contract purchase payments              122,711      315,140      67,511     257,565  1,433,948    2,006,679       442,512,433
   Contract withdrawals and charges       (190,288)  (1,107,260)    (40,884)   (167,350)  (438,054)    (424,138)     (352,539,481)
   Actuarial adjustments for mortality
      experience on annuities in
      payment period                            24           17          --          18         --           47           244,726
   Annuity benefit payments                 (1,929)      (4,153)         --      (1,337)        --       (1,015)       (6,762,504)
                                        ----------    ---------     -------   ---------  ---------    ---------     -------------
Increase (decrease) in net assets from
   contract transactions                   (69,481)    (796,257)     26,627      88,896    995,894    1,581,572        83,455,174
                                        ----------    ---------     -------   ---------  ---------    ---------     -------------
Increase (decrease) in net assets           77,643     (256,875)     85,639     287,989  1,327,783    2,385,038       430,808,681
Net assets at the beginning of year      1,177,270    6,865,855     307,466   1,837,650  1,073,552    3,315,951     2,584,868,991
                                        ----------    ---------     -------   ---------  ---------    ---------     -------------
Net assets at the end of year           $1,254,913    6,608,980     393,105   2,125,639  2,401,335    5,700,989     3,015,677,672
                                        ==========    =========     =======   =========  =========    =========     =============

See accompanying notes to financial statements.

                            VARIABLE ANNUITY ACCOUNT
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2011 AND 2010

(1)  ORGANIZATION AND BASIS OF PRESENTATION

The Variable Annuity Account (the Account) was established on September 10, 1984 as a segregated asset account of Minnesota Life Insurance Company (Minnesota
Life) under Minnesota law and is registered as a unit investment trust under the Investment Company Act of 1940 (as amended). The Account currently offers eleven types of contracts consisting of ninety-one segregated sub-accounts to which contract owners may allocate their purchase payments. The financial statements presented herein include MultiOption Flex, MultiOption Single, and MultiOption Select (each of which has the same mortality and expense charges and unit value); MultiOption Classic and MultiOption Achiever (each of which has the same mortality and expense charges, administrative charges, and unit value); MegAnnuity; MultiOption Advisor; Adjustable Income Annuity; MultiOption Legend; MultiOption Extra; and Waddell & Reed Retirement Builder. The Account's mortality and expense risk charge and administrative charge vary based on the group-sponsored insurance program under which the contract is issued. The differentiating features of the contracts are described in notes 2 and 3 below.

The assets of each segregated sub-account are held for the exclusive benefit of the variable annuity contract owners and are not chargeable with liabilities arising out of the business conducted by any other account or by Minnesota Life. Contract owners allocate their variable annuity purchase payments to one or more of the ninety-one segregated sub-accounts. Such payments are then invested in shares of the Advantus Series Fund, Inc., Invesco Variable Insurance Funds, Alliance Bernstein Funds, American Century Variable Portfolios, Inc., American Funds IS, Credit Suisse Trust, Fidelity Variable Insurance Products Fund, Franklin Templeton Variable Insurance Products Fund, Goldman Sachs Funds, Ibbotson Funds, Invesco Van Kampen Variable Insurance Funds, Janus Aspen Series, MFS Variable Insurance Trust, Neuberger AMT Funds, Oppenheimer Variable Account Funds, PIMCO Funds, Putnam Variable Trust, Morgan Stanley Funds and Ivy Funds VIP, Inc. (collectively, the Underlying Funds). The Advantus Series Fund, Inc. was organized by Minnesota Life as the investment vehicle for its variable annuity contracts and variable life policies. Each of the Underlying Funds is registered under the Investment Company Act of 1940 (as amended) as a diversified (except Advantus International Bond Portfolio which is non-diversified), open-end management investment company.

Securian Financial Services, Inc. (Securian) acts as the underwriter for the Account. Advantus Capital Management, Inc. (Advantus) acts as the investment adviser for the Advantus Series Fund, Inc. Both Securian and Advantus are affiliate companies of Minnesota Life.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENTS IN UNDERLYING FUNDS

Investments in shares of the Underlying Funds are stated at fair value which is the net asset value per share as determined daily by the Underlying Funds. Investment transactions are recorded on a trade date basis. The cost of investments sold is determined on the first in, first out (FIFO) basis.

All dividend distributions received from the Underlying Funds are reinvested in additional shares of the Underlying Funds and are recorded by the sub-accounts on the ex-dividend date. The underlying Advantus Series Fund, Inc. portfolios, and other non-affiliated funds, may utilize consent dividends to effectively distribute income for income tax purposes. The Account "consents" to treat these amounts as dividend income for tax purposes although they are not paid by the Underlying Funds. Therefore, no dividend income is recorded in the statements of operations related to such consent dividends.

FEDERAL INCOME TAXES

The Account is treated as part of Minnesota Life for federal income tax purposes. Under current interpretation of existing federal income tax law, no income taxes are payable on investment income or capital gain distributions received by the Account from the underlying Funds. Any applicable taxes will be the responsibility of the contract holders or beneficiaries upon termination or withdrawals are payable on investment.

INVESTMENTS

During the years ended December 31, 2011 and 2010, several portfolios merged. The portfolio names and effective date of the mergers are summarized in the following table:

CLOSED PORTFOLIO                                  RECEIVING PORTFOLIO                                        DATE MERGED
------------------------------------------------  ---------------------------------------------------------  -----------
Invesco V.I Basic Balanced                        Invesco V.I. Equity and Income                              04/29/2011
Putnam VT New Opportunities, Class IB             Putnam VT Multi-cap Growth Fund, Class IB                   09/01/2010
Van Kampen UIF Emerging Markets Equity, Class II  Morgan Stanley UIF Emerging Markets Equity, Class II        06/01/2010
Van Kampen UIF U.S. Mid Cap Value Class II        Invesco Van Kampen V.I. Mid Cap Value Fund, Class II        06/01/2010
Van Kampen Capital Growth, Class II               Invesco Van Kampen V.I. Capital Growth Fund, Series II      06/01/2010
Van Kampen Comstock, Class II                     Invesco Van Kampen V.I. Comstock Fund, Series II            06/01/2010
Van Kampen Growth and Income, Class II            Invesco Van Kampen V.I. Growth and Income Fund, Series II   06/01/2010
AIM V.I Basic Balanced                            Invesco V.I Basic Balanced                                  04/30/2010
AIM V.I. Capital Appreciation Fund                Invesco V.I. Capital Appreciation Fund                      04/30/2010
AIM V.I. Core Equity Fund                         Invesco V.I. Core Equity Fund                               04/30/2010
AIM V.I. Small Cap Equity Fund                    Invesco V.I. Small Cap Equity Fund                          04/30/2010

CONTRACTS IN ANNUITY PAYMENT PERIOD

Annuity reserves are computed for currently payable contracts according to the mortality and assumed interest rate assumptions used to purchase the annuity income. If additional annuity reserves are required to support the liability, Minnesota Life reimburses the Account. If the reserves held are less than required, transfers may be made to Minnesota Life.

(3)  EXPENSES AND RELATED PARTY TRANSACTIONS

MULTIOPTION FLEX/SINGLE/SELECT:

The mortality and expense charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.25 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to 1.40 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation. A contingent deferred sales charge paid may be imposed on a Multi-Option Annuity or Multi-Option Select contract owner during the first ten years or first seven years, respectively, if a contract's accumulation value is reduced by a withdrawal or surrender. For the years ended December 31, 2011 and 2010, contingent deferred sales charges totaled $18,895 and $33,951, respectively.

MULTIOPTION CLASSIC/ACHIEVER:

The mortality and expense charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.25 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to 1.40 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation.

The administrative charge paid to Minnesota Life is equal, on an annual basis, to 0.15 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to not more than 0.40 percent of the average daily net assets of the Account.

A contingent deferred sales charge paid may be imposed on a Multi-Option Classic or Multi-Option Achiever contract owner during the first ten years or first seven years, respectively, if a contract's accumulation value is reduced by a withdrawal or surrender. For the years ended December 31, 2011 and 2010, contingent deferred sales charges totaled $70,774.18 and $142,253, respectively.

Within each contract, premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to 3.50 percent depending on the applicable state law. No premium taxes were deducted from the purchase payments for the years ended December 31, 2011 and 2010.

Where allowed by law, we reserve the right to credit certain additional amounts, the "Wealthbuilder Credit", to certain contracts in circumstances where large purchase payments are made to those contracts. Those amounts are obtained from the Minnesota Life General Account. Minnesota Life reserves the right to modify, suspend or terminate the Wealthbuilder Credit program at any time without notice.

MULTIOPTION ADVISOR SERIES:

There are three classes of contracts offered under this series - B Class, C Class, and L Class. The mortality and expense risk fee paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.05 percent, 1.40 percent, and 1.35 percent, respectively, of the average daily net assets of the Account. This is charged through the daily unit value calculation.

The administrative fee paid to Minnesota Life is equal, on an annual basis, to
0.15 percent of the average daily net assets of the Account. Within each contract, premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to 3.50 percent depending on the applicable state law. No premium taxes were deducted from the purchase payments for the years ended December 31, 2011 and 2010.

A contingent deferred sales charge may be imposed on a MultiOption Advisor B Class contract owner on a seven year, per deposit basis, if a contract's accumulation value is reduced by a withdrawal or surrender. A contingent deferred sales charge may be imposed on a MultiOption Advisor L Class contract owner on a four year, per deposit basis, if a contract's accumulation value is reduced by a withdrawal or surrender.

There is no contingent deferred sales charge applied to withdrawals or surrenders from a MultiOption C Class contract. For the years ended December 31, 2011 and 2010, contingent deferred sales charges for all Advisor classes totaled $1,432,020 and $1,430,289, respectively.

In addition to the base contracts, optional death and living benefit riders are available as set forth in the product's prospectus. Some of these benefits have separate account charges that are computed daily and each of which can be equal on an annual basis to 0.15 percent to 0.50 percent of the average daily net assets of the Account. These are charged through the daily unit value calculation. Other benefits have a charge that may be based on accumulation value or benefit base and are deducted periodically from the accumulation value of the contract.

MEGANNUITY:

The administrative charge paid to Minnesota Life is equal, on an annual basis, to 0.15 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to not more than 0.35 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation.

Within each contract, premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to 3.50 percent depending on the applicable state law. No premium taxes were deducted from the purchase payments for the years ended December 31, 2011 and 2010.

ADJUSTABLE INCOME ANNUITY:

The mortality and expense risk charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 0.80 percent of the average daily net assets of the Account. Under certain conditions, the charge may be increased to not more than 1.40 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation.

The administrative charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 0.15 percent of the average net assets of the Account. Under certain conditions, the charge may be increased to not more than 0.40 percent of the average daily net assets of the Account.

Contract purchase payments for Adjustable Income Annuity are reflected net of the following charges paid Minnesota Life:

     A sales charge up to 4.50 percent, depending upon the total amount of purchase payments, is deducted from each contract purchase payment. No sales charges were deducted from contract purchase payments for the years ended December 31, 2011 and 2010.

     A risk charge in the amount of 2.00 percent is deducted from each contract purchase payment. Under certain conditions, the risk charge may be as high as 2.00 percent. No risk charges were deducted from contract purchase payments for the years ended December 31, 2011 and 2010.

     A premium tax charge of up to 3.50 percent is deducted from each contract purchase payment. No premium tax charges were deducted from contract purchase payments for the years ended December 31, 2011 and 2010.

WADDELL & REED ADVISORS RETIREMENT BUILDER:

The mortality and expense risk charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.10 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation.

The administrative fee paid to Minnesota Life is equal, on an annual basis, to
0.15 percent of the average daily net assets of the Account. Within each contract, premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to 3.50 percent depending on the applicable state law. No premium taxes were deducted from the purchase payments for the years ended December 31, 2011 and 2010.

A contingent deferred sales charge may be imposed on a Waddell & Reed Advisors Retirement Builder contract owner on an eight year, per deposit basis, if a contract's accumulation value is reduced by a withdrawal or surrender. For the years ended December 31, 2011 and 2010, contingent deferred sales charges totaled $786,340 and $579,287, respectively.

In addition to the base contract, optional death and living benefit riders are available as set forth in the product's prospectus. Some of these benefits have separate account charges that are computed daily and each of which can be equal on an annual basis to 0.15 percent to 0.50 percent of the average daily net assets of the Account. These are charged through the daily unit value calculation. Other benefits have a charge that may be based on accumulation value or benefit base and are deducted periodically from the accumulation value of the contract.

MULTIOPTION LEGEND:

The mortality and expense risk charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.50 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation.

The administrative fee paid to Minnesota Life is equal, on an annual basis, to
0.15 percent of the average daily net assets of the Account. Within each contract, premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to 3.50 percent depending on the applicable state law. No premium taxes were deducted from the purchase payments for the years ended December 31, 2011 and 2010.

A contingent deferred sales charge may be imposed on a MultiOption Legend contract owner on a four year, per deposit basis, if a contract's accumulation value is reduced by a withdrawal or surrender. No contingent deferred sales charge was collected for the years ended December 31, 2011 and 2010, respectively.

In addition to the base contract, optional death and living benefit riders are available as set forth in the product's prospectus. Some of these benefits have separate account charges that are computed daily and each of which can be equal on an annual basis to 0.15 percent to 0.50 percent of the average daily net assets of the Account. These are charged through the daily unit value calculation. Other benefits have a charge that may be based on accumulation value or benefit base and are deducted periodically from the accumulation value of the contract.

MULTIOPTION EXTRA:

The mortality and expense risk charge paid to Minnesota Life is computed daily and is equal, on an annual basis, to 1.70 percent of the average daily net assets of the Account. This is charged through the daily unit value calculation.

The administrative fee paid to Minnesota Life is equal, on an annual basis, to
0.15 percent of the average daily net assets of the Account. Within each contract, premium taxes may be deducted from purchase payments or at the commencement of annuity payments. Currently such taxes range from 0 to 3.50 percent depending on the applicable state law. No premium taxes were deducted from the purchase payments for the years ended December 31, 2011 and 2010.

A contingent deferred sales charge may be imposed on a MultiOption Extra contract owner on a four year, per deposit basis, if a contract's accumulation value is reduced by a withdrawal or surrender. No contingent deferred sales charge was collected for the years ended December 31, 2011 and 2010, respectively.

In addition to the base contract, optional death and living benefit riders are available as set forth in the product's prospectus. Some of these benefits have separate account charges that are computed daily and each of which can be equal on an annual basis to 0.15 percent to 0.50 percent of the average daily net assets of the Account. These are charged through the daily unit value calculation. Other benefits have a charge that may be based on accumulation value or benefit base and are deducted periodically from the accumulation value of the contract.

OTHER

To the extent the Account invests in the Advantus Series Fund, Inc., the Account indirectly incurs management fees that are payable to Advantus. The advisory fee agreement provides for payments ranging from 0.15 percent to 0.70 percent of average daily net assets. In addition, the Advantus Series Fund, Inc. has adopted a Rule 12b-1 distribution plan covering all of the portfolios. Under the plan, the Advantus Series Fund, Inc. pays distribution fees equal to 0.25 percent of average daily net assets to Securian. Each Portfolio pays an annual fee ranging from 0.01 percent to 0.05 percent of net assets to State Street, Inc. for daily fund accounting services. Advantus Series Fund, Inc. also pays an administrative services fee to Minnesota Life.

To the extent the Account invests in non-affiliated funds, the Account will also indirectly incur fees.

(4)  FAIR VALUE MEASUREMENTS

In accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement (ASC 820), fair value is defined as the price that the Account would receive upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

The fair value of the Account's financial assets and financial liabilities has been determined using available market information as of December 31, 2011 and 2010. Although the Account is not aware of any factors that would significantly affect the fair value of financial assets and financial liabilities, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Account primarily uses the market approach which utilizes relevant information generated by market transactions involving identical or comparable assets or liabilities. When applying the market approach, the Account maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Account. Unobservable inputs reflect the Account's estimates about the assumptions market participants would use in valuing financial assets and financial liabilities based on the best information available in the circumstances.

The Account is required to categorize its financial assets and financial liabilities recorded on the balance sheets according to a three-level hierarchy. A level is assigned to each financial asset and financial liability based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Fair value is based on other significant observable market-based inputs (including quoted prices for similar securities, interest rates, credit risk and prepayment speed).

Level 3 - Fair value is based on at least one or more significant unobservable inputs, which may include the Account's own assumptions in determining the fair value of investments.

The Account uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset or liability to be reclassified to a lower level. Inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Account will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

For the year ended December 31, 2011, all investments in the Account were valued using Level 1 inputs. There were no Level 2 or Level 3 inputs used to value the investments during the period.

(5) INVESTMENT TRANSACTIONS

The Account's purchases of Underlying Funds shares, including reinvestment of dividend distributions, were as follows during the period ended December 31, 2011:

Advantus Bond Class 2                               $ 9,684,902
Advantus Money Market                                31,636,358
Advantus Index 500 Class 2                            4,277,754
Advantus Mortgage Securities Class 2                  2,314,729
Advantus International Bond Class 2                   7,825,061
Advantus Index 400 Mid-Cap Class 2                    5,937,312
Advantus Real Estate Securities Class 2               3,218,938
Invesco V.I. Capital Appreciation                       180,495
Invesco V.I. Core Equity                                308,459
Invesco V.I. Small Cap Equity                         2,134,737
Alliance Bernstein International Value                  306,898
American Century Income and Growth                      331,496
American Century VP Inflation Protection             14,002,998
American Century Ultra                                  376,257
American Century Value                                4,392,171
American Funds IS Global Bond Class 2                   879,376
American Funds IS Global Growth Class 2                 445,564
American Funds IS Global Small Cap Class 2              248,115
American Funds IS Growth Class 2                      1,159,501
American Funds IS Growth-Income Class 2                 860,614
American Funds IS International Class 2                 980,319
American Funds IS New World Class 2                     581,434
American Funds IS U.S. Govt Sec Class 2               3,046,699
Credit Suisse Trust International Equity Flex III       747,997
Fidelity High Income                                  7,320,934
Fidelity VIP Contrafund                               3,076,461
Fidelity VIP Equity-Income                            2,917,279
Fidelity VIP Mid-Cap                                  2,483,145
Franklin Small Cap Value                              1,879,171
Franklin Small Mid Cap                                1,713,053
Franklin Large Cap Growth Securities                    410,586
Franklin Mutual Shares Securities                     1,366,095
Templeton Developing Markets Securities               4,438,645
Goldman Sachs VIT Government Income                   6,384,260
Ibbotson Aggressive Growth                            1,528,282
Ibbotson Balanced                                     8,591,110
Ibbotson Conservative                                 6,532,518
Ibbotson Growth                                       2,424,155
Ibbotson Income and Growth                            8,901,685
Invesco Van Kampen V.I. Capital Growth                  591,209
Invesco Van Kampen V.I. Comstock                      4,064,564
Invesco Van Kampen V.I. Growth and Income               417,563
Invesco Van Kampen V.I. Mid Cap Value                   210,449
Invesco Van Kampen V.I. Equity and Income             1,852,191
Ivy Funds VIP Asset Strategy                         21,212,064

Ivy Funds VIP Balanced                               15,830,540
Ivy Funds VIP Bond                                   17,639,749
Ivy Funds VIP Core Equity                            10,089,179
Ivy Funds VIP Dividend Income                         2,610,663
Ivy Funds VIP Energy                                  1,296,998
Ivy Funds VIP Global Natural Resources                5,884,546
Ivy Funds VIP Growth                                 12,221,067
Ivy Funds VIP High Income                             5,171,648
Ivy Funds VIP International Growth                    8,363,886
Ivy Funds VIP International Value                    14,014,400
Ivy Funds VIP Micro-Cap Growth                        3,201,377
Ivy Funds VIP Mid Cap Growth                          5,423,497
Ivy Funds VIP Money Market                            7,223,477
Ivy Funds VIP Pathfinder Aggressive                   1,815,739
Ivy Funds VIP Pathfinder Conservative                 6,770,906
Ivy Funds VIP Pathfinder Moderate                    22,195,439
Ivy Funds VIP Pathfinder Moderately Aggressive       30,235,517
Ivy Funds VIP Pathfinder Moderately Conservative     11,857,159
Ivy Funds VIP Real Estate Securities                    743,350
Ivy Funds VIP Science & Technology                    6,369,897
Ivy Funds VIP Small Cap Growth                        6,532,843
Ivy Funds VIP Small Cap Value                         5,414,853
Ivy Funds VIP Value                                   6,740,650
Ivy Funds VIP Global Bond                             2,637,175
Ivy Funds VIP Limited-Term Bond                       5,264,480
Janus Aspen Balanced                                  3,294,935
Janus Aspen Forty                                     1,684,737
Janus Aspen Overseas                                  9,720,243
Janus Aspen Mid Cap Value                             2,101,080
MFS Investors Growth Stock                            3,070,914
MFS Mid Cap Growth                                      130,598
MFS New Discovery                                     2,367,054
MFS Value                                             5,484,511
Neuberger AMT Socially Responsive                       127,059
Oppenheimer Capital Appreciation                        353,314
Oppenheimer High Income                               3,928,720
Oppenheimer Main Street Small Cap                       193,216
Oppenheimer International Growth                      1,082,657
PIMCO Funds VIT Low Duration                         14,498,848
PIMCO Funds VIT Total Return                         24,510,609
Putnam VT Growth and Income                             133,564
Putnam VT International Equity                          449,232
Putnam VT New Opportunities                             249,392
Putnam VT Equity Income                                 521,270
Putnam VT Voyager                                     2,733,532
Morgan Stanley UIF Emerging Markets Equity            2,354,134

(6)  UNIT ACTIVITY FROM CONTRACT TRANSACTIONS

Transactions in units for each segregated sub-account for the years ended December 31, 2011 and 2010 were as follows:

                                                              SEGREGATED SUB-ACCOUNTS
                                          ----------------------------------------------------------------
                                                                     ADVANTUS     ADVANTUS      ADVANTUS
                                           ADVANTUS     ADVANTUS      INDEX       MORTGAGE   INTERNATIONAL
                                             BOND        MONEY         500       SECURITIES      BOND
                                            CLASS 2      MARKET       CLASS 2      CLASS 2      CLASS 2
                                          -----------  -----------  -----------  ----------  ------------
Units outstanding at
   December 31, 2009                      140,897,573   46,944,447   64,777,011  48,097,169    43,385,285
      Contract purchase
         payments                          11,815,631   20,635,062    1,965,729   3,209,354     6,373,729
      Contract terminations, withdrawal
         payments and charges             (15,419,920) (25,468,781)  (8,752,080) (6,715,451)   (3,275,311)
                                          -----------   ----------   ----------  ----------    ----------
Units outstanding at
   December 31, 2010                      137,293,284   42,110,728   57,990,660  44,591,072    46,483,703
      Contract purchase
         payments                           6,450,238   26,184,387    1,532,168   1,523,930     5,412,987
      Contract terminations, withdrawal
         payments and charges             (20,639,300) (25,916,226)  (7,889,795) (7,721,299)   (3,882,966)
                                          -----------   ----------   ----------  ----------    ----------
Units outstanding at
   December 31, 2011                      123,104,222   42,378,889   51,633,033  38,393,703    48,013,724
                                          ===========   ==========   ==========  ==========    ==========

                                                              SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------
                                           ADVANTUS    ADVANTUS
                                           INDEX 400  REAL ESTATE  INVESCO V.I.  INVESCO V.I.  INVESCO V.I.
                                            MID-CAP    SECURITIES    CAPITAL        CORE        SMALL CAP
                                            CLASS 2     CLASS 2    APPRECIATION    EQUITY        EQUITY
                                          ----------  -----------  ------------  ------------  ------------
Units outstanding at
   December 31, 2009                      34,387,142   26,575,350    4,747,001      431,118     8,208,727
      Contract purchase
         payments                          2,052,548    1,618,257      251,512      548,293     2,386,045
      Contract terminations, withdrawal
         payments and charges             (3,877,712)  (4,309,148)    (691,665)     (98,987)     (689,393)
                                          ----------   ----------    ---------      -------    ----------
Units outstanding at
   December 31, 2010                      32,561,978   23,884,459    4,306,848      880,424     9,905,379
      Contract purchase
         payments                          2,722,037    1,391,579      156,607      217,536     2,407,911
      Contract terminations, withdrawal
         payments and charges             (4,289,597)  (3,555,326)    (633,775)    (363,958)   (1,011,353)
                                          ----------   ----------    ---------      -------    ----------
 Units outstanding at
   December 31, 2011                      30,994,418   21,720,712    3,829,680      734,002    11,301,937
                                          ==========   ==========    =========      =======    ==========

                                                              SEGREGATED SUB-ACCOUNTS
                                          ---------------------------------------------------------------
                                             ALLIANCE     AMERICAN     AMERICAN
                                            BERNSTEIN      CENTURY     CENTURY      AMERICAN    AMERICAN
                                          INTERNATIONAL    INCOME    VP INFLATION    CENTURY    CENTURY
                                              VALUE      AND GROWTH   PROTECTION      ULTRA      VALUE
                                          -------------  ----------  ------------  ----------  ----------
Units outstanding at
   December 31, 2009                        1,115,561    2,290,027     9,811,848   34,338,881  22,299,226
      Contract purchase
         payments                             328,907      111,320    12,022,682      602,920   3,610,805
      Contract terminations, withdrawal
         payments and charges                (194,094)    (439,906)   (2,126,384)  (5,157,259) (1,169,961)
                                            ---------    ---------    ----------   ----------  ----------
Units outstanding at
   December 31, 2010                        1,250,374    1,961,441    19,708,146   29,784,542  24,740,070
      Contract purchase
         payments                             506,669      235,211    10,551,875      347,413   2,686,187
      Contract terminations, withdrawal
         payments and charges                (231,032)    (362,816)   (2,152,729)  (5,804,733) (1,736,057)
                                            ---------    ---------    ----------   ----------  ----------
Units outstanding at
   December 31, 2011                        1,526,011    1,833,836    28,107,292   24,327,222  25,690,200
                                            =========    =========    ==========   ==========  ==========

                                                              SEGREGATED SUB-ACCOUNTS
                                          ----------------------------------------------------------------------
                                            AMERICAN      AMERICAN        AMERICAN      AMERICAN      AMERICAN
                                            FUNDS IS      FUNDS IS        FUNDS IS      FUNDS IS      FUNDS IS
                                          GLOBAL BOND  GLOBAL GROWTH  GLOBAL SMALL CAP   GROWTH    GROWTH-INCOME
                                            CLASS 2       CLASS 2         CLASS 2        CLASS 2      CLASS 2
                                          -----------  -------------  ----------------  ---------  -------------
Units outstanding at
   December 31, 2009                             --            --              --              --          --
      Contract purchase
         payments                                --            --              --              --          --
      Contract terminations, withdrawal
         payments and charges                    --            --              --              --          --
                                            -------       -------         -------       ---------     -------
Units outstanding at
   December 31, 2010                             --            --              --              --          --
      Contract purchase
         payments                           857,663       516,447         296,418       1,289,667     930,948
      Contract terminations, withdrawal
         payments and charges               (50,714)      (13,544)        (10,547)        (64,684)    (37,631)
                                            -------       -------         -------       ---------     -------
Units outstanding at
   December 31, 2011                        806,949       502,903         285,871       1,224,983     893,317
                                            =======       =======         =======       =========     =======

                                                              SEGREGATED SUB-ACCOUNTS
                                          --------------------------------------------------------------------
                                             AMERICAN     AMERICAN     AMERICAN    CREDIT SUISSE
                                             FUNDS IS     FUNDS IS     FUNDS IS         TRUST        FIDELITY
                                          INTERNATIONAL  NEW WORLD  U.S. GOVT SEC   INTERNATIONAL      HIGH
                                             CLASS 2      CLASS 2      CLASS 2     EQUITY FLEX III    INCOME
                                          -------------  ---------  -------------  ---------------  ----------
Units outstanding at
   December 31, 2009                               --          --            --      1,961,418      10,101,068
      Contract purchase
         payments                                  --          --            --      1,916,868       3,705,387
      Contract terminations, withdrawal
         payments and charges                      --          --            --     (1,711,460)     (1,784,183)
                                            ---------     -------     ---------     ----------      ----------
Units outstanding at
   December 31, 2010                               --          --            --      2,166,826      12,022,272
      Contract purchase
         payments                           1,131,584     653,574     2,886,271      1,156,130       5,310,814
      Contract terminations, withdrawal
         payments and charges                 (55,176)    (15,330)     (824,179)    (3,322,956)     (2,504,144)
                                            ---------     -------     ---------     ----------      ----------
Units outstanding at
   December 31, 2011                        1,076,408     638,244     2,062,092             --      14,828,942
                                            =========     =======     =========     ==========      ==========

                                                              SEGREGATED SUB-ACCOUNTS
                                          --------------------------------------------------------------------
                                                                                      FRANKLIN
                                          FIDELITY VIP   FIDELITY VIP  FIDELITY VIP   SMALL CAP    FRANKLIN
                                           CONTRAFUND   EQUITY-INCOME    MID-CAP        VALUE    SMALL MID CAP
                                          ------------  -------------  ------------  ----------  -------------
Units outstanding at
   December 31, 2009                      34,359,074      82,024,548    19,820,448    6,489,098    11,687,234
      Contract purchase
         payments                          1,824,348       1,596,347     1,059,241    2,235,293     1,501,954
      Contract terminations, withdrawal
         payments and charges             (5,333,044)    (10,931,910)   (3,133,115)    (552,311)   (3,016,073)
                                          ----------     -----------    ----------    ---------    ----------
Units outstanding at
   December 31, 2010                      30,850,378      72,688,985    17,746,574    8,172,080    10,173,115
      Contract purchase
         payments                          1,760,797         890,595     1,008,750    2,062,893     1,519,062
      Contract terminations, withdrawal
         payments and charges             (4,764,133)    (12,961,009)   (3,530,955)    (874,950)   (2,977,823)
                                          ----------     -----------    ----------    ---------    ----------
Units outstanding at
   December 31, 2011                      27,847,042      60,618,571    15,224,369    9,360,023     8,714,354
                                          ==========     ===========    ==========    =========    ==========

                                                              SEGREGATED SUB-ACCOUNTS
                                          --------------------------------------------------------------
                                           FRANKLIN                  TEMPLETON     GOLDMAN
                                           LARGE CAP    FRANKLIN     DEVELOPING   SACHS VIT   IBBOTSON
                                            GROWTH    MUTUAL SHARES   MARKETS    GOVERNMENT  AGGRESSIVE
                                          SECURITIES   SECURITIES    SECURITIES    INCOME      GROWTH
                                          ----------  -------------  ----------  ----------  ----------
Units outstanding at
   December 31, 2009                       2,534,456    7,510,222    15,439,856          --   2,216,149
      Contract purchase
         payments                            240,561      787,980     1,467,688   4,281,246   1,176,980
      Contract terminations, withdrawal
         payments and charges               (506,709)    (966,763)   (3,231,021)    (26,579)   (315,302)
                                           ---------   ----------    ----------   ---------   ---------
Units outstanding at
   December 31, 2010                       2,268,308    7,331,439    13,676,523   4,254,667   3,077,827
      Contract purchase
         payments                            308,901      807,130     1,812,618   5,776,628   1,797,409
      Contract terminations, withdrawal
         payments and charges               (477,858)  (1,541,845)   (2,727,532)   (458,686)   (743,949)
                                           ---------   ----------    ----------   ---------   ---------
Units outstanding at
   December 31, 2011                       2,099,351    6,596,724    12,761,609   9,572,609   4,131,287
                                           =========   ==========    ==========   =========   =========

                                                              SEGREGATED SUB-ACCOUNTS
                                          --------------------------------------------------------------
                                                                                               INVESCO
                                                                                  IBBOTSON    VAN KAMPEN
                                           IBBOTSON     IBBOTSON      IBBOTSON     INCOME    V.I. CAPITAL
                                           BALANCED   CONSERVATIVE     GROWTH    AND GROWTH     GROWTH
                                          ----------  ------------  -----------  ----------  ------------
Units outstanding at
   December 31, 2009                      39,165,109    7,167,271    31,643,097  16,421,587    251,569
      Contract purchase
         payments                         13,211,159    4,393,069     2,795,300   8,203,514    212,369
      Contract terminations, withdrawal
         payments and charges             (1,755,294)  (1,439,710)   (2,653,381)   (984,363)  (196,840)
                                          ----------   ----------    ----------  ----------    -------
Units outstanding at
   December 31, 2010                      50,620,974   10,120,630    31,785,016  23,640,738    267,098
      Contract purchase
         payments                          8,000,970    5,666,224     2,256,306   8,364,737    401,705
      Contract terminations, withdrawal
         payments and charges             (5,947,687)  (1,552,700)   (6,034,016) (2,379,114)   (79,370)
                                          ----------   ----------    ----------  ----------    -------
Units outstanding at
   December 31, 2011                      52,674,257   14,234,154    28,007,306  29,626,361    589,433
                                          ==========   ==========    ==========  ==========    =======

                                                                 SEGREGATED SUB-ACCOUNTS
                                          --------------------------------------------------------------------
                                                           INVESCO      INVESCO       INVESCO
                                             INVESCO      VAN KAMPEN   VAN KAMPEN   VAN KAMPEN   IVY FUNDS VIP
                                            VAN KAMPEN   V.I. GROWTH  V.I. MID CAP  V.I. EQUITY      ASSET
                                          V.I. COMSTOCK   AND INCOME     VALUE      AND INCOME     STRATEGY
                                          -------------  -----------  ------------  -----------  -------------
Units outstanding at
   December 31, 2009                        3,601,987     2,357,482       67,779     1,226,941     60,544,827
      Contract purchase
         payments                           2,076,317       581,559      180,822        74,795     13,728,318
      Contract terminations, withdrawal
         payments and charges                (469,695)     (699,516)     (26,239)     (194,816)    (5,512,472)
                                            ---------     ---------      -------     ---------     ----------
Units outstanding at
   December 31, 2010                        5,208,609     2,239,525      222,362     1,106,920     68,760,673
      Contract purchase
         payments                           2,789,806       255,978      227,491       280,754      9,030,421
      Contract terminations, withdrawal
         payments and charges                (414,984)     (516,041)     (79,490)     (205,356)    (6,488,783)
                                            ---------     ---------      -------     ---------     ----------
Units outstanding at
   December 31, 2011                        7,583,431     1,979,462      370,363     1,182,318     71,302,311
                                            =========     =========      =======     =========     ==========

                                                                   SEGREGATED SUB-ACCOUNTS
                                          -------------------------------------------------------------------------
                                                                                       IVY FUNDS VIP
                                          IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP     DIVIDEND    IVY FUNDS VIP
                                            BALANCED         BOND        CORE EQUITY       INCOME        ENERGY
                                          -------------  -------------  -------------  -------------  -------------
Units outstanding at
   December 31, 2009                        35,895,654    31,415,109     15,885,019     11,609,153      7,518,486
      Contract purchase
         payments                            2,865,524    30,350,511      4,478,432      2,906,563      1,885,491
      Contract terminations, withdrawal
         payments and charges               (5,575,748)   (1,295,020)    (2,367,579)      (807,047)    (2,685,200)
                                            ----------    ----------     ----------     ----------     ----------
Units outstanding at
   December 31, 2010                        33,185,430    60,470,600     17,995,872     13,708,669      6,718,777
      Contract purchase
         payments                            3,457,306    12,530,167      6,238,549      1,955,607      1,111,838
      Contract terminations, withdrawal
         payments and charges               (4,734,118)   (6,820,867)    (2,458,194)    (1,585,687)    (1,383,059)
                                            ----------    ----------     ----------     ----------     ----------
Units outstanding at
   December 31, 2011                        31,908,618    66,179,900     21,776,227     14,078,589      6,447,556
                                            ==========    ==========     ==========     ==========     ==========

                                                                    SEGREGATED SUB-ACCOUNTS
                                          ---------------------------------------------------------------------------
                                          IVY FUNDS VIP                  IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                          GLOBAL NATURAL  IVY FUNDS VIP      HIGH       INTERNATIONAL  INTERNATIONAL
                                            RESOURCES         GROWTH        INCOME         GROWTH          VALUE
                                          --------------  -------------  -------------  -------------  --------------
Units outstanding at
   December 31, 2009                        27,715,035     102,589,393     26,341,150    15,524,625      83,831,899
      Contract purchase
         payments                            4,530,890       7,070,175      2,273,554     5,311,120       5,660,938
      Contract terminations, withdrawal
         payments and charges               (4,370,625)     (8,478,451)    (2,230,254)   (1,047,841)     (8,783,978)
                                            ----------     -----------     ----------    ----------      ----------
Units outstanding at
   December 31, 2010                        27,875,300     101,181,117     26,384,450    19,787,904      80,708,859
      Contract purchase
         payments                            4,174,843       4,229,471      1,556,968     5,377,776       6,518,021
      Contract terminations, withdrawal
         payments and charges               (3,556,925)    (10,804,596)    (3,907,176)   (1,377,378)     (7,355,609)
                                            ----------     -----------     ----------    ----------      ----------
Units outstanding at
   December 31, 2011                        28,493,218      94,605,992     24,034,242    23,788,302      79,871,271
                                            ==========     ===========     ==========    ==========      ==========

                                                                    SEGREGATED SUB-ACCOUNTS
                                          ---------------------------------------------------------------------------
                                          IVY FUNDS VIP  IVY FUNDS VIP   IVY FUNDS VIP  IVY FUNDS VIP  IVY FUNDS VIP
                                            MICRO-CAP       MID CAP          MONEY        PATHFINDER     PATHFINDER
                                             GROWTH          GROWTH         MARKET        AGGRESSIVE    CONSERVATIVE
                                          -------------  --------------  -------------  -------------  --------------
Units outstanding at
   December 31, 2009                       10,358,930      10,231,443      9,728,906      5,104,375     18,729,559
      Contract purchase
         payments                           2,759,951       2,620,713      4,265,224      3,413,189     10,091,654
      Contract terminations, withdrawal
         payments and charges              (1,488,134)     (2,861,630)    (4,173,605)      (103,811)    (2,886,350)
                                           ----------      ----------     ----------     ----------     ----------
Units outstanding at
   December 31, 2010                       11,630,747       9,990,526      9,820,525      8,413,753     25,934,863
      Contract purchase
         payments                           1,965,204       2,930,459      6,857,391      1,641,794      5,727,249
      Contract terminations, withdrawal
         payments and charges              (2,120,374)     (1,177,406)    (5,203,764)    (1,654,342)    (2,262,443)
                                           ----------      ----------     ----------     ----------     ----------
Units outstanding at
   December 31, 2011                       11,475,577      11,743,579     11,474,152      8,401,205     29,399,669
                                           ==========      ==========     ==========     ==========     ==========

                                                                    SEGREGATED SUB-ACCOUNTS
                                          ---------------------------------------------------------------------------
                                                         IVY FUNDS VIP  IVY FUNDS VIP
                                          IVY FUNDS VIP    PATHFINDER     PATHFINDER    IVY FUNDS VIP  IVY FUNDS VIP
                                            PATHFINDER     MODERATELY     MODERATELY     REAL ESTATE     SCIENCE &
                                             MODERATE      AGGRESSIVE    CONSERVATIVE     SECURITIES    TECHNOLOGY
                                          -------------  -------------  --------------  -------------  --------------
Units outstanding at
   December 31, 2009                        96,308,869    110,871,827     31,240,117      8,911,189      20,646,570
      Contract purchase
         payments                           34,042,145     23,823,429     13,163,900        649,272       2,594,977
      Contract terminations, withdrawal
         payments and charges               (2,864,118)    (1,433,870)    (2,344,710)    (1,093,790)     (1,895,766)
                                           -----------    -----------     ----------     ----------      ----------
Units outstanding at
   December 31, 2010                       127,486,896    133,261,386     42,059,307      8,466,671      21,345,781
      Contract purchase
         payments                           19,321,193     27,633,175     10,512,130        462,212       2,706,277
      Contract terminations, withdrawal
         payments and charges               (4,261,667)    (3,109,609)    (3,777,216)      (910,944)     (2,376,632)
                                           -----------    -----------     ----------     ----------      ----------
Units outstanding at
   December 31, 2011                       142,546,422    157,784,952     48,794,221      8,017,939      21,675,426
                                           ===========    ===========     ==========     ==========      ==========

                                                                   SEGREGATED SUB-ACCOUNTS
                                          -------------------------------------------------------------------------
                                          IVY FUNDS VIP  IVY FUNDS VIP                 IVY FUNDS VIP  IVY FUNDS VIP
                                            SMALL CAP      SMALL CAP    IVY FUNDS VIP    GLOBAL       LIMITED-TERM
                                             GROWTH          VALUE          VALUE         BOND            BOND
                                          -------------  -------------  -------------  -------------  -------------
Units outstanding at
   December 31, 2009                       34,388,500      40,042,460     52,735,801            --              --
      Contract purchase
         payments                           3,113,837       2,274,526      3,354,730            --              --
      Contract terminations, withdrawal
         payments and charges              (4,305,261)     (5,708,053)    (5,934,220)           --              --
                                           ----------      ----------     ----------     ---------       ---------
Units outstanding at
   December 31, 2010                       33,197,076      36,608,933     50,156,311            --              --
      Contract purchase
         payments                           4,043,923       3,485,007      4,818,060     2,630,948       5,174,549
      Contract terminations, withdrawal
         payments and charges              (4,604,464)     (4,847,906)    (5,750,360)     (447,222)       (602,011)
                                           ----------      ----------     ----------     ---------       ---------
Units outstanding at
   December 31, 2011                       32,636,535      35,246,034     49,224,011     2,183,726       4,572,538
                                           ==========      ==========     ==========     =========       =========

                                                             SEGREGATED SUB-ACCOUNTS
                                          -------------------------------------------------------------
                                            JANUS        JANUS      JANUS     JANUS ASPEN      MFS
                                            ASPEN        ASPEN      ASPEN       MID CAP     INVESTORS
                                           BALANCED      FORTY     OVERSEAS      VALUE     GROWTH STOCK
                                          ----------  ----------  ----------  -----------  ------------
Units outstanding at
   December 31, 2009                       7,270,901  26,651,654  37,817,405   4,695,146    15,441,205
      Contract purchase
         payments                          2,155,578   3,268,832   2,641,130   2,379,189     3,226,797
      Contract terminations, withdrawal
         payments and charges             (1,173,489) (5,191,228) (6,691,892)   (165,388)     (653,020)
                                          ----------  ----------  ----------   ---------    ----------
Units outstanding at
   December 31, 2010                       8,252,990  24,729,258  33,766,643   6,908,947    18,014,982
      Contract purchase
         payments                          1,439,110   1,298,004   3,459,606   2,124,746     2,287,074
      Contract terminations, withdrawal
         payments and charges             (1,430,775) (4,412,283) (5,676,315)   (502,818)   (1,129,889)
                                          ----------  ----------  ----------   ---------    ----------
Units outstanding at
   December 31, 2011                       8,261,325  21,614,979  31,549,934   8,530,875    19,172,167
                                          ==========  ==========  ==========   =========    ==========

                                                             SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------
                                                                             NEUBERGER
                                             MFS       MFS                       AMT      OPPENHEIMER
                                           MID CAP     NEW          MFS       SOCIALLY      CAPITAL
                                           GROWTH    DISCOVERY     VALUE     RESPONSIVE  APPRECIATION
                                          --------  ----------   ----------  ----------  ------------
Units outstanding at
   December 31, 2009                       591,349   5,870,471   34,639,045    258,161    2,620,587
      Contract purchase
         payments                          214,768     391,346    5,394,640    284,184      268,277
      Contract terminations, withdrawal
         payments and charges             (197,679) (1,315,526)  (1,511,942)   (24,088)    (600,981)
                                          --------  ----------   ----------    -------    ---------
Units outstanding at
   December 31, 2010                       608,438   4,946,291   38,521,743    518,257    2,287,883
      Contract purchase
         payments                          106,857     683,595    3,146,185    145,878      276,569
      Contract terminations, withdrawal
         payments and charges             (139,468) (1,122,066)  (3,044,443)   (87,128)    (727,478)
                                          --------  ----------   ----------    -------    ---------
Units outstanding at
   December 31, 2011                       575,827   4,507,820   38,623,485    577,007    1,836,974
                                          ========  ==========   ==========    =======    =========

                                                               SEGREGATED SUB-ACCOUNTS
                                          -----------------------------------------------------------------
                                                       OPPENHEIMER   OPPENHEIMER   PIMCO FUNDS  PIMCO FUNDS
                                          OPPENHEIMER  MAIN STREET  INTERNATIONAL    VIT LOW     VIT TOTAL
                                          HIGH INCOME   SMALL CAP       GROWTH      DURATION       RETURN
                                          -----------  -----------  -------------  -----------  -----------
Units outstanding at
   December 31, 2009                       55,985,903     345,848     2,550,767            --            --
      Contract purchase
         payments                           4,646,459     289,933       327,918     9,029,759    18,611,224
      Contract terminations, withdrawal
         payments and charges              (9,559,197)    (84,633)     (503,826)      (98,912)   (1,100,792)
                                           ----------    --------     ---------    ----------    ----------
Units outstanding at
   December 31, 2010                       51,073,165     551,148     2,374,859     8,930,847    17,510,432
      Contract purchase
         payments                           5,282,966     216,390       497,332    14,146,639    22,489,073
      Contract terminations, withdrawal
         payments and charges              (9,597,058)   (127,664)     (715,287)   (1,245,782)   (2,820,486)
                                           ----------    --------     ---------    ----------    ----------
 Units outstanding at
   December 31, 2011                       46,759,073     639,874     2,156,904    21,831,704    37,179,019
                                           ==========    ========     =========    ==========    ==========

                                                               SEGREGATED SUB-ACCOUNTS
                                          --------------------------------------------------------------
                                           PUTNAM VT    PUTNAM VT      PUTNAM VT    PUTNAM VT
                                          GROWTH AND  INTERNATIONAL       NEW         EQUITY   PUTNAM VT
                                            INCOME       EQUITY      OPPORTUNITIES    INCOME    VOYAGER
                                          ----------  -------------  -------------  ---------  ---------

Units outstanding at
   December 31, 2009                       1,088,479   4,911,722       251,101      1,701,127    836,915
      Contract purchase
         payments                            110,804     245,748        50,974        237,920    994,182
      Contract terminations, withdrawal
         payments and charges               (175,297)   (812,074)      (32,714)      (159,335)  (310,486)
                                           ---------   ---------       -------      ---------  ---------
Units outstanding at
   December 31, 2010                       1,023,986   4,345,396       269,361      1,779,712  1,520,611
      Contract purchase
         payments                            103,535     208,185       164,785        394,049  1,782,623
      Contract terminations, withdrawal
         payments and charges               (218,255)   (957,708)      (65,503)      (300,468)  (546,701)
                                           ---------   ---------       -------      ---------  ---------
Units outstanding at
   December 31, 2011                         909,266   3,595,873       368,643      1,873,293  2,756,533
                                           =========   =========       =======      =========  =========

                                        SEGREGATED SUB-ACCOUNTS
                                        -----------------------
                                            MORGAN STANLEY
                                             UIF EMERGING
                                               MARKETS
                                                EQUITY
                                            --------------
Units outstanding at
   December 31, 2009                         4,766,549
      Contract purchase
         payments                            2,793,935
      Contract terminations, withdrawal
         payments and charges                 (587,766)
                                             ---------
Units outstanding at
   December 31, 2010                         6,972,718
      Contract purchase
         payments                            3,264,810
      Contract terminations, withdrawal
         payments and charges                 (888,805)
                                             ---------
Units outstanding at
   December 31, 2011                         9,348,723
                                             =========

(7) FINANCIAL HIGHLIGHTS

A summary of units outstanding, unit values, net assets, ratios, and total return for variable annuity contracts for the years ended December 31, 2011, 2010, 2009, 2008, and 2007 is as follows:

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Advantus Bond Class 2
      2011                                    123,104,222  1.04 to 4.54  185,651,283     0.00%    0.15% to 2.95%      6.53% to 7.86%
      2010                                    137,293,284  0.84 to 4.21  193,861,892     0.00%    0.15% to 2.95%      6.24% to 8.11%
      2009                                    140,897,572  0.82 to 3.85  186,788,832     0.00%    0.15% to 2.95%    12.21% to 15.39%
      2008                                    137,165,882  0.83 to 3.34  162,840,509     0.00%    0.15% to 2.70%  -16.04% to -13.65%
      2007                                    145,226,521  0.99 to 3.86  208,541,053     0.00%    0.15% to 2.70%     -0.70% to 2.14%
Advantus Money Market
      2011                                     42,378,889  0.91 to 2.37   53,238,712     0.00%    0.15% to 2.95%    -2.90% to -0.15%
      2010                                     42,110,728  0.77 to 2.37   52,945,041     0.04%    0.15% to 2.95%    -2.91% to -1.20%
      2009                                     46,944,447  0.81 to 2.37   59,612,988     0.30%    0.15% to 2.95%     -2.64% to 0.12%
      2008                                     62,460,775  1.00 to 2.37   81,565,810     1.99%    0.15% to 2.70%      1.58% to 4.48%
      2007                                     46,884,970  1.00 to 2.33   60,232,879     4.49%    0.15% to 2.65%      1.67% to 4.23%
Advantus Index 500 Class 2
      2011                                     51,633,033  0.93 to 5.68  121,561,386     0.00%    0.15% to 2.65%     -1.35% to 1.44%
      2010                                     57,990,660  0.83 to 5.60  134,709,384     0.00%    0.15% to 2.65%    11.21% to 13.17%
      2009                                     64,777,011  0.75 to 4.90  131,119,756     0.00%    0.15% to 2.65%    22.21% to 25.68%
      2008                                     72,514,828  0.66 to 3.90  118,329,030     0.00%    0.15% to 2.65%  -39.04% to -37.30%
      2007                                     84,519,950  1.07 to 6.22  223,928,815     0.00%    0.15% to 2.65%      1.95% to 4.87%
Advantus Mortgage Securities Class 2
      2011                                     38,393,703  0.94 to 4.46   61,244,089     0.00%    0.15% to 2.95%      3.64% to 6.57%
      2010                                     44,591,072  0.79 to 4.18   66,859,188     0.00%    0.15% to 2.95%      3.65% to 5.48%
      2009                                     48,097,169  0.78 to 3.92   69,742,214     0.00%    0.15% to 2.95%      4.91% to 7.89%
      2008                                     53,570,204  0.84 to 3.64   75,249,958     0.00%    0.15% to 2.70%  -15.50% to -13.10%
      2007                                     68,242,542  0.99 to 4.18  114,619,534     0.00%    0.15% to 2.40%      0.18% to 3.04%
Advantus International Bond Class 2
      2011                                     48,013,724  1.26 to 2.37  77,525,751      0.00%    0.15% to 2.95%    -3.15% to -0.41%
      2010                                     46,483,703  1.07 to 2.38  77,196,207      0.00%    0.15% to 2.95%    10.59% to 12.55%
      2009                                     43,385,285  1.00 to 2.09  64,982,851      0.00%    0.15% to 2.95%    14.14% to 17.38%
      2008                                     43,293,204  1.01 to 1.78  56,503,162      0.00%    0.15% to 2.70%      1.19% to 4.07%
      2007                                     41,431,353  1.03 to 1.71  53,588,882      0.00%    0.15% to 2.70%      6.23% to 9.27%
Advantus Index 400 Mid-Cap Class 2
      2011                                     30,994,418  0.95 to 2.81  62,696,742      0.00%    0.15% to 2.95%    -5.10% to -2.41%
      2010                                     32,561,978  1.00 to 2.88  68,004,218      0.00%    0.15% to 2.95%    22.27% to 24.43%
      2009                                     34,387,142  0.82 to 2.29  57,474,226      0.00%    0.15% to 2.95%    32.47% to 36.23%
      2008                                     35,415,838  0.62 to 1.68  44,016,480      0.00%    0.15% to 2.70%  -38.39% to -36.64%
      2007                                     32,557,968  1.01 to 2.65  65,303,332      0.00%    0.15% to 2.70%      4.30% to 7.28%
Advantus Real Estate Securities Class 2
      2011                                     21,720,712  0.90 to 3.08  52,758,375      0.00%    0.15% to 2.95%      2.36% to 5.26%
      2010                                     23,884,459  0.78 to 2.97  55,834,052      0.00%    0.15% to 2.95%    25.17% to 27.38%
      2009                                     26,575,350  0.62 to 2.23  48,836,671      0.00%    0.15% to 2.95%    20.97% to 24.41%
      2008                                     26,981,361  0.58 to 1.90  40,752,236      0.00%    0.15% to 2.70%  -38.14% to -36.37%
      2007                                     28,213,414  0.94 to 3.02  68,749,308      0.00%    0.15% to 2.70%  -18.22% to -15.89%
Invesco V.I. Capital Appreciation
      2011                                      3,829,680  0.89 to 1.17   4,434,515      0.00%    1.20% to 2.40%   -10.78% to -9.21%
      2010                                      4,306,848  0.75 to 1.29   5,488,930      0.52%    1.20% to 2.40%    11.86% to 13.83%
      2009                                      4,747,001  0.67 to 1.14   5,303,005      0.28%    1.20% to 2.40%    17.21% to 19.28%
      2008                                      5,095,587  0.73 to 0.95   4,763,841      0.00%    1.20% to 2.40%  -44.30% to -43.31%
      2007                                      5,401,297  1.29 to 1.68   8,887,199      0.00%    1.20% to 2.40%     8.47% to 10.39%
Invesco V.I. Core Equity
      2011                                        734,002  1.13 to 1.43   1,016,052      0.75%    1.20% to 2.15%    -3.19% to -1.48%
      2010                                        880,424  0.90 to 1.45   1,240,874      0.88%    1.20% to 2.15%      6.07% to 7.95%
      2009                                        431,118  0.85 to 1.34     535,283      1.70%    1.20% to 2.15%    24.26% to 26.46%
      2008                                        425,082  0.85 to 1.06     417,167      1.83%    1.20% to 2.05%  -32.25% to -31.16%
      2007                                        491,374  1.24 to 1.54     681,079      0.91%    1.20% to 2.05%      4.72% to 6.58%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Invesco V.I. Small Cap Equity
      2011                                     11,301,937  0.86 to 0.93   10,460,211     0.00%    1.20% to 2.95%    -3.86% to -2.17%
      2010                                      9,905,379  0.82 to 0.95    9,371,107     0.00%    1.20% to 2.95%    24.49% to 26.69%
      2009                                      8,208,727  0.67 to 0.75    6,130,150     0.17%    1.20% to 2.95%    17.38% to 19.45%
      2008                                      3,987,569  0.62 to 0.63    2,492,896     0.00%    1.20% to 2.50%  -33.40% to -32.22%
      2007 (d)                                     18,445  0.92 to 0.92       17,012     0.00%    1.20% to 1.35%    -8.12% to -7.77%
Alliance Bernstein International Value
      2011                                      1,526,011  0.44 to 0.46      706,778     4.00%    1.20% to 2.50%   -21.78% to -20.4%
      2010                                      1,250,374  0.50 to 0.58      727,660     2.78%    1.20% to 2.50%      1.27% to 3.06%
      2009                                      1,115,561  0.51 to 0.56      629,954     1.42%    1.20% to 2.50%    30.45% to 32.75%
      2008                                        762,948  0.42 to 0.43      324,529     0.58%    1.20% to 2.50%  -54.65% to -53.84%
      2007 (d)                                    869,782  0.92 to 0.92      801,533     0.00%    1.20% to 2.35%    -8.21% to -7.85%
American Century Income and Growth
      2011                                      1,833,836  1.12 to 1.36    2,438,648     1.31%    1.20% to 2.05%     -0.13% to 1.63%
      2010                                      1,961,441  0.78 to 1.33    2,564,877     1.25%    1.20% to 2.05%    10.55% to 12.50%
      2009                                      2,290,027  0.70 to 1.19    2,646,139     4.38%    1.20% to 2.05%    14.35% to 16.37%
      2008                                      2,487,180  0.86 to 1.02    2,463,054     1.80%    1.20% to 2.05%  -36.63% to -35.51%
      2007                                      2,953,275  1.35 to 1.58    4,507,503     1.52%    1.20% to 2.05%    -3.35% to -1.63%
American Century VP Inflation Protection
      2011                                     28,107,292  1.19 to 1.27   35,759,209     4.06%    1.20% to 2.70%     8.50% to 10.41%
      2010                                     19,708,146  1.00 to 1.15   22,710,216     1.61%    1.20% to 2.70%      2.05% to 3.85%
      2009                                      9,811,848  1.00 to 1.11   10,887,625     2.16%    1.20% to 2.70%      7.04% to 8.93%
      2008                                      3,803,193  1.00 to 1.02    3,874,597     4.47%    1.20% to 2.50%    -4.47% to -2.78%
      2007 (d)                                    277,346      1.05          290,589     0.87%    1.20% to 2.50%      4.37% to 4.77%
American Century Ultra
      2011                                     24,327,222  1.02 to 1.30   30,971,467     0.00%    1.20% to 2.40%    -2.06% to -0.34%
      2010                                     29,784,542  0.83 to 1.30   38,088,591     0.36%    1.20% to 2.65%    12.46% to 14.44%
      2009                                     34,338,881  0.76 to 1.14   38,389,095     0.18%    1.20% to 2.65%    30.61% to 32.92%
      2008                                     38,859,386  0.69 to 0.86   32,698,743     0.00%    1.20% to 2.65%  -43.35% to -42.35%
      2007                                     44,724,508  1.22 to 1.49   65,262,845     0.00%    1.20% to 2.65%    17.31% to 19.39%
American Century Value
      2011                                     25,690,200  0.84 to 1.51   38,613,480     1.89%    1.20% to 2.70%    -2.06% to -0.34%
      2010                                     24,740,070  0.84 to 1.51   37,286,285     2.12%    1.20% to 2.70%     9.75% to 11.69%
      2009                                     22,299,226  0.76 to 1.35   30,042,551     5.32%    1.20% to 2.70%    16.24% to 18.29%
      2008                                     22,034,921  0.95 to 1.15   25,033,415     2.37%    1.20% to 2.40%  -28.94% to -27.68%
      2007                                     26,229,715  1.32 to 1.58   41,139,485     1.33%    1.20% to 2.40%    -8.08% to -6.44%
American Funds IS Global Bond Class 2
      2011 (a)                                    806,949      0.99          802,088     3.64%    1.20% to 2.35%    -1.77% to -0.61%
American Funds IS Global Growth Class 2
      2011 (a)                                    502,903      0.83          417,249     2.58%    1.20% to 2.00%  -18.01% to -17.04%
American Funds IS Global Small Cap Class 2
      2011 (a)                                    285,871      0.76          218,639     0.33%    1.20% to 2.00%  -24.42% to -23.52%
American Funds IS Growth Class 2
      2011 (a)                                  1,224,983  0.86 to 0.87    1,063,564     0.73%    1.20% to 2.00%  -14.20% to -13.18%
American Funds IS Growth-Income Class 2
      2011 (a)                                    893,317      0.91          810,529     2.29%    1.20% to 2.25%   -10.33% to -9.27%
American Funds IS International Class 2
      2011 (a)                                  1,076,408      0.78          840,600     3.11%    1.20% to 2.00%  -22.83% to -21.91%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
American Funds IS New World Class 2
      2011 (a)                                    638,244      0.82          520,265      2.67%   1.20% to 2.00%  -19.44% to -18.49%
American Funds IS U.S. Govt Sec Class 2
      2011 (a)                                  2,062,092  1.05 to 1.06    2,177,943      3.67%   1.20% to 2.00%      4.38% to 5.61%
Fidelity High Income
      2011                                     14,828,942  1.10 to 1.18   17,598,056      7.38%   1.20% to 2.95%      0.71% to 2.48%
      2010                                     12,022,272  1.00 to 1.16   13,923,147      8.59%   1.20% to 2.95%    10.37% to 12.32%
      2009                                     10,101,068  0.93 to 1.03   10,415,296     11.25%   1.20% to 2.95%    39.29% to 41.75%
      2008                                      3,724,521  0.72 to 0.73    2,709,193     22.35%   1.20% to 2.45%   -27.32 to -26.04%
      2007 (d)                                    306,234      0.98          301,164     12.47%   1.20% to 1.70%    -2.04% to -1.66%
Fidelity VIP Contrafund
      2011                                     27,847,042  0.84 to 1.76   43,507,449      0.97%   0.15% to 2.70%    -5.60% to -2.93%
      2010                                     30,850,378  0.88 to 1.83   49,917,591      1.00%   0.15% to 2.75%    13.53% to 16.75%
      2009                                     34,359,074  0.78 to 1.59   47,529,919      1.09%   0.15% to 2.75%    31.53% to 35.26%
      2008                                     40,119,116  0.59 to 1.19   40,927,704      0.73%   0.15% to 2.70%  -44.36% to -42.78%
      2007                                     48,805,678  1.07 to 2.09   86,667,665      0.74%   0.15% to 2.70%    13.87% to 17.13%
Fidelity VIP Equity-Income
      2011                                     60,618,571  0.74 to 1.40   81,003,412      1.39%   0.15% to 2.95%     -2.27% to 0.50%
      2010                                     72,688,985  0.76 to 1.39   97,695,774      1.57%   0.15% to 2.95%    13.32% to 14.75%
      2009                                     82,024,548  0.68 to 1.21   96,969,954      2.05%   0.15% to 2.95%    26.11% to 29.69%
      2008                                     90,768,049  0.54 to 0.95   83,389,905      2.35%   0.15% to 2.70%  -44.48% to -42.90%
      2007                                     90,431,982  0.97 to 1.67  146,206,707      1.69%   0.15% to 2.70%     -1.69% to 1.12%
Fidelity VIP Mid-Cap
      2011                                     15,224,369  1.66 to 2.72   35,354,507      0.02%   0.15% to 2.50%  -13.44% to -10.99%
      2010                                     17,746,574  1.02 to 3.06   46,844,861      0.29%   0.15% to 2.50%    24.84% to 28.38%
      2009                                     19,820,447  0.82 to 2.38   41,221,565      0.45%   0.15% to 2.75%    35.69% to 39.54%
      2008                                     22,931,881  1.90 to 2.83   34,594,716      0.24%   0.15% to 2.40%  -41.37% to -39.70%
      2007                                     28,299,215  1.69 to 2.46   71,686,578      0.60%   0.15% to 2.40%    11.97% to 15.16%
Franklin Small Cap Value
      2011                                      9,360,023  0.86 to 0.93    8,672,378      0.69%   1.20% to 2.95%    -6.55% to -4.91%
      2010                                      8,172,080  0.84 to 0.97    7,962,998      0.73%   1.20% to 2.50%    23.92% to 26.70%
      2009                                      6,489,098  0.70 to 0.77    4,990,734      1.65%   1.20% to 2.50%    25.40% to 27.61%
      2008                                      3,484,588  0.59 to 0.60    2,099,929      0.74%   1.20% to 2.50%  -34.97% to -33.82%
      2007 (d)                                    211,401  0.91 to 0.91      192,513      0.00%   1.20% to 1.70%    -9.29% to -8.94%
Franklin Small Mid Cap
      2011                                      8,714,354  0.81 to 1.65    9,173,996      0.00%   0.15% to 2.50%    -7.59% to -4.97%
      2010                                     10,173,115  0.86 to 1.76   11,377,504      0.00%   0.15% to 2.95%    24.50% to 27.43%
      2009                                     11,687,234  0.69 to 1.40   10,276,216      0.00%   0.15% to 2.95%    39.40% to 43.36%
      2008                                     13,142,015  0.48 to 0.99    7,977,310      0.00%   0.15% to 2.35%  -44.17% to -42.58%
      2007                                     15,600,282  0.85 to 1.75   16,527,737      0.00%   0.15% to 2.35%     7.99% to 11.07%
Franklin Large Cap Growth Securities
      2011                                      2,099,351  1.02 to 1.30    2,678,613      0.67%   1.20% to 2.65%    -4.36% to -2.68%
      2010                                      2,268,308  0.85 to 1.33    2,966,664      0.84%   1.20% to 2.50%     8.35% to 10.26%
      2009                                      2,534,456  0.78 to 1.21    3,004,230      1.36%   1.20% to 2.50%    25.96% to 28.18%
      2008                                      2,589,964  0.79 to 0.94    2,394,098      1.31%   1.20% to 2.35%  -36.44% to -35.31%
      2007                                      3,040,952  1.23 to 1.46    4,340,490      0.73%   1.20% to 2.05%      3.12% to 4.96%
Franklin Mutual Shares Securities
      2011                                      6,596,724  1.17 to 1.47    9,512,494      2.33%   1.20% to 2.50%    -3.91% to -2.22%
      2010                                      7,331,439  0.81 to 1.50   10,761,338      1.58%   1.20% to 2.50%      7.96% to 9.87%
      2009                                      7,510,222  0.75 to 1.37    9,978,050      1.91%   1.20% to 2.75%    22.38% to 24.54%
      2008                                      8,877,196  0.92 to 1.10    9,426,809      2.97%   1.20% to 2.40%  -38.94% to -37.86%
      2007                                     10,454,284  1.49 to 1.77   17,767,090      1.40%   1.20% to 2.40%      0.45% to 2.24%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Templeton Developing Markets Securities
      2011                                     12,761,609  1.42 to 2.82   28,506,260     0.97%    0.15% to 2.50%  -18.30% to -15.98%
      2010                                     13,676,523  1.00 to 3.39   36,261,321     1.62%    0.15% to 2.50%    14.17% to 17.41%
      2009                                     15,439,856  0.88 to 2.92   34,996,159     4.38%    0.15% to 2.50%    67.58% to 72.33%
      2008                                     17,281,325  0.87 to 1.71   22,945,107     2.71%    0.15% to 2.50%  -54.09% to -52.78%
      2007                                     19,871,805  1.85 to 3.66   54,324,925     2.26%    0.15% to 2.50%    25.02% to 28.59%
Goldman Sachs VIT Government Income
      2011                                      9,572,609  1.05 to 1.07   10,268,464     0.92%    1.20% to 2.45%      3.26% to 5.08%
      2010 (b)                                  4,254,667  0.99 to 1.02    4,343,551     1.16%    1.20% to 2.45%      0.86% to 2.08%
Ibbotson Aggressive Growth
      2011                                      4,131,287  0.75 to 0.79    3,263,545     1.09%    1.20% to 2.50%    -7.80% to -6.18%
      2010                                      3,077,827  0.73 to 0.84    2,591,343     0.33%    1.20% to 2.50%    11.86% to 13.84%
      2009                                      2,216,149  0.66 to 0.73    1,639,509     0.00%    1.20% to 2.35%    22.66% to 25.77%
      2008                                      1,413,673  0.58 to 0.59      831,533     0.00%    1.20% to 2.35%   -38.49% to -37.4%
      2007 (d)                                    168,136  0.94 to 0.94      157,968     0.00%    1.20% to 2.05%    -6.40% to -6.04%
Ibbotson Balanced
      2011                                     52,674,257  0.88 to 0.93   49,032,198     1.00%    1.20% to 2.50%    -3.76% to -2.07%
      2010                                     50,620,974  0.82 to 0.95   48,119,407     0.76%    1.20% to 2.50%     8.39% to 10.30%
      2009                                     39,165,109  0.77 to 0.86   33,754,077     0.00%    1.20% to 2.50%    15.18% to 18.09%
      2008                                     15,833,350  0.72 to 0.73   11,557,250     0.15%    1.20% to 2.50%  -26.26% to -24.96%
      2007 (d)                                  4,019,160  0.97 to 0.97    3,909,238     0.00%    1.20% to 1.85%    -3.11% to -2.74%
Ibbotson Conservative
      2011                                     14,234,154  1.02 to 1.08   15,306,469     1.50%    1.20% to 2.50%      0.15% to 1.91%
      2010                                     10,120,630  0.91 to 1.06   10,678,149     1.36%    1.20% to 2.50%      3.29% to 5.11%
      2009                                      7,167,271  0.90 to 1.00    7,193,958     0.00%    1.20% to 2.50%      4.42% to 6.97%
      2008                                      1,853,596  0.93 to 0.94    1,740,048     0.00%    1.20% to 2.35%    -8.76% to -7.15%
      2007 (d)                                     88,584  1.01 to 1.01       89,562     0.00%    1.20% to 1.50%      0.71% to 1.10%
Ibbotson Growth
      2011                                     28,007,306  0.79 to 0.85   23,713,461     1.07%    1.20% to 2.70%    -6.48% to -4.83%
      2010                                     31,785,016  0.77 to 0.89   28,279,306     0.69%    1.20% to 2.70%    10.56% to 12.51%
      2009                                     31,643,097  0.71 to 0.79   25,023,012     0.00%    1.20% to 2.70%    20.20% to 23.16%
      2008                                     17,258,727  0.63 to 0.64   11,082,378     0.21%    1.20% to 2.70%  -33.61% to -32.43%
      2007 (d)                                  1,310,459  0.95 to 0.95    1,245,414     0.00%    1.20% to 2.70%    -5.33% to -4.97%
Ibbotson Income and Growth
      2011                                     29,626,361  0.94 to 1.00   29,562,764     0.97%    1.20% to 2.70%    -1.85% to -0.12%
      2010                                     23,640,738  0.86 to 1.00   23,619,392     0.58%    1.20% to 2.70%      5.72% to 7.58%
      2009                                     16,421,587  0.83 to 0.92   15,250,083     0.00%    1.20% to 2.70%     9.21% to 11.94%
      2008                                      6,436,622  0.81 to 0.83    5,340,597     0.00%    1.20% to 2.70%   -17.63 to -16.17%
      2007 (d)                                    729,571  0.99 to 0.99      722,107     0.00%    1.20% to 2.20%    -1.41% to -1.03%
Invesco Van Kampen V.I. Capital Growth
      2011                                        589,433  1.32 to 1.41      829,486     0.00%    1.20% to 1.85%     -9.11% to -7.5%
      2010                                        267,098  0.97 to 1.52      406,233     0.00%    1.20% to 2.00%    16.09% to 18.14%
      2009                                        251,569  0.85 to 1.29      323,847     0.00%    1.20% to 2.25%    60.83% to 63.67%
      2008                                        160,753  0.76 to 0.79      126,389     0.19%    1.20% to 1.80%  -50.60% to -49.72%
      2007                                        143,628  1.29 to 1.56      224,575     0.00%    1.20% to 2.05%    13.23% to 15.24%
Invesco Van Kampen V.I. Comstock
      2011                                      7,583,431  1.14 to 1.44   10,932,262     1.19%    1.20% to 2.45%    -4.95% to -3.27%
      2010                                      5,208,609  0.83 to 1.49    7,762,933     0.11%    1.20% to 2.45%    12.34% to 14.32%
      2009                                      3,601,987      1.30        4,696,181     4.33%    1.20% to 2.40%    24.67% to 26.87%
      2008                                      3,995,053      1.03        4,105,291     2.35%    1.20% to 2.40%  -37.67% to -36.57%
      2007                                      4,535,803      1.62        7,347,962     1.60%    1.20% to 2.40%    -5.18% to -3.50%
Invesco Van Kampen V.I. Growth and Income
      2011                                      1,979,462  1.22 to 1.51    2,996,894     1.04%    1.20% to 2.50%    -5.10% to -3.43%
      2010                                      2,239,525  0.86 to 1.57    3,510,924     0.10%    1.20% to 2.50%     8.93% to 10.85%
      2009                                      2,357,482  0.79 to 1.41    3,334,033     3.62%    1.20% to 2.50%    20.50% to 22.63%
      2008                                      2,383,791  0.99 to 1.16    2,749,148     1.80%    1.20% to 1.95%  -34.19% to -33.02%
      2007                                      2,351,636  1.48 to 1.72    4,049,042     1.30%    1.20% to 2.05%     -0.47% to 1.29%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Invesco Van Kampen V.I. Mid Cap Value
      2011                                        370,363  0.87 to 0.91      336,094     0.67%    1.20% to 2.15%    -2.10% to -0.38%
      2010                                        222,362  0.79 to 0.91      202,556     0.68%    1.20% to 2.15%    18.64% to 20.73%
      2009                                         67,779      0.75           51,135     0.98%    1.20% to 2.15%     35.11% to 37.5%
      2008                                         27,235      0.55           14,939     0.98%    1.20% to 1.70%  -43.13% to -42.12%
      2007 (d)                                      3,000      0.95            2,840     0.00%         1.20%            -5.19%
Invesco Van Kampen V.I. Equity and Income
      2011                                      1,182,318  0.95 to 1.12    1,300,445     2.09%    1.20% to 2.25%    -4.72% to -3.04%
      2010                                      1,106,920  0.77 to 1.16    1,250,111     1.70%    1.20% to 2.20%      4.64% to 6.49%
      2009                                      1,226,941  0.75 to 1.09    1,296,909     4.93%    1.20% to 2.20%    29.66% to 31.95%
      2008                                      1,408,989  0.72 to 0.82    1,126,428     3.92%    1.20% to 2.20%  -40.25% to -39.19%
      2007                                      1,635,426  1.18 to 1.36    2,150,503     2.81%    1.20% to 2.20%     -1.04% to 0.72%
Ivy Funds VIP Asset Strategy
      2011                                     71,302,311  1.94 to 2.19  153,224,498     1.03%    1.20% to 2.50%    -9.90% to -8.31%
      2010                                     68,760,673  1.11 to 2.39  161,372,601     1.07%    1.20% to 2.50%      7.17% to 7.38%
      2009                                     60,544,827  1.05 to 2.22  132,577,110     0.36%    1.20% to 2.75%    22.14% to 23.55%
      2008                                     55,058,194  1.68 to 1.80   97,714,391     0.42%    1.20% to 2.50%  -27.96% to -26.68%
      2007                                     52,183,053  2.28 to 2.46  126,457,794     0.76%    1.20% to 2.40%    39.90% to 42.39%
Ivy Funds VIP Balanced
      2011                                     31,908,618  1.24 to 5.54   96,745,811     2.20%    0.15% to 2.35%      0.32% to 3.16%
      2010                                     35,895,654  0.88 to 4.35   98,268,225     2.05%    0.15% to 2.40%     9.93% to 13.06%
      2009                                     42,031,930  0.94 to 4.06  104,444,512     0.10%    0.15% to 2.40%  -23.30% to -21.12%
      2008                                     50,447,892  1.21 to 5.15  162,224,826     1.31%    0.15% to 2.40%    10.34% to 13.49%
      2007                                     58,000,608  1.08 to 4.54  171,844,690     1.29%    0.15% to 2.40%     8.58% to 11.04%
Ivy Funds VIP Bond
      2011                                     66,179,900  1.19 to 1.29   85,407,411     2.72%    1.25% to 2.35%      4.82% to 5.98%
      2010                                     60,470,600  0.90 to 1.22   73,637,615     2.84%    1.25% to 2.35%      3.58% to 4.72%
      2009                                     31,415,109  0.90 to 1.16   36,529,292     3.67%    1.25% to 2.35%      4.68% to 5.83%
      2008                                     29,782,793  1.04 to 1.10   32,722,740     0.08%    1.25% to 2.35%    -2.02% to -0.94%
      2007                                     30,228,563  1.07 to 1.11   33,525,609     5.19%    1.25% to 2.35%      3.20% to 4.35%
Ivy Funds VIP Core Equity
      2011                                     21,776,227  1.04 to 1.56   31,059,322     0.36%    0.15% to 2.35%     -1.29% to 1.51%
      2010                                     17,995,872  1.04 to 1.56   25,242,825     0.95%    0.15% to 2.35%    18.09% to 20.71%
      2009                                     15,885,020  0.80 to 1.21   18,403,823     1.00%    0.15% to 2.35%    22.30% to 23.84%
      2008                                     16,559,285  0.71 to 1.06   15,463,823     0.18%    0.15% to 2.30%  -35.68% to -34.87%
      2007                                     17,320,461  1.11 to 1.65   24,728,855     0.67%    0.15% to 2.30%    12.43% to 13.86%
Ivy Funds VIP Dividend Income
      2011                                     14,078,589  1.17 to 1.28   17,993,911     1.02%    1.25% to 2.35%    -6.90% to -5.87%
      2010                                     13,708,669  1.01 to 1.36   18,614,045     1.08%    1.25% to 2.35%    13.67% to 14.93%
      2009                                     11,609,153  0.92 to 1.18   13,715,949     1.00%    1.25% to 2.35%    15.15% to 16.42%
      2008                                     10,923,693  0.96 to 1.01   11,085,937     0.08%    1.25% to 2.35%  -37.41% to -36.71%
      2007                                      9,777,825  1.54 to 1.60   15,679,135     1.03%    1.25% to 2.35%    13.99% to 15.26%
Ivy Funds VIP Energy
      2011                                      6,447,556  1.04 to 1.10    7,103,920     0.00%    1.25% to 2.35%  -11.19% to -10.21%
      2010                                      6,718,777  0.99 to 1.23    8,245,039     0.30%    1.25% to 2.35%    19.13% to 20.45%
      2009                                      7,518,486  0.86 to 1.02    7,660,413     0.00%    1.25% to 2.35%    37.22% to 38.73%
      2008                                      5,993,076  0.71 to 0.73    4,401,263     0.10%    1.25% to 2.35%  -47.40% to -46.82%
      2007                                      4,393,771  1.36 to 1.38    6,067,334     0.46%    1.25% to 2.35%     47.78 to 49.43%
Ivy Funds VIP Global Natural Resources
      2011                                     28,493,218  0.64 to 1.29   36,641,162     0.00%    1.20% to 2.70%  -23.73% to -22.38%
      2010                                     27,875,300  1.28 to 1.66   46,195,229     0.00%    1.20% to 2.35%    14.35% to 15.67%
      2009                                     27,715,035  0.73 to 1.44   39,719,509     0.00%    1.20% to 2.75%    69.61% to 71.57%
      2008                                     22,924,839  0.80 to 0.84   19,153,273     1.43%    1.20% to 1.25%  -61.94% to -61.92%
      2007                                     19,598,260  2.20 to 2.20   43,008,879     0.03%    1.20% to 1.25%    41.71% to 41.78%
Ivy Funds VIP Growth
      2011                                     94,605,992  0.77 to 4.43  158,364,311     4.02%    0.15% to 2.95%     -0.84% to 1.97%
      2010                                    101,181,117  0.76 to 4.39  169,966,718     0.62%    0.15% to 2.95%     9.97% to 12.41%
      2009                                    102,589,393  0.69 to 3.95  158,767,856     0.38%    0.15% to 2.95%    23.38% to 26.88%
      2008                                    105,047,013  0.55 to 3.15  134,044,256     0.00%    0.15% to 2.70%  -38.13% to -36.37%
      2007                                    103,557,941  0.87 to 5.00  220,888,130     0.00%    0.15% to 2.70%    22.13% to 25.62%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Ivy Funds VIP High Income
      2011                                     24,034,242  1.47 to 1.60   38,417,989     7.24%    1.25% to 2.35%      2.82% to 3.96%
      2010                                     26,384,450  1.14 to 1.54   40,569,864     7.75%    1.25% to 2.35%    12.19% to 13.43%
      2009                                     26,341,150  1.05 to 1.36   35,706,905     8.80%    1.25% to 2.35%     43.02% to 44.6%
      2008                                     26,272,087  0.89 to 0.94   24,628,412     0.63%    1.25% to 2.35%  -23.64% to -22.79%
      2007                                     26,091,156  1.17 to 1.21   31,678,297     9.41%    1.25% to 2.35%      1.44% to 2.56%
Ivy Funds VIP International Growth
      2011                                     23,788,302  0.78 to 1.56   34,029,156     0.41%    1.20% to 2.70%   -10.01% to -8.42%
      2010                                     19,787,904  0.86 to 1.70   30,611,721     0.91%    1.20% to 2.70%    11.45% to 13.42%
      2009                                     15,524,625  0.79 to 1.50   20,994,285     1.57%    1.20% to 2.65%    23.94% to 25.38%
      2008                                     14,959,893  1.05 to 1.20   16,233,840     0.26%    1.20% to 2.65%  -43.83% to -42.84%
      2007                                     14,528,126  1.84 to 2.09   27,733,328     0.63%    1.20% to 2.65%    17.75% to 19.84%
Ivy Funds VIP International Value
      2011                                     79,871,271  0.73 to 4.13  154,972,837     1.55%    0.15% to 2.95%  -16.39% to -14.01%
      2010                                     80,708,859  0.87 to 4.80  187,763,575     1.37%    0.15% to 2.95%    12.51% to 13.92%
      2009                                     83,831,899  1.00 to 3.53  175,751,468     3.64%    0.15% to 2.95%    35.06% to 36.76%
      2008                                     91,548,635  0.59 to 3.08  143,413,748     0.50%    0.15% to 2.70%  -43.94% to -42.35%
      2007                                     90,422,803  1.05 to 5.35  260,930,590     1.61%    0.15% to 2.70%      6.67% to 9.71%
Ivy Funds VIP Micro-Cap Growth
      2011                                     11,475,577  1.31 to 2.16   18,327,832     0.00%    0.15% to 2.45%    -9.71% to -7.15%
      2010                                     11,630,747  0.96 to 2.33   20,514,465     0.00%    0.15% to 2.45%    37.59% to 40.64%
      2009                                     10,358,930  0.86 to 1.58   13,119,313     0.00%    0.15% to 2.45%    38.01% to 41.08%
      2008                                     10,701,507  0.77 to 1.17    9,901,671     0.00%    0.15% to 2.40%  -49.55% to -48.11%
      2007                                     11,925,622  1.52 to 2.27   21,848,302     0.00%    0.15% to 2.40%      3.37% to 6.33%
Ivy Funds VIP Mid Cap Growth
      2011                                     11,743,579  1.55 to 1.67   19,611,643     0.01%    1.20% to 2.35%    -3.44% to -1.74%
      2010                                      9,990,526  1.17 to 1.70   16,985,625     0.04%    1.20% to 2.35%    28.50% to 29.99%
      2009                                     10,231,443  0.92 to 1.31   13,387,186     0.00%    1.20% to 2.25%    43.26% to 44.91%
      2008                                      9,581,809  0.87 to 0.90    8,655,382     0.03%    1.20% to 2.35%  -38.09% to -36.99%
      2007                                      8,723,502  1.39 to 1.44   12,512,092     0.02%    1.20% to 2.35%     9.32% to 11.27%
Ivy Funds VIP Money Market
      2011                                     11,474,152  0.99 to 1.06   12,115,872     0.02%    1.25% to 2.10%    -2.30% to -1.23%
      2010                                      9,820,525  0.79 to 1.07   10,497,804     0.07%    1.25% to 2.10%    -2.25% to -1.16%
      2009                                      9,728,906  0.84 to 1.08   10,522,716     1.04%    1.25% to 2.10%    -1.33% to -0.24%
      2008                                     12,102,007  1.04 to 1.08   13,121,956     2.10%    1.25% to 2.10%     -0.20% to 0.91%
      2007                                      9,354,619  1.04 to 1.07   10,051,617     4.49%    1.25% to 2.10%      2.18% to 3.31%
Ivy Funds VIP Pathfinder Aggressive
      2011                                      8,401,205  0.93 to 0.96    8,044,198     1.18%    1.25% to 2.10%    -6.38% to -5.34%
      2010                                      8,413,753  0.90 to 1.01    8,511,526     1.06%    1.25% to 1.90%    12.85% to 14.10%
      2009                                      5,104,375  0.82 to 0.89    4,525,820     0.31%    1.25% to 1.90%    20.45% to 21.78%
      2008 (c)                                  1,105,277  0.72 to 0.73      804,674     0.00%    1.25% to 2.10%  -27.73% to -24.60%
Ivy Funds VIP Pathfinder Conservative
      2011                                     29,399,669  1.00 to 1.03   30,322,228     1.30%    1.25% to 2.10%     -1.59% to -0.5%
      2010                                     25,934,863  0.92 to 1.04   26,885,261     0.91%    1.25% to 2.10%      6.84% to 8.02%
      2009                                     18,729,559  0.89 to 0.96   17,974,424     0.07%    1.25% to 2.10%    10.33% to 11.55%
      2008 (c)                                  4,122,218      0.86        3,546,357     0.00%    1.25% to 2.10%  -14.61% to -11.87%
Ivy Funds VIP Pathfinder Moderate
      2011                                    142,546,422  0.96 to 1.00  142,647,642     1.06%    1.25% to 2.35%    -3.75% to -2.68%
      2010                                    127,486,896  0.91 to 1.03  131,104,397     0.62%    1.25% to 2.35%    10.02% to 11.23%
      2009                                     96,308,869  0.86 to 0.92   89,041,069     0.18%    1.25% to 2.35%    15.21% to 16.49%
      2008 (c)                                 29,480,212      0.79       23,397,108     0.00%    1.25% to 1.90%  -21.22% to -19.58%
Ivy Funds VIP Pathfinder Moderately
   Aggressive
      2011                                    157,784,952  0.94 to 0.98  154,854,114     0.81%    1.25% to 2.35%    -5.27% to -4.22%
      2010                                    133,261,386  0.91 to 1.02  136,560,113     0.77%    1.25% to 2.35%    11.81% to 13.04%
      2009                                    110,871,827  0.84 to 0.91  100,508,280     0.29%    1.25% to 1.90%    17.90% to 19.20%
      2008 (c)                                 57,193,538      0.76       43,493,673     0.00%    1.25% to 1.90%  -24.52% to -20.55%
Ivy Funds VIP Pathfinder Moderately
    Conservative
      2011                                     48,794,221  1.00 to 1.02   49,730,877     1.09%    1.25% to 1.90%    -2.32% to -1.24%
      2010                                     42,059,307  0.92 to 1.03   43,409,545     0.88%    1.25% to 1.90%      8.40% to 9.59%
      2009                                     31,240,117  0.87 to 0.94   29,420,895     0.12%    1.25% to 1.90%    12.45% to 13.69%
      2008 (c)                                 12,615,852      0.83       10,450,054     0.00%    1.25% to 1.75%  -17.78% to -14.70%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Ivy Funds VIP Real Estate Securities
      2011                                      8,017,939  1.43 to 1.56   12,492,706     0.77%    1.25% to 2.35%      2.58% to 3.71%
      2010                                      8,466,671  1.12 to 1.50   12,720,196     1.83%    1.25% to 2.35%    25.53% to 26.91%
      2009                                      8,911,189  0.92 to 1.18   10,548,794     3.05%    1.25% to 2.35%    20.75% to 22.08%
      2008                                      8,601,495  0.92 to 0.97    8,340,289     0.63%    1.25% to 2.35%  -37.53% to -36.84%
      2007                                      7,952,898  1.48 to 1.53   12,208,099     0.60%    1.25% to 2.35%  -18.03% to -17.11%
Ivy Funds VIP Science & Technology
      2011                                     21,675,426  0.98 to 1.85   37,530,970     0.00%    1.20% to 2.70%    -8.50% to -6.89%
      2010                                     21,345,781  1.06 to 1.98   39,710,933     0.00%    1.20% to 2.70%    10.14% to 11.41%
      2009                                     20,646,570  0.97 to 1.77   34,550,914     0.36%    1.20% to 2.70%    39.66% to 42.13%
      2008                                     19,133,648  0.70 to 1.25   22,555,230     0.00%    1.20% to 2.70%  -35.82% to -34.68%
      2007                                     19,221,599  1.08 to 1.92   34,784,341     0.00%    1.20% to 2.70%    20.73% to 22.88%
Ivy Funds VIP Small Cap Growth
      2011                                     32,636,535  1.20 to 2.94   54,068,639     0.00%    0.15% to 2.50%  -13.20% to -10.74%
      2010                                     33,197,076  1.01 to 3.29   63,551,777     0.00%    0.15% to 2.50%    25.86% to 28.66%
      2009                                     34,388,501  0.81 to 2.18   52,738,867     0.43%    0.15% to 2.50%    30.81% to 34.52%
      2008                                     37,529,732  0.87 to 1.90   44,094,242     0.00%    0.15% to 2.70%  -40.95% to -39.27%
      2007                                     41,103,063  1.45 to 3.13   82,811,851     0.00%    0.15% to 2.40%    10.20% to 13.35%
Ivy Funds VIP Small Cap Value
      2011                                     35,246,034  0.94 to 2.24   55,427,264     0.48%    0.15% to 2.70%  -15.32% to -12.92%
      2010                                     36,608,933  1.04 to 2.57   67,867,012     0.07%    0.15% to 2.70%    23.48% to 26.22%
      2009                                     40,042,460  0.91 to 1.81   60,056,321     0.00%    0.15% to 2.70%    26.15% to 28.95%
      2008                                     44,946,126  0.71 to 1.58   53,397,984     0.19%    0.15% to 2.70%  -28.29% to -26.24%
      2007                                     47,271,321  0.99 to 2.14   78,856,874     0.01%    0.15% to 2.70%    -6.93% to -4.27%
Ivy Funds VIP Value
      2011                                     49,224,011  1.06 to 2.76   66,603,573     0.74%    0.15% to 2.35%   -10.01% to -7.46%
      2010                                     50,156,311  0.90 to 2.98   75,268,894     0.89%    0.15% to 2.35%    15.95% to 18.53%
      2009                                     52,735,801  0.78 to 2.12   68,217,574     2.11%    0.15% to 2.40%    24.88% to 26.45%
      2008                                     59,158,482  0.80 to 1.99   61,756,776     0.24%    0.15% to 2.40%  -35.74% to -33.91%
      2007                                     57,900,115  1.22 to 3.01   96,870,414     1.00%    0.15% to 2.40%     -1.08% to 1.74%
Ivy Funds VIP Global Bond
      2011 (a)                                  2,183,726  0.98 to 0.99    2,154,524     3.00%    1.25% to 2.10%    -2.07% to -1.34%
Ivy Funds VIP Limited-Term Bond
      2011 (a)                                  4,572,538      1.01        4,631,428     2.70%    1.25% to 2.10%      0.54% to 1.28%
Janus Aspen Balanced
      2011                                      8,261,325  1.39 to 1.65   13,581,346     2.20%    1.20% to 2.50%      -1.58% to .15%
      2010                                      8,252,990  1.07 to 1.65   13,518,058     2.61%    1.20% to 2.50%      4.98% to 6.83%
      2009                                      7,270,901  1.02 to 1.54   11,107,482     2.73%    1.20% to 2.50%    21.93% to 24.08%
      2008                                      7,614,609  1.09 to 1.24    9,393,404     2.48%    1.20% to 2.50%  -18.50% to -17.06%
      2007                                      7,373,611  1.34 to 1.50   10,957,551     2.36%    1.20% to 2.40%      7.06% to 8.96%
Janus Aspen Forty
      2011                                     21,614,979  0.87 to 1.65   25,774,793     0.25%    0.15% to 2.50%    -9.64% to -7.08%
      2010                                     24,729,258  0.93 to 1.79   32,099,720     0.22%    0.15% to 2.50%      3.39% to 6.32%
      2009                                     26,651,654  0.90 to 1.70   31,787,528     0.01%    0.15% to 2.50%    41.77% to 45.80%
      2008                                     28,375,705  0.63 to 1.18   22,841,114     0.01%    0.15% to 2.50%  -45.93% to -44.39%
      2007                                     28,478,032  1.14 to 2.15   39,713,870     0.18%    0.15% to 2.50%    32.64% to 36.43%
Janus Aspen Overseas
      2011                                     31,549,934  0.72 to 2.53   62,638,589     0.38%    0.15% to 2.95%  -34.30% to -32.44%
      2010                                     33,766,643  1.10 to 3.78   96,607,035     0.54%    0.15% to 2.95%    21.39% to 24.83%
      2009                                     37,817,405  0.90 to 3.06   86,722,726     0.41%    0.15% to 2.95%    73.87% to 78.80%
      2008                                     41,282,564  0.52 to 1.73   53,430,276     1.11%    0.15% to 2.70%  -53.62% to -52.30%
      2007                                     40,245,482  1.12 to 3.67  100,344,367     0.46%    0.15% to 2.70%    24.28% to 27.83%
Janus Aspen Mid Cap Value
      2011                                      8,530,875  0.90 to 0.97    8,258,913     0.62%    1.20% to 2.95%    -5.80% to -4.14%
      2010                                      6,908,947  0.87 to 1.01    6,978,182     0.59%    1.20% to 2.95%    12.02% to 13.99%
      2009                                      4,695,146  0.80 to 0.89    4,160,561     0.39%    1.20% to 2.95%    29.05% to 31.33%
      2008                                      2,426,938  0.66 to 0.67    1,637,839     1.10%    1.20% to 2.50%   -30.04% to -28.8%
      2007 (d)                                     14,800  0.95 to 0.95       14,020     2.06%    1.20% to 1.45%    -5.63% to -5.27%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
MFS Investors Growth Stock
      2011                                     19,172,167  0.91 to 1.40   26,655,862     0.27%    1.20% to 2.95%    -2.54% to -0.83%
      2010                                     18,014,982  0.92 to 1.41   25,236,497     0.27%    1.20% to 2.95%     8.89% to 10.81%
      2009                                     15,441,205  0.86 to 1.27   19,483,437     0.42%    1.20% to 2.95%    35.05% to 37.44%
      2008                                     13,016,135  0.64 to 0.92   11,920,628     0.26%    1.20% to 2.70%  -38.82% to -37.73%
      2007                                      6,385,813  1.04 to 1.48    9,310,158     0.04%    1.20% to 2.20%      7.78% to 9.69%
MFS Mid Cap Growth
      2011                                        575,827   .93 to 1.28      687,831     0.00%    1.20% to 2.20%    -8.89% to -7.28%
      2010                                        608,438  0.81 to 1.38      780,036     0.00%    1.20% to 2.20%    25.45% to 27.66%
      2009                                        591,349  0.66 to 1.08      583,849     0.00%    1.20% to 2.15%    37.14% to 39.56%
      2008                                        663,123  0.57 to 0.77      472,354     0.00%    1.20% to 2.15%  -53.01% to -52.17%
      2007                                        724,356  1.19 to 1.62    1,056,931     0.00%    1.20% to 2.15%       6.31 to 8.20%
MFS New Discovery
      2011                                      4,507,820  1.29 to 1.81    7,667,971     0.00%    1.20% to 2.50%  -13.09% to -11.56%
      2010                                      4,946,291  1.19 to 2.04    9,502,931     0.00%    1.20% to 2.65%    31.99% to 34.32%
      2009                                      5,870,471  0.90 to 1.52    8,419,215     0.00%    1.20% to 2.65%    58.19% to 60.98%
      2008                                      6,685,901  0.69 to 0.94    5,988,120     0.00%    1.20% to 2.65%  -41.28% to -40.24%
      2007                                      7,675,209  1.18 to 1.58   11,537,308     0.00%    1.20% to 2.65%     -0.74% to 1.02%
MFS Value
      2011                                     38,623,485  0.83 to 1.57   60,200,935     1.27%    1.20% to 2.95%    -3.35% to -1.65%
      2010                                     38,521,743  0.86 to 1.59   60,992,462     1.28%    1.20% to 2.95%      7.99% to 9.89%
      2009                                     34,639,045  0.80 to 1.45   49,776,316     1.15%    1.20% to 2.95%    18.89% to 20.99%
      2008                                     25,739,165  1.02 to 1.20   30,518,589     0.93%    1.20% to 2.70%  -34.70% to -33.55%
      2007                                     12,264,716  1.53 to 1.80   21,698,162     0.58%    1.20% to 2.20%      4.45% to 6.30%
Neuberger AMT Socially Responsive
      2011                                        577,007  0.83 to 0.87      501,637     0.27%    1.20% to 2.35%    -5.96% to -4.31%
      2010                                        518,257  0.78 to 0.91      470,876     0.03%    1.20% to 2.35%    19.20% to 21.30%
      2009                                        258,161  0.68 to 0.75      193,379     1.84%    1.20% to 2.35%    27.49% to 29.74%
      2008                                        257,256      0.58          148,517     2.30%    1.20% to 2.35%  -41.19% to -40.15%
      2007 (d)                                     12,411      0.96           11,969     0.01%         1.20%            -3.54%
Oppenheimer Capital Appreciation
      2011                                      1,836,974  1.01 to 1.29    2,300,025     0.12%    1.20% to 2.40%    -4.24% to -2.55%
      2010                                      2,287,883  0.81 to 1.32    2,925,090     0.00%    1.20% to 2.40%      5.97% to 7.84%
      2009                                      2,620,587  0.77 to 1.23    3,082,685     0.01%    1.20% to 2.40%    39.96% to 42.43%
      2008                                      2,986,884  0.70 to 0.86    2,451,872     0.00%    1.20% to 2.40%  -47.25% to -46.31%
      2007                                      3,059,341  1.31 to 1.60    4,622,217     0.01%    1.20% to 2.40%    10.53% to 12.49%
Oppenheimer High Income
      2011                                     46,759,073  0.27 to 0.39   18,403,997     9.10%    1.20% to 2.70%    -5.38% to -3.72%
      2010                                     51,073,165  0.25 to 0.41   20,876,097     6.12%    1.20% to 2.70%    11.12% to 13.08%
      2009                                     55,985,903  0.23 to 0.36   20,242,547     0.00%    1.20% to 2.70%    22.29% to 24.44%
      2008                                     42,456,558  0.21 to 0.29   12,331,928     7.23%    1.20% to 2.70%  -79.20% to -78.83%
      2007                                     29,758,272  0.99 to 1.38   40,749,362     6.35%    1.20% to 2.70%    -3.38% to -1.66%
Oppenheimer Main Street Small Cap
      2011                                        639,874  0.83 to 0.88      563,809     0.39%    1.20% to 2.50%    -5.22% to -3.55%
      2010                                        551,148  0.79 to 0.91      503,518     0.32%    1.20% to 2.50%    19.49% to 21.59%
      2009                                        345,848  0.68 to 0.75      259,853     0.48%    1.20% to 2.15%    32.90% to 35.25%
      2008                                        240,439  0.55 to 0.56      133,567     0.05%    1.20% to 2.00%  -39.81% to -38.75%
      2007 (d)                                     10,657      0.91            9,661     0.00%         1.20%            -9.31%
Oppenheimer International Growth
      2011                                      2,156,904  1.45 to 2.10    4,344,425     0.75%    1.20% to 2.45%   -10.29% to -8.71%
      2010                                      2,374,859  0.86 to 2.30    5,214,856     1.04%    1.20% to 2.30%    11.29% to 13.25%
      2009                                      2,550,767  0.77 to 2.03    4,884,950     1.21%    1.20% to 2.30%    35.01% to 37.40%
      2008                                      2,825,179  1.05 to 1.53    3,893,368     0.74%    1.20% to 2.35%  -44.73% to -43.75%
      2007                                      3,248,598  1.91 to 2.63    7,866,794     0.66%    1.20% to 2.35%     9.69% to 11.64%
PIMCO Funds VIT Low Duration
      2011                                     21,831,704  0.99 to 1.02   22,175,603     1.57%    1.20% to 2.45%     -1.92% to -0.2%
      2010 (b)                                  8,930,847  0.99 to 1.02    9,089,634     1.18%    1.20% to 2.45%      0.59% to 1.77%
PIMCO Funds VIT Total Return
      2011                                     37,179,019  1.03 to 1.06   39,293,611     2.56%    1.20% to 2.70%      0.50% to 2.27%
      2010 (b)                                 17,510,432  1.00 to 1.03   18,092,641     1.58%    1.20% to 2.45%      2.15% to 3.36%

                                                          AT DECEMBER 31                     FOR THE YEARS ENDED DECEMBER 31
                                              --------------------------------------  ----------------------------------------------
                                                            UNIT FAIR                 INVESTMENT   EXPENSE RATIO     TOTAL RETURN
                                                 UNITS     VALUE LOWEST                 INCOME       LOWEST TO        LOWEST TO
                                              OUTSTANDING   TO HIGHEST    NET ASSETS    RATIO*       HIGHEST**        HIGHEST***
                                              -----------  ------------  -----------  ----------  --------------  ------------------
Putnam VT Growth and Income
      2011                                        909,266  0.98 to 1.20    1,043,398     1.30%    1.20% to 2.45%    -7.41% to -5.78%
      2010                                      1,023,986  0.76 to 1.28    1,254,913     1.52%    1.20% to 2.45%    11.05% to 13.01%
      2009                                      1,088,479  0.69 to 1.13    1,177,270     2.69%    1.20% to 2.05%    26.04% to 28.26%
      2008                                      1,709,810  0.75 to 0.88    1,461,765     2.11%    1.20% to 2.05%   -40.49 to -39.43%
      2007                                      1,817,124  1.23 to 1.45    2,549,213     1.25%    1.20% to 2.05%    -8.79% to -7.17%
Putnam VT International Equity
      2011                                      3,595,873  0.59 to 1.30    4,483,286     3.46%    1.20% to 2.70%  -19.35% to -17.92%
      2010                                      4,345,396  0.72 to 1.59    6,608,980     3.53%    1.20% to 2.70%      6.83% to 8.71%
      2009                                      4,911,722  0.67 to 1.46    6,865,855     0.00%    1.20% to 2.70%    21.01% to 23.15%
      2008                                      5,530,340  0.56 to 1.19    6,272,223     2.19%    1.20% to 2.70%  -45.59% to -44.62%
      2007                                      6,299,982  1.75 to 2.14   12,899,782     2.83%    1.20% to 2.70%      5.20% to 7.07%
Putnam VT New Opportunities
      2011                                        368,643  1.09 to 1.45      510,718     0.25%    1.20% to 2.35%    -7.84% to -6.21%
      2010                                        269,361  0.91 to 1.55      393,105     0.33%    1.20% to 2.05%    16.08% to 18.13%
      2009                                        251,101  0.78 to 1.31      307,466     0.35%    1.20% to 2.05%    28.30% to 30.56%
      2008                                        304,119  0.79 to 1.00      288,490     0.00%    1.20% to 2.05%  -40.53% to -39.48%
      2007                                        419,456  1.31 to 1.66      661,091     0.00%    1.20% to 2.05%      2.65% to 4.47%
Putnam VT Equity Income
      2011                                      1,873,293  1.00 to 1.24    2,258,298     1.77%    1.20% to 2.30%     -1.04% to 0.71%
      2010                                      1,779,712  0.68 to 1.23    2,125,639     1.91%    1.20% to 2.30%     9.33% to 11.26%
      2009                                      1,701,127  0.96 to 1.11    1,837,650     3.91%    1.20% to 2.30%    25.43% to 27.65%
      2008                                      1,907,477  0.72 to 0.87    1,611,623     2.00%    1.20% to 2.30%  -46.37% to -45.42%
      2007                                      2,375,183  1.34 to 1.59    3,687,878     1.09%    1.20% to 2.30%    -7.67% to -6.03%
Putnam VT Voyager
      2011                                      2,756,533  1.09 to 1.35    3,637,630     0.00%    1.20% to 2.05%  -20.23% to -18.83%
      2010                                      1,520,611  1.07 to 1.66    2,401,335     1.00%    1.20% to 2.20%    17.29% to 19.36%
      2009                                        836,915  0.94 to 1.39    1,073,552     0.68%    1.20% to 1.85%    59.14% to 61.94%
      2008                                        653,571  0.70 to 0.86      523,404     0.00%    1.20% to 1.85%  -38.87% to -37.79%
      2007                                        705,995  1.12 to 1.38      902,318     0.00%    1.20% to 1.85%      2.44% to 4.25%
Morgan Stanley UIF Emerging Markets Equity
      2011                                      9,348,723  0.62 to 0.66    6,174,717     0.37%    1.20% to 2.70%  -20.61% to -19.21%
      2010                                      6,972,718  0.71 to 0.82    5,700,989     0.56%    1.20% to 2.70%    15.49% to 17.53%
      2009                                      4,766,549  0.63 to 0.70    3,315,951     0.00%    1.20% to 2.70%    65.17% to 68.09%
      2008                                      2,528,192      0.41        1,046,315     0.00%    1.20% to 2.05%  -58.00% to -57.26%
      2007 (d)                                    560,416      0.97          542,659     0.00%    1.20% to 2.05%    -3.55% to -3.17%

* These amounts represent the dividends, excluding distributions of capital gains, received by the sub-account from the underlying mutual fund, net of expenses assessed by the fund, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense charges and administrative charges, that result in direct reduction in the unit values. The recognition of investment income by the sub-account is affected by the timing of the declaration of dividend by the underlying fund in which the sub-account invests and, to the extent the underlying fund utilizes consent dividend rather than paying dividends in cash or reinvested shares, the Account does not record investment income.

** This ratio represents the annualized contract expenses of the separate account, consisting primarily of mortality and expense charges and administrative charges. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded. Investment options with a date notation indicate the effective date of that investment option in the variable account. For periods less than one year, the ratios have been annualized.

*** These amounts represent the total return for the period indicated, including changes in the value of the underlying fund, and reflect deductions for all items included in the expense ratio. The total return does not include any expenses assessed through the redemption for units. Inclusion of these expenses in the calculation would result in a reduction in the total return presented. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total return is calculated from the period indicated or from the effective date through the end of the reporting period. As the total return is presented as a range of minimum to maximum values, based on the product grouping representing the minimum and maximum expense ratio amounts, some individual contract total returns are not within the ranges presented.

(a)  Period from April 29, 2011 (commencement of operations) to December 31,
     2011.

(b)  Period from April 30, 2010 (commencement of operations) to December 31,
     2010.

(c)  Period from May 1, 2008 (commencement of operations) to December 31, 2008.

(d) Period from October 12, 2007 (commencement of operations) to December 31, 2007.

                        MINNESOTA LIFE INSURANCE COMPANY
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS
                           AND SUPPLEMENTARY SCHEDULES

                        DECEMBER 31, 2011, 2010 AND 2009

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder
Minnesota Life Insurance Company:

We have audited the accompanying consolidated balance sheets of Minnesota Life Insurance Company and subsidiaries (collectively, the Company) as of December 31, 2011 and 2010, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minnesota Life Insurance Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplementary information included in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

/s/ KPMG LLP

March 5, 2012

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2011 AND 2010
                                 (IN THOUSANDS)

                                                                                         2011          2010
                                                                                     -----------   -----------
Assets
   Fixed maturity securities:
      Available-for-sale, at fair value (amortized cost $9,301,196 and $8,683,191)   $10,063,416   $ 9,140,051
   Equity securities, at fair value (cost $188,197 and $185,274)                         213,939       216,820
   Mortgage loans, net                                                                 1,417,147     1,276,154
   Finance receivables, net                                                              215,899       197,856
   Policy loans                                                                          350,863       339,127
   Alternative investments (cost $390,674 and $447,022)                                  447,351       506,294
   Fixed maturity securities on loan, at fair value
      (amortized cost $63,917 and $51,469)                                                66,226        54,071
   Equity securities on loan, at fair value (cost $4,968 and $8,624)                       6,937        10,284
   Derivative instruments                                                                117,306       165,290
   Other invested assets                                                                 201,561        59,688
                                                                                     -----------   -----------
      Total investments                                                               13,100,645    11,965,635

   Cash and cash equivalents                                                             308,034       336,321
   Securities held as collateral                                                          43,892        33,274
   Deferred policy acquisition costs                                                     852,729       887,142
   Accrued investment income                                                             117,096       110,267
   Premiums and fees receivable                                                          180,354       166,377
   Property and equipment, net                                                            79,592        77,010
   Reinsurance recoverables                                                              947,969       903,743
   Goodwill and intangible assets, net                                                    43,723        43,977
   Other assets                                                                           97,414        72,807
   Separate account assets                                                            12,541,363    13,199,636
                                                                                     -----------   -----------
         Total assets                                                                $28,312,811   $27,796,189
                                                                                     ===========   ===========

Liabilities and Stockholder's Equity

Liabilities:

   Policy and contract account balances                                              $ 7,138,162   $ 6,738,810
   Future policy and contract benefits                                                 2,913,627     2,699,561
   Pending policy and contract claims                                                    349,408       318,592
   Other policyholder funds                                                              771,639       743,387
   Policyholder dividends payable                                                         36,945        39,202
   Unearned premiums and fees                                                            171,673       207,966
   Pension and other postretirement benefits                                              19,689        12,033
   Income tax liability:
      Current                                                                             37,301        42,889
      Deferred                                                                           326,344       244,662
   Securities in transit                                                                  39,130       159,380
   Accrued commissions and expenses                                                      149,424       131,946
   Other liabilities                                                                     477,522       230,235
   Notes payable                                                                         120,000       120,000
   Securities lending collateral                                                          60,770        51,758
   Separate account liabilities                                                       12,541,363    13,199,636
                                                                                     -----------   -----------
      Total liabilities                                                               25,152,997    24,940,057
                                                                                     -----------   -----------

Stockholder's equity:
   Common stock, $1 par value, 5,000,000 shares authorized, issued and outstanding         5,000         5,000
   Additional paid in capital                                                            179,522       179,522
   Accumulated other comprehensive income                                                369,541       270,553
   Retained earnings                                                                   2,605,751     2,401,057
                                                                                     -----------   -----------
      Total stockholder's equity                                                       3,159,814     2,856,132
                                                                                     -----------   -----------
         Total liabilities and stockholder's equity                                  $28,312,811   $27,796,189
                                                                                     ===========   ===========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                                         2011         2010         2009
                                                                      ----------   ----------   ----------
Revenues:

   Premiums                                                           $1,541,999   $1,433,088   $1,681,089
   Policy and contract fees                                              535,352      523,120      510,440
   Net investment income                                                 618,124      585,956      543,115
   Net realized investment gains
      Other-than-temporary-impairments on fixed maturity securities       (6,707)     (31,862)     (87,795)
      Other-than-temporary-impairments on fixed maturity securities
         transferred to other comprehensive income                         1,169        9,608       42,987
      Other net realized investment gains                                 57,113       63,175       74,825
                                                                      ----------   ----------   ----------
         Total net realized investment gains                              51,575       40,921       30,017
   Finance charge income                                                  64,691       58,059       53,777
   Commission income                                                     103,426       91,181       78,400
   Other income                                                           30,643       31,287       28,744
                                                                      ----------   ----------   ----------
         Total revenues                                                2,945,810    2,763,612    2,925,582
                                                                      ----------   ----------   ----------

Benefits and expenses:

   Policyholder benefits                                               1,533,956    1,469,524    1,725,209
   Interest credited to policies and contracts                           344,290      331,073      324,514
   General operating expenses                                            534,822      503,563      497,204
   Commissions                                                           232,404      230,629      183,753
   Administrative and sponsorship fees                                    60,142       62,319       58,407
   Dividends to policyholders                                              8,637        9,475       10,898
   Interest on notes payable                                              10,025       10,184       10,236
   Amortization of deferred policy acquisition costs                     203,755      214,539      197,505
   Capitalization of policy acquisition costs                           (272,382)    (292,604)    (245,976)
                                                                      ----------   ----------   ----------
         Total benefits and expenses                                   2,655,649    2,538,702    2,761,750
                                                                      ----------   ----------   ----------
            Income from operations before taxes                          290,161      224,910      163,832

   Income tax expense:
      Current                                                             56,455       51,991       28,736
      Deferred                                                            29,012        4,979       22,833
                                                                      ----------   ----------   ----------
            Total income tax expense                                      85,467       56,970       51,569
                                                                      ----------   ----------   ----------
               Net income                                             $  204,694   $  167,940   $  112,263
                                                                      ==========   ==========   ==========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                                             ACCUMULATED
                                                               ADDITIONAL       OTHER                        TOTAL
                                                     COMMON      PAID IN    COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                                      STOCK      CAPITAL    INCOME (LOSS)    EARNINGS        EQUITY
                                                    --------   ----------   -------------   ----------   -------------
2009:
   Balance, beginning of year                         $5,000    $179,522      $(420,447)    $2,052,171    $1,816,246
      Comprehensive income:
         Net income                                       --          --             --        112,263       112,263
         Other comprehensive income                       --          --        442,924             --       442,924
                                                                                                          ----------
            Total comprehensive income                                                                       555,187

      Changes in accounting principle                     --          --        (56,783)        87,683        30,900
      Dividends to stockholder                            --          --             --         (8,000)       (8,000)
                                                      ------    --------      ---------     ----------    ----------
   Balance, end of year                               $5,000    $179,522      $ (34,306)    $2,244,117    $2,394,333
                                                      ======    ========      =========     ==========    ==========

2010:
   Balance, beginning of year                         $5,000    $179,522      $ (34,306)    $2,244,117    $2,394,333
      Comprehensive income:
         Net income                                       --          --             --        167,940       167,940
         Other comprehensive income                       --          --        206,578             --       206,578
                                                                                                          ----------
            Total comprehensive income                                                                       374,518

      Transfer of benefit plans to parent company         --          --         98,281             --        98,281
      Dividends to stockholder                            --          --             --        (11,000)      (11,000)
                                                      ------    --------      ---------     ----------    ----------
   Balance, end of year                               $5,000    $179,522      $ 270,553     $2,401,057    $2,856,132
                                                      ======    ========      =========     ==========    ==========

2011:
   Balance, beginning of year                         $5,000    $179,522      $ 270,553     $2,401,057    $2,856,132
      Comprehensive income:
         Net income                                       --          --             --        204,694       204,694
         Other comprehensive income                       --          --         98,988             --        98,988
                                                                                                          ----------
            Total comprehensive income                                                                       303,682
                                                      ------    --------      ---------     ----------    ----------
   Balance, end of year                               $5,000    $179,522      $ 369,541     $2,605,751    $3,159,814
                                                      ======    ========      =========     ==========    ==========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                              2011           2010           2009
                                                          -----------    -----------    -----------
Cash Flows from Operating Activities
Net income                                                $   204,694    $   167,940    $   112,263
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Interest credited to annuity and insurance contracts       278,048        282,090        281,163
   Fees deducted from policy and contract balances           (385,411)      (369,059)      (364,474)
   Change in future policy benefits                            75,435         89,764         88,865
   Change in other policyholder liabilities, net               95,465        119,947         44,425
   Amortization of deferred policy acquisition costs          203,755        214,539        197,505
   Capitalization of policy acquisition costs                (272,382)      (292,604)      (245,976)
   Change in premiums and fees receivable                     (13,552)         3,589         12,803
   Deferred tax provision                                      29,012          8,501         22,833
   Change in income tax liabilities - current                  (7,086)        48,361         67,817
   Net realized investment gains                              (51,575)       (40,921)       (30,017)
   Change in reinsurance recoverables                         (43,614)       (38,537)       (15,597)
   Other, net                                                 191,856         16,990        (24,080)
                                                          -----------    -----------    -----------
      Net cash provided by operating activities               304,645        210,600        147,530
                                                          -----------    -----------    -----------

Cash Flows from Investing Activities

Proceeds from sales of:
   Fixed maturity securities                                2,460,836      2,512,147      1,624,832
   Equity securities                                          116,027        181,367        329,379
   Alternative investments                                    164,218         64,942         19,365
   Derivative instruments                                     379,135        176,461        139,037
   Other invested assets                                        7,103          1,043            668
Proceeds from maturities and repayments of:
   Fixed maturity securities                                  851,157        843,350        737,631
   Mortgage loans                                             126,268         77,478         96,375
Purchases and originations of:
   Fixed maturity securities                               (3,870,310)    (4,133,892)    (3,554,931)
   Equity securities                                         (106,974)       (87,511)      (156,242)
   Mortgage loans                                            (276,558)      (105,237)      (109,810)
   Alternative investments                                    (68,671)       (62,278)       (43,612)
   Derivative instruments                                    (305,437)      (265,575)      (172,338)
   Other invested assets                                       (4,363)          (324)          (862)
Finance receivable originations or purchases                 (160,025)      (140,157)      (131,521)
Finance receivable principal payments                         133,449        124,371        115,880
Securities in transit                                        (261,399)        71,285        (16,582)
Other, net                                                    (54,604)       (47,654)       (44,455)

                                                          -----------    -----------    -----------
      Net cash used for investing activities                 (870,148)      (790,184)    (1,167,186)
                                                          -----------    -----------    -----------

Cash Flows from Financing Activities

Deposits credited to annuity and insurance contracts        2,842,495      2,605,466      2,742,147
Withdrawals from annuity and insurance contracts           (2,364,401)    (1,994,110)    (1,977,430)
Change in amounts drawn in excess of cash balances               (980)         3,486         10,296
Payment on debt                                                    --         (5,000)            --
Dividends paid to stockholder                                      --        (11,000)        (8,000)
Other, net                                                     60,102         (8,419)         1,226
                                                          -----------    -----------    -----------
      Net cash provided by financing activities               537,216        590,423        768,239
                                                          -----------    -----------    -----------

Net increase (decrease) in cash and cash equivalents          (28,287)        10,839       (251,417)
Cash and cash equivalents, beginning of year                  336,321        325,482        576,899
                                                          -----------    -----------    -----------
Cash and cash equivalents, end of year                    $   308,034    $   336,321    $   325,482
                                                          ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

(1)  NATURE OF OPERATIONS

     Organization and Description of Business

     The accompanying consolidated financial statements include the accounts of Minnesota Life Insurance Company (a wholly-owned subsidiary of Securian Financial Group, Inc. (SFG)) and its wholly-owned subsidiaries. Minnesota Life Insurance Company, both directly and through its subsidiaries (collectively, the Company), provides a diversified array of insurance and financial products and services designed principally to protect and enhance the long-term financial well-being of individuals and families.

     The Company, which primarily operates in the United States, has divided its businesses into four strategic business units, which focus on various markets: Individual Financial Security, Financial Institution Group, Group Insurance, and Retirement. Revenues, including net realized investment gains, for these strategic business units and revenues reported by the Company's subsidiaries and corporate product line for the years ended December 31 were as follows:

                                             2011         2010         2009
                                          ----------   ----------   ----------
Individual Financial Security             $  567,807   $  545,589   $  500,785
Financial Institution Group                  345,376      311,064      301,743
Group Insurance                            1,364,200    1,274,692    1,513,190
Retirement                                   479,702      481,696      460,047
                                          ----------   ----------   ----------
   Total strategic business units          2,757,085    2,613,041    2,775,765
Subsidiaries and corporate product line      188,725      150,571      149,817
                                          ----------   ----------   ----------
      Total                               $2,945,810   $2,763,612   $2,925,582
                                          ==========   ==========   ==========

     The Company serves more than 10 million people through more than 5,000 home office associates and field representatives located at its St. Paul, Minnesota headquarters and in sales offices nationwide.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The consolidated financial statements include the accounts of Minnesota Life Insurance Company and its subsidiaries. All material intercompany transactions and balances have been eliminated.

     The preparation of consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect reported assets and liabilities, including reporting or disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Future events, including but not limited to, changes in mortality, morbidity, interest rates and asset valuations, could cause actual results to differ from the estimates used in the consolidated financial statements, and such changes in estimates are generally recorded on the consolidated statements of operations in the period in which they are made.

     The most significant estimates include those used in determining the balance and amortization of deferred policy acquisition costs for traditional and nontraditional insurance products, policyholder liabilities, valuation of and impairment losses on investments, valuation allowances or impairments for mortgage loans on real estate, income taxes, goodwill, intangible assets, and pension and other postretirement employee benefits. Although some variability is inherent in these estimates, the recorded amounts reflect management's best estimates based on facts and circumstances as of the balance sheet date. Management believes the amounts provided are appropriate.

     Insurance Revenues and Expenses

     Premiums on traditional life insurance products, which include individual whole life and term insurance and immediate annuities, are recognized as revenue when due. For accident and health and group life insurance products, premiums are recognized as revenue over the contract period when earned. To the extent that this revenue is unearned, it is reported as part of unearned premiums and fees on the consolidated balance sheets. Benefits and expenses are recognized in relation to premiums over the contract period via a provision for future policyholder benefits and the amortization of deferred policy acquisition costs.

     Nontraditional life insurance products include individual adjustable life, universal life and variable life insurance and group universal and variable universal life insurance. Revenue from nontraditional life insurance products and deferred annuities is comprised of policy and contract fees charged for the cost of insurance, policy administration and surrenders and is assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Expenses include both the portion of claims not covered by and the interest credited to the related policy and contract account balances. Deferred policy acquisition costs are amortized relative to the emergence of estimated gross profits.

     Any premiums on both traditional and nontraditional products due as of the date of the consolidated financial statements that have not yet been received and posted are included in premiums and fees receivable on the consolidated balance sheets.

     Certain nontraditional life insurance products, specifically individual adjustable and variable life insurance, require payment of fees in advance for services that will be rendered over the estimated lives of the policies. These payments are established as unearned revenue reserves upon receipt and are included in unearned premiums and fees on the consolidated balance sheets. These unearned revenue reserves are amortized over the estimated lives of these policies and contracts in relation to the emergence of estimated gross profits.

     Commission Income

     Commission income on insurance products is recognized as earned, net of the amount required to be remitted to the various underwriters responsible for providing the policy. Commissions are refunded on cancelled policies based on the unearned portion of the premium payments.

     Commission income on investment related products is recognized on the date of sale. Related commission expense due to agents on such sales is also recognized on the date of sale.

     Administrative and Sponsorship Fees

     The Company pays administrative fees to financial institutions for administrative duties performed including, but not limited to, collection and remittance of premium, assistance with premium billing, communication with loan customers and other additional clerical functions. The expense is estimated and accrued on a quarterly basis based on recent historical experience and is trued up at each profit sharing year-end which occur throughout the year. The Company also pays certain financial institutions sponsorship fees which are primarily based on the loss experience of the business placed by the financial institution with the Company.

     Valuation of Investments and Net Investment Income

     Fixed maturity securities, which may be sold prior to maturity and include fixed maturities on loan, are classified as available-for-sale and are carried at fair value. Premiums and discounts are amortized or accreted using the interest yield method. The Company recognizes the excess of all cash flows over the initial investment attributable to its beneficial interest in asset-backed securities estimated at the acquisition/transaction date as interest income over the life of the Company's beneficial interest using the effective interest yield method. The Company does not accrete the discount for fixed maturity securities that are in default.

     The Company uses book value as cost for applying the retrospective adjustment method to loan-backed fixed maturity securities purchased. Prepayment assumptions for single class and multi-class mortgage-backed securities were obtained using a commercial software application or internal estimates.

     Marketable equity securities are generally classified as available-for-sale and are carried at fair value. Mutual funds and exchange-traded fund investments are carried at fair value, which generally are quoted market prices of the funds' net asset value. The Company also invests in non-marketable equity securities that are not classified as available-for-sale and are carried at cost, which approximates fair value. As of December 31, 2011 and 2010, the Company had $10,000 of non-marketable equity securities.

     Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs, reserves and deferred income tax, reported as a separate component of accumulated other comprehensive income (loss) in stockholder's equity.

     Mortgage loans and mortgage loans held for investment are carried at amortized cost less any valuation allowances. Premiums and discounts are amortized or accreted over the terms of the mortgage loans based on the effective interest yield method. Mortgage loans for which the Company has recorded a specific valuation allowance are held at the present value of the expected future cash flows discounted at the loan's original effective interest rate, or the estimated fair value of the loan's underlying collateral.

     Alternative investments include private equity funds, mezzanine debt funds and hedge funds investing in limited partnerships. These investments are carried on the consolidated balance sheets at the amount invested, adjusted to recognize the Company's ownership share of the earnings or losses of the investee after the date of the acquisition, and adjusted for any distributions received (equity method accounting). In-kind distributions are recorded as a return of capital for the cost basis of the stock received. Any adjustments recorded directly to the stockholders' equity of the investee are recorded, based on the Company's ownership share, as unrealized gains or losses. The valuation of alternative investments is recorded based on the partnership financial statements from the previous quarter plus contributions and distributions during the fourth quarter. The Company believes this valuation represents the best available estimate, however, to the extent that market conditions fluctuate significantly, any change in the following quarter partnership financial statements could be material to the Company's unrealized gains or losses included in stockholder's equity. The Company evaluates partnership financial statements received subsequent to December 31 up to the financial statements issue date for material fluctuations in order to determine if an adjustment should be recorded as of December 31.

     Real estate, included in other invested assets on the consolidated balance sheets, represents commercial real estate acquired in satisfaction of mortgage loan debt. The real estate acquired is considered held for sale for accounting purposes and is carried at fair value less estimated cost to sell. As of December 31, 2011 and 2010, the Company had $5,200 and $8,400, respectively, of real estate held for sale.

     For non-structured fixed maturity securities, the Company recognizes interest income using the interest method without anticipating the impact of prepayments. The Company recognizes dividend income on equity securities upon the declaration of the dividend.

     For structured fixed maturity securities, excluding interest-only securities, the Company recognizes income using a constant effective yield method based on prepayment assumptions obtained from outside service providers or upon analyst review of the underlying collateral and the estimated economic life of the securities. When estimated prepayments differ from the anticipated prepayments, the effective yield is recalculated to reflect actual prepayments to date and anticipated future payments. Any resulting adjustment is included in net investment income.

     Policy loans are carried at the unpaid principal balance.

     Cash and cash equivalents of sufficient credit quality are carried at cost, which approximates fair value. The Company considers all money market funds and commercial paper with original maturity dates of less than three months to be cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions and, at times, these balances may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

     A portion of the funds collected by the Company from its financial institution customers is restricted in its use because the Company is acting as an agent on behalf of certain insurance underwriters. As an agent, the Company has a fiduciary responsibility to remit the appropriate percentage of monies collected to the corresponding insurance underwriters. This sum of money is defined as unremitted premiums payable and is recorded in other liabilities on the consolidated balance sheets as discussed in detail in note 15. The use of restricted funds is limited to the satisfaction of the unremitted premiums and claims payable owed to the underwriter.

     The amount of restricted cash reported in cash and cash equivalents on the consolidated balance sheets is $20,550 and $19,997 at December 31, 2011 and 2010, respectively.

     Finance receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs. The interest rates on the receivables outstanding at December 31, 2011 and 2010 are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturities and security; as such, the carrying value of the receivables outstanding at December 31, 2011 and 2010 approximate the fair value at that date.

     Derivative Financial Instruments

     The Company uses a variety of derivatives, including swaps, forwards, floors, futures and option contracts, to manage the risks associated with cash flows or changes in estimated fair values related to the Company's financial instruments. The Company currently enters into derivative transactions that do not qualify for hedge accounting or in certain cases, elects not to utilize hedge accounting.

     Derivative instruments are carried at fair value, with changes in fair value of derivative instruments and economically hedged items recorded in net realized investment gains or, in the case of certain life insurance product economic hedging, in policyholder benefits on the consolidated statements of operations. Interest income generated by derivative instruments is reported in net realized investment gains on the consolidated statements of operations.

     Several life insurance and annuity products in the Company's liability portfolio contain investment guarantees which are deemed to be embedded derivatives. These guarantees take the form of guaranteed withdrawal benefits on variable annuities, a guaranteed payout floor on a variable payout annuity, and equity linked interest credits on both fixed annuity and fixed universal life products. The embedded derivative is bifurcated from the host insurance contract and accounted for as a freestanding derivative. Embedded derivatives are carried on the consolidated balance sheets at estimated fair value and are included within policy and contract account balances and future policy and contract benefits on the consolidated balance sheets. Changes in estimated fair value are reported in net realized investment gains or in policyholder benefits on the consolidated statements of operations.

     The Company holds "To-Be-Announced" (TBA) Government National Mortgage Association forward contracts that require the Company to take delivery of a mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Company's TBA securities happen at a later date, thus extending the forward contract date. These securities are reported at fair value as derivative instruments with the changes in fair value reported in net realized investment gains.

     Realized and Unrealized Gains and Losses

     Realized and unrealized gains and losses are determined using the specific security identification method. The Company regularly reviews each investment in its various asset classes to evaluate the necessity of recording impairment losses for other-than-temporary declines in fair value. During these reviews, the Company evaluates many factors, including, but not limited to, the length of time and the extent to which the current fair value has been below the cost of the security, specific credit issues such as collateral, financial prospects related to the issuer, the Company's intent to hold or sell the security, and current economic conditions.

     An other-than-temporary impairment (OTTI) is recognized in earnings for a fixed maturity security in an unrealized loss position when it is anticipated that the amortized cost will not be recovered. In such situations, the OTTI recognized in earnings is the entire difference between the fixed maturity security's amortized cost and its fair value only when either the Company has the intent to sell the fixed maturity security or it is more likely than not that the Company will be required to sell the fixed maturity security before recovery of the decline in the fair value below amortized cost. If neither of these two conditions exists, the difference between the amortized cost basis of the fixed maturity security and the present value of the projected future cash flows expected to be collected is recognized as an OTTI in earnings (credit loss). If the fair value is less than the present value of projected future cash flows expected to be collected, this portion of the OTTI related to other-than credit factors (noncredit loss) is recorded as an other comprehensive loss. When an unrealized loss on a fixed maturity security is considered temporary, the Company continues to record the unrealized loss in accumulated other comprehensive income (loss) and not in earnings.

     For non-structured fixed maturity securities, an OTTI is recorded when the Company does not expect to recover the entire amortized cost basis of the security. The Company estimates the credit component of the loss based on a number of various liquidation scenarios that it uses to assess the revised expected cash flows from the security.

     For structured fixed maturity securities, an OTTI is recorded when the Company believes that based on expected discounted cash flows, the Company will not recover all amounts due under the contractual terms of the security. The credit loss component considers inputs from outside sources, including but not limited to, default rates, delinquency rates, loan to collateral ratios, third-party guarantees, current levels of subordination, vintage, geographic concentration, credit ratings and other information that management deems relevant in forming its assessment.

     The Company utilizes an accretable yield which is the equivalent of book yield at purchase date as the factor to discount the cash flows. The book yield is also analyzed to see if it warrants any changes due to prepayment assumptions.

     For equity securities, an OTTI is recorded when the Company does not have the ability and intent to hold the security until forecasted recovery, or if the forecasted recovery is not within a reasonable period. When an OTTI has occurred, the entire difference between the equity security's cost and its fair value is charged to earnings. Equity securities that have been in an unrealized loss position of greater than 20% for longer than six months are reviewed specifically using available third party information based on the investee's current financial condition, liquidity, near-term recovery prospects, and other factors. In addition, all equity securities that have an unrealized loss position greater than $100 are reviewed based on the individual characteristics of the security. For all such equity security considerations, the Company further considers the likelihood of recovery within a reasonable period of time, as well as the intent and ability to hold such securities.

     Alternative investments that have been in an unrealized loss position of greater than 20% for longer than two years are analyzed on a fund by fund basis using current and forecasted expectations for future fund performance, the age of the fund, general partner commentary and underlying investments within the fund. If facts and circumstances indicate that the value of the investment will not recover in a reasonable time period, the cost of the investment is written down and an OTTI is recorded in net realized investment gains on the consolidated statements of operations.

     All other material unrealized losses are reviewed for any unusual event that may trigger an OTTI. Determination of the status of each analyzed investment as other-than-temporarily impaired or not is made based on these evaluations with documentation of the rationale for the decision.

     The Company may, from time to time, sell invested assets subsequent to the balance sheet date that were considered temporarily impaired at the balance sheet date for several reasons. The rationale for the change in the Company's intent to sell generally focuses on unforeseen changes in the economic facts and circumstances related to the invested asset subsequent to the balance sheet date, significant unforeseen changes in the Company's liquidity needs, or changes in tax laws or the regulatory environment. The Company had no material sales of invested assets subsequent to the balance sheet dates for either December 31, 2011 or 2010.

     The mortgage loan valuation allowance is estimated based on an evaluation of known and inherent risks within the loan portfolio and consists of an evaluation of a specific loan loss allowance and a general loan loss allowance. A specific loan loss allowance is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. A non-performing loan is defined as a loan that is not performing to the contractual terms of the loan agreement. Examples of non-performing loans may include delinquent loans, requests for forbearance and loans in the process of foreclosure. The specific valuation allowance is equal to the excess carrying value of the loan over the present value of expected future cash flows discounted at the loan's original effective interest rate, or, if the loan is in the process of foreclosure or otherwise collateral dependent, the estimated fair value of the loan's underlying collateral, less estimated selling costs. Mortgage loans that are deemed uncollectible are generally written-off against the valuation allowance, and recoveries, if any, are credited to the valuation allowance. The Company may recognize a general loan loss valuation allowance for pools of loans with similar characteristics when it is probable that a credit event has occurred within the pool and the amount of the loss can be reasonably estimated. Changes in the valuation allowance are recorded in net realized investment gains on the consolidated statements of operations.

     For a small portion of the portfolio, classified as troubled debt restructurings, the Company grants concessions related to the borrowers' financial difficulties. The types of concessions may include: a permanent or temporary modification of the interest rate, extension of the maturity date at a lower interest rate and/or a reduction of accrued interest. If a loan is considered a troubled debt restructuring, the Company impairs the loan and records a specific valuation allowance, if applicable.

     Securities Lending

     The Company, through an agent, lends certain portfolio holdings and in turn receives cash collateral to be invested pursuant to the terms of an agreement with the lending agent.

     The Company accounts for its securities lending transactions as secured borrowings, in which the collateral received and the related obligation to return the collateral are recorded on the consolidated balance sheets as securities held as collateral and securities lending collateral, respectively. Securities on loan remain on the Company's consolidated balance sheets and interest and dividend income earned by the Company on loaned securities is recognized in net investment income on the consolidated statements of operations.

     Securities lending income is recorded in net investment income and was $47, $17, and $199 for the years ended December 31, 2011, 2010, and 2009, respectively. Securities, consisting of equity securities and fixed maturity securities, were loaned to other financial institutions. Amounts loaned as of December 31, 2011 and 2010 were $73,163 and $64,355, respectively. As of December 31, 2011 and 2010, the fair value of the collateral associated with securities lending was $43,892 and $33,274, respectively.

     Separate Accounts

     Separate account assets and liabilities represent segregated funds administered by an unaffiliated asset management firm. These segregated funds are invested by both an unaffiliated asset management firm and an affiliate of the Company for the exclusive benefit of the Company's pension, variable annuity and variable life insurance policyholders and contractholders. Assets consist principally of marketable securities and are reported at the fair value of the investments held in the segregated funds. Investment income and gains and losses accrue directly to the policyholders and contractholders. The activity of the separate accounts is not reflected on the consolidated statements of operations except for the fees the Company received, which are assessed on a daily or monthly basis and recognized as revenue when assessed and earned, and the activity related to guaranteed minimum death and withdrawal benefits.

     The Company periodically invests money in its separate accounts. At December 31, 2011 and 2010, the fair value of these investments included within equity securities on the consolidated balance sheets was $32,367 and $21,869, respectively.

     Finance Charge Income and Receivables

     The Company's finance receivables portfolio is primarily comprised of smaller balance homogenous direct installment loans, which are originated at the Company's network of over 120 retail branch locations in Illinois, Indiana, Kentucky, Missouri and Tennessee. The Company also holds a smaller portfolio of retail installment notes that are primarily originated through contracts with retail stores within the same regions as the branch locations.

     Finance receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoffs are reported at their outstanding unpaid principal balances reduced by an allowance for losses.

     The Company uses the interest (actuarial) method of accounting for unearned finance charges and interest on finance receivables. Finance receivables are reported net of unearned finance charges. Accrual of finance charges, interest and late fees on smaller balance, homogeneous finance receivables is suspended once an account has recognized 60-days of accrued charges. The account is subsequently accounted for on a cash basis. Accrual is resumed when there are less than 60-days of accrued charges. Accrual of finance charges and interest is suspended on other receivables at the earlier of when they are contractually past due for more than 30 days or if they are considered by management to be impaired.

     The majority of the Company's finance receivables are smaller balance homogeneous loans evaluated collectively for impairment. The Company applies a general valuation allowance to its entire loan portfolio via a direct charge to operations through the provision for credit losses at an amount, which in management's judgment, based on the overall risk characteristics of the portfolio, changes in the character or size of the portfolio and the level of nonperforming assets, is adequate to absorb probable losses on existing receivables. Risk characteristics include consideration of historical loss experience, adjusted for current economic conditions such as delinquency rates, unemployment and regulatory changes. The underlying assumptions, estimates and assessments used are updated periodically to reflect management's view of current conditions. Changes in estimates can significantly affect the allowance for losses.

     It is the Company's general policy to charge off finance receivable accounts (net of unearned finance charges) when they are deemed uncollectible or when no collections were received during the preceding six months, except for certain accounts that have been individually reviewed by management and are deemed to warrant further collection effort.

     The adequacy of the allowance for losses is highly dependent upon management's estimates of variables affecting valuation, appraisals of collateral, evaluations of performance and status, and the amounts and timing of future cash flows expected to be received on impaired loans. Such estimates, appraisals, evaluations, and cash flows may be subject to frequent adjustments due to changing economic prospects of borrowers or collateral. These estimates are reviewed periodically and adjustments, if necessary, are recorded in the provision for credit losses in the periods in which they become known.

     Impaired loans not considered troubled debt restructurings (TDRs) are generally larger (greater than $50) real estate secured loans that are at least 60 days past due. A loan is classified as impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to all of the contractual terms of the loan agreement. A specific valuation allowance is calculated based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent. Interest payments received on impaired loans are generally applied to principal unless the remaining principal balance is considered to be fully collectible.

     TDRs are those loans for which the Company has granted a concession to a borrower experiencing financial difficulties without the receipt of additional compensation. TDRs generally occur as a result of loan modifications forced by personal bankruptcy court rulings, where the Company is required to reduce the remaining future principal and/or interest payments on a loan; or due to a borrower rolling an existing loan into a newly issued loan with extended terms. The Company expects borrowers whose loans have been modified under these situations to be able to meet their contractual obligations for the remaining term of the loan. As a result, the Company generally does not exceed the general allowance already recognized.

     Deferred Policy Acquisition Costs

     The costs of acquiring new and renewal business, after the effects of reinsurance, which vary with and are primarily related to the production of new and renewal business, are generally deferred to the extent recoverable from future premiums or expected gross profits. Deferrable costs include commissions, underwriting expenses and certain other selling and issue costs. Deferred policy acquisition costs (DAC) are subject to loss recognition and recoverability testing at least annually.

     For traditional life insurance, accident and health and group life insurance products, DAC are amortized with interest over the premium paying period in proportion to the ratio of annual premium revenues to ultimate premium revenues. The ultimate premium revenues are estimated based upon the same assumptions used to calculate the future policy benefits.

     For nontraditional life insurance products and deferred annuities, DAC are amortized with interest over the expected life of the contracts in relation to the present value of estimated gross profits from investment, mortality and expense, and lapse margins. The Company reviews actuarial assumptions used to project estimated gross profits, such as mortality, persistency, expenses, investment returns and separate account returns, periodically throughout the year. These assumptions reflect the Company's best estimate of future experience.

     For future separate account returns, the Company utilizes a mean reversion process. The Company determines an initial starting date (anchor date) to which a long-term separate account return assumption is applied in order to project an estimated mean return. The Company's future long-term separate account return assumption was 8% at December 31, 2011 and 2010. Factors regarding economic outlook and management's current view of the capital markets along with a historical analysis of long-term investment returns were considered in developing the Company's long-term separate account return assumption. If the actual separate account return varies from the long-term assumption, a modified yield assumption is projected over the next five years such that the mean return equals the long-term assumption. The modified yield assumption is not permitted to be negative or in excess of 15% during the five-year reversion period.

     Changes in assumptions can have a significant impact on the amount of DAC reported for nontraditional life insurance products and deferred annuities, and the related amortization patterns. In the event actual experience differs from expected experience or future assumptions are revised to reflect management's new best estimate, the Company records an increase or decrease in DAC amortization expense, which could be significant. Any resulting impact to financial results from a change in an assumption is included in amortization of DAC on the consolidated statements of operations.

     DAC are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as disclosed in note 20. The adjustment represents the changes in amortization that would have been recorded had such unrealized amounts been realized. This adjustment is recorded through accumulated other comprehensive income (loss) on the consolidated balance sheets.

     The Company assesses internal replacements on insurance contracts to determine whether such modifications significantly change the contract terms. An internal replacement represents a modification in product benefits, features, rights or coverages that occurs by the exchange of an insurance contract for a new insurance contract, or by amendment, endorsement or rider to a contract, or by the election of a feature or coverage within a contract. If the modification substantially changes the contract, the remaining DAC on the original contract are immediately expensed and any new DAC on the replacement contract are deferred. If the contract modification does not substantially change the contract, DAC amortization on the original contract continues and any new acquisition costs associated with the modification are immediately expensed.

     Sales Inducements

     The Company defers sales inducements and amortizes them over the life of the policy utilizing the same methodology and assumptions used to amortize DAC. Deferred sales inducements are included in other assets on the consolidated balance sheets. The Company offers sales inducements for individual annuity products that credits the policyholder with a higher interest rate than the normal general account interest rate for the first year of the deposit and another sales inducement that offers an upfront bonus on variable annuities. Changes in deferred sales inducements for the periods ended December 31 were as follows:

                                     2011      2010
                                   -------   -------
Balance at beginning of year       $11,415   $10,292
Capitalization                       3,105     3,226
Amortization and interest           (1,824)     (792)
Adjustment for unrealized losses      (845)   (1,311)
                                   -------   -------
Balance at end of year             $11,851   $11,415
                                   =======   =======

     Goodwill and Other Intangible Assets

     In connection with acquisitions of operating entities, the Company recognizes the excess of the purchase price over the fair value of net assets acquired as goodwill. Goodwill is not amortized. The Company may choose to perform a qualitative assessment in which the Company determines if the fair value of the reporting unit is, more likely than not, greater than the carrying value of the reporting unit. If the fair value of the reporting unit is, more likely than not, greater than the carrying value of the reporting unit, no further review or testing is required. If the fair value of the reporting entity is not, more likely than not, greater than the carrying value of the reporting unit, or if the Company chooses not to perform a qualitative assessment, the goodwill is tested for impairment at the reporting unit level. Prior to 2011, goodwill was tested for impairment at the reporting unit level.

     The assessment or testing of goodwill is performed at least annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. When the Company chooses to perform or determines that testing is required, the fair value of the reporting unit is estimated using a combination of the income or discounted cash flows approach and the market approach, which utilizes comparable companies' data, when available. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

     The Company also evaluates the recoverability of other intangible assets with finite useful lives whenever events or changes in circumstances indicate that an intangible asset's carrying amount may not be recoverable. Such circumstances could include, but are not limited to: (1) a significant decrease in the fair value of an asset, (2) a significant adverse change in the extent or manner in which an asset is used, or (3) an accumulation of costs significantly in excess of the amount originally expected for the acquisition of an asset. The Company measures the carrying amount of the asset against the estimated undiscounted future cash flows associated with it. Should the sum of the expected future net cash flows be less than the carrying value of the asset being evaluated, an impairment loss would be recognized. The impairment loss would be determined as the amount by which the carrying value of the asset exceeds its fair value. The fair value is measured based on quoted market prices, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including the discounted value of estimated future cash flows. The evaluation of asset impairment requires the Company to make assumptions about future cash flows over the life of the asset being evaluated. These assumptions require significant judgment and actual results may differ from assumed and estimated amounts.

     Software

     Computer software costs incurred for internal use are capitalized and amortized over a three to five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software and are included in property and equipment, net on the consolidated balance sheets. The Company had unamortized software costs of $43,983 and $39,051 as of December 31, 2011 and 2010, respectively, and amortized software expense of $16,290, $15,000 and $14,167 for the years ended December 31, 2011, 2010 and 2009, respectively.

     Property and Equipment

     Property and equipment are carried at cost, net of accumulated depreciation of $132,594 and $130,704 at December 31, 2011 and 2010, respectively. Buildings are depreciated over 40 years and equipment is generally depreciated over 5 to 10 years. Depreciation expense for the years ended December 31, 2011, 2010 and 2009, was $9,386, $10,016, and $11,715,
     respectively.

     Reinsurance

     Insurance liabilities are reported before the effects of ceded reinsurance. Reinsurance recoverables represent amounts due from reinsurers for paid and unpaid benefits, expense reimbursements, prepaid premiums and future policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured business. Reinsurance premiums ceded and recoveries on benefits and claims incurred are deducted from the respective income and expense accounts.

     Policyholder Liabilities

     Policy and contract account balances represent the net accumulation of funds associated with nontraditional life insurance products and deferred annuities. Additions to account balances include premiums, deposits and interest credited by the Company. Deductions to account balances include surrenders, withdrawals, benefit payments and charges assessed for the cost of insurance, policy administration and surrenders.

     Future policy and contract benefits are comprised of reserves for traditional life insurance, group life insurance, accident and health products, and guarantees on certain deferred annuity contracts. The reserves were calculated using the net level premium method based upon assumptions regarding investment yield, mortality, morbidity and withdrawal rates determined at the date of issue, commensurate with the Company's experience. Provision has been made in certain cases for adverse deviations from these assumptions. When estimating the expected gross margins for traditional life insurance products as of December 31, 2011, the Company has assumed an average rate of investment yields ranging from 3.77% to 5.07%.

     Future policy and contract benefits are adjusted to reflect the impact of unrealized gains and losses on securities as disclosed in note 20. The adjustment to future policy benefits and claims represents the increase in policy reserves from using a required discount rate if the funds were reinvested at then current market interest rates instead of the then current effective portfolio rate implicit in the policy reserves.

     Pending policy and contract claims primarily represent amounts estimated for claims incurred but not reported and claims that have been reported but not settled. Such liabilities are estimated based upon the Company's historical experience and other actuarial assumptions that consider current developments and anticipated trends.

     Other policyholder funds are comprised of dividend accumulations, premium deposit funds and supplementary contracts without life contingencies.

     Participating Business

     Dividends on participating policies and other discretionary payments are declared by the Board of Directors based upon actuarial determinations, which take into consideration current mortality, interest earnings, expense factors and federal income taxes. Dividends are recognized as expenses consistent with the recognition of premiums. At December 31, 2011 and 2010, the total participating business in force was $2,123,217 and $1,999,977, respectively. As a percentage of total life insurance in force, participating business in force represents 0.4% at both December 31, 2011 and 2010.

     Income Taxes

     The Company files a life/non-life consolidated federal income tax return with Minnesota Mutual Companies, Inc., the Company's ultimate parent. The Company utilizes a consolidated approach to the allocation of current taxes, whereby, the tax benefits resulting from any losses by the Company, which would be realized by Minnesota Mutual Companies, Inc. on a consolidated return, go to the benefit of the Company. Intercompany tax balances are settled annually when the tax return is filed with the Internal Revenue Service (IRS).

     Inherent in the provision for federal income taxes are estimates regarding the deductibility of certain items and the realization of certain tax credits. In the event the ultimate deductibility of certain items or the realization of certain tax credits differs from estimates, the Company may be required to significantly change the provision for federal income taxes recorded on the consolidated financial statements. Any such change could significantly affect the amounts reported on the consolidated statements of operations. Management has used best estimates to establish reserves based on current facts and circumstances regarding tax exposure items where the ultimate deductibility is open to interpretation. Management evaluates the appropriateness of such reserves based on any new developments specific to their fact patterns. Information considered includes results of completed tax examinations, Technical Advice Memorandums and other rulings issued by the IRS or the tax courts.

     The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. Current income taxes are charged to operations based upon amounts estimated to be payable as a result of taxable operations for the current year.

(3)  RISKS

     The following is a description of the significant risks facing the Company:

     CREDIT AND CASH FLOW ASSUMPTION RISK:

     Credit and cash flow assumption risk is the risk that issuers of investment securities, mortgagees on mortgage loans or other parties, including reinsurers and derivatives counterparties, default on their contractual obligations or experience adverse changes to the contractual cash flow streams. The Company attempts to minimize the adverse impact of this risk by monitoring portfolio diversification by asset class, creditor, industry, and by complying with investment limitations governed by state insurance laws and regulations as applicable. The Company also considers relevant objective information available in estimating the cash flows related to structured securities. The Company monitors and manages exposures, determines whether securities are impaired or loans are deemed uncollectible, and takes charges in the period such assessments are made.

     Following below is discussion regarding particular asset class concentration of credit risk:

     CONCENTRATION OF CREDIT RISK:

          CASH AND CASH EQUIVALENTS:

          Certain financial instruments, consisting primarily of cash and cash equivalents, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in investment grade securities and limits the amount of credit exposure with any one institution.

          FINANCIAL INSTRUMENTS:

          Management attempts to limit the concentration of credit risk with respect to mortgages, fixed maturity securities, and other invested assets by diversifying the geographic base and industries of the underlying issuers. This diversity is an integral component of the portfolio management process.

          Management attempts to achieve equity security diversification through the use of style diversification and through limiting exposure to a single issuer. Alternative investment diversification is sought by dividing the portfolio between direct venture company funds, mezzanine debt funds and hedge and other types of alternative instruments. In addition, this portfolio is managed by diversifying industry sectors to limit exposure to any one type of fund.

          DERIVATIVES:

          The Company executes derivative transactions with ongoing counterparty exposure exclusively with highly rated counterparties. Should the rating of a derivative counterparty drop, the Company may require the counterparty to post collateral. The aggregate counterparty exposure for a single non-qualified counterparty is limited to 1% of admitted assets for AAA rated counterparties and 0.75% of admitted assets for A or AA rated counterparties. The aggregate counterparty exposure to all non-qualified counterparties is limited to 3% of admitted assets. Admitted assets in this context are defined as the Company's admitted assets as defined by Statutory Accounting guidance authored by the National Association of Insurance Commissioners (NAIC).

          The Company does not anticipate nonperformance by any of its derivative instrument counterparties. The Company is required to pledge collateral in order to trade in futures contracts. The Company maintains ownership of pledged securities at all times.

          The Company attempts to minimize the adverse impact of any exposure to potential loss in the event of credit default by the Company's futures contracts by the fact that the futures contracts are exchange-traded instruments and if the broker could not perform its intermediary obligations concerning the Company's futures contracts, these contracts could be transferred to a new broker with little or no financial impact to the Company.

     EQUITY MARKET RISK:

     Equity market risk is the risk that significant adverse fluctuations in the equity market can affect financial results. Risks may include, but are not limited to, potential impairments to equity security holdings, changes in the amount of fee revenue a company may be able to realize from its separate account assets, impacting estimations of future profit streams from variable products or increasing potential claims under certain contracts with guaranteed minimum benefit features and, as discussed in credit risk above, investing in equity securities as a part of the insurance company investment portfolio.

     As of December 31, 2011, approximately 96.8% of separate account assets were invested in equity investments across the Company's variable product offerings. The Company attempts to minimize the adverse impact of this risk with its product offerings in traditional insurance products, which do not expose fee revenue to equity market risk and by collecting fee revenue on a transactional or annual basis rather than an asset-based basis.

     The Company holds derivative instruments in its efforts to minimize the adverse impact of equity market risks embedded within certain individual annuity and life products.

     As discussed above, the Company monitors its overall exposure to the equity market and attempts to maintain a diversified investment portfolio limiting its exposure to any single issuer.

     FOREIGN CURRENCY RISK:

     Foreign currency risk is the risk that the price of foreign currency denominated contracts may change significantly prior to the completion of investment transactions. The Company utilizes short-duration spot forward contracts in its efforts to minimize the adverse impact of foreign currency exchange rate risk inherent in the elapsed time between trade processing and trade settlement in its international equity portfolios.

     INTEREST RATE RISK:

     Interest rate risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments relative to the value of its liabilities. In a declining or low interest rate environment, the Company is generally not able to reinvest at comparable yields. Lower interest rates could also result in lower net investment income, guaranteed crediting rates on certain products and increased pension and other postretirement benefit obligations due to a decreased discount rate assumption. The Company attempts to minimize the adverse impact of this risk by maintaining a diversified portfolio of investments and monitoring cash flow patterns in order to approximately match the expected maturity of its liabilities, by employing disciplined new product development procedures and by offering a wide range of products and by operating throughout the United States.

     LEGAL/REGULATORY RISK:

     Legal or regulatory risk is the risk that changes in the legal or regulatory environment in which an insurer operates could result in increased competition, reduced demand for a company's products, or additional unanticipated expenses in the pricing of a company's products. The Company attempts to minimize the adverse impact of this risk by offering a wide range of products and by operating throughout the United States. The Company specifically monitors its risk toward any one particular product or particular jurisdictions. The Company employs compliance practices that identify and assist in minimizing the adverse impact of this risk.

     MORTALITY RISK:

     Mortality risk is the risk that overall life expectancy assumptions used by the Company in the pricing of its life insurance and annuity products prove to be too aggressive. This situation could occur, for example, as a result of pandemics, terrorism, natural disasters, or acts of war. The Company's main strategy to reduce this risk is to limit the concentration of mortality risk through geographical diversification and the purchase of reinsurance.

     RATINGS RISK:

     Ratings risk is the risk that rating agencies change their outlook or rating of the Company or a subsidiary of the Company, where such change or changes in the Company's underlying business or a combination of both could negatively impact the Company. The Company employs a strategic planning process, disciplined new product procedures, monitors its risk-based capital and other capital ratios for adequacy and maintains regular communications with the rating agencies in its efforts to minimize the adverse impact of this risk.

     REINSURANCE RISK:

     Reinsurance risk is the risk that reinsurance companies, where a company has ceded a portion of its underwriting risk, may default on their obligation. The Company has entered into certain reinsurance contracts to cede a portion of its life and health business. The Company established a trust agreement when assets connected to the ceding of its Individual Disability line of business were sold. The assets in the trust are actively monitored for potential credit risk and are replaced as necessary. The Company also monitors the ratings of reinsurance companies it chooses to cede risk to and follows up on any outstanding balances with reinsurance companies.

(4)  NEW ACCOUNTING PRONOUNCEMENTS

     In December 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-11 (ASU 2011-11), Balance Sheet (Topic
     210): Disclosures about Offsetting Assets and Liabilities, which requires entities to disclose information about offsetting and related arrangements. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013. The Company does not expect the adoption of ASU 2011-11 to have a material impact to its consolidated results of operations and financial position and will include the required disclosures in its notes to consolidated financial statements.

     In September 2011, the FASB issued Accounting Standards Update 2011-08 (ASU 2011-08), Intangibles - Goodwill and Other (Topic 350): Testing of Goodwill for Impairment, which gives entities the option of performing a qualitative assessment before calculating the fair value of the reporting unit required in Step 1 under current guidance. After performing the qualitative assessment, if the entity determines that the fair value of the reporting entity is, more likely than not, greater than the carrying value of the reporting unit, no further testing is required. If an entity determines otherwise, then it would be required to perform Step 1 and potentially Step 2 of the two-step impairment testing model. ASU 2011-08 is effective for goodwill impairment tests performed for years beginning after December 15, 2011, with early adoption permitted. The Company chose to early adopt ASU 2011-08 in 2011. There was no material impact to its consolidated results of operations and financial position upon adoption.

     In June 2011, the FASB issued Accounting Standards Update 2011-05 (ASU 2011-05), Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which eliminates the presentation options contained in current guidance and instead requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements that show the components of net income and other comprehensive income, including adjustments for items that are reclassified from other comprehensive income to net income. The guidance does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. In December 2011, the FASB issued Accounting Standards Update 2011-12 (ASU 2011-12), Comprehensive Income (Topic 220):
     Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in ASU 2011-05, which indefinitely defers the presentation of reclassification adjustments as required in ASU 2011-05. ASU 2011-05 is effective for non-public entities for reporting periods ending after December 15, 2012 and is not expected to have a material impact to the Company's consolidated results of operations and financial position.

     In May 2011, the FASB issued Accounting Standards Update 2011-04 (ASU 2011-04), Fair Value Measurements (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which clarifies existing guidance related to the application of fair value measurement methods and requires expanded disclosures. ASU 2011-04 is effective for non-public entities for annual reporting periods beginning after December 15, 2011. The Company is currently evaluating the impact of this new guidance to its consolidated results of operations and financial position.

     In April 2011, the FASB issued Accounting Standards Update 2011-02 (ASU 2011-02), Receivables (Topic 310): A Creditor's Determining of Whether a Restructuring Is a Troubled Debt Restructuring, which clarifies when creditors should classify a loan modification as a troubled debt restructuring (TDR). ASU 2011-02 is effective for non-public entities for reporting periods ending after December 15, 2012. The Company is currently evaluating the impact of this new guidance to its consolidated results of operations and financial position.

     In December 2010, the FASB issued Accounting Standards Update 2010-28 (ASU 2010-28), Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts, which requires an entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. ASU 2010-28 is effective for non-public entities for reporting periods ending after December 15, 2011. The Company had no material impact to its consolidated results of operations and financial position due to the adoption of ASU 2010-28.

     In October 2010, the FASB issued Accounting Standards Update 2010-26 (ASU 2010-26), Financial Services - Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts, which clarifies the types of costs that can be capitalized in the successful acquisition of new or renewal insurance contracts. Capitalized costs should include incremental direct costs of contract acquisition, as well as certain costs related directly to acquisition activities such as underwriting, policy issuance and processing, medical and inspection and sales force contract selling. ASU 2010-26 will be effective for fiscal years beginning after December 31, 2011 with retrospective application permitted but not required. The Company will adopt this guidance effective January 1, 2012 and expects to apply the retrospective method of adoption. The Company is currently evaluating the impact of this new guidance to its consolidated results of operations and financial position.

     In July 2010, the FASB issued Accounting Standards Update 2010-20 (ASU 2010-20), Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowances for Credit Losses which requires additional disclosures about the credit quality of financing receivables, such as aging information and credit quality indicators. In addition, disclosures must be disaggregated by portfolio segment or class based on how the Company develops its allowance for credit losses and how it manages its credit exposure. ASU 2010-20 is effective for non-public entities for reporting periods ending after December 15, 2011. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of ASU 2010-20 and has provided the required disclosures in notes 6 and 9.

     In April 2010, the FASB issued Accounting Standards Update 2010-15 (ASU 2010-15), Financial Services - Insurance (Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments, under which an insurance entity would not be required to consolidate a voting-interest investment fund when it holds the majority of the voting interests of the fund through its separate accounts. In addition, an insurance entity would not consider the interests held through separate accounts for the benefit of policyholders in the insurer's evaluation of its economics in a variable interest entity, unless the separate account contract holder is a related party. The Company had no material impact to its consolidated results of operations and financial position due to the adoption of ASU 2010-15.

     In January 2010, the FASB issued Accounting Standards Update 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs and valuation techniques. Additionally, this guidance requires disclosures about significant transfers between Level 1 and 2 measurement categories and separating the presentation of purchases, issuances, sales and settlements. This guidance was effective for periods beginning after December 15, 2009, except for the disclosures regarding the separation of the presentation of purchases, issuances, sales and settlements, which is effective for periods beginning after December 15, 2010. ASU 2010-06 was adopted by the Company effective January 1, 2010 with the exception of separating the presentation of purchases, sales and settlements. There was no impact to the Company's consolidated results of operations or financial position due to the adoption of this new guidance. The clarification of existing disclosure requirements about the level of disaggregation, inputs and valuation techniques is included within note 5 and 11. The Company adopted the required disclosure provisions of this new guidance relating to the separation of the presentation of purchases, issuances, sales and settlements effective January 1, 2011 which is included within note 5 and 11.

     In January 2010, the FASB issued Accounting Standards Update 2010-02 (ASU 2010-02), Consolidations (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary, which clarifies the accounting and reporting by an entity that experiences a decrease in ownership in a subsidiary that is a business or nonprofit activity for periods ending on or after December 15, 2009. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of ASU 2010-02.

     In August 2009, the FASB issued Accounting Standards Update 2009-05 (ASU 2009-05), Fair Value Measurements and Disclosures (Topic 820): Measuring Liabilities at Fair Value, which provides clarification for measuring the fair value in circumstances in which a quoted price in an active market for the identical liability is not available for periods beginning January 1, 2010. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of ASU 2009-05.

     In June 2009, the FASB issued guidance relating to special purpose entities changing the determination of the primary beneficiary of a variable interest entity (VIE) from a quantitative model to a qualitative model. Under the new qualitative model, the primary beneficiary must have both the ability to direct the activities of the VIE and the obligation to absorb either losses or gains that could be significant to the VIE. The guidance also changes when reassessment is needed, as well as requires enhanced disclosures, including the Company's involvement with VIEs on its financial statements for periods beginning after November 15, 2009. In February 2010, the FASB issued Accounting Standards Updated 2010-10 (ASU 2010-10), Consolidation, Amendments for Certain Investment Funds. This guidance indefinitely defers the consolidation requirements for reporting enterprises' interests in entities that have the characteristics of investment companies and regulated money market funds. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of this new guidance and has provided the required disclosures in note 8.

     In June 2009, the FASB issued guidance relating to the accounting for transfers of financial assets. This guidance eliminates the concept of a qualifying special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interest. The guidance also requires additional disclosures about a transferor's financial assets that have been accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor's assets that continue to be reported on the consolidated balance sheets for periods beginning after November 15, 2009. The Company had no material impact to its consolidated results of operations or financial position due to the adoption of this new guidance.

(5)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     Financial Assets and Financial Liabilities Reported at Fair Value

     The fair value of the Company's financial assets and financial liabilities has been determined using available market information as of December 31, 2011 and 2010. Although the Company is not aware of any factors that would significantly affect the fair value of financial assets and financial liabilities, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company primarily uses the market approach which utilizes process and other relevant information generated by market transactions involving identical or comparable assets or liabilities. To a lesser extent, the Company also uses the income approach which uses discounted cash flows to determine fair value. When applying either approach, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's estimates about the assumptions market participants would use in valuing financial assets and financial liabilities based on the best information available in the circumstances.

     The Company is required to categorize its financial assets and financial liabilities recorded on the consolidated balance sheets according to a three-level hierarchy. A level is assigned to each financial asset and financial liability based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

          Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities utilizing Level 1 valuations generally include U.S. Treasury securities, money-market funds, actively-traded U.S. and international equities, investments in mutual funds with quoted market prices, certain separate account assets, and listed derivatives.

          Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets and liabilities. The types of assets and liabilities utilizing Level 2 valuations generally include U.S. government securities not backed by the full faith of the U.S. government, publicly traded corporate fixed maturity securities, structured notes, municipal fixed maturity securities, certain mortgage and asset-backed securities, certain separate account assets, and certain derivatives.

          Level 3 - Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets or liabilities. The types of assets and liabilities utilizing Level 3 valuations generally include certain mortgage and asset backed securities, certain privately placed corporate fixed maturity securities and certain derivatives, including embedded derivatives associated with living benefit guarantees and equity-indexed features on certain life and annuity contracts.

     The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset or liability to be reclassified to a lower level.

     Inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

     The following tables summarize the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

                                                                            DECEMBER 31, 2011
                                                            -------------------------------------------------
                                                              LEVEL 1       LEVEL 2     LEVEL 3      TOTAL
                                                            -----------   ----------   --------   -----------
Fixed maturity securities, available-for-sale:
   U.S. government securities                               $   176,608   $       --   $     --   $   176,608
   Agencies not backed by the full faith and credit of
      the U.S. government                                            --       93,947         --        93,947
   Foreign government securities                                     --       54,066         --        54,066
   Corporate securities                                              --    5,296,134    811,398     6,107,532
   Asset-backed securities                                           --      348,460    132,336       480,796
   CMBS                                                              --      942,354         11       942,365
   RMBS                                                              --    2,207,075      1,027     2,208,102
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities, available-for-sale       176,608    8,942,036    944,772    10,063,416
Equity securities, available-for-sale                           203,936           --          3       203,939
Fixed maturity securities on loan:
   U.S. government securities                                    53,350           --         --        53,350
   Corporate securities                                              --       12,876         --        12,876
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities on loan                    53,350       12,876         --        66,226
Equity securities on loan                                         6,937           --         --         6,937
Derivative instruments:
   TBA derivative instruments                                        --       30,433         --        30,433
   Other derivative instruments                                      10       86,863         --        86,873
                                                            -----------   ----------   --------   -----------
      Total derivative instruments                                   10      117,296         --       117,306
                                                            -----------   ----------   --------   -----------
         Total investments                                      440,841    9,072,208    944,775    10,457,824
Cash equivalents                                                247,470        1,350         --       248,820
Securities held as collateral                                    23,001       20,891         --        43,892
Separate account assets (1)                                  12,056,550      484,813         --    12,541,363
                                                            -----------   ----------   --------   -----------
         Total financial assets                             $12,767,862   $9,579,262   $944,775   $23,291,899
                                                            ===========   ==========   ========   ===========

Policy and contract account balances (2)                    $        --   $       --   $ 35,469   $    35,469
Future policy and contract benefits (2)                              --           --     81,183        81,183
Derivative instruments                                              105        9,779         --         9,884
Securities lending collateral                                    23,001       37,769         --        60,770
                                                            -----------   ----------   --------   -----------
         Total financial liabilities                        $    23,106   $   47,548   $116,652   $   187,306
                                                            ===========   ==========   ========   ===========

(1) Separate account liabilities are set equal to the fair value of separate account assets as prescribed by GAAP accounting guidance.

(2) Policy and contract account balances and future policy and contract benefits balances reported in this table relate to embedded derivatives associated with living benefit guarantees and equity-indexed features on certain annuity and life insurance products. The Company's guaranteed minimum withdrawal benefits, guaranteed annuity payout floor, and equity-indexed annuity and life products are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host contract and recognized at fair value.

     The following tables summarize the Company's financial assets and financial liabilities measured at fair value on a recurring basis:

                                                                            DECEMBER 31, 2010
                                                            -------------------------------------------------
                                                              LEVEL 1       LEVEL 2     LEVEL 3      TOTAL
                                                            -----------   ----------   --------   -----------
Fixed maturity securities, available-for-sale:
   U.S. government securities                               $   147,421   $       --   $     --   $   147,421
   Agencies not backed by the full faith and credit of
      the U.S. government                                            --       17,310         --        17,310
   Foreign government securities                                     --       50,245         --        50,245
   Corporate securities                                              --    4,609,052    816,277     5,425,329
   Asset-backed securities                                           --      352,370    167,659       520,029
   CMBS                                                              --      963,692         27       963,719
   RMBS                                                              --    2,013,532      2,466     2,015,998
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities, available-for-sale       147,421    8,006,201    986,429     9,140,051
Equity securities, available-for-sale                           206,816           --          4       206,820
Fixed maturity securities on loan:
   U.S. government securities                                    29,879           --         --        29,879
   Agencies not backed by the full faith and credit of
      the U.S. government                                            --        6,180         --         6,180
   Corporate securities                                              --       16,004         --        16,004
   Asset-backed securities                                           --        2,008         --         2,008
                                                            -----------   ----------   --------   -----------
      Total fixed maturity securities on loan                    29,879       24,192         --        54,071
Equity securities on loan                                        10,284           --         --        10,284
Derivative instruments:
   TBA derivative instruments                                        --      124,840         --       124,840
   Other derivative instruments                                   1,174       39,276         --        40,450
                                                            -----------   ----------   --------   -----------
      Total derivative instruments                                1,174      164,116         --       165,290
                                                            -----------   ----------   --------   -----------
         Total investments                                      395,574    8,194,509    986,433     9,576,516
Cash equivalents                                                287,162        7,087         --       294,249
Securities held as collateral                                        --       33,274         --        33,274
Separate account assets (1)                                  12,715,998      483,638         --    13,199,636
                                                            -----------   ----------   --------   -----------
         Total financial assets                             $13,398,734   $8,718,508   $986,433   $23,103,675
                                                            ===========   ==========   ========   ===========

Policy and contract account balances (2)                    $        --   $       --   $ 35,301   $    35,301
Future policy and contract benefits (2)                              --           --     20,577        20,577
Derivative instruments                                              700        9,140         --         9,840
Securities lending collateral                                        --       51,758         --        51,758
                                                            -----------   ----------   --------   -----------
         Total financial liabilities                        $       700   $   60,898   $ 55,878   $   117,476
                                                            ===========   ==========   ========   ===========

(1) Separate account liabilities are set equal to the fair value of separate account assets as prescribed by GAAP accounting guidance.

(2) Policy and contract account balances and future policy and contract benefits balances reported in this table relate to embedded derivatives associated with living benefit guarantees and equity-indexed features on certain annuity and life insurance products. The Company's guaranteed minimum withdrawal benefits, guaranteed annuity payout floor, and equity-indexed annuity and life products are considered embedded derivatives under current accounting guidance, resulting in the related liabilities being separated from the host contract and recognized at fair value.

     The methods and assumptions used to estimate the fair value of financial assets and liabilities are summarized as follows:

     FIXED MATURITY SECURITIES, AVAILABLE-FOR-SALE AND ON LOAN

     When available, fair values of fixed maturity are based on quoted market prices of identical assets in active markets and are reflected in Level 1.

     When quoted prices are not available, the Company's priority is to obtain prices from third party pricing services. The Company generally receives prices from multiple pricing services and maintains a vendor hierarchy by asset type based on historical pricing experience and vendor expertise. Prices are reviewed by affiliated asset managers and management to validate reasonability. Fixed maturity securities with validated prices from pricing services are generally reflected in Level 2. If the pricing information received from third party pricing services is not reflective of market activity or other inputs observable in the market, the Company may challenge the price through a formal process with the pricing service. If the pricing service updates the price to be more consistent in comparison to the presented market observations, the security remains within Level 2.

     For fixed maturity securities where quoted market prices are not available or the Company concludes the pricing information received from third party pricing services is not reflective of market activity - generally private placement securities, securities that do not trade regularly and embedded derivatives included in such securities - an internally developed matrix pricing model using a commercial software application is used. The matrix pricing model is developed by obtaining spreads versus the U.S. Treasury yield for corporate securities with varying weighted average lives and bond ratings. The weighted average life and bond rating of a particular fixed maturity security to be priced are important inputs into the model and are used to determine a corresponding spread that is added to the U.S. Treasury yield to create an estimated market yield for that security. The estimated market yield, liquidity premium, any adjustments for known credit risk, and other relevant factors are then used to estimate the fair value of the particular fixed maturity security. Fixed maturity securities valued using internally developed pricing models are reflected in Level 3.

     As of December 31, 2011, 90.3% of fixed maturity fair values were obtained from third party pricing services and 9.7% from the internal methods described above. As of December 31, 2010, 89.1% of fixed maturity fair values were obtained from third party pricing services and 10.9% from the internal methods described above.

     EQUITY SECURITIES, AVAILABLE-FOR-SALE AND ON LOAN

     The Company's equity securities consist primarily of investments in common stock of publicly traded companies. The fair values of equity securities are based on quoted market prices in active markets for identical assets and are classified within Level 1. The Company carries a small amount of non-exchange traded equity securities classified within Level 3.

     DERIVATIVE INSTRUMENTS

     Derivative instrument fair values are based on quoted market prices when available. If a quoted market price is not available, fair value is estimated using current market assumptions and modeling techniques, which are then compared with quotes from counterparties.

     The majority of the Company's derivative positions are traded in the over-the-counter (OTC) derivative market and are classified as Level 2. The fair values of most OTC derivatives are determined using discounted cash flow pricing models. The significant inputs to the pricing models are observable in the market or can be derived principally from or corroborated by observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from or corroborated by observable market data. Significant inputs that are unobservable generally include: independent broker quotes and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. In general, OTC derivatives are compared to an outside broker quote when available and are reviewed in detail through the Company's valuation oversight group.

     The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

     CASH EQUIVALENTS

     Cash equivalents include money market instruments and highly rated commercial paper. Money market instruments are generally valued using unadjusted quoted prices in active markets and are reflected in Level 1. The remaining instruments are typically not traded in active markets and their fair values are based on market observable inputs and, accordingly, have been classified as Level 2.

     INVESTMENTS IN POOLED SEPARATE ACCOUNTS

     Investments in pooled separate accounts are stated at the corresponding unit value of the pooled separate account, which represents fair value. The estimated fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account and are generally based on quoted market prices. Assets within the Company's separate accounts include direct investments in mutual funds, cash and cash equivalents and equity securities, which are included in Level 1. Additionally there are certain pooled separate accounts where the fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in the active market for identical or similar assets. These types of separate account assets include investments in fixed maturity securities and money market mutual funds which are included in Level 2.

     POLICY AND CONTRACT ACCOUNT BALANCES AND FUTURE POLICY AND CONTRACT ACCOUNT BENEFITS

     Policy and contract account balances and future policy and contract account benefits include liabilities for living benefit guarantees and equity-indexed features on certain annuity contracts and life insurance policies accounted for as embedded derivatives. These guarantees take the form of guaranteed withdrawal and income benefits on variable annuities, a guaranteed payout floor on a variable payout annuity, and equity linked interest credits on both fixed annuity and fixed universal life products.

     The fair value for embedded derivatives is estimated using the present value of future benefits less the present value of future fees over the expected lives of the contracts using various capital market and actuarial assumptions. The cash flows are projected under multiple capital market scenarios using observable risk free rates. The valuation of these embedded derivatives includes an adjustment for the Company's own credit risk and other non-capital market inputs. The Company's own credit adjustment is determined taking into consideration publicly available information relating to peer companies' debt ratings and the Company's own claims paying ability.

     Other significant inputs to the valuation models for the embedded derivatives associated with the optional living benefit features of the Company's variable annuity products include capital market assumptions, such as interest rate and implied volatility assumptions, as well as various policyholder behavior assumptions that are actuarially determined, including lapse rates, benefit utilization rates, mortality rates and withdrawal rates. These assumptions are reviewed at least annually, and updated based upon historical experience. Since many of the assumptions utilized in the valuation of embedded derivatives associated with the company's optional living benefit features are unobservable and are considered to be significant inputs to the liability valuations, the liability has been reflected within Level 3.

     The following tables provide a summary of changes in fair value of Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2011:

                                                       TOTAL REALIZED
                                                    AND UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN:
                                                   ---------------------
                                                                          TRANSFERS  TRANSFERS   PURCHASES,
                                       BALANCE AT    NET       OTHER        IN TO      OUT OF    SALES AND     BALANCE
                                        BEGINNING  INCOME  COMPREHENSIVE   LEVEL 3    LEVEL 3   SETTLEMENTS,   AT END
                                         OF YEAR     (1)       INCOME        (2)        (2)        NET (3)     OF YEAR
                                       ----------  ------  -------------  ---------  ---------  ------------  --------
Corporate securities                    $816,277   $  99      $ 8,314      $14,513    $    --     $(27,805)   $811,398
Asset-backed securities                  167,659       5       (1,323)          --     (9,176)     (24,829)    132,336
CMBS                                          27      --           (1)          --         --          (15)         11
RMBS                                       2,466    (167)       1,122           --         --       (2,394)      1,027
                                        --------   -----      -------      -------    -------     --------    --------
   Total fixed maturity securities,
      available-for-sale                 986,429     (63)       8,112       14,513     (9,176)     (55,043)    944,772
Equity securities, available-for-sale          4       4           (1)          --         --           (4)          3
                                        --------   -----      -------      -------    -------     --------    --------
      Total financial assets            $986,433   $ (59)     $ 8,111      $14,513    $(9,176)    $(55,047)   $944,775
                                        ========   =====      =======      =======    =======     ========    ========

(1) The amounts included in this column are reported in net realized investment gains on the consolidated statements of operations.

(2) Transfers in to/out of Level 3 are primarily due to the availability of quoted market prices or changes in the Company's conclusion that pricing information received from a third party pricing service is not reflective of market activity.

(3) The table below provides the bifurcation of the net purchases, sales and settlements.

     The following table provides the bifurcation of the net purchases, sales and settlements during the year ended December 31, 2011:

                                                                         PURCHASES,
                                                                          SALES AND
                                                                        SETTLEMENTS,
                                       PURCHASES   SALES   SETTLEMENTS       NET
                                       ---------  -------  -----------  ------------
Corporate securities                    $75,300   $(3,686)  $ (99,419)    $(27,805)
Asset-backed securities                     806      (275)    (25,360)     (24,829)
CMBS                                         --        --         (15)         (15)
RMBS                                        144    (1,840)       (698)      (2,394)
                                        -------   -------   ---------     --------
   Total fixed maturity securities,
      available-for-sale                 76,250    (5,801)   (125,492)     (55,043)
Equity securities, available-for-sale        --        (4)         --           (4)
                                        -------   -------   ---------     --------
      Total financial assets            $76,250   $(5,805)  $(125,492)    $(55,047)
                                        =======   =======   =========     ========

     Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2011.

     The following tables provide a summary of changes in fair value of Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2010:

                                                       TOTAL REALIZED
                                                    AND UNREALIZED GAINS
                                                   (LOSSES) INCLUDED IN:
                                                   ----------------------
                                                                           TRANSFERS  TRANSFERS   PURCHASES,
                                       BALANCE AT    NET        OTHER        IN TO      OUT OF    SALES AND     BALANCE
                                        BEGINNING   INCOME  COMPREHENSIVE   LEVEL 3    LEVEL 3   SETTLEMENTS,   AT END
                                         OF YEAR     (1)        INCOME        (2)        (2)          NET       OF YEAR
                                       ----------  -------  -------------  ---------  ---------  ------------  --------
Corporate securities                    $761,786   $(3,505)    $25,555      $    --   $     --     $ 32,441    $816,277
Asset-backed securities                  194,454        32       3,073       17,379    (25,420)     (21,859)    167,659
CMBS                                          89        --          (2)          --         --          (60)         27
RMBS                                       4,675       238       1,339           --       (645)      (3,141)      2,466
                                        --------   -------     -------      -------   --------     --------    --------
   Total fixed maturity securities,
      available-for-sale                 961,004    (3,235)     29,965       17,379    (26,065)       7,381     986,429
Equity securities, available-for-sale          9       (15)         19           --         --           (9)          4
                                        --------   -------     -------      -------   --------     --------    --------
      Total financial assets            $961,013   $(3,250)    $29,984      $17,379   $(26,065)    $  7,372    $986,433
                                        ========   =======     =======      =======   ========     ========    ========

(1) The amounts included in this column are reported in net realized investment gains on the consolidated statements of operations.

(2) Transfers in to/out of Level 3 are primarily due to the availability of quoted market prices or changes in the Company's conclusion that pricing information received from a third party pricing service is not reflective of market activity.

     Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the year ended December 31, 2010.

     There were no changes in unrealized gains (losses) included in net income related to assets held as of December 31, 2011 and 2010.

     The following tables provide a summary of changes in fair value of Level 3 financial liabilities held at fair value on a recurring basis during the year ended December 31, 2011:

                                                TOTAL REALIZED
                                            AND UNREALIZED (GAINS)
                                              LOSSES INCLUDED IN:
                                            ----------------------
                                BALANCE AT    NET        OTHER      TRANSFERS  TRANSFERS                BALANCE
                                 BEGINNING   INCOME  COMPREHENSIVE    IN TO      OUT OF                 AT END
                                  OF YEAR     (1)        INCOME      LEVEL 3    LEVEL 3   SETTLEMENTS   OF YEAR
                                ----------  -------  -------------  ---------  ---------  -----------  --------
Policy and contract account
   balances                       $35,301   $   168       $--          $--        $--        $  --     $ 35,469
Future policy and contract
   benefits                        20,577    60,999        --           --         --         (393)      81,183
                                  -------   -------       ---          ---        ---        -----     --------
   Total financial liabilities    $55,878   $61,167       $--          $--        $--        $(393)    $116,652
                                  =======   =======       ===          ===        ===        =====     ========

(1) The amounts in this column related to future policy and contract benefits are reported as losses within net realized investment gains on the consolidated statements of operations and the amounts related to the policy and contract account balances are reported as losses within policyholder benefits on the consolidated statements of operations.

     The following tables provide a summary of changes in fair value of Level 3 financial liabilities held at fair value on a recurring basis during the year ended December 31, 2010:

                                                TOTAL REALIZED
                                            AND UNREALIZED (GAINS)
                                              LOSSES INCLUDED IN:
                                            ----------------------
                                                                                           ISSUANCES,
                                BALANCE AT    NET        OTHER      TRANSFERS  TRANSFERS   SALES AND    BALANCE
                                 BEGINNING   INCOME  COMPREHENSIVE    IN TO      OUT OF   SETTLEMENTS,   AT END
                                  OF YEAR     (1)        INCOME      LEVEL 3    LEVEL 3       NET       OF YEAR
                                ----------  -------  -------------  ---------  ---------  ------------  -------
Policy and contract account
   balances                       $13,114   $22,187       $--          $--        $--        $  --      $35,301
Future policy and contract
   benefits                        30,999    (9,867)       --           --         --         (555)      20,577
                                  -------   -------       ---          ---        ---        -----      -------
   Total financial liabilities    $44,113   $12,320       $--          $--        $--        $(555)     $55,878
                                  =======   =======       ===          ===        ===        =====      =======

(1) The amounts in this column related to future policy and contract benefits are reported as gains within net realized investment gains on the consolidated statements of operations and the amounts related to the policy and contract account balances are reported as losses within policyholder benefits on the consolidated statements of operations.

     The change in unrealized (gains) losses included in net income related to liabilities held as of December 31, 2011 was $(61,778), of which $61,550 was included in net realized investment gains and $228 was included in policyholder benefits on the consolidated statements of operations. The change in unrealized (gains) losses included in net income related to liabilities held as of December 31, 2010 was $(13,405), of which $(8,975) was included in net realized investment gains and $22,380 was included in policyholder benefits on the consolidated statements of operations.

     The following tables summarize the Company's financial assets measured at fair value on a non-recurring basis:

                                         DECEMBER 31, 2011
                               ------------------------------------
                               LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
                               -------   -------   -------   ------
Other invested assets:
   Real estate held for sale     $--       $--      $5,200   $5,200
                                 ---       ---      ------   ------
     Total financial assets      $--       $--      $5,200   $5,200
                                 ===       ===      ======   ======

                                         DECEMBER 31, 2010
                               ------------------------------------
                               LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
                               -------   -------   -------   ------
Other invested assets:
   Real estate held for sale     $--       $--      $8,400   $8,400
                                 ---       ---      ------   ------
     Total financial assets      $--       $--      $8,400   $8,400
                                 ===       ===      ======   ======

     Real estate held for sale represents commercial real estate acquired in satisfaction of mortgage loan debt. The estimated fair value is obtained from third-party appraisals for each of the acquired properties less estimated costs to sell. The estimated fair value is categorized as Level 3 due to lack of transparency and unobservability in collateral valuation.

     Financial Assets and Financial Liabilities Reported at Other Than Fair
     Value

     The Company uses various methods and assumptions to estimate the fair value of financial assets and financial liabilities that are not carried at fair value on the consolidated balance sheets.

     Fair values of mortgage loans are based upon matrix pricing and discounted cash flows which may not necessarily equal the exit price a market participant would pay for the loan. The carrying amounts for finance receivables, policy loans, and alternative investments approximate the assets' fair values.

     The interest rates on finance receivables outstanding as of December 31, 2011 and 2010 are consistent with the rates at which loans would currently be made to borrowers of similar credit quality and for the same maturities and security.

     The fair values of deferred annuities and other fund deposits, which have guaranteed interest rates and surrender charges, are estimated to be the amount payable on demand as of December 31, 2011 and 2010 as those investment contracts have no defined maturity, are similar to a deposit liability and are based on the current interest rate environment relative to the guaranteed interest rates. The amount payable on demand equates to the account balance less applicable surrender charges. Contracts without guaranteed interest rates and surrender charges have fair values equal to their accumulation values plus applicable market value adjustments.

     The fair values of supplementary contracts without life contingencies and annuity certain contracts are calculated using discounted cash flows, based on interest rates currently offered for similar products with maturities consistent with those remaining for the contracts being valued.

     The fair value of notes payable is estimated using rates currently available to the Company for debt with similar terms and remaining maturities.

     The carrying amounts and fair values of the Company's financial instruments, which were classified as assets as of December 31, were as follows:

                                     2011                      2010
                           -----------------------   -----------------------
                            CARRYING       FAIR       CARRYING       FAIR
                             AMOUNT        VALUE       AMOUNT        VALUE
                           ----------   ----------   ----------   ----------
Mortgage loans, net        $1,417,147   $1,501,620   $1,276,154   $1,333,744
Finance receivables, net      215,899      215,899      197,856      197,856
Policy loans                  350,863      350,863      339,127      339,127
Alternative investments       447,351      447,351      506,294      506,294

     The carrying amounts and fair values of the Company's financial instruments, which were classified as liabilities as of December 31, were as follows:

                                     2011                       2010
                           -----------------------    ------------------------
                            CARRYING       FAIR        CARRYING        FAIR
                             AMOUNT        VALUE        AMOUNT        VALUE
                           ----------   ----------    ----------    ----------
Deferred annuities         $2,570,574   $2,721,392    $2,564,994    $2,742,477
Annuity certain contracts      88,496       95,616        82,974        87,647
Other fund deposits         1,802,146    1,813,250     1,702,694     1,705,162
Supplementary contracts
   without life
   contingencies               65,576       65,576        58,638        58,638
Notes payable                 120,000      122,351       120,000       122,179

(6)  INVESTMENTS

     Fixed Maturity and Equity Securities

     The Company's fixed maturity portfolio consists primarily of public and private corporate fixed maturity securities, mortgage and other asset backed securities, and U.S. Treasury and agency obligations.

     The carrying value of the Company's fixed maturity portfolio totaled $10,129,642 and $9,194,122 at December 31, 2011 and 2010, respectively.
     Fixed maturity securities represent 77.3% and 76.8% of total invested assets at December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010 publicly traded fixed maturity securities comprised 80.2% and 78.6%, respectively, of the total fixed maturity portfolio.

     The Company invests in private placement fixed maturity securities to enhance the overall value of its portfolio, increase diversification and obtain higher yields than are possible with comparable publicly traded securities. Generally, private placement fixed maturity securities provide broader access to management information, strengthened negotiated protective covenants, call protection features and, frequently, improved seniority of collateral protection. Private placement securities generally are only tradable subject to restrictions by federal and state securities laws and are, therefore, less liquid than publicly traded fixed maturity securities.

     The Company holds CMBS that may be originated by single or multiple issuers, which are collateralized by mortgage loans secured by income producing commercial properties such as office buildings, multi-family dwellings, industrial, retail, hotels and other property types.

     The Company's RMBS portfolio consists of pass-through securities, which are pools of mortgage loans collateralized by single-family residences and primarily issued by government sponsored entities (E.G., GNMA, FNMA and FHLMC), and structured pass-through securities, such as collateralized mortgage obligations, that may have specific prepayment and maturity profiles and may be issued by either government sponsored entities or "private label" issuers. The Company's RMBS portfolio primarily contains loans made to borrowers with strong credit histories. The Company's portfolio consisted of $1,985,569 and $1,701,160 agency backed RMBS and $222,533 and $314,838 non-agency backed RMBS as of December 31, 2011 and 2010, respectively. The Company's RMBS portfolio also includes Alt-A mortgage loans to customers who have good credit ratings but have limited documentation for their source of income or some other standards used to underwrite the mortgage loan, and subprime residential loans to customers with weak credit profiles, including mortgages originated using relaxed mortgage-underwriting standards. The fair value of the Company's subprime securities as of December 31, 2011 was $49,882 with unrealized losses totaling $3,305. The fair value of the Company's subprime securities as of December 31, 2010 was $72,924 with unrealized losses totaling $11,021.

     The Company's asset-backed securities investment portfolio consists of securities collateralized by the cash flows of receivables relating to credit cards, automobiles, manufactured housing and other asset class loans.

     The equity securities portfolio is managed with the objective of capturing long-term capital gains with a moderate level of current income. The carrying value of the Company's equity security portfolio totaled $220,876 and $227,104 as of December 31, 2011 and 2010, respectively.

     The amortized cost, gross unrealized gains and losses, OTTI recognized in accumulated other comprehensive loss (AOCL) and fair value of fixed maturity and equity securities by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2011                              COST         GAINS       LOSSES     AOCL (1)    FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------   -----------
U.S. government securities                  $  141,479    $ 35,129     $    --     $     --   $   176,608
Agencies not backed by the full faith and
   credit of the U.S. government                88,831       5,323         207           --        93,947
Foreign government securities                   45,887       8,179          --           --        54,066
Corporate securities                         5,593,806     508,247       6,589      (12,068)    6,107,532
Asset-backed securities                        443,632      33,866       2,822       (6,120)      480,796
CMBS                                           900,498      41,653       3,771       (3,985)      942,365
RMBS                                         2,087,063     147,288       5,196       21,053     2,208,102
                                            ----------    --------     -------     --------   -----------
   Total fixed maturity securities,
      available-for-sale                     9,301,196     779,685      18,585       (1,120)   10,063,416
Equity securities - unaffiliated               188,197      30,260       4,518           --       213,939
                                            ----------    --------     -------     --------   -----------
      Total                                 $9,489,393    $809,945     $23,103     $ (1,120)  $10,277,355
                                            ==========    ========     =======     ========   ===========

(1) Amounts include net unrealized (gains) losses on OTTI fixed maturity securities subsequent to the impairment measurement date.

     The amortized cost, gross unrealized gains and losses, OTTI recognized in accumulated other comprehensive loss (AOCL) and fair value of fixed maturity and equity securities by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2010                              COST         GAINS       LOSSES     AOCL (1)    FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------   -----------
U.S. government securities                  $  130,044    $ 17,536     $   159     $     --    $  147,421
Agencies not backed by the full faith and
   credit of the U.S. government                16,010       1,690         390           --        17,310
Foreign government securities                   45,619       4,626          --           --        50,245
Corporate securities                         5,071,360     357,013      14,032      (10,988)    5,425,329
Asset-backed securities                        486,613      29,892       1,926       (5,450)      520,029
CMBS                                           951,026      28,347      10,790        4,864       963,719
RMBS                                         1,982,519      86,091      11,498       41,114     2,015,998
                                            ----------    --------     -------     --------    ----------
   Total fixed maturity securities,
      available-for-sale                     8,683,191     525,195      38,795       29,540     9,140,051
Equity securities - unaffiliated               185,274      32,886       1,340           --       216,820
                                            ----------    --------     -------     --------    ----------
      Total                                 $8,868,465    $558,081     $40,135     $ 29,540    $9,356,871
                                            ==========    ========     =======     ========    ==========

(1) Amounts include net unrealized (gains) losses on OTTI fixed maturity securities subsequent to the impairment measurement date.

     The amortized cost, gross unrealized gains and losses, OTTI recognized in AOCL and fair value of fixed maturity and equity securities on loan by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2011                              COST         GAINS       LOSSES       AOCL      FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------    ----------
U.S. government securities                    $52,305      $1,045         $--         $--       $53,350
Corporate securities                           11,612       1,264          --          --        12,876
                                              -------      ------         ---         ---       -------
   Total fixed maturity securities             63,917       2,309          --          --        66,226
Equity securities - unaffiliated                4,968       1,996          27          --         6,937
                                              -------      ------         ---         ---       -------
      Total                                   $68,885      $4,305         $27         $--       $73,163
                                              =======      ======         ===         ===       =======

     The amortized cost, gross unrealized gains and losses, OTTI recognized in AOCL and fair value of fixed maturity and equity securities on loan by type of investment were as follows:

                                                            GROSS        GROSS
                                             AMORTIZED   UNREALIZED   UNREALIZED   OTTI IN
DECEMBER 31, 2010                              COST         GAINS       LOSSES       AOCL      FAIR VALUE
-----------------------------------------   ----------   ----------   ----------   --------    ----------
U.S. government securities                    $28,288      $1,920        $329         $--       $29,879
Agencies not backed by the full faith and
   credit of the U.S. government                5,708         472          --          --         6,180
Corporate securities                           15,462         582          40          --        16,004
Asset-backed securities                         2,011          --           3          --         2,008
                                              -------      ------        ----         ---       -------
   Total fixed maturity securities             51,469       2,974         372          --        54,071
Equity securities - unaffiliated                8,624       1,689          29          --        10,284
                                              -------      ------        ----         ---       -------
      Total                                   $60,093      $4,663        $401         $--       $64,355
                                              =======      ======        ====         ===       =======

     The amortized cost and fair value of fixed maturity securities at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                          AVAILABLE-FOR-SALE
                                                 AVAILABLE-FOR-SALE       SECURITIES ON LOAN
                                              ------------------------   -------------------
                                               AMORTIZED       FAIR      AMORTIZED     FAIR
                                                 COST         VALUE         COST      VALUE
                                              ----------   -----------   ---------   -------
Due in one year or less                       $  186,582   $   189,829    $    --    $    --
Due after one year through five years          2,045,122     2,208,086     32,015     32,198
Due after five years through ten years         3,017,822     3,328,953     17,359     17,903
Due after ten years                              620,477       705,285     14,543     16,125
                                              ----------   -----------    -------    -------
                                               5,870,003     6,432,153     63,917     66,226
Asset-backed and mortgage-backed securities    3,431,193     3,631,263         --         --
                                              ----------   -----------    -------    -------
   Total                                      $9,301,196   $10,063,416    $63,917    $66,226
                                              ==========   ===========    =======    =======

     The Company had certain investments with a reported fair value lower than the cost of the investments as follows:

                                                                   DECEMBER 31, 2011
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
Agencies not backed by the full faith
   and credit of the U.S. government    $ 10,166    $ 10,244     $   78      $  3,871    $  4,000     $   129
Corporate securities                     213,916     220,600      6,684         2,270       2,320          50
Asset-backed securities                   58,900      61,048      2,148         9,622      10,572         950
CMBS                                      71,251      73,380      2,129        64,346      70,769       6,423
RMBS                                      34,581      35,668      1,087       126,700     155,385      28,685
Equity securities - unaffiliated          41,903      46,191      4,288           559         789         230

                                                                   DECEMBER 31, 2010
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
U.S. government securities              $ 16,932    $ 17,091     $   159     $     --    $     --     $    --
Agencies not backed by the full faith
   and credit of the U.S. government       2,493       2,574          81        3,691       4,000         309
Corporate securities                     570,996     583,574      12,578       20,300      21,768       1,468
Asset-backed securities                   36,910      37,832         922       13,276      15,576       2,300
CMBS                                     106,988     110,344       3,356      108,353     130,546      22,193
RMBS                                     165,473     169,420       3,947      215,998     268,046      52,048
Equity securities - unaffiliated          16,948      18,072       1,124          880       1,096         216

     The Company had certain investments on loan with a reported fair value lower than the cost of the investments as follows:

                                                                   DECEMBER 31, 2011
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
Equity securities - unaffiliated          $476        $503         $27         $--         $--          $--

                                                                   DECEMBER 31, 2010
                                        ----------------------------------------------------------------------
                                               LESS THAN 12 MONTHS                 12 MONTHS OR GREATER
                                        ---------------------------------   ----------------------------------
                                                               UNREALIZED                           UNREALIZED
                                                               LOSSES AND                           LOSSES AND
                                          FAIR     AMORTIZED     OTTI IN       FAIR     AMORTIZED     OTTI IN
                                          VALUE      COST         AOCL        VALUE        COST        AOCL
                                        --------   ---------   ----------   ---------   ---------   ----------
U.S. government securities               $18,776    $19,105       $329         $--         $--          $--
Corporate securities                       4,362      4,402         40          --          --           --
Asset-backed securities                    2,008      2,011          3          --          --           --
Equity securities - unaffiliated             210        239         29          --          --           --

     For fixed maturity securities in an unrealized loss position, the Company expects to collect all principal and interest payments. In determining whether an impairment is other than temporary, the Company evaluates its intent and need to sell a security prior to its anticipated recovery in fair value. The Company performs ongoing analysis of liquidity needs, which includes cash flow testing. Cash flow testing includes duration matching of the investment portfolio and policyholder liabilities. As of December 31, 2011, the Company does not intend to sell and does not believe that it will be required to sell investments with an unrealized loss prior to recovery.

     The following paragraphs summarize the Company's evaluation of investment categories with unrealized losses as of December 31, 2011.

     Agencies not backed by the full faith and credit of the U.S. government are normally impaired due to interest rates and not credit-related reasons. Although not backed by the full faith and credit of the U.S. government, these securities generally trade as if they are.

     Corporate security valuations are impacted by both interest rates and credit industry specific issues. The Company recognizes an OTTI due to credit issues if the Company feels the security will not recover in a reasonable period of time. Unrealized losses are primarily due to the interest rate environment and credit spreads.

     CMBS and RMBS are impacted by both interest rates and the value of the underlying collateral. The Company utilizes discounted cash flow models using outside assumptions to determine if an OTTI is warranted.

     The Company's RMBS portfolio primarily consists of residential mortgages to prime borrowers. The depressed U.S. housing market continues to impact the valuations across the entire asset class. As of December 31, 2011, 89.9% of the RMBS portfolio was invested in agency pass-through securities. At December 31, 2011, the Company had RMBS securities that were in an unrealized loss position for twelve months or longer. The fair values of these securities were 67.8% investment grade (BBB or better). Credit support for the RMBS holdings remains high.

     The Company's CMBS portfolio had initial ratings of AA or higher and are diversified by property type and geographic location. The Company's CMBS portfolio is primarily super senior and senior securities as opposed to mezzanine or below. Weaknesses in commercial real estate fundamentals have impacted most of the asset class and the Company has recognized OTTI when warranted. At December 31, 2011, the Company had CMBS securities that had been in an unrealized loss position for twelve months or longer. The fair values of these securities were 68.6% investment grade.

     Equity securities with unrealized losses at December 31, 2011 primarily represent highly diversified publicly traded equity securities that have positive outlooks for near-term future recovery.

     At December 31, 2011 and 2010, fixed maturity securities and cash equivalents with a carrying value of $19,128 and $19,295, respectively, were on deposit with various regulatory authorities as required by law.

     Mortgage Loans

     The Company underwrites commercial mortgages on general purpose income producing properties and the Company has defined its portfolio segment as the commercial mortgage loan portfolio in total with the class segments defined as office buildings, retail facilities, apartment, industrial and other properties. Geographic and property type diversification is also considered in analyzing investment opportunities, as well as property valuation and cash flow. The mortgage loan portfolio totaled $1,417,147 and $1,276,154 at December 31, 2011 and 2010, respectively.

     All of the Company's commercial mortgage loan investments are owned by Minnesota Life Insurance Company and are managed and serviced directly by an affiliate, Advantus Capital Management, Inc. (Advantus). The Company currently does not hold any condominium commercial mortgage loan, construction, mezzanine or land loan investments.

     The following table shows the composition of the Company's commercial mortgage loan portfolio, net of valuation allowances, by class as of December 31, 2011.

                       2011
                    ----------
Industrial          $  556,541
Office buildings       410,462
Retail facilities      226,595
Apartment              149,182
Other                   74,367
                    ----------
   Total            $1,417,147
                    ==========

     If information is obtained on commercial mortgage loans that indicate a potential problem (likelihood of the borrower not being able to comply with the present loan repayment terms), the loan is placed on an internal surveillance list, which is routinely monitored by the Company. Among the criteria that would indicate a potential problem are: borrower bankruptcies, major tenant bankruptcies, loan relief/restructuring requests, delinquent tax payments, late payments, and vacancy rates.

     A valuation allowance is established when it is probable that the Company will not be able to collect all amounts due under the contractual terms of the loan. The valuation allowance includes a specific allowance for loans that are determined to be non-performing and a general allowance for pools of loans that are on the surveillance list where a probable loss exists but cannot be specifically identified to a specific loan.

     The following table provides a summary of the valuation allowance for the mortgage loan portfolio for the years ended December 31:

                                           2011     2010    2009
                                         -------   ------   ----
Balance at beginning of year             $ 3,700   $  100   $ --
   Addition to (release of) allowance      1,830    3,600    100
   Write-downs, net of recoveries         (1,400)      --     --
                                         -------   ------   ----
Balance at end of year                   $ 4,130   $3,700   $100
                                         =======   ======   ====

End of year valuation allowance basis:
   Specific allowance                    $ 1,035   $   --   $100
   General allowance                       3,095    3,700     --
                                         -------   ------   ----
Total valuation allowance                $ 4,130   $3,700   $100
                                         =======   ======   ====

     As of December 31, 2011, the Company had two loans with a total carrying value of $10,229, net of a $1,035 specific valuation allowance. As of December 31, 2011, The Company had 18 loans with a total carrying value of $52,093, net of a $3,095 general valuation allowance. The two loans having a specific valuation allowance were held in the industrial and retail facilities classes. For those two loans, the interest income recognized for the year ended December 31, 2011 was $618. In addition, these two loans that had a specific valuation allowance were modified in a troubled debt restructuring. There were no troubled debt restructurings that subsequently defaulted during 2011. The Company did not have any outstanding commitments to lend additional funds to borrowers with restructured loans as of December 31, 2011.

     The following table provides an aging summary of mortgage loans as of December 31, 2011:

Current                    $1,408,727
30-60 days past due                --
61-90 days past due                --
91 days or more past due        8,420
                           ----------
   Total                   $1,417,147
                           ==========

     The Company assesses the credit quality of its mortgage loan portfolio by reviewing the performance of its portfolio which includes evaluating its performing and nonperforming mortgage loans. Nonperforming mortgage loans include loans that are not performing to the contractual terms of the loan agreement. Nonperforming mortgage loans do not include restructured loans that are current with payments and thus are considered performing.

     The following table provides a summary of performing and nonperforming mortgage loans:

Performing mortgage loans      $1,408,727
Nonperforming mortgage loans        8,420
                               ----------
   Total                       $1,417,147
                               ==========

     The Company's two loans classified as nonperforming mortgage loans were held in the industrial and office buildings classes.

     Periodically the Company may acquire real estate in satisfaction of debt. The acquired real estate is recognized at the lower of the loan's amortized cost balance or the acquired property's fair value less expected selling costs.

     The following table provides a summary of real estate acquired in satisfaction of mortgage loan debt for the years ended December 31:

                                                             2011      2010    2009
                                                           -------   -------   ----
Number of properties acquired                                    2         2     --
Carrying value of mortgage loans prior to real estate
   acquisition                                             $ 8,065   $11,544    $--
Loss recognized upon acquisition in satisfaction of debt    (2,865)   (3,144)    --

     Alternative Investments

     Alternative investments primarily consist of venture capital funds, middle market leveraged buyout funds, distressed debt funds, mezzanine debt funds, hedge funds and other miscellaneous equity investments. Alternative investments are diversified by type, general partner, vintage year, and geographic location - both domestic and international.

     The Company's composition of alternative investments by type were as follows:

                                       DECEMBER 31, 2011    DECEMBER 31, 2010
                                      -------------------  -------------------
                                      CARRYING    PERCENT  CARRYING    PERCENT
                                        VALUE    OF TOTAL   VALUE     OF TOTAL
                                      --------   --------  --------   --------
Alternative investments
   Private equity funds               $269,161     60.2%   $261,399     51.6%
   Mezzanine debt funds                174,594     39.0%    172,029     34.0%
   Hedge funds                           3,596      0.8%     72,866     14.4%
                                      --------    -----    --------    -----
      Total alternative investments   $447,351    100.0%   $506,294    100.0%
                                      ========    =====    ========    =====

     Net Investment Income

     Net investment income for the years ended December 31 was as follows:

                               2011       2010       2009
                             --------   --------   --------
Fixed maturity securities    $504,157   $476,702   $437,786
Equity securities               8,131      9,525     12,371
Mortgage loans                 84,450     76,925     77,362
Policy loans                   24,600     24,649     24,515
Cash equivalents                   86        379      1,510
Alternative investments        13,948     13,052      3,930
Derivative instruments            627        231        (85)
Other invested assets           2,868      2,714      1,362
                             --------   --------   --------
   Gross investment income    638,867    604,177    558,751
Investment expenses           (20,743)   (18,221)   (15,636)
                             --------   --------   --------
   Total                     $618,124   $585,956   $543,115
                             ========   ========   ========

     Net Realized Investment Gains

     Net realized investment gains for the years ended December 31 were as follows:

                                  2011       2010      2009
                                --------   -------   --------
Fixed maturity securities       $ 20,734   $ 2,477   $(27,840)
Equity securities                  6,546    29,502     47,486
Mortgage loans                    (4,138)   (6,803)       (74)
Alternative investments           39,886     1,362    (15,267)
Derivative instruments           (10,518)   10,087     21,434
Other invested assets             (1,823)     (207)         2
Securities held as collateral        888     4,503      4,276
                                --------   -------   --------
   Total                        $ 51,575   $40,921   $ 30,017
                                ========   =======   ========

     Gross realized gains (losses) on the sales of fixed maturity securities, equity securities and alternative investments for the years ended December 31 were as follows:

                                  2011       2010       2009
                                --------   --------   --------
Fixed maturity securities,
   available for sale:
   Gross realized gains         $ 47,267   $ 43,443   $102,423
   Gross realized losses         (20,995)   (18,712)   (85,455)
Equity securities:
   Gross realized gains           14,107     34,046     79,699
   Gross realized losses          (4,332)    (4,493)   (27,963)
Alternative investments:
   Gross realized gains           50,771     24,412      5,085
   Gross realized losses          (3,905)    (9,018)       (21)

     Other-than-temporary impairments by asset type recognized in net realized investment gains for the years ended December 31 were as follows:

                                              2011      2010      2009
                                            -------   -------   -------
Fixed maturity securities
   Corporate securities                     $    --   $ 1,840   $14,107
   Asset-backed securities                    2,154     2,923        --
   CMBS                                          --    10,538     1,141
   RMBS                                       3,384     6,953    29,560
Mortgage loans                                3,654     3,144        --
Equity securities                             3,229        51     4,250
Alternative investments                       6,980    14,032    20,331
Other invested assets                            --       971        --
                                            -------   -------   -------
   Total other-than-temporary impairments   $19,401   $40,452   $69,389
                                            =======   =======   =======

     The cumulative credit loss component of other-than-temporary impairments on fixed maturity securities still held by the Company at December 31, for which a portion of the other-than-temporary impairment loss was recognized in other comprehensive income, was as follows:

                                                                 2011       2010       2009
                                                               --------   --------   --------
Balance at beginning of year                                   $ 66,577   $ 92,556   $     --
Credit loss component of OTTI loss not reclassified to
   other comprehensive loss in the cumulative effect
   transition adjustment                                             --         --     87,767
Additions:
   Initial impairments - credit loss OTTI recognized on
      securities not previously impaired                          3,087      6,337     33,414
   Additional impairments - credit loss OTTI recognized
      on securities previously impaired                           2,451     15,917     11,394
Reductions:
   Due to sales (or maturities, pay downs, or prepayments)
      during the period of securities previously credit loss
      OTTI impaired                                             (27,207)   (48,233)   (40,019)
                                                               --------   --------   --------
Balance at end of year                                         $ 44,908   $ 66,577   $ 92,556
                                                               ========   ========   ========

(7)  DERIVATIVE INSTRUMENTS

     Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, or other financial indices. Derivatives may be exchange-traded or contracted in the OTC market. The Company currently enters into derivative transactions that do not qualify for hedge accounting, or in certain cases, elects not to utilize hedge accounting. The Company does not enter into speculative positions. Although certain transactions do not qualify for hedge accounting or the Company chooses not to utilize hedge accounting, they provide the Company with an assumed economic hedge, which is used as part of its strategy for certain identifiable and anticipated transactions. The Company uses a variety of derivatives including swaps, forwards, floors, futures and option contracts to manage the risk associated with changes in estimated fair values related to the Company's financial assets and liabilities, to utilize replication strategies and manage other risks due to the variable nature of the Company's cash flows. The Company also issues certain insurance policies that have embedded derivatives.

     Freestanding derivatives are carried on the Company's consolidated balance sheet either as assets within derivative instruments or as liabilities within other liabilities at estimated fair value as determined through the use of quoted market prices for exchange-traded derivatives and interest rate forwards or through the use of pricing models for OTC derivatives. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), volatility, liquidity and changes in estimates and assumptions used in the pricing models.

     The Company is exposed to various risks relating to its ongoing business operations, including interest rate risk, foreign currency risk and equity market risk. The Company uses a variety of strategies to attempt to manage these risks. The following table presents the notional amount, estimated fair value, and primary underlying risk exposure of the Company's derivative financial instruments, excluding embedded derivatives held at:

                                                      DECEMBER 31, 2011                  DECEMBER 31, 2010
                                              ---------------------------------  ---------------------------------
                                                               FAIR VALUE                          FAIR VALUE
     PRELIMINARY                                          ---------------------              ---------------------
     UNDERLYING                                NOTIONAL             LIABILITIES   NOTIONAL             LIABILITIES
    RISK EXPOSURE         INSTRUMENT TYPE       AMOUNT     ASSETS       (1)        AMOUNT     ASSETS       (1)
--------------------  ----------------------  ----------  --------  -----------  ----------  --------  -----------
Interest rate         Interest rate swaps     $  101,500  $ 29,692     $   --    $  101,500  $  9,943     $   --
                      Interest rate futures      468,700         8         --       271,500         3         --
                      Interest rate floors       160,000     4,536         --            --        --         --
                      TBAs                        28,685    30,433         --       123,208   124,840         --
Foreign currency      Foreign currency swaps      17,000    (2,718)        --        17,000    (2,257)        --
Equity market         Equity futures             149,403         2         --       130,040         2         --
                      Equity options           1,089,839    55,353      9,884       497,491    32,759      9,840
                                              ----------  --------     ------    ----------  --------     ------
   Total derivatives                          $2,015,127  $117,306     $9,884    $1,140,739  $165,290     $9,840
                                              ==========  ========     ======    ==========  ========     ======

(1) The estimated fair value of all derivatives in a liability position is reported within other liabilities on the consolidated balance sheets.

     The majority of the freestanding derivatives utilized by the Company, other than TBAs, are for specific economic hedging programs related to various annuity and insurance product liabilities that have market risk. Management considers the sales growth of products and the volatility in the interest and equity markets in assessing the trading activity for these programs.

     Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date.

     Interest rate futures are used by the Company to manage duration in certain portfolios within the general account of the Company. In exchange traded interest rate futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily fair market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate futures are used primarily to hedge mismatches between the duration of the assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, and to hedge against changes in interest rates on anticipated liability issuances. The value of interest rate futures is substantially impacted by changes in interest rates and they can be used to modify or hedge existing interest rate risk.

     Interest rate floors are purchased by the Company to manage the impact of interest rate declines on overall investment performance. An interest rate floor is a series of put options on a specified interest rate. The Company enters into contracts to purchase interest rate floors and receives cash payments from the floor writer when the market rate is below the specified rate on the maturity date. The difference between the market rate and specified rate is then multiplied by the notional principal amount to determine the payment. If the market rate exceeds the specified rate on the maturity date, the Company does not receive a payment.

     Foreign currency swaps are used by the Company to offset foreign currency exposure on interest and principal payments of fixed maturity securities denominated in a foreign currency. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon principal amount. The principal amount of each currency is exchanged at the inception and termination of the currency swap by each party.

     Foreign currency forwards are used by the Company to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency forward transaction, the Company agrees with another party to deliver a specified amount of an identified currency at a specified future date. The price is agreed upon at the time of the contract and payment for such a contract is made in a different currency in the specified future date.

     In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily fair market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge liabilities embedded in certain variable annuity products offered by the Company.

     Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options.

     The Company holds TBA forward contracts that require the Company to take delivery of a mortgage-backed security at a settlement date in the future. A majority of the TBAs are settled at the first available period allowed under the contract. However, the deliveries of some of the Company's TBA securities happen at a later date, thus extending the forward contract date.

     The following tables present the amount and location of gains (losses) recognized in income from derivatives:

                                                  DECEMBER 31, 2011
                                  ------------------------------------------------
                                    NET REALIZED     NET INVESTMENT   POLICYHOLDER
                                  INVESTMENT GAINS       INCOME         BENEFITS
                                  ----------------   --------------   ------------
Interest rate swaps                   $24,140            $ (82)         $     --
Interest rate futures                  26,687               --               (33)
Interest rate floors                    4,232             (227)               --
TBAs                                      244              461                --
Foreign currency swaps                   (457)             442                --
Foreign currency forwards                 (80)              33                --
Equity futures                         (8,462)              --            (3,741)
Equity options                          3,785               --            (7,640)
                                      -------            -----          --------
Total gains (losses) recognized
   in income from derivatives         $50,089            $ 627          $(11,414)
                                      =======            =====          ========

                                                  DECEMBER 31, 2010
                                  ------------------------------------------------
                                    NET REALIZED     NET INVESTMENT   POLICYHOLDER
                                  INVESTMENT GAINS       INCOME         BENEFITS
                                  ----------------   --------------   ------------
Interest rate swaps                   $ 10,999            $(83)          $    --
Interest rate futures                    6,301              --                 9
TBAs                                       356              --                --
Foreign currency swaps                  (2,346)            322                --
Foreign currency forwards                 (203)             (8)               --
Equity futures                         (15,030)             --             8,869
Equity options                            (412)             --             6,282
                                      --------            ----           -------
Total gains (losses) recognized
   in income from derivatives         $   (335)           $231           $15,160
                                      ========            ====           =======

                                                  DECEMBER 31, 2009
                                  ------------------------------------------------
                                    NET REALIZED     NET INVESTMENT   POLICYHOLDER
                                  INVESTMENT GAINS       INCOME         BENEFITS
                                  ----------------   --------------   ------------
Interest rate swaps                   $(19,339)           $(83)          $3,414
Interest rate futures                  (12,010)             --               --
TBAs                                     1,075              --               --
Foreign currency forwards                   53              (2)              --
Equity futures                         (24,521)             --               --
Equity options                              --              --              768
                                      --------            ----           ------
Total gains (losses) recognized
   in income from derivatives         $(54,742)           $(85)          $4,182
                                      ========            ====           ======

     The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. Generally, the current credit exposure of the Company's derivative contracts is limited to the positive estimated fair value of derivative contracts at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

     The Company manages its credit risk related to OTC derivatives by entering into transactions with highly rated counterparties, maintaining collateral arrangements and through the use of master agreements that provide for a single net payment to be made by one counterparty to another at each due date and upon termination. Because exchange traded futures are purchased through regulated exchanges, and positions are settled on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivative instruments.

     The Company enters into various collateral arrangements, which require both the pledging and accepting of collateral in connection with its derivative instruments. The Company was not obligated to receive any cash collateral at either December 31, 2011 or 2010.

     The Company's collateral arrangements for its OTC derivatives generally require the counterparty in a net liability position, after considering the effect of netting arrangements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. The Company does not have any OTC derivatives that are in a net liability position, after considering the effect of netting arrangements, as of December 31, 2011 and therefore, was not required to pledge collateral.

     Embedded Derivatives

     The Company has certain embedded derivatives that are required to be separated from their host contracts and accounted for as derivatives. These embedded derivatives take the form of guaranteed withdrawal benefits on variable annuities, a guaranteed payout floor on a variable payout annuity, and equity linked interest credits on both fixed annuity and fixed universal life products.

     The following table presents the fair value of the Company's embedded derivatives at December 31:

                                                         2011       2010
                                                       --------   --------
Embedded derivatives within annuity products:
   Minimum guaranteed withdrawal benefits              $(65,911)  $ (8,470)
   Guaranteed payout floors                             (15,272)   (12,107)
   Other                                                 (4,543)    (3,831)

Embedded derivatives within life insurance products:
   Equity-linked index credits                         $(30,926)  $(31,470)

     The following table presents the changes in fair value related to embedded derivatives for the years ended December 31:

                                                         2011       2010       2009
                                                       --------   --------   -------
Embedded derivatives within annuity products:
   Net realized investment gains (losses)              $(60,606)  $ 10,422   $76,176
   Policyholder benefits                                   (712)      (342)   (1,838)

Embedded derivatives within life insurance products:
   Policyholder benefits                               $    544   $(21,845)  $(8,879)

     At December 31, 2011 and 2010, fixed maturity securities with a carrying value of $26,591 and $19,161, respectively, were pledged as collateral to a regulatory authority as part of the Company's derivative program.

(8)  VARIABLE INTEREST ENTITIES

     The Company is involved with various special purpose entities and other entities that are deemed to be variable interest entities (VIE). A VIE is an entity that either has investors that lack certain characteristics of a controlling financial interest or lacks sufficient equity to finance its own activities without financial support provided by other entities.

     The Company performs ongoing qualitative assessments of its VIEs to determine whether the Company has a controlling financial interest in the VIE and is therefore the primary beneficiary. The Company is deemed to have controlling financial interest when it has both the ability to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or right to receive benefits from the VIE that could potentially be significant to the VIE.

     CONSOLIDATED VIEs

     As of December 31, 2011 and 2010, the Company held an investment in a trust for which it was the primary beneficiary and where the results were consolidated in the Company's financial results. The assets held under the VIE as of December 31, 2011 and 2010 were $4,529 and $4,774, respectively, and are included in other invested assets on the consolidated balance sheets.

     NON-CONSOLIDATED VIEs

     The Company, through normal investment activities, makes passive investments in structured securities issued by VIEs. These structured securities typically invest in fixed income investments and include asset-backed securities, CMBS and RMBS. The Company has not provided financial or other support with respect to these investments other than its original investment. The Company has determined it is not the primary beneficiary of these investments due to the relative size of the Company's investment in comparison to the principal amount of the structured securities issued by the VIEs, the level of credit subordination, which reduces the Company's obligation to absorb losses or right to receive benefits, and the Company's inability to direct the activities that most significantly impact the economic performance of the VIEs. The Company's maximum exposure to loss on these structured investments is limited to the amount of the investment. See Note 5 for details regarding the carrying amount and classification of these assets.

     In addition, the Company invests in alternative investments that may or may not be VIEs. The Company has determined that it is not required to consolidate these entities because it does not have the ability to direct the activities of the entities and it does not have the obligation to absorb losses or the right to receive benefits from the entities that could be potentially significant. The maximum exposure to loss associated with the entities is equal to the carrying amounts of the investment in the VIE plus any unfunded commitments. The carrying amount was $447,351 and $506,294 and the maximum exposure was $710,522 and $721,610 at December 31, 2011 and December 31, 2010, respectively.

(9)  NET FINANCE RECEIVABLES

     The Company has defined a portfolio segment as the portfolio in total with classes of direct installment loans and retail installment notes.

     Finance receivables as of December 31 were as follows:

                                 2011       2010
                               --------   --------
Direct installment loans       $269,801   $244,695
Retail installment notes         36,040     34,401
                               --------   --------
   Gross finance receivables    305,841    279,096
Accrued interest and charges      5,014      4,528
Unearned finance charges        (82,550)   (74,433)
Allowance for losses            (12,406)   (11,335)
                               --------   --------
   Finance receivables, net    $215,899   $197,856
                               ========   ========

     Direct installment loans, at December 31, 2011 and 2010, consisted of $187,319 and $168,175, respectively, of discount basis loans, net of unearned finance charges and unearned other charges, and $8,592 and $10,177, respectively, of interest-bearing loans and generally have a maximum term of 84 months. The retail installment notes are principally discount basis, arise from borrowers purchasing household appliances, furniture, and sundry services, and generally have a maximum term of 48 months.

     Total finance receivables, net of unearned finance charges, by date of final maturity at December 31, 2011 were as follows:

2012                                                            $ 22,563
2013                                                              68,949
2014                                                             117,186
2015                                                              18,532
2016                                                                 248
2017 and thereafter                                                  827
                                                                --------
   Total finance receivables, net of unearned finance charges    228,305
Allowance for losses                                             (12,406)
                                                                --------
      Finance receivables, net                                  $215,899
                                                                ========

     During the years ended December 31, 2011, 2010 and 2009, principal cash collections of direct installment loans were $89,667, $78,324 and $74,312, respectively, and the percentages of these cash collections to average net balances were 50%, 47% and 46%, respectively. Retail installment loans' principal cash collections were $39,342, $42,079 and $37,770, respectively, and the percentages of these cash collections to average net balances were 151%, 160% and 148% for the years ended December 31, 2011, 2010 and 2009, respectively.

     Direct installment loans and retail installment notes are reported on a contractual past due aging. Past due accounts (gross finance receivables) as of December 31, 2011 were as follows:

Direct installment loans:
   31-60 days past due                              $ 9,817
   61-90 days past due                                5,238
   91 days or more past due                          14,787
                                                    -------
      Total direct installment loans                 29,842
Retail installment notes:
   31-60 days past due                                  632
   61-90 days past due                                  311
   91 days or more past due                             816
                                                    -------
      Total retail installment notes                  1,759
                                                    -------
         Total gross finance receivables past due   $31,601
                                                    =======

Percentage of gross finance receivables                10.3%

     The ratio of the allowance for losses to total finance receivables, net of unearned finance charges, at December 31, 2011 and 2010 was 5.4%.

     Changes in the allowance for losses for the years ended December 31 were as follows:

                                 2011       2010       2009
                               --------   --------   --------
Balance at beginning of year   $ 11,335   $ 10,764   $ 10,369
Provision for credit losses       8,933      8,804     10,116
Charge-offs                     (12,303)   (12,279)   (13,553)
Recoveries                        4,441      4,046      3,832
                               --------   --------   --------
Balance at end of year         $ 12,406   $ 11,335   $ 10,764
                               ========   ========   ========

     The following table provides additional information about the allowance for losses as of December 31, 2011:

                                                           2011
                                                         --------
Non-impaired gross financing receivables:
   Gross receivables balances                            $298,609
   General reserves                                        12,082

Impaired gross financing receivables (including TDRs):
   Gross receivables balances                            $  7,232
   Specific reserves                                          324

     All loans, excluding TDRs, deemed to be impaired are placed on non-accrual status. The average balance of impaired loans, excluding TDRs, during the years ended December 31, 2011 and 2010 was $41 and $63, respectively. There were no commitments to lend additional funds to customers whose loans were classified as impaired at December 31, 2011 or 2010.

     The net investment in receivables on which the accrual of finance charges and interest was suspended and which are being accounted for on a cash basis at December 31, 2011 and 2010 was $20,112 and $19,386, respectively. There was no investment in receivables past due more than 60 days that were accounted for on an accrual basis at December 31, 2011 and 2010.

     Loans classified as TDRs were $7,191 at December 31, 2011. For the year ended, December 31, 2011, the Company modified $9,330 of loans for borrowers experiencing financial difficulties, which are classified as TDRs. For loans modified as TDRs during 2011, approximately $4,499 have subsequently experienced a payment default. The Company recognized interest income of $499 from loans classified as TDRs for the year ended December 31, 2011.

     The Company monitors the credit quality of its financing receivables by borrower type including retail loan borrowers and new, existing, former and refinance for direct installment loan borrowers. Existing and former borrowers generally have the lowest credit risk profile as the Company already has an established lending and repayment history with these customers. New borrowers include first-time customers where the Company has limited lending and repayment history and would generally have a slightly higher risk profile than existing and former borrowers. Refinance borrowers include customers who have had terms of their original loan(s) restructured. These customers would have a higher credit risk as the borrower has previously demonstrated a risk of not repaying the loan or may have been through personal bankruptcy. Retail borrowers include customers that are typically first-time customers. The risk profile is lower with this type of first-time customer as a result of the security associated with the account. The Company also monitors credit risk by continually tracking customer payment performance.

     The following summary is an assessment of the gross finance receivables by class, segment and credit quality indicator reviewed as of December 31, 2011. The Company's credit risk profiles are based on customer type, customer creditworthiness and customer payment performance.

Customer type:
   New borrower                                                   $ 27,740
   Former borrower                                                  26,095
   Existing borrower                                               186,314
   Refinance borrower                                               29,652
   Retail borrower                                                  36,040
                                                                  --------
      Total gross finance receivables                             $305,841
                                                                  ========
Customer creditworthiness:
   Non-bankrupt gross finance receivables:
      Direct installment loans                                    $268,434
      Retail installment notes                                      35,940
                                                                  --------
         Total non-bankrupt gross finance receivables              304,374
   Bankrupt gross finance receivables:
      Direct installment loans                                       1,367
      Retail installment notes                                         100
                                                                  --------
         Total bankrupt gross finance receivables                    1,467
                                                                  --------
            Total gross finance receivables                       $305,841
                                                                  ========
Customer payment performance:
      Direct installment loans:
         Contractually performing, current to 30 days past due    $239,959
         Contractually performing, 31 to 60 days past due            9,817
         Contractually non-performing, 61 or more days past due     20,025
                                                                  --------
            Total direct installment loans                         269,801
       Retail installment notes:
         Contractually performing, current to 30 days past due      34,281
         Contractually performing, 31 to 60 days past due              632
         Contractually non-performing, 61 or more days past due      1,127
                                                                  --------
            Total retail installment notes                          36,040
                                                                  --------
               Total gross finance receivables                    $305,841
                                                                  ========

(10) INCOME TAXES

     Income tax expense varies from the amount computed by applying the federal income tax rate of 35% to income from operations before taxes. The significant components of this difference were as follows:

                                                        2011       2010       2009
                                                      --------   --------   -------
Computed income tax expense                           $101,556   $ 78,718   $57,341
Difference between computed and actual tax expense:
   Dividends received deduction                        (13,570)   (16,568)   (7,394)
   Tax credits                                          (2,133)    (3,211)     (927)
   Change in valuation allowance                            (2)         9        (1)
   Expense adjustments and other                          (384)    (1,978)    2,550
                                                      --------   --------   -------
      Total income tax expense                        $ 85,467   $ 56,970   $51,569
                                                      ========   ========   =======

     The tax effects of temporary differences that give rise to the Company's net deferred tax liability at December 31 were as follows:

                                                           2011       2010
                                                         --------   --------
Deferred tax assets:
   Policyholder liabilities                              $ 41,693   $ 32,955
   Pension, postretirement and other benefits              16,337     12,579
   Tax deferred policy acquisition costs                  149,517    138,216
   Deferred gain on individual disability coinsurance       6,772      7,981
   Net realized capital losses                             59,973     66,979
   Ceding commissions and goodwill                             54        104
   Other                                                    8,977      9,548
                                                         --------   --------
      Gross deferred tax assets                           283,323    268,362
   Less valuation allowance                                    (7)        (9)
                                                         --------   --------
      Deferred tax assets, net of valuation allowance     283,316    268,353

Deferred tax liabilities:
   Deferred policy acquisition costs                      261,264    258,758
   Premiums                                                16,971     17,144
   Real estate and property and equipment depreciation      8,577      5,941
   Basis difference on investments                            721      7,229
   Net unrealized capital gains                           303,338    204,691
   Other                                                   18,789     19,252
                                                         --------   --------
      Gross deferred tax liabilities                      609,660    513,015
                                                         --------   --------
         Net deferred tax liability                      $326,344   $244,662
                                                         ========   ========

     As of December 31, 2011 and 2010, the Company recorded a valuation allowance of $7 and $9, respectively, related to tax benefits of certain state operating loss carryforwards. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred income tax asset for certain state operating loss carryforwards will not be realized. Management has determined that a valuation allowance was not required for other deferred tax items based on management's assessment that it is more likely than not that these deferred tax assets will be realized through future reversals of existing taxable temporary differences and future taxable income.

     The increase (decrease) in deferred tax asset valuation allowance for the years ended December 31, 2011, 2010, and 2009, was $(2), $9 and $(37,001),
     respectively.

     At December 31, 2011, state net operating loss carryforwards were $606, the majority of which will expire beginning in 2017.

     Income taxes paid (refunded) for the years ended December 31, 2011, 2010, and 2009, were $63,508, $4,038 and $(41,290), respectively.

     A reconciliation of the beginning and ending balance amount of unrecognized tax benefits is as follows:

                                                                          2011      2010
                                                                        -------   --------
Balance at beginning of year                                            $15,132   $ 23,834
Additions (reductions) based on tax positions related to current year    (2,889)     1,143
Additions for tax positions of prior years                                5,511      2,854
Reductions for tax positions of prior years                                (575)   (11,241)
Settlements                                                                  (7)    (1,458)
                                                                        -------   --------
Balance at end of year                                                  $17,172   $ 15,132
                                                                        =======   ========

     Included in the balance of unrecognized tax benefits at December 31, 2011 are potential benefits of $3,093 that, if recognized, would affect the effective tax rate on income from operations.

     As of December 31, 2011, accrued interest and penalties of $1,151 are recorded as current income tax liabilities on the consolidated balance sheets and $620 is recognized as a current income tax expense on the consolidated statements of operations.

     At December 31, 2011, there were no positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

     The consolidated tax returns for Minnesota Mutual Companies, Inc. and Subsidiaries for the years 2008 and 2009 are currently under examination by the IRS. The consolidated tax return for 2010 is expected to be under examination by the IRS beginning in late 2012. The Company believes that any additional taxes refunded or assessed as a result of these examinations will not have a material impact on its financial position. In addition, during 2011, the Company received a settlement refund from the IRS Office of Appeals with respect to disagreed issues arising from the IRS audit of the consolidated tax returns for years 2005-2007 and the corresponding asset was released.

(11) EMPLOYEE BENEFIT PLANS

     Pension and Other Postretirement Plans

     The Company has a non-qualified non-contributory defined benefit retirement plan covering certain agents. Benefits are based upon years of participation and the agent's adjusted annual compensation. Additionally, a subsidiary of the Company has a non-contributory defined benefit plan covering all the employees of the subsidiary who are 21 years of age or older and have completed one year of service. Benefits are based upon years of participation and the employee's average monthly compensation.

     Prior to December 31, 2010, the Company also had a non-contributory defined benefit retirement plan covering substantially all employees. Benefits were based upon years of participation and the employee's average monthly compensation. Additionally, the Company had a non-contributory defined benefit retirement plan, which provided certain employees with benefits in excess of limits for qualified retirement plans. On December 31, 2010, the Company transferred sponsorship of these plans and the related plan assets and liabilities to SFG.

     The Company also has a postretirement plan that provides certain health care and life insurance benefits to retired agents. Eligibility is determined by age at retirement and years of service. Health care premiums are shared with retirees, and other cost-sharing features include deductibles and co-payments.

     Prior to December 31, 2010, the Company also had a postretirement plan that provided health care and life insurance benefits to substantially all employees. Eligibility was determined by age at retirement and years of service. Health care premiums were shared with retirees, and other cost-sharing features included deductibles and co-payments. On December 31, 2010, the Company transferred sponsorship of this plan to SFG.

     The change in the benefit obligation and plan assets for the Company's plans as of December 31 was calculated as follows:

                                                                         PENSION BENEFITS       OTHER BENEFITS
                                                                       --------------------   ------------------
                                                                         2011        2010       2011      2010
                                                                       --------   ---------   -------   --------
Change in benefit obligation:
Benefit obligation at beginning of year                                $ 56,371   $ 541,268   $ 7,167   $ 56,420
Service cost                                                              1,542      21,081       169      1,239
Interest cost                                                             3,147      32,200       368      3,309
Actuarial loss                                                            7,077      37,945     1,042      5,363
Benefits paid                                                            (2,465)    (11,537)     (450)    (2,066)
Transfer of plan sponsorship                                                 --    (564,586)       --    (57,098)
                                                                       --------   ---------   -------   --------
Benefit obligation at end of year                                      $ 65,672   $  56,371   $ 8,296   $  7,167
                                                                       ========   =========   =======   ========

Change in plan assets:
Fair value of plan assets at beginning of year                         $ 51,505   $ 435,955   $    --   $ 14,748
Actual return on plan assets                                              1,789      49,718        --      1,514
Employer contribution                                                     3,450      38,841       450      1,809
Benefits paid                                                            (2,465)    (11,537)     (450)    (2,066)
Transfer of plan sponsorship                                                 --    (461,472)       --    (16,005)
                                                                       --------   ---------   -------   --------
Fair value of plan assets at end of year                               $ 54,279   $  51,505   $    --   $     --
                                                                       ========   =========   =======   ========

Net amount recognized:
Funded status                                                          $(11,393)  $  (4,866)  $(8,296)  $ (7,167)

Amounts recognized on the consolidated balance sheets:
Accrued benefit cost                                                   $(11,393)  $  (4,866)  $(8,296)  $ (7,167)

Amounts recognized in accumulated other comprehensive income (loss):
Prior service benefit                                                  $     29   $      33   $ 2,646   $  3,322
Net actuarial loss (gain)                                               (17,608)     (9,917)    2,374      3,691
                                                                       --------   ---------   -------   --------
Accumulated other comprehensive (loss) income at end of year           $(17,579)  $  (9,884)  $ 5,020   $  7,013
                                                                       ========   =========   =======   ========

Accumulated benefit obligation                                         $ 60,410   $  52,498   $ 8,296   $  7,167

Plans with accumulated benefit obligation in excess of plan assets:
Projected benefit obligation                                           $ 65,672   $  38,125
Accumulated benefit obligation                                           60,410      38,125
Fair value of plan assets                                                54,279      34,744

Weighted average assumptions used to determine benefit obligations:
Discount rate                                                              4.21%       5.31%     4.09%      5.17%
Rate of compensation increase                                              5.00%       5.00%       --         --

                                                  PENSION BENEFITS      OTHER BENEFITS
                                                 ------------------   -----------------
                                                   2011      2010       2011      2010
                                                 -------   --------   -------   -------
Components of net periodic benefit cost:
Service cost                                     $ 1,542   $ 21,081   $   169   $ 1,239
Interest cost                                      3,147     32,200       368     3,309
Expected return on plan assets                    (2,751)   (36,301)       --    (1,160)
Prior service benefit amortization                    (4)      (456)     (676)   (2,260)
Recognized net actuarial loss (gain)                 348      4,379      (275)      177
                                                 -------   --------   -------   -------
Net periodic benefit cost                        $ 2,282   $ 20,903   $  (414)  $ 1,305
                                                 =======   ========   =======   =======

Other changes in plan assets and benefit
   obligations recognized in other
   comprehensive income:
Net loss                                         $(8,039)  $(24,528)  $(1,042)  $(5,009)
Amortization of prior service benefit                 (4)      (456)     (676)   (2,260)
Amortization of net loss (gain)                      348      4,379      (275)      177
                                                 -------   --------   -------   -------
Total recognized in other comprehensive income   $(7,695)  $(20,605)  $(1,993)  $(7,092)
                                                 =======   ========   =======   =======

     Accrued benefit costs are included in pension and other postretirement benefits on the consolidated balance sheets.

     The estimated prior service credit and net actuarial loss for the pension plans that will be amortized from accumulated other comprehensive income
     (loss) into net periodic benefit cost in 2012 are $4 and $1,090, respectively. The estimated prior service credit and net actuarial loss for the other postretirement benefit plan that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost in 2012 are $676 and $172, respectively.

                                              PENSION          OTHER
                                             BENEFITS        BENEFITS
                                           ------------    ------------
                                           2011    2010    2011    2010
                                           ----    ----    ----    ----
Weighted average assumptions used to
   determine net periodic benefit costs:
Discount rate                              5.31%   6.05%   5.17%   5.76%
Expected long-term return on plan assets   5.32%   7.77%     --      --
Rate of compensation increase              5.00%   5.73%     --      --

     Estimated future benefit payments for pension and other postretirement plans:

               PENSION     OTHER     MEDICARE
              BENEFITS   BENEFITS     SUBSIDY
              --------   ---------   --------
2012           $ 2,792     $  464       $--
2013             2,837        471        --
2014             2,955        467        --
2015             2,972        490        --
2016             3,072        494        --
2017 - 2021     16,872      2,617        --

     For measurement purposes, the assumed health care cost trend rates start at 7.5% in 2011 and decrease gradually to 5.5% for 2015 and remain at that level thereafter. For 2010, the assumed health care cost trend rates start at 8.0% in 2010 and decrease gradually to 5.5% for 2015 and remain at that level thereafter.

     The assumptions presented herein are based on pertinent information available to management as of December 31, 2011 and 2010. Actual results could differ from those estimates and assumptions. For example, increasing the assumed health care cost trend rates by one percentage point would increase the postretirement benefit obligation as of December 31, 2011 by $130 and the estimated eligibility cost and interest cost components of net periodic benefit costs for 2011 by $10. Decreasing the assumed health care cost trend rates by one percentage point would decrease the postretirement benefit obligation as of December 31, 2011 by $116 and the estimated eligibility cost and interest cost components of net periodic postretirement benefit costs for 2011 by $9.

     To determine the discount rate for each plan, the present value of expected future benefit payments is calculated using returns on a theoretical yield curve consisting of AA rated corporate fixed maturity securities and Treasury par curve data. The discount rate for each plan is the single rate which results in the same present value of benefits as that obtained using the yield curve.

     Historical rates of return for individual asset classes and future estimated returns are used to develop expected rates of return. These rates of return are applied to the plan's investment policy to determine a range of expected returns. The expected long-term rate of return on plan assets is selected from this range.

     Generally, the investment objective of the non-contributory defined benefit plans is to pursue high returns but to limit the volatility of returns to levels deemed tolerable, which will mitigate (1) the liquidation of depressed assets for benefit payments, (2) the increase in contributions and pension expense due to investment losses, and (3) the decline in the funded ratios due to investment losses. This objective is achieved by strategically allocating assets among equities, fixed maturity securities and other investments.

     The target asset allocation as of December 31, 2011, for each of the broad investment categories, weighted for all plans combined is as follows:

Equity securities                   12% to 22%
Fixed maturity securities           12% to 22%
Insurance company general account   67% to 68%
Other                                0% to  2%

     The Company's non-contributory defined benefit plans weighted average asset allocations by asset category at December 31 are as follows:

                                    2011   2010
                                    ----   ----
Equity securities                    15%    15%
Fixed maturity securities            18%    18%
Insurance company general account    67%    67%

     Equity securities and fixed maturity securities, as classified in the above table, include investments in pooled separate accounts. Pooled separate accounts are under a group annuity contract with Minnesota Life Insurance Company and represent segregated funds administered by an unaffiliated asset management firm and consist principally of marketable fixed maturity and equity securities.

     The insurance company general account, as classified in the above table, represents assets held within the general account of Minnesota Life Insurance Company. These assets principally consist of fixed maturity securities, commercial mortgage loans and equity securities.

     At times, investments may be made in nontraditional asset classes with the approval of the Company's non-contributory defined benefit plan trustees.

     The Company's investment policy includes various guidelines and procedures designed to ensure that the plans' assets can reasonably be expected to achieve the objective of the policy. The investment policy is periodically reviewed by the plans' respective trustees.

     The fair value of the Company's pension plan financial assets and financial liabilities has been determined using available market information as of December 31, 2011. Although the Company is not aware of any factors that would significantly affect the fair value of the pension plan financial assets and financial liabilities, such amounts have not been comprehensively revalued since those dates. Therefore, estimates of fair value subsequent to the valuation dates may differ significantly from the amounts presented herein. Considerable judgment is required to interpret market data to develop the estimates of fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect the assumptions market participants would use in valuing a financial instrument based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's estimates about the assumptions market participants would use in valuing financial assets and financial liabilities based on the best information available in the circumstances.

     The Company is required to categorize its financial assets and financial liabilities recorded on the consolidated balance sheets according to a three-level hierarchy. A level is assigned to each financial asset and financial liability based on the lowest level input that is significant to the fair value measurement in its entirety. The levels of fair value hierarchy are as follows:

          Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. The types of assets and liabilities utilizing Level 1 valuations generally include cash, money-market funds, actively-traded equity securities, investments in mutual funds with quoted market prices and certain investments in pooled separate accounts.

          Level 2 - Fair value is based on significant inputs, other than quoted prices included in Level 1, that are observable in active markets for identical or similar assets and liabilities. The types of assets and liabilities utilizing Level 2 valuations generally include certain investments in pooled separate accounts.

          Level 3 - Fair value is based on at least one or more significant unobservable inputs. These inputs reflect the Company's assumptions about the inputs market participants would use in pricing the assets or liabilities. The types of assets and liabilities utilizing Level 3 valuations generally include private equity investments, certain investments in pooled separate accounts which invest in privately placed fixed maturities and investments in an insurance company general account.

     The Company uses prices and inputs that are current as of the measurement date. In periods of market disruption, the ability to observe prices and inputs may be reduced, which could cause an asset or liability to be reclassified to a lower level.

     Inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value.

     The following tables summarize the Company's pension benefit plans' financial assets measured at fair value on a recurring basis:

DECEMBER 31, 2011                        LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
--------------------------------------   -------   -------   -------   -------
Investment in pooled separate accounts   $18,005     $--     $    --   $18,005
Insurance company general account             --      --      36,274    36,274
                                         -------     ---     -------   -------
   Total investments                      18,005      --      36,274    54,279
                                         -------     ---     -------   -------
      Total financial assets             $18,005     $--     $36,274   $54,279
                                         =======     ===     =======   =======


DECEMBER 31, 2010                        LEVEL 1   LEVEL 2   LEVEL 3    TOTAL
--------------------------------------   -------   -------   -------   -------
Investment in pooled separate accounts   $16,762     $--     $    --   $16,762
Insurance company general account             --      --      34,743    34,743
                                         -------     ---     -------   -------
   Total investments                      16,762      --      34,743    51,505
                                         -------     ---     -------   -------
      Total financial assets             $16,762     $--     $34,743   $51,505
                                         =======     ===     =======   =======

     INVESTMENTS IN POOLED SEPARATE ACCOUNTS

     Investments in pooled separate accounts are stated at the corresponding unit value of the pooled separate account, which represents fair value. The estimated fair value of separate account assets are based on the fair value of the underlying assets owned by the separate account and are generally based on quoted market prices. Assets within the Plan's separate accounts consist of direct investments in mutual funds, which are included in Level 1.

     INSURANCE COMPANY GENERAL ACCOUNT

     Deposits in the insurance company general account are stated at cost plus accrued interest, which represents fair value. These assets principally consist of fixed maturity securities, commercial mortgage loans and equity securities are classified as Level 3.

     The following table provides a summary of changes in fair value of the Company's pension benefit plans' Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2011:

                                                      TOTAL        PURCHASES,
                                    BALANCE AT    APPRECIATION      SALES AND    BALANCE
                                     BEGINNING   (DEPRECIATION)   SETTLEMENTS,    AT END
                                      OF YEAR     IN FAIR VALUE        NET       OF YEAR
                                    ----------   --------------   ------------   -------
Insurance company general account     $34,743        $1,531           $--        $36,274

     The following table provides a summary of changes in fair value of the Company's pension benefit plans' Level 3 financial assets held at fair value on a recurring basis during the year ended December 31, 2010:

                                                      TOTAL        PURCHASES,
                                    BALANCE AT    APPRECIATION      SALES AND    BALANCE
                                     BEGINNING   (DEPRECIATION)   SETTLEMENTS,    AT END
                                      OF YEAR     IN FAIR VALUE        NET       OF YEAR
                                    ----------   --------------   ------------   -------
Insurance company general account     $33,176        $1,567         $     --     $34,743
Private equity funds                   27,309         2,909          (30,218)         --
                                      -------        ------         --------     -------
   Total financial assets             $60,485        $4,476         $(30,218)    $34,743
                                      =======        ======         ========     =======

     Transfers of securities among the levels occur at the beginning of the reporting period. Transfers between Level 1 and Level 2 were not material for the years ending December 31, 2011 and 2010. There were no transfers in to or out of level 3 for the years ending December 31, 2011 and 2010.

     The Plans did not have any assets or liabilities reported at fair value on a nonrecurring basis.

     Profit Sharing Plans

     The Company also has a profit sharing plan covering substantially all agents. Effective January 1, 2011, the Company's contribution is made as a certain percentage based on voluntary contribution rate and applied to each eligible agent's annual contribution. Prior to January 1, 2011, the Company's contribution to the agent plan is made as a certain percentage, based upon years of service, applied to each agent's total annual compensation. The Company recognized contributions to the plan during 2011, 2010, and 2009 of $1,038, $145, and $220, respectively.

     Prior to December 31, 2010, the Company also had a profit sharing plan covering substantially all employees. The Company's contribution rate to the employee plan was determined annually by the directors of the Company and was applied to each participant's prior year earnings. The Company recognized contributions to the plans during 2010 and 2009 of $9,242 and $6,341, respectively. On December 31, 2010, the Company transferred sponsorship of this plan to SFG.

(12) LIABILITY FOR UNPAID ACCIDENT AND HEALTH CLAIMS, AND CLAIM AND LOSS ADJUSTMENT EXPENSES

     Activity in the liability for unpaid accident and health claims, and claim and loss adjustment expenses is summarized as follows:

                                     2011       2010       2009
                                   --------   --------   --------
Balance at January 1               $585,325   $595,260   $607,080
   Less: reinsurance recoverable    520,524    528,862    539,315
                                   --------   --------   --------
Net balance at January 1             64,801     66,398     67,765
                                   --------   --------   --------
Incurred related to:
   Current year                      81,913     74,323     77,046
   Prior years                       (1,853)       615     (3,798)
                                   --------   --------   --------
Total incurred                       80,060     74,938     73,248
                                   --------   --------   --------
Paid related to:
   Current year                      56,713     48,276     50,401
   Prior years                       26,575     28,259     24,214
                                   --------   --------   --------
Total paid                           83,288     76,535     74,615
Purchase of subsidiary (1)              946         --         --
                                   --------   --------   --------
Net balance at December 31           62,519     64,801     66,398
   Plus: reinsurance recoverable    518,521    520,524    528,862
                                   --------   --------   --------
Balance at December 31             $581,040   $585,325   $595,260
                                   ========   ========   ========

(1)  See note 17.

     In addition to pending policy and contract claims, this table reflects disabled life reserves that are included in future policy and contract benefits on the consolidated balance sheets.

     As a result of changes in estimates of claims incurred in prior years, the accident and health claims, and claim and loss adjustment expenses incurred increased (decreased) by $(1,853), $615 and $(3,798) in 2011, 2010 and
     2009, respectively. The remaining changes in amounts are the result of normal reserve development inherent in the uncertainty of establishing the liability for unpaid accident and health claims, and claim and loss adjustment expenses.

(13) REINSURANCE

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies. To the extent that a reinsurer is unable to meet its obligation under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed to be uncollectible.

     The Company's consolidated financial statements reflect the effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to the acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance involves transferring certain insurance risks, along with the related written and earned premiums, the Company has underwritten to other insurance companies who agree to share these risks. The primary purpose of ceded reinsurance is to protect the Company from potential losses in excess of the amount it is prepared to accept.

     Reinsurance is accounted for over the lives of the underlying reinsured policies using assumptions consistent with those used to account for the underlying policies.

     The effect of reinsurance on premiums for the years ended December 31 was as follows:

                         2011         2010         2009
                      ----------   ----------   ----------
Direct premiums       $1,877,483   $1,704,527   $1,576,012
Reinsurance assumed       28,201       26,571      301,268
Reinsurance ceded       (363,685)    (298,010)    (196,191)
                      ----------   ----------   ----------
   Net premiums       $1,541,999   $1,433,088   $1,681,089
                      ==========   ==========   ==========

     Reinsurance recoveries on ceded reinsurance contracts included in policyholder benefits on the consolidated statements of operations were $326,692, $255,558 and $192,994 during 2011, 2010, and 2009, respectively.

(14) CERTAIN NONTRADITIONAL LONG-DURATION CONTRACTS AND SEPARATE ACCOUNTS

     The Company issues certain nontraditional long-duration contracts including universal life, variable life and deferred annuities that contain either certain guarantees or sales inducements.

     The Company issues variable contracts through its separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholder. The Company also issues variable annuity contracts through separate accounts where the Company contractually guarantees to the contractholder either (a) return of no less than total deposits made to the contract adjusted for partial withdrawals, (b) total deposits made to the contract adjusted for partial withdrawals plus a minimum return, (c) the highest contract value on a specified anniversary date adjusted for withdrawals following the contract anniversary, or (d) a minimum payment on a variable immediate annuity. These guarantees include benefits that are payable in the event of death, withdrawal or annuitization based upon the specific contract selected. The Company also issues universal life and variable life contracts where the Company provides to the contractholder a no-lapse guarantee.

     The assets supporting the variable portion of the traditional variable annuities, variable contracts with guarantees, universal life and variable life contracts are carried at fair value and reported as summary total separate account assets with an equivalent summary total reported for liabilities. For variable annuity contracts, amounts assessed against the contractholders for mortality, administrative, and other services are included in policy and contract fees, changes in liabilities for minimum guarantees on deferred annuities are included in policyholder benefits, and changes in liabilities for the minimum guaranteed payments on variable immediate annuities and the minimum withdrawal benefits on variable deferrable annuities are included in net realized investment gains on the consolidated statements of operations. For universal life and variable life contracts, the amounts assessed against the contractholders for mortality, administrative, and other services are included in policy and contract fees and changes in liabilities for guaranteed benefits are included in policyholder benefits on the consolidated statements of operations. For variable annuity, universal life and variable life contracts, separate account net investment income, net investment gains and losses and the related liability changes are offset within the same line item on the consolidated statements of operations. There were no investment gains or losses on transfers of assets from the general account to the separate account during 2011, 2010 or 2009.

     The Company's variable annuity contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive. For guarantees of amounts in the event of death, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance at the balance sheet date. For guaranteed withdrawal amounts, the net amount at risk is defined as the guaranteed minimum withdrawal benefit base in excess of the current account balance at the balance sheet date. For guarantees of amounts at annuitization, the net amount at risk is defined as the present value of the minimum guaranteed annuity payments available to the contractholder, determined in accordance with the terms of the contract, in excess of the current account balance. For the guaranteed payout annuity floor, the net amount at risk is defined as the guaranteed benefit in excess of the current benefit payable measured as a monthly amount. For universal life and variable life contracts the net amount at risk is defined as the current death benefit in excess of the current balance, excluding reinsurance.

     At December 31, the Company had the following variable annuity contracts with guarantees:

                                                            2011         2010
                                                         ----------   ----------
Return of net deposits:
   In the event of death
      Account value                                      $2,092,823   $2,127,498
      Net amount at risk                                 $   32,543   $   15,435
      Average attained age of contractholders                  58.9         58.1
   As withdrawals are taken
      Account value                                      $  253,781   $  285,740
      Net amount at risk                                 $   10,802   $    5,803
      Average attained age of contractholders                  66.6         65.5

Return of net deposits plus a minimum return:
   In the event of death
      Account value                                      $  148,011   $  150,313
      Net amount at risk                                 $   29,222   $   17,599
      Average attained age of contractholders                  67.9         67.3
   At annuitization
      Account value                                      $  457,259   $  456,474
      Net amount at risk                                 $       --   $       --
      Weighted average period remaining until expected
         annuitization (in years)                               6.1          6.5
   As withdrawals are taken
      Account value                                      $  648,842   $  514,948
      Net amount at risk                                 $   50,311   $   14,074
      Average attained age of contractholders                  62.7         62.2

Highest specified anniversary account value:
   In the event of death
      Account value                                      $  544,495   $  590,460
      Net amount at risk                                 $   46,202   $   22,804
      Average attained age of contractholders                  59.3         58.4

Guaranteed payout annuity floor:
      Account value                                      $   44,219   $   48,272
      Net amount at risk                                 $       34   $       30
      Average attained age of contractholders                  70.9         70.3

     At December 31, the Company had the following universal life and variable life contracts with guarantees:

                                                    2011          2010
                                                -----------   -----------
Account value (general and separate accounts)   $ 3,109,456   $ 2,967,384
Net amount at risk                              $43,114,946   $40,722,237
Average attained age of policyholders                  49.0          49.0

     Liabilities for guarantees on universal life and variable contracts reflected in the general account as of December 31, 2011 are:

                                   MINIMUM                          MINIMUM
                                  GUARANTEED       GUARANTEED     GUARANTEED     UNIVERSAL
                                  DEATH AND      PAYOUT ANNUITY   WITHDRAWAL      LIFE AND
                               INCOME BENEFITS        FLOOR         BENEFIT    VARIABLE LIFE
                               ---------------   --------------   ----------   -------------
Balance at beginning of year       $1,177           $12,107         $ 8,470       $24,007
Incurred guarantee benefits         1,827             3,558          57,441        24,969
Paid guaranteed benefits             (937)             (393)             --        (9,102)
                                   ------           -------         -------       -------
Balance at end of year             $2,067           $15,272         $65,911       $39,874
                                   ======           =======         =======       =======

     Liabilities for guarantees on universal life and variable contracts reflected in the general account as of December 31, 2010 are:

                                   MINIMUM                          MINIMUM
                                  GUARANTEED       GUARANTEED     GUARANTEED     UNIVERSAL
                                  DEATH AND      PAYOUT ANNUITY   WITHDRAWAL      LIFE AND
                               INCOME BENEFITS        FLOOR         BENEFIT    VARIABLE LIFE
                               ---------------   --------------   ----------   -------------
Balance at beginning of year       $ 2,539          $13,823        $17,176        $19,488
Incurred guarantee benefits            149           (1,161)        (8,706)        14,336
Paid guaranteed benefits            (1,511)            (555)            --         (9,817)
                                   -------          -------        -------        -------
Balance at end of year             $ 1,177          $12,107        $ 8,470        $24,007
                                   =======          =======        =======        =======

     The minimum guaranteed death benefit liability and the guaranteed minimum income liability is determined each period end by estimating the expected value of death benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. The guaranteed payout annuity floor and minimum guaranteed withdrawal benefits are considered to be derivatives and are recognized at fair value through earnings. The universal life and variable life liabilities are determined by estimating the expected value of death benefits in excess of projected account balances and recognizing the excess ratably over the accumulation period based on total expected assessments. For variable annuity, universal life and variable life contracts with guarantees, the Company regularly evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

     The following assumptions and methodology were used to determine the minimum guaranteed death and income benefit liability on variable annuities at December 31, 2011 and 2010 (except where noted otherwise):

     - Data was compiled from 1,000 stochastically generated investment performance scenarios. These were ranked by wealth factors and put into 100 groups of 10 sequentially. The mid-point of each group was chosen to run the projections used.

     - Mean investment performance was 6.90% and 5.78% for 2011 and 2010, respectively, and is consistent with DAC projections over a 10 year period.

     -    Annualized monthly standard deviation was 15.28%.

     -    Assumed mortality was 100% of the A2000 table.

     - For 2011, lapse rates varied by contract type and policy duration, ranging from 1% to 17.25%, with an average of 8%. For 2010, lapse rates varied by contract type and policy duration, ranging from 1% to 25%, with an average of 9%.

     - Discount rates varied by contract type and policy duration and were consistent with discount rates used in DAC models.

     The following assumptions and methodology, which are consistent with those used for DAC models, were used to determine the universal life and variable life liability at December 31, 2011 and 2010 (except where noted otherwise):

     -    Separate account investment performance assumption was 8%.

     -    Assumed mortality was 100% of pricing levels.

     -    Lapse rates varied by policy duration, ranging from 2% to 9%.

     - Long-term general account discount rate grades up to 7.50% over five years beginning in 2010.

     -    Separate account discount rate was 7.73%.

     Account balances for contracts with guarantees were invested in variable separate accounts by mutual fund grouping as follows at December 31:

                       VARIABLE                  VARIABLE
                  ANNUITY CONTRACTS           LIFE CONTRACTS
               -----------------------   -----------------------
                  2011         2010         2011         2010
               ----------   ----------   ----------   ----------
Equity         $1,515,292   $1,676,968   $1,326,698   $1,508,274
Bond              527,220      456,412      142,331      146,928
Balanced          557,518      542,233      210,121      217,805
Money market       62,839       61,125       34,155       34,089
Mortgage           59,474       65,052       43,283       44,979
Real estate        62,986       66,481       43,431       44,158
               ----------   ----------   ----------   ----------
   Total       $2,785,329   $2,868,271   $1,800,019   $1,996,233
               ==========   ==========   ==========   ==========

(15) UNREMITTED PREMIUMS AND CLAIMS PAYABLE

     The Company acts as an agent of certain insurance underwriters and has a fiduciary responsibility to remit the appropriate percentage of monies collected from each financial institution customer to the corresponding insurance underwriters. The remittance is equal to the premiums collected from the financial institution customer, less any commissions earned by the Company. The Company recognizes a liability equal to the amount of the premiums that have not yet been remitted to the insurance underwriters. At December 31, 2011 and 2010, the liability associated with unremitted premiums and claims payable was $20,550 and $19,997, respectively and is reported as part of other liabilities on the consolidated balance sheets. As described in note 2, as of December 31, 2011 and 2010, the Company had restricted the use of $20,550 and $19,997, respectively, of its cash and cash equivalents to satisfy these premium and claims remittance payables.

(16) NOTES PAYABLE

     In September 1995, the Company issued surplus notes with a face value of $125,000, at 8.25%, due in 2025. The surplus notes are subordinate to all current and future policyholders interests, including claims, and indebtedness of the Company. At December 31, 2011 and 2010, the balance of the surplus notes was $120,000. During 2010, the Company repurchased $5,000 of its outstanding surplus notes. The Company paid a market premium for the repurchase and as a result recorded a $984 loss on the transaction, which is included within general operating expenses on the consolidated statements of operations.

     All payments of interest and principal on the notes are subject to the approval of the Minnesota Department of Commerce (Department of Commerce). As of December 31, 2011 and 2010, the accrued interest was $2,887 and $2,883, respectively. Interest paid on the surplus notes for the years ended December 31, 2011, 2010 and 2009 was $9,900, $10,307 and $10,313,
     respectively.

     The issuance costs of $1,421 are deferred and amortized over 30 years on a straight-line basis. At December 31, 2011 and 2010, accumulated amortization was $765 and $717, respectively.

     At December 31, 2011, the aggregate minimum annual notes payable maturities for the next five years and thereafter are as follows: 2012, $0; 2013, $0; 2014, $0; 2015, $0; 2016, $0; thereafter, $120,000.

     Total interest paid by the Company for the years ended December 31, 2011, 2010 and 2009 was $9,900, $10,309 and $10,236, respectively.

(17) BUSINESS COMBINATIONS

     During 2011, the Company completed the acquisition of Balboa Life Insurance Company and its subsidiary Balboa Life Insurance Company of New York. The aggregate purchase price of $46,873 consisted of $44,895 cash paid during 2011 and $1,978 accrued at December 31, 2011. The aggregate purchase price was allocated to assets, value of business acquired (VOBA) and liabilities. VOBA of $3,077 represents the underlying insurance contracts acquired and will be amortized based on the expected in force premium runoff of the underlying contracts, which is expected to be approximately five years. Amortization expense of VOBA on the consolidated statements of operations was $153 for the year ended December 31, 2011. No goodwill was recorded as part of the allocation of purchase price.

     The amount of acquisition-related additional cash consideration the Company may have to pay in 2012 and future years if certain thresholds are attained is $1,750 of which $1,455 was accrued at December 31, 2011.

(18) GOODWILL AND INTANGIBLE ASSETS

     The amount of goodwill included on the consolidated balance sheets in goodwill and intangible assets, net, as of December 31, was as follows:

                                           2011      2010
                                         -------   -------
Balance at beginning of year             $38,975   $38,053
Additions                                    792       922
Adjustments to prior year acquisitions       (56)       --
                                         -------   -------
Balance at end of year                   $39,711   $38,975
                                         =======   =======

     A qualitative assessment of goodwill was performed during 2011. The Company assessed economic conditions, industry and market consideration in addition to overall financial performance of the reporting unit. It was determined that the fair value of the reporting unit is, more likely than not, greater than the carrying value and no further goodwill testing was completed and no impairment was recognized.

     The amount of intangible assets, excluding the VOBA, included on the consolidated balance sheets in goodwill and intangible assets, net, as of December 31, was as follows:

                                 2011      2010
                               -------   -------
Balance at beginning of year   $ 5,002   $ 6,863
Acquisitions                       892       200
Amortization                    (1,882)   (2,061)
                               -------   -------
Balance at end of year         $ 4,012   $ 5,002
                               =======   =======

     The Company has intangible assets resulting from business and asset acquisitions. Intangible assets acquired during 2011 include non-compete agreements amortizable on a straight-line basis over three years and customer lists amortized over their assigned economic useful lives. Intangible assets acquired during 2010 include customer lists amortized over their assigned economic useful lives. The remaining intangible assets consist of customer/client contracts, lists or relationships. These intangible assets are amortized on a straight-line basis over their estimated useful lives based on the related life of the underlying customer/client contract, list or relationship purchased, which vary in length between three to ten years. The appropriate estimated useful life for each intangible asset class is reviewed annually. A change in expected useful life could potentially indicate impairment of these assets. The Company completes annual impairment testing of all intangible assets. The annual review did not result in any changes to expected useful life and no intangible impairments were recorded in 2011, 2010 or 2009.

     Intangible asset amortization expense for 2011, 2010 and 2009 in the amount of $1,882, $2,042 and $2,629, respectively, is included in general operating expenses. Projected amortization expense for the next five years is as follows: 2012, $1,516 2013, $1,183; 2014, $646; 2015, $301; 2016,
     $187.

(19) RELATED PARTY TRANSACTIONS

     The Company has investment advisory agreements with an affiliate, Advantus. Under these agreements, the Company pays quarterly investment management fees based on total assets managed. Investment management fees paid by the Company were $16,089, $14,470 and $13,117 during 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, the amount due to Advantus under these agreements was $6,402 and $5,411, respectively.

     The Company also has an agreement with an affiliate, Securian Financial Services, Inc. (SFS). Under this agreement, SFS is the distributor of the Company's variable annuity and variable life products. Fees paid by the Company for the performance of compliance functions for these variable products totaled $971, $2,061 and $2,440 for the years ended December 31, 2011, 2010 and 2009, respectively.

     Under an assignment agreement with SFS, 12(b)-1 fees from the Advantus Series Fund Portfolios and the Waddell & Reed Target Portfolios are transferred to the Company. For the years ended December 31, 2011, 2010 and 2009, the amounts transferred were $10,501, $10,099, and $9,097, respectively.

     The Company has agreements with its affiliates for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion, and other administrative expenses, which the Company incurs on behalf of its affiliates and is reimbursed. At December 31, 2011 and 2010, the amount payable to the Company was $13,514 and $14,119, respectively. The amount of expenses incurred by and reimbursed to the Company for the years ended December 31, 2011, 2010, and 2009 were $60,215, $56,193 and $55,227, respectively. In addition, as of December 31, 2011, the Company has a receivable from SFG, in the amount of $18,126, related to the advance of future years' defined benefit plan expenses.

     In 2002, the Company sold a group variable universal life policy to SFG. The Company received premiums of $2,000, $2,000 and $0 in 2011, 2010 and 2009, respectively, for this policy. No claims were paid during 2011, 2010 and 2009. As of December 31, 2011 and 2010, reserves held under this policy were $21,388 and $20,325, respectively.

     The Company is a distributor of its affiliates' insurance and other products. Product offerings include credit life and disability, accidental death, collateral protection insurance, guarantee auto protection and debt cancellation. The Company earned $18,260, $16,023 and $12,991 in commission revenues related to the sales and servicing of these products for the years ended December 31, 2011, 2010 and 2009, respectively. As of December 31, 2011 and 2010, commission revenue due to the Company from its affiliates was $1,858 and $1,597, respectively.

     Certain of the Company's affiliates distribute its insurance products. Product offerings include individual life and annuity and group life insurance. The Company paid $4,319 and $1,228 in commission expenses related to the sales of these products for the years ended December 31, 2011 and 2010.

     On December 31, 2010, the Company transferred sponsorship, as well as the related assets and liabilities, of certain employee benefit plans including defined benefit and other postretirement plans to SFG. The transfer of these benefit plans resulted in an increase to accumulated other comprehensive income (loss) of $98,281 in 2010. As of December 31, 2010, the Company had a net settlement amount due to SFG of $6,316 as a result of the transfer of the benefit plans.

(20) OTHER COMPREHENSIVE INCOME

     Comprehensive income is defined as any change in stockholder's equity originating from non-owner transactions. The Company has identified those changes as being comprised of net income, adjustments to pension and other postretirement plans, unrealized gains (losses) on securities and related adjustments.

     The components of comprehensive income and related tax effects, other than net income are illustrated below:

                                                             2011        2010        2009
                                                          ---------   ---------   ---------
Other comprehensive income, before tax:
   Unrealized gains on securities                         $ 319,525   $ 355,634   $ 856,760
      Reclassification adjustment for
         gains included in net income                       (67,167)    (33,341)     (4,380)
   Unrealized gains (losses) on securities - OTTI            30,660      97,996     (37,943)
   Adjustment to deferred policy acquisition costs         (106,117)    (83,725)   (181,638)
   Adjustment to reserves                                   (72,822)    (14,903)    (52,512)
   Adjustment to unearned policy and contract fees           57,267      25,924      29,884
   Adjustment to pension and other postretirement plans      (9,688)    (27,697)     68,476
                                                          ---------   ---------   ---------
                                                            151,658     319,888     678,647
   Income tax expense related to items of
      other comprehensive income                            (52,670)   (113,310)   (235,723)
                                                          ---------   ---------   ---------
   Other comprehensive income, net of tax                 $  98,988   $ 206,578   $ 442,924
                                                          =========   =========   =========

     The components of accumulated other comprehensive income (loss) and related tax effects at December 31 were as follows:

                                                          2011        2010
                                                       ---------   ---------
Gross unrealized gains                                 $ 903,505   $ 674,129
Gross unrealized losses                                  (40,028)    (63,010)
Gross unrealized losses - OTTI                             1,120     (29,540)
Adjustment to deferred policy acquisition costs         (226,773)   (120,656)
Adjustment to reserves                                  (146,928)    (74,106)
Adjustment to unearned policy and contract fees           82,947      25,680
Adjustment to pension and other postretirement plans     (12,559)     (2,871)
                                                       ---------   ---------
                                                         561,284     409,626
Deferred federal income tax expenses                    (191,743)   (139,073)
                                                       ---------   ---------
   Net accumulated other comprehensive income (loss)   $ 369,541   $ 270,553
                                                       =========   =========

(21) STOCK DIVIDENDS AND CAPITAL CONTRIBUTIONS

     The Company declared and paid cash dividends to SFG totaling $0, $11,000 and $8,000 during the years ended December 31, 2011, 2010, and 2009, respectively.

     Dividend payments by Minnesota Life Insurance Company to its parent cannot exceed the greater of 10% of statutory capital and surplus or the statutory net gain from operations as of the preceding year-end, as well as the timing and amount of dividends paid in the preceding 12 months, without prior approval from the Department of Commerce. Based on these limitations and 2011 statutory results, the maximum amount available for the payment of dividends during 2012 by Minnesota Life Insurance Company without prior regulatory approval is $203,713.

     For the years ended December 31, 2011, 2010 and 2009 there were no capital contributions from SFG to the Company.

(22) COMMITMENTS AND CONTINGENCIES

     The Company is involved in various pending or threatened legal proceedings arising out of the normal course of business. In the opinion of management, the ultimate resolution of such litigation will likely not have a material adverse effect on consolidated operations or the financial position of the Company.

     In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance companies (reinsurers). To the extent that a reinsurer is unable to meet its obligations under the reinsurance agreement, the Company remains liable. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies. Allowances are established for amounts deemed uncollectible.

     The Company holds TBA securities with extended forward contract dates which represent a future commitment. As of December 31, 2011 and 2010, these securities were reported at fair value of $30,433 and $124,840, respectively.

     The Company has long-term commitments to fund alternative investments and real estate investments totaling $264,171 as of December 31, 2011. The Company estimates that $106,000 of these commitments will be invested in 2012, with the remaining $158,171 invested over the next four years.

     As of December 31, 2011, the Company had committed to purchase mortgage loans totaling $30,875 but had not completed the purchase transactions.

     The Company has a long-term lease agreement with an affiliated company, Capitol City Property Management, Inc, for rental space in downtown St. Paul. Minimum gross rental commitments under the lease are as follows:
     2012, $11,267; 2013, $11,267; 2014, $11,267; 2015, $11,267; 2016, $11,267.
     The Company sub-leases space in downtown St. Paul. Commitments to the Company from these agreements are as follows: 2012, $523; 2013, $495; 2014, $457; 2015, $427; 2016, $315. Lease expense, net of sub-lease income, for the years ended December 31, 2011, 2010 and 2009 was $8,649, $8,561, and $8,613, respectively. The Company also has long-term lease agreements with unaffiliated companies for office facilities and equipment. Minimum gross rental commitments under these leases are as follows: 2012, $3,469; 2013, $3,047; 2014, $2,563; 2015, $1,728; 2016, $1,272.

     At December 31, 2011, the Company had guaranteed the payment of $59,000 of policyholder dividends and discretionary amounts payable in 2012. The Company has pledged fixed maturity securities, valued at $79,573 to secure this guarantee. Pursuant to the Escrow Trust Account Agreement dated December 13, 1991 between Minnesota Life Insurance Company and Wells Fargo Bank, N.A., the Company pays irrevocable dividends to certain policyholders of the Company. Policyholders may choose the form in which the irrevocable dividend is applied, which include the cash payment of the dividend to the policyholder, using the dividend to purchase additional coverage or to increase the cash value of the policy. The policyholders covered by the Escrow Trust Account Agreement primarily includes owners of certain individual life insurance policies issued by the Company, but does not include all of the dividend-paying insurance policies issued by the Company.

     The Company has a 100% coinsurance agreement for its individual disability line within its Individual Financial Security business unit. Under the terms of this agreement, assets supporting the reserves transferred to the reinsurer are held under a trust agreement for the benefit of the Company in the event that the reinsurer is unable to perform its obligations. At December 31, 2011 and 2010, the assets held in trust were $599,410 and $575,508, respectively. These assets are not reflected on the accompanying consolidated balance sheets.

     Occasionally, the Company will enter into arrangements whereby certain lease obligations related to general agents' office space are guaranteed. Additionally, the Company will occasionally enter into loan guarantees for general agents. The accrual related to these guarantees is immaterial at December 31, 2011.

     In connection with the dissolution of MIMLIC Life Insurance Company, the Company has agreed to guarantee all obligations and liabilities of MIMLIC Life Insurance Company that arise in the normal course of business. Management does not consider an accrual necessary relating to this guarantee.

     In connection with the sale of a subsidiary company in 1997, the Company has guaranteed the adequacy of claim reserves transferred under the agreement for a period of 10 years subsequent to the date of transfer. To the extent that these reserves were over or under provided for, an exchange of the difference is required by the agreement. In 2008, the Company amended the agreement to extend the reserve guarantee by an additional 10 years to December 31, 2017, at which point a settlement payment/receipt will be determined. The Company expects the settlement of this agreement to be immaterial to its consolidated financial position.

     The Company has minimum compensation agreements with certain sales and employee groups, the terms of which expire at various times through 2013. Such agreements, which have been revised from time to time, provide for minimum compensation for these groups. The aggregate future minimum commitment under these agreements at December 31, 2011 and 2010 was approximately $2,229 and $2,828, respectively.

     The Company is contingently liable under state regulatory requirements for possible assessments pertaining to future insolvencies and impairments of unaffiliated insurance companies. The Company records a liability for future guaranty fund assessments based upon known insolvencies, according to data received from the National Organization of Life and Health Insurance Guaranty Association. At December 31, 2011 and 2010 the amount was immaterial to the consolidated financial statements. An asset is recorded for the amount of guaranty fund assessments paid, which can be recovered through future premium tax credits. This asset was $2,394 and $1,994 as of December 31, 2011 and 2010, respectively. These assets are being amortized over a five-year period.

(23) STATUTORY ACCOUNTING PRACTICES

     The Company's insurance operations, domiciled in Minnesota, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Department of Commerce of the states of domicile. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices include practices not prescribed by the domiciliary state, but allowed by the domiciliary state regulatory authority. The Company's insurance operations have no material statutory accounting practices that differ from those of the state of domicile or the NAIC accounting practices. See note 21 for discussion of statutory dividend limitations.

     The Company and its insurance company subsidiary are required to meet certain minimum risk-based capital (RBC) requirements, which are imposed by the respective state of domicile. The formulas within the RBC calculation were developed by the NAIC. The RBC requirements were designed to monitor capital adequacy and to raise the level of protection for policyholders. Companies that have an RBC ratio below certain trigger points are required to take specified corrective action. The Company and its insurance company subsidiary exceeded the minimum RBC requirements for the years ended December 31, 2011, 2010 and 2009.

     The Company's insurance operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed and permitted accounting principles, which differ from GAAP. On a statutory accounting basis, the Company reported net income of $128,147, $81,469 and $59,964 in 2011, 2010 and 2009, respectively. Combined statutory surplus of these operations was $2,037,134 and $1,926,328 as of December 31, 2011 and 2010, respectively.

(24) SUBSEQUENT EVENTS

     Effective January 1, 2012, the Company acquired American Modern Life Insurance Company and its subsidiary Southern Pioneer Life Insurance Company. The aggregate purchase price paid in cash was $33,794.

     The Company evaluated subsequent events through March 5, 2012, the date these financial statements were issued. With the exception of the item noted above, there were no material subsequent events that required recognition or further disclosure in the Company's financial statements.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
 SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES
                                DECEMBER 31, 2011
                                 (IN THOUSANDS)

                                                                                AS SHOWN ON THE
                                                                    MARKET        CONSOLIDATED
TYPE OF INVESTMENT                                   COST (3)       VALUE      BALANCE SHEET (1)
------------------------------------------------   -----------   -----------   -----------------
Fixed maturity securities
   U.S. government                                 $   141,479   $   176,608      $   176,608
   Agencies not backed by the full faith and
      credit of the U.S. government                     88,831        93,947           93,947
   Foreign governments                                  45,887        54,066           54,066
   Public utilities                                    745,827       831,340          831,340
   Asset-backed securities                             443,632       480,796          480,796
   Mortgage-backed securities                        2,987,561     3,150,467        3,150,467
   All other corporate fixed maturity securities     4,847,979     5,276,192        5,276,192
                                                   -----------   -----------      -----------
      Total fixed maturity securities                9,301,196    10,063,416       10,063,416
                                                   -----------   -----------      -----------

Equity securities:
   Common stocks:
      Public utilities                                  12,117        12,880           12,880
      Banks, trusts and insurance companies            112,424       129,194          129,194
      Industrial, miscellaneous and all other           58,229        65,796           65,796
   Nonredeemable preferred stocks                        5,427         6,069            6,069
                                                   -----------   -----------      -----------
      Total equity securities                          188,197       213,939          213,939
                                                   -----------   -----------      -----------

Mortgage loans on real estate                        1,417,147        xxxxxx        1,417,147
Real estate (2)                                          5,200        xxxxxx            5,200
Policy loans                                           350,863        xxxxxx          350,863
Other investments                                      412,260        xxxxxx          412,260
Alternative investments                                390,674        xxxxxx          447,351
Derivative investments                                 117,306        xxxxxx          117,306
Fixed maturity securities on loan                       63,917        xxxxxx           66,226
Equity securities on loan                                4,968        xxxxxx            6,937
                                                   -----------                    -----------
      Total                                          2,762,335        xxxxxx        2,823,290
                                                   -----------                    -----------

Total investments                                  $12,251,728        xxxxxx      $13,100,645
                                                   ===========                    ===========

(1) Fair value for common stocks and fixed maturity securities classified as available-for-sale.

(2) The carrying value of real estate acquired in satisfaction of indebtedness is $5,200,000.

(3) Original cost reduced by impairment write-downs for equity securities and original cost reduced by repayments and impairment write-downs and adjusted for amortization of premiums and accrual of discounts for fixed maturity securities and other investments.

See accompanying report of independent registered public accounting firm.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
               SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
                                 (IN THOUSANDS)

                                           AS OF DECEMBER 31,
                        -------------------------------------------------------
                                      FUTURE POLICY
                          DEFERRED      BENEFITS,                  OTHER POLICY
                           POLICY    LOSSES, CLAIMS                 CLAIMS AND
                        ACQUISITION  AND SETTLEMENT    UNEARNED      BENEFITS
       SEGMENT             COSTS      EXPENSES (1)   PREMIUMS (2)    PAYABLE
----------------------  -----------  --------------  ------------  ------------
2011:
   Life insurance         $638,778     $ 4,032,968     $138,391      $311,251
   Accident and
      health insurance      73,172         699,392       33,262        38,097
   Annuity                 140,779       5,319,429           20            60
                          --------     -----------     --------      --------
                          $852,729     $10,051,789     $171,673      $349,408
                          ========     ===========     ========      ========

2010:
   Life insurance         $654,436     $ 3,677,196     $176,305      $285,109
   Accident and
      health insurance      71,999         708,003       31,645        33,441
   Annuity                 160,707       5,053,172           16            42
                          --------     -----------     --------      --------
                          $887,142     $ 9,438,371     $207,966      $318,592
                          ========     ===========     ========      ========

2009:
   Life insurance         $648,832     $ 3,262,946     $205,739      $281,255
   Accident and
      health insurance      69,298         719,327       34,163        31,754
   Annuity                 174,671       4,732,858           16            18
                          --------     -----------     --------      --------
                          $892,801     $ 8,715,131     $239,918      $313,027
                          ========     ===========     ========      ========

                                               FOR THE YEARS ENDED DECEMBER 31,
                        -----------------------------------------------------------------------------
                                                                 AMORTIZATION
                                                   BENEFITS,     OF DEFERRED
                                         NET     CLAIMS, LOSSES     POLICY       OTHER
                          PREMIUM    INVESTMENT  AND SETTLEMENT  ACQUISITION   OPERATING   PREMIUMS
       SEGMENT          REVENUE (3)    INCOME     EXPENSES (5)       COSTS      EXPENSES  WRITTEN (4)
----------------------  -----------  ----------  --------------  ------------  ---------  -----------
2011:
   Life insurance        $1,678,480   $343,629     $1,508,414      $138,516     $581,951
   Accident and
      health insurance      194,097     10,597         77,830        22,521      113,393
   Annuity                  204,774    263,898        300,639        42,718      142,049
                         ----------   --------     ----------      --------     --------      ---
                         $2,077,351   $618,124     $1,886,883      $203,755     $837,393      $--
                         ==========   ========     ==========      ========     ========      ===

2010:
   Life insurance        $1,599,457   $314,767     $1,434,989      $148,998     $571,227
   Accident and
      health insurance      162,123     10,540         74,689        23,910       99,178
   Annuity                  194,628    260,649        300,394        41,631      136,290
                         ----------   --------     ----------      --------     --------      ---
                         $1,956,208   $585,956     $1,810,072      $214,539     $806,695      $--
                         ==========   ========     ==========      ========     ========      ===

2009:
   Life insurance        $1,832,341   $282,139     $1,669,636      $144,115     $510,582
   Accident and
      health insurance      156,588     11,438         71,853        21,302       93,189
   Annuity                  202,600    249,538        319,132        32,088      145,829
                         ----------   --------     ----------      --------     --------      ---
                         $2,191,529   $543,115     $2,060,621      $197,505     $749,600      $--
                         ==========   ========     ==========      ========     ========      ===

(1)  Includes policy and contract account balances

(2)  Includes unearned policy and contract fees

(3)  Includes policy and contract fees

(4)  Applies only to property and liability insurance

(5)  Includes policyholder dividends

See accompanying report of independent registered public accounting firm.

                MINNESOTA LIFE INSURANCE COMPANY AND SUBSIDIARIES
                            SCHEDULE IV - REINSURANCE
                  YEARS ENDED DECEMBER 31, 2011, 2010 AND 2009
                                 (IN THOUSANDS)

                                                                                                     PERCENTAGE
                                                          CEDED TO     ASSUMED FROM                   OF AMOUNT
                                             GROSS          OTHER         OTHER            NET         ASSUMED
                                            AMOUNT        COMPANIES     COMPANIES        AMOUNT        TO NET
                                         ------------   ------------   ------------   ------------   ----------
2011: Life insurance in force            $771,937,513   $189,269,664    $  897,972    $583,565,821       0.2%
                                         ============   ============    ==========    ============
      Premiums:
         Life insurance                  $  1,516,771   $    275,426    $   24,382    $  1,265,727       1.9%
         Accident and health insurance        278,537         88,259         3,819         194,097       2.0%
         Annuity                               82,175             --            --          82,175       0.0%
                                         ------------   ------------    ----------    ------------
            Total premiums               $  1,877,483   $    363,685    $   28,201    $  1,541,999       1.8%
                                         ============   ============    ==========    ============

2010: Life insurance in force            $680,020,319   $150,837,900    $1,031,813    $530,214,232       0.2%
                                         ============   ============    ==========    ============
      Premiums:
         Life insurance                  $  1,385,008   $    219,309    $   21,915    $  1,187,614       1.8%
         Accident and health insurance        236,168         78,701         4,656         162,123       2.9%
         Annuity                               83,351             --            --          83,351       0.0%
                                         ------------   ------------    ----------    ------------
            Total premiums               $  1,704,527   $    298,010    $   26,571    $  1,433,088       1.9%
                                         ============   ============    ==========    ============

2009: Life insurance in force            $607,044,078   $113,263,709    $1,284,703    $495,065,072       0.3%
                                         ============   ============    ==========    ============
      Premiums:
         Life insurance                  $  1,236,455   $    113,070    $  293,552    $  1,416,937      20.7%
         Accident and health insurance        231,993         83,121         7,716         156,588       4.9%
         Annuity                              107,564             --            --         107,564       0.0%
                                         ------------   ------------    ----------    ------------
            Total premiums               $  1,576,012   $    196,191    $  301,268    $  1,681,089      17.9%
                                         ============   ============    ==========    ============

See accompanying report of independent registered public accounting firm.

                                     PART C

                                OTHER INFORMATION

                            Variable Annuity Account

                   Cross Reference Sheet to Other Information

Form N-4

Item Number        Caption in Other Information

    24.            Financial Statements and Exhibits

    25.            Directors and Officers of the Depositor

    26. Persons Controlled by or Under Common Control with the Depositor or Registrant

    27.            Number of Contract Owners

    28.            Indemnification

    29.            Principal Underwriters

    30.            Location of Accounts and Records

    31.            Management Services

    32.            Undertakings

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a) Audited Financial Statements of Variable Annuity Account for the year ended December 31, 2011, are included in Part B of this filing and consist of the following:

     1.   Report of Independent Registered Public Accounting Firm.

     2.   Statements of Assets and Liabilities, as of December 31, 2011.

     3.   Statements of Operations, year or period ended December 31, 2011.

     4. Statements of Changes in Net Assets, years or periods ended December 31, 2011 and 2010.

     5.   Notes to Financial Statements.

     Audited Consolidated Financial Statements and Supplementary Schedules of the Depositor, Minnesota Life Insurance Company and subsidiaries, are included in Part B of this filing and consist of the following:

     1. Report of Independent Registered Public Accounting Firm - Minnesota Life Insurance Company and Subsidiaries.

     2. Consolidated Balance Sheets - Minnesota Life Insurance Company and subsidiaries, as of December 31, 2011 and 2010.

     3. Consolidated Statements of Operations Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2011, 2010 and 2009.

     4. Consolidated Statements of Changes in Stockholder's Equity - Minnesota Life Insurance Company and subsidiaries, for the years ended
          December 31, 2011, 2010 and 2009.

     5. Consolidated Statements of Cash Flows - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2011, 2010 and 2009.

     6. Notes to Consolidated Financial Statements - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2011, 2010 and 2009.

     7. Schedule I - Summary of Investments-Other than Investments in Related Parties - Minnesota Life Insurance Company and subsidiaries, as of December 31, 2011.

     8. Schedule III - Supplementary Insurance Information - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2011, 2010 and 2009.

     9. Schedule IV - Reinsurance - Minnesota Life Insurance Company and subsidiaries, for the years ended December 31, 2011, 2010 and 2009.

     (b)  Exhibits

          1. The Resolution of The Minnesota Mutual Life Insurance Company's Executive Committee of its Board of Trustees establishing the Variable Annuity Account previously filed on February 28, 2005 as exhibit 24(c)(1) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 1, is hereby incorporated by reference.

          2.   Not applicable.

          3. (a) The Amended and Restated Distribution Agreement between Minnesota Life Insurance Company and Securian Financial Services, Inc., previously filed on April 27, 2009, as exhibit 24(c)(3) to Registrant's Form N-4, File Number 2-97564, Post-Effective Amendment Number 28, is hereby incorporated by reference.

               (b) The Dealer Selling Agreement previously filed on July 2, 2002 as exhibit 24(c)(3)(b) to Variable Annuity Account's Form N-4, File Number 333-91784, Initial Registration Statement, is hereby incorporated by reference.

               (c) Variable Contract Broker-Dealer Sales Agreement among Minnesota Life Insurance Company, Securian Financial Services, Inc. and Waddell & Reed, Inc. previously filed on April 21, 2006 as exhibit 24(c)(3)(c) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 12, is hereby incorporated by reference.


          4. (a) The Premier II Death Benefit Rider, form ICC 12-70235, previously filed on July 20, 2012 as exhibit 24(c)(4)(a) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.

               (b) The Highest Anniversary Value II Death Benefit Rider, form ICC 12-70234, previously filed on July 20, 2012 as exhibit 24(c)(4)(b) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.


               (c) The Annuity Payment Endorsement, form MHC-83-9060 previously filed on May 21, 1999 as exhibit 24(c)(4)(f) to Variable Annuity Account's Form N-4, File Number 333-79049, Pre-Effective Amendment Number 1, is hereby incorporated by reference.


               (d) The Flexible Payment Deferred Variable Annuity Contract, B Series, form number ICC 12-70232, previously filed on July 20, 2012 as exhibit 24(c)(4)(d) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.

               (e) The Flexible Payment Deferred Variable Annuity Contract, L Series, form number ICC 12-70233, previously filed on July 20, 2012 as exhibit 24(c)(4)(e) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.

               (f) The Estate Enhancement Benefit II Rider, form number ICC 12-70236, previously filed on July 20, 2012 as exhibit 24(c)(4)(f) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.


               (g) The Guaranteed Minimum Income Benefit Rider, Form 09-70165, previously filed on October 9, 2009 as exhibit 24(c)(4)(o) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 8, is hereby incorporated by reference.

               (h) The Individual Retirement Annuity Endorsement Traditional and SEP Annuity, form 09-70161, previously filed on February 25, 2010 as exhibit 24(b)(4)(r) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

               (i) The Individual Retirement Annuity Endorsement Roth Annuity, form 09-70164, previously filed on February 25, 2010 as exhibit 24(b)(4)(t) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Numbers 11 and 161, is hereby incorporated by reference.

               (j)  The Ovation Lifetime Income II - Single Rider, form
                    F. 12-70227 previously filed on February 28, 2012 as exhibit 24(b)(4)(aa) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers 29 and 183, is hereby incorporated by reference.

               (k)  The Ovation Lifetime Income II - Joint Rider, form
                    F. 12-70228 previously filed on February 28, 2012 as exhibit 24(b)(4)(bb) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers 29 and 183, is hereby incorporated by reference.


          5. (a) The Variable Annuity Application, form ICC 12-70237, previously filed on July 20, 2012 as exhibit 24(c)(5)(a) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.


          6.   Certificate of Incorporation and Bylaws.

               (a) The Restated Certificate of Incorporation previously filed on February 28, 2005 as exhibit 24(c)(6)(a) to Variable Annuity Account's Form N-4, File Number 333-111067, Post-Effective Amendment Number 1, is hereby incorporated by reference.

               (b) The Bylaws of the Depositor previously filed as Exhibit 26(f)(2) to Minnesota Life Variable Life Account's Form
                    N-6, File Number 333-120704, Initial Registration Statement, on November 23, 2004, is hereby incorporated by reference.

          7.   Not applicable.

          8.   (a)  Participation Agreement among Securian Funds Trust,
                    Advantus Capital Management, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(1)(i) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

             (a)(1) Shareholder Information Agreement among Securian Funds
                    Trust and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(1)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

               (b) Fund Participation Agreement between Janus Aspen Series, Janus Distributors, Inc. and Minnesota Life Insurance Company filed on February 27, 2003 as exhibit 27(h)(2)(i) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 33-85496, Post-Effective Amendment Number 10, is hereby incorporated by reference.

                    (i) Addendum Dated May 1, 2000 to Fund Participation Agreement between Janus Aspen Series, Janus Distributors, Inc. and Minnesota Life Insurance Company filed on February 27, 2003 as exhibit 27(h)(2)(ii) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 33-85496, Post-Effective Amendment Number 10, is hereby incorporated by reference.

                    (ii) Amendment to Fund Participation Agreement between Janus
                         Aspen Series, Janus Distributors, Inc. and Minnesota Life Insurance Company filed on February 27, 2003 as exhibit 27(h)(2)(iii) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 33-85496, Post-Effective Amendment Number 10, is hereby incorporated by reference.

                   (iii) Amendment Dated December 1, 2002 to Fund Participation
                         Agreement between Janus Aspen Series, Janus
                         Distributors, Inc. and Minnesota Life Insurance Company filed on February 27, 2003 as exhibit 27(h)(2)(iv) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 33-85496, Post-Effective Amendment Number 10, is hereby incorporated by reference.

                    (iv) Amendment Dated March 1, 2004 to Fund Participation
                         Agreement between Janus Aspen Series, Janus
                         Distributors LLC and Minnesota Life Insurance Company, filed on April 22, 2005 as Exhibit 26(h)(2)(v) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 33-85496, Post-Effective Amendment Number 14, is hereby incorporated by reference.

                    (v) Amendment dated May 1, 2005 to the Fund Participation Agreement between Janus Aspen Series, Janus Distributors LLC and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(2)(vi) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (vi) Amendment Number Two to the Fund Participation
                         Agreement between Janus Aspen Series, Janus
                         Distributors LLC and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(d)(vi) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

                   (vii) Amendment Number Seven to the Fund Participation
                         Agreement between Janus Aspen Series, Janus
                         Distributors LLC and Minnesota Life Insurance Company, previously filed on October 4, 2007 as Exhibit 24(c)(8)(b)(vii) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 3, is hereby incorporated by reference.

               (c) Amended and Restated Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Minnesota Life Insurance Company, filed on April 20, 2007 as Exhibit 26(h)(3) to Registrant's Form N-6, File Number 33-85496, Post-Effective Amendment Number 17, is hereby incorporated by reference.


               (d) Fund Shareholder Services Agreement between Minnesota Life Insurance Company and Securian Financial Services, Inc., previously filed on July 20, 2012 as exhibit 24(c)(8)(d) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.


               (e) Investment Accounting Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company filed on February 26, 2003 as exhibit 24(c)(8)(v) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 1, is hereby incorporated by reference.

                    (i) First Amendment to Investment Accounting Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company, previously filed on August 15, 2006 as Exhibit 26(i)(l)(b) to the Securian Life Variable Universal Life Account's Form N-6, File Number 333-132009, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (f) Administration Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company filed on February 26, 2003 as exhibit 24(c)(8)(w) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 1, is hereby incorporated by reference.

                    (i) First Amendment to Administration Agreement between Securian Financial Group, Inc. and State Street Bank and Trust Company, previously filed on August 15, 2006 as Exhibit 26(i)(2)(b) to the Securian Life Variable Universal Life Account's Form N-6, File Number 333-132009, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

             (g) Participation Agreement among Panorama Series Fund, Inc., OppenheimerFunds, Inc. and Minnesota Life Insurance Company filed on April 29, 2003 as exhibit 24(c)(8)(y) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 2, is hereby incorporated by reference.

                    (i) Amendment No. 1 to Participation Agreement among Panorama Series Fund Inc., OppenheimerFunds, Inc. and Minnesota Life Insurance Company filed on April 29, 2003 as exhibit 24(c)(8)(y)(i) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 2, is hereby incorporated by reference.

                    (ii) Amendment No. 2 to Participation Agreement among
                         Panorama Series Fund, Inc., OppenheimerFunds, Inc. and Minnesota Life Insurance Company filed on April 29, 2003 as exhibit 24(c)(8)(y)(ii) to Minnesota Life Variable Universal Life Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 2, is hereby incorporated by reference.

                   (iii) Amendment No. 3 to Participation Agreement among
                         Panorama Series Funds, Inc., OppenheimerFunds, Inc. and Minnesota Life Insurance Company, previously filed as
                         Exhibit 26(h)(8)(iv) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment Number 23, on April 26, 2005, is hereby incorporated by reference.

                    (iv) Amendment No. 4 to Participation Agreement among
                         Panorama Series Funds, Inc., OppenheimerFunds, Inc. and Minnesota Life Insurance Company, previously filed as
                         Exhibit 26(h)(8)(v) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (v) Amendment No. 5 to Participation Agreement among Panorama Series Funds, Inc., OppenheimerFunds, Inc. and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(l)(v) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

               (h) Participation Agreement among Putnam Variable Trust, Putnam Retail Management, L.P. and Minnesota Life Insurance Company filed on April 29, 2003 as exhibit 24(c)(8)(z) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 2, is hereby incorporated by reference.

                    (i) Schedule A (as amended May 1, 2003 to Minnesota Life Insurance Company Participation Agreement filed on April 29, 2003 as exhibit 24(c)(8)(z)(i) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 2, is hereby incorporated by reference.

                    (ii) Amendment No. 1 to Participation Agreement among
                         Putnam Variable Trust, Putnam Retail Management, L.P. and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(m)(ii) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

                   (iii) Amendment No. 2 to Participation Agreement among Putnam
                         Variable Trust, Putnam Retail Management, L.P. and Minnesota Life Insurance Company. Previously filed on December 15, 2008 as exhibit 24(c)(8)(i)(iii) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 17, is hereby incorporated by reference.

                    (iv) Third Amendment to Supplement to Participation
                         Agreement among Putnam Variable Trust, Putnam Retail Management Limited Partnership and Minnesota Life Insurance Company filed April 25, 2011 as Exhibit 24(c)8(i)(iv) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (i) Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(10)(i) to Minnesota Life Variable Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (i) Schedule A as amended May 1, 2003 to the Participation Agreement among AIM Variable Insurance Funds, AIM Distributors, Inc. and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(10)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (ii) Amendment No. 1 to the Participation Agreement dated
                         March 4, 2002, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(10)(iii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment Number 23, on April 26, 2005, is hereby incorporated by reference.

                   (iii) Amendment No. 2 to the Participation Agreement dated
                         March 2, 2002, by and among AIM Variable Insurance Funds, AIM Distributors, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(10)(iv) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (iv) Amendment No. 3 to Participation Agreement by and among
                         AIM Variable Insurance Funds, AIM Distributors, Inc. and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(n)(iv) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

                    (v) Amendment No. 4 to Participation Agreement by and among AIM Variable Insurance Funds, AIM Distributors, Inc., Minnesota Life Insurance Company and Securian Financial Services, Inc. effective April 30, 2010 filed April 25, 2011 as Exhibit 24(c)8(j)(v) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (j) Shareholder Services Agreement among American Century Investment Services, Inc. and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(11) to Minnesota Life Variable Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (i) Amendment No. 1 to Shareholder Services Agreement between Minnesota Life Insurance Company and American Century Investments, Inc., previously filed as Exhibit 26(h)(11)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (ii) Amendment No. 2 to Shareholder Services Agreement
                         between Minnesota Life Insurance Company and American Century Investment Services, Inc. , previously filed on October 4, 2007 as Exhibit 24(c)(8)(k)(ii) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 3, is hereby incorporated by reference.

               (k) Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(13)(i) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (i) Amendment No. 1 to the Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(13)(ii) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (ii) Amendment No. 2 to the Participation Agreement among
                         MFS Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(13)(iii) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                   (iii) Amendment No. 3 to Participation Agreement among MFS
                         Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(13)(iv) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (iv) Amendment No. 4 to Participation Agreement among MFS
                         Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(13)(v) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (v) Letter dated December 7, 2005 amending Participation Agreement among MFS Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(13)(vi) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (vi) Amendment No. 5 to Participation Agreement among MFS
                         Variable Insurance Trust, Massachusetts Financial Services Company and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(p)(vi) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

                   (vii) Fee letter dated September 1, 2010 referencing the
                         Participation Agreement by and among the MFS Variable Insurance Trust, Minnesota Life Insurance and Massachusetts Financial Services Company filed April 25, 2011 as Exhibit 24(c)8(l)(vii) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

                  (viii) Amendment No. 6 to Participation Agreement by and among
                         MFS Variable Insurance Trust, Minnesota Life Insurance Company and Massachusetts Financial Services Company effective September 1, 2010 filed April 25, 2011 as
                         Exhibit 24(c)8(l)(viii) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

                   (viv) Joinder to Participation Agreement among MFS Variable
                         Insurance Trust, Massachusetts Financial Services Company, and Minnesota Life Insurance Company, previously filed on September 7, 2011 as
                         Exhibit 24(c)8(l)(viv) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #28 and #182, is hereby incorporated by reference.

               (l) Participation Agreement as of May 1, 2000 between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(14)(i) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (i) Amendment to Participation Agreement as of May 1, 2000 between Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(14)(ii) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                    (ii) Amendment No. 2 to Participation Agreement between
                         Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company filed on April 30, 2003 as exhibit 27(h)(14)(iii) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-96383, Post-Effective Amendment Number 4, is hereby incorporated by reference.

                   (iii) Amendment No. 3 to Participation Agreement between
                         Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(14)(iv) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment Number 23, on April 26, 2005, is hereby incorporated by reference.

                    (iv) Amendment No. 4 to Participation Agreement among
                         Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company and Securian Financial Services, Inc., previously filed as Exhibit 26(h)(14)(v) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (v) Amendment No. 5 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(q)(v) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

                    (vi) Amendment No. 6 to Participation Agreement among
                         Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., and Minnesota Life Insurance Company, previously filed on October 4, 2007 as Exhibit 24(c)(8)(m)(vi) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 3, is hereby incorporated by reference.

                  (vii) Amendment to Participation Agreement by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company and Securian Financial Services, Inc. effective August 16, 2010 filed April 25, 2011 as
                         Exhibit 24(c)8(m)(vii) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

                  (viii) Amendment No.7 Participation Agreement dated May 1,
                         2000 among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., Minnesota Life Insurance Company, and Securian Financial Services, Inc., previously filed as
                         Exhibit 26(h)(12)(x) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

                    (ix) Participation Agreement Addendum dated May 1, 2012
                         among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors Inc., Minnesota Life Insurance Company, and Securian Financial Services, Inc., previously field as
                         Exhibit 26(h)(12)(xi) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

               (m) Waddell & Reed Target Funds, Inc. Participation Agreement, previously filed on February 19, 2004 as exhibit 27(h)(15) to Minnesota Life Variable Universal Life Account's Form N-6, File Number 333-109853, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

                    (i) Amendment Number One to the Target Funds Participation Agreement among Minnesota Life Insurance Company, Waddell & Reed, Inc. and W&R Target Funds, Inc., previously filed as Exhibit 26(h)(15)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-64395, Post-Effective Amendment Number 13, on April 21, 2006, is hereby incorporated by reference.

                    (ii) Second Amendment to the Target Funds Participation
                         Agreement among Minnesota Life Insurance Company, Waddell & Reed, Inc. and W&R Target Funds, Inc. previously filed as Exhibit 24(c)8(n)(ii) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 6 on February 27, 2009, is hereby incorporated by reference.

                   (iii) Third Amendment to Target Funds Participation Agreement
                         among Waddell & Reed, Inc., Ivy Funds Variable Insurance Portfolios, and Minnesota Life Insurance Company filed April 25, 2011 as Exhibit 24(c)8(n)(iii) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (n) Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds, Inc., Van Kampen Asset Management, Inc., and Minnesota Life Insurance Company previously filed on April 29, 2003 as Exhibit 24 (c)(z) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Number 2, is hereby incorporated by reference.

                    (i) Amendment Number one to the Agreement between Van Kampen Asset Management, Inc. and Minnesota Life Insurance Company filed on December 20, 2006 as exhibit 24(c)(s)(i) to Variable Annuity Account's Form N-4, File Number 333-136242, Pre-Effective Amendment Number 2, is hereby incorporated by reference.

                    (ii) Amendment Number Two to Participation Agreement among
                         Minnesota Life Insurance Company, Van Kampen Life Investment Trust, Van Kampen Funds, Inc. and Van Kampen Asset Management previously filed on April 27, 2010 as exhibit 26(h)(15)(iii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment Number 30, is hereby incorporated by reference.

               (o) Rule 22c-2 Shareholder Information Agreement between Janus Capital Management, LLC, Janus Services LLC, Janus Distributors LLC, Janus Aspen Series and Minnesota Life Insurance Company, filed on April 20, 2007 as Exhibit 26(h)(2)(viii) to Registrant's Form N-6, File Number 33-85496, Post-Effective Amendment Number 17, is hereby incorporated by reference.

               (p) Shareholder Information Agreement among Ivy Funds Distributor, Inc., Waddell & Reed, Inc. and Minnesota Life Insurance Company, filed on April 20, 2007 as Exhibit 26(h)(5)(iii) to Registrant's Form N-6, File Number 33-85496, Post-Effective Amendment Number 17, is hereby incorporated by reference.

               (q) Intermediary Agreement Regarding Compliance with SEC Rule 22c-2 between AIM Investment Services, Inc. and Minnesota Life Insurance Company previously filed on September 6, 2007 as exhibit 24(c)(8)(s) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (r) Shareholder Information Agreement between American Century Investment Services, Inc. and Minnesota Life Insurance Company previously filed on September 6, 2007 as exhibit 24(c)(8)(t) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (s) Rule 22c-2 Agreement between Franklin Templeton Distributors, Inc. and Minnesota Life Insurance Company previously filed on September 6, 2007 as exhibit 24(c)(8)(u) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (t) Rule 22c-2 Shareholder Information Agreement between MFS Fund Distributors, Inc. and Minnesota Life Insurance Company previously filed on September 6, 2007 as exhibit 24(c)(8)(v) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (u) Shareholder Information Agreement Under Rule 22c-2 of the Investment Company Act of 1940 among OppenheimerFunds Services, OppenheimerFunds Distributor, Inc. and Minnesota Life Insurance Company previously filed on September 6, 2007 as exhibit 24(c)(8)(w) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (v) Rule 22c-2 Agreement among Putnam Fiduciary Trust Company, Putnam Retail Management Limited Partnership and Minnesota Life Insurance Company previously filed on September 6, 2007 as exhibit 24(c)(8)(x) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (w) Van Kampen Life Investment Trust Shareholder Information Agreement among Van Kampen Funds Inc., Van Kampen Life Investment Trust, and Minnesota Life Insurance Agreement previously filed on September 6, 2007 as exhibit 24(c)(8)(y) to Variable Annuity Account's Form N-4, File Number 333-140230, Pre-Effective Amendment Number 1, is hereby incorporated by reference.

               (x) Fund Participation Agreement among Minnesota Life Insurance Company, Financial Investors Variable Insurance Trust, Alps Advisers, Inc. and Alps Distributors, Inc. , previously filed on October 4, 2007 as Exhibit 24(c)(8)(z) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 3, is hereby incorporated by reference.

                    (i) Amendment Number One to the Participation Agreement among Minnesota Life Insurance Company, Financial Investors Variable Insurance Trust, ALPS Advisors, Inc. and ALPS Distributors, Inc. filed on February 25, 2010 as exhibit 24(b)(8)(aa)(i) to Variable Annuity Account's Form N-4, File Number 333-136242 Post-Effective Amendments 11 amd 161 is hereby incorporated by reference.

                    (ii) Amendment Number Two to Participation Agreement among
                         Minnesota Life Insurance Company, Financial Investors Variable Insurance Trust, ALPS Advisors, Inc. and ALPS Distributors, Inc. previously filed on April 27, 2010 as exhibit 26(h)(18)(iii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment Number 30, is hereby incorporated by reference.

               (y) Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc., Morgan Stanley Investment Management Inc., and Minnesota Life Insurance Company , previously filed on October 4, 2007 as
                    Exhibit 24(c)(8)(z) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 3, is hereby incorporated by reference.

                    (i) Amendment Number One to Participation Agreement among Minnesota Life Insurance Company, The Universal Institutional Funds, Inc., Morgan Stanley Distribution, Inc. and Morgan Stanley Investment Management Inc. previously filed on April 27, 2010 as exhibit 26(h)(17)(ii) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post-Effective Amendment Number 30, is hereby incorporated by reference.

               (z) Fund Participation Agreement among Neuberger Berman Advisers Management Trust, Neuberger Berman Management Inc. and Minnesota Life Insurance Company, previously filed on October 9, 2009 as Exhibit 24(c)(8)(cc) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Number 8, is hereby incorporated by reference.

               (aa) Selling Agreement for Advisor Class Shares of PIMCO Variable
                    Insurance Trust between Allianz Global Investors Distributors LLC and Minnesota Life Insurance Company filed April 25, 2011 as Exhibit 24(c)8(dd) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (bb) PIMCO Services Agreement for Advisor Class Shares of PIMCO
                    Variable Insurance Trust between Pacific Investment Management Company LLC and Minnesota Life Insurance Company filed April 25, 2011 as Exhibit 24(c)8(ee) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (cc) Participation Agreement among Minnesota Life Insurance
                    Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC filed April 25, 2011 as Exhibit 24(c)8(ff) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

                    (i) Termination, New Agreements and Amendments Relating to
                        Intermediary Agreements for PIMCO Variable Insurance Trust among Allianz Global Investors Distributors LLC, PIMCO Investments LLC and Minnesota Life Insurance Company, previously filed as Exhibit 26(h)(22)(iv) to Minnesota Life Variable Life Account's Form N-6, File Number 33-3233, Post Effective Amendment Number 32, on April 27, 2012, is hereby incorporated by reference.

               (dd) Participation Agreement by and between Goldman Sachs
                    Variable Insurance Trust, Goldman, Sachs & Co., and Minnesota Life Insurance Company filed April 25, 2011 as
                    Exhibit 24(c)8(gg) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.


                    (i) Amendment to Participation Agreement between Goldman
                        Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Minnesota Life Insurance Company, previously filed on July 20, 2012 as exhibit 24(c)(8)(dd)(i) to Variable Annuity Account's Form N-4, File Number 333-182763, Initial Registration Statement is hereby incorporated by reference.


               (ee) Administrative Services Agreement between Goldman Sachs
                    Asset Management, L.P. and Minnesota Life Insurance Company filed April 25, 2011 as Exhibit 24(c)8(hh) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (ff) Services Agreement between Goldman, Sachs & Co. and
                    Minnesota Life Insurance Company filed April 25, 2011 as
                    Exhibit 24(c)8(ii) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (gg) Fund Participation and Service Agreement among Minnesota
                    Life Insurance Company, American Funds Distributors, Inc., American Funds Service Company, Capital Research and Management Company, and American Funds Insurance Series filed April 25, 2011 as Exhibit 24(c)8(jj) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (hh) Business Agreement among Minnesota Life Insurance Company,
                    Securian Financial Services, Inc., America Funds Distributors, Inc. and Capital Research and Management Company filed April 25, 2011 as Exhibit 24(c)8(kk) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (ii) American Funds Rule 22c-2 Agreement among American Funds
                    Service Company and Minnesota Life Insurance Company filed April 25, 2011 as Exhibit 24(c)8(ll) to Variable Annuity Account's Form N-4, File Number 333-91784, Post-Effective Amendment Numbers #26 and #171, is hereby incorporated by reference.

               (jj) Distribution and Shareholder Services Agreement dated
                    March 9, 2012 between Northern Lights Variable Trust and Minnesota Life Insurance Company, previously filed on April 27, 2012 as Exhibit 24(c)(8)(mm) to Variable Annuity Account's Form N-4, File Number 333-136242, POst-Effective Amendment Numbers 15 and 192, is hereby incorporated by reference.

               (kk) Fund Participation Agreement dated March 12, 2012 among
                    Northern Lights Variable Trust, Minnesota Life Insurance Company, Northern Lights Distributors, LLC and ValMark Advisers, Inc., previously filed on April 27, 2012 as
                    Exhibit 24(c)(8)(nn) to Variable Annuity Account's Form N-4, File Number 333-136242, Post-Effective Amendment Numbers
                    15 and 192, is hereby incorporated by reference.


          9. Opinion and consent of Michael P. Boyle, Esq.


         10. Consent of KPMG LLP.


         11. Not applicable.

         12. Not applicable.

Item 25.  Directors and Officers of the Minnesota Life Insurance Company

Name and Principal                           Position and Offices
Business Address                             with Minnesota Life
------------------                           -----------------------------------

Brian C. Anderson                            Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Eric J. Bentley                              Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101


Michael P. Boyle                             Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101


Mary K. Brainerd                             Director
HealthPartners
8170 33rd Avenue South
Bloomington, MN  55425

John W. Castro                               Director
Merrill Corporation
One Merrill Circle
St. Paul, MN  55108


Gary R. Christensen                          Director, Vice President and
Minnesota Life Insurance Company             General Counsel
400 Robert Street North
St. Paul, MN  55101


Susan L. Ebertz                              Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Robert J. Ehren                              Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Julio A. Fesser                              Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN 55101

Craig J. Frisvold                            Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Sara H. Gavin                                Director
Weber Shandwick Minneapolis
8000 Norman Center Drive
Suite 400
Bloomington, MN  55437

John F. Grundhofer                           Director
U.S. Bancorp
800 Nicollet Mall
Suite 2870
Minneapolis, MN  55402

Mark B. Hier                                 Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Christopher M. Hilger                        Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

John H. Hooley                               Director
4623 McDonald Drive Overlook
Stillwater, MN  55082

Daniel H. Kruse                              Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

David J. LePlavy                             Senior Vice President, Treasurer
Minnesota Life Insurance Company             and Controller
400 Robert Street North
St. Paul, MN  55101

Richard L. Manke                             Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Jean Delaney Nelson                          Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Maria H. O'Phelan                            Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Kathleen L. Pinkett                          Senior Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Dennis E. Prohofsky                          Director and Secretary
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Trudy A. Rautio                              Director
Carlson
701 Carlson Parkway
Minnetonka, MN  55305-8215

Robert L. Senkler                            Chairman, President and Chief
Minnesota Life Insurance Company             Executive Officer
400 Robert Street North
St. Paul, MN  55101

Bruce P. Shay                                Executive Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101


Nancy R. Swanson                             Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Loyall E. Wilson                             Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Nancy L. Winter                              Second Vice President
Minnesota Life Insurance Company
400 Robert Street North
St. Paul, MN  55101

Warren J. Zaccaro                            Director, Executive Vice President
Minnesota Life Insurance Company             and Chief Financial Officer
400 Robert Street North
St. Paul, MN  55101

ITEM 26. Persons Controlled by or Under Common Control with Minnesota Life Insurance Company or Minnesota Life Variable Universal Life Account

Wholly-owned subsidiary of Minnesota Mutual Companies, Inc.:

         .  Securian Holding Company (Delaware)

Wholly-owned subsidiaries of Securian Holding Company:

         .  Securian Financial Group, Inc. (Delaware)
         .  Capitol City Property Management, Inc.
         .  Robert Street Property Management, Inc.

Wholly-owned subsidiaries of Securian Financial Group, Inc.:

         .  Minnesota Life Insurance Company
         .  Securian Financial Network, Inc.
         .  Securian Ventures, Inc.
         .  Advantus Capital Management, Inc.
         .  Securian Financial Services, Inc.
         .  Securian Casualty Company
         .  CNL Financial Corporation (Georgia)
         .  Capital Financial Group, Inc. (Maryland)
         .  H. Beck, Inc. (Maryland)
         .  CFG Insurance Services, Inc. (Maryland)
         .  Ochs, Inc.

Wholly-owned subsidiaries of Minnesota Life Insurance Company:

         .  Personal Finance Company LLC (Delaware)
         .  Enterprise Holding Corporation
         .  Allied Solutions, LLC (Indiana)
         .  Securian Life Insurance Company
         .  American Modern Life Insurance Company
         .  Balboa Life Insurance Company
         .  Balboa Life Insurance Company of New York

Wholly-owned subsidiaries of Enterprise Holding Corporation:

         .  Financial Ink Corporation
         .  Oakleaf Service Corporation
         .  Vivid Print Solutions, Inc.
         .  MIMLIC Funding, Inc.
         .  MCM Funding 1997-1, Inc.
         .  MCM Funding 1998-1, Inc.

Wholly-owned subsidiaries of CNL Financial Corporation:

         .  Cherokee National Life Insurance Company (Georgia)
         .  CNL/Insurance America, Inc. (Georgia)
         .  CNL/Resource Marketing Corporation (Georgia)

Wholly-owned subsidiary of American Modern Life Insurance Company:

         .  Southern Pioneer Life Insurance Company

Open-end registered investment company offering shares to separate accounts of Minnesota Life Insurance Company and Securian Life Insurance Company:

         .  Securian Funds Trust

Majority-owned subsidiary of Securian Financial Group, Inc.:

         .  Securian Trust Company, N.A.

Fifty percent-owned subsidiary of Enterprise Holding Corporation:

         .  CRI Securities, LLC

Unless indicated otherwise parenthetically, each of the above corporations is a Minnesota corporation.

ITEM 27. NUMBER OF CONTRACT OWNERS


There are no holders of securities of this class.



       Title of Class               Number of Record Holders
       --------------               ------------------------
Variable Annuity Contracts --                  0
    MultiOption Guide


ITEM 28. INDEMNIFICATION

The State of Minnesota has an indemnification statute (Minnesota Statutes 300.083), as amended, effective January 1, 1984, which requires indemnification of individuals only under the circumstances described by the statute. Expenses incurred in the defense of any action, including attorneys' fees, may be advanced to the individual after written request by the board of directors upon receiving an undertaking from the individual to repay any amount advanced unless it is ultimately determined that he or she is entitled to be indemnified by the corporation as authorized by the statute and after a determination that the facts then known to those making the determination would not preclude indemnification.

Indemnification is required for persons made a part to a proceeding by reason of their official capacity so long as they acted in good faith, received no improper personal benefit and have not been indemnified by another organization. In the case of a criminal proceeding, they must also have had no reasonable cause to believe the conduct was unlawful. In respect to other acts arising out of official capacity: (1) where the person is acting directly for the corporation there must be a reasonable belief by the person that his or her conduct was in the best interests of the corporation or, (2) where the person is serving another organization or plan at the request of the corporation, the person must have reasonably believed that his or her conduct was not opposed to the best interests of the corporation. In the case of persons not directors, officers or policy-making employees, determination of eligibility for indemnification may be made by a board-appointed committee of which a director is a member. For other employees, directors and officers, the determination of eligibility is made by the Board or a committee of the Board, special legal counsel, the shareholder of the corporation or pursuant to a judicial proceeding.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Minnesota Life Insurance Company and Variable Annuity Account pursuant to the foregoing provisions, or otherwise, Minnesota Life Insurance Company and Variable Annuity Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Minnesota Life Insurance Company and Variable Annuity Account of expenses incurred or paid by a director, officer or controlling person of Minnesota Life Insurance Company and Variable Annuity Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, Minnesota Life Insurance Company and Variable Annuity Account will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITERS

          (a) Securian Financial Services, Inc. currently acts as a principal underwriter for the following investment companies:
               Variable Fund D
               Variable Annuity Account
               Minnesota Life Variable Life Account

               Minnesota Life Individual Variable Universal Life Account

               Minnesota Life Variable Universal Life Account
               Securian Life Variable Universal Life Account

          (b)  Directors and Officers of Securian Financial Services, Inc.:


                                                   Positions and
Name and Principal                                 Offices
Business Address                                   with Underwriter
----------------                                   ----------------
George I. Connolly                                 President, Chief
Securian Financial Services, Inc.                  Executive Officer and
400 Robert Street North                            Director
St. Paul, MN 55101

Gary R. Christensen                                Director
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, MN 55101

Warren J. Zaccaro                                  Director
Minnesota Life
  Insurance Company
400 Robert Street North
St. Paul, MN 55101

Loyall E. Wilson                                   Senior Vice President, Chief
Securian Financial Services, Inc.                  Compliance Officer and
400 Robert Street North                            Secretary
St. Paul, MN 55101

Richard A. Diehl                                   Vice President and Chief
Securian Financial Services, Inc.                  Investment Officer
400 Robert Street North
St. Paul, MN 55101

Scott C. Thorson                                   Vice President-Business
Securian Financial Services, Inc.                  Operations and Treasurer
400 Robert Street North
St. Paul, MN 55101

Suzanne M. Chochrek                                Vice President-
Securian Financial Services, Inc.                  Business and Market
400 Robert Street North                            Development
St. Paul, MN 55101


          (c) All commissions and other compensation received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year:


  Name of           Net Underwriting   Compensation on
 Principal           Discounts and      Redemption or     Brokerage       Other
Underwriter           Commissions       Annuitization    Commissions   Compensation
-----------         ----------------   ---------------   -----------   ------------
Securian Financial,
 Services Inc.        $21,364,894           ---              ---           ---


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

The accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the physical possession of Minnesota Life Insurance Company, St. Paul, Minnesota 55101-2098.

ITEM 31.  MANAGEMENT SERVICES

None.

ITEM 32.  UNDERTAKINGS

     (a) Minnesota Life Insurance Company hereby represents that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Minnesota Life Insurance Company hereby represents that it will include as part of the prospectus, a toll-free number and a written communication included within the prospectus, that allows an applicant to call or write to request a Statement of Additional Information.

     (c) Minnesota Life Insurance Company hereby represents that it will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

     (d) Minnesota Life Insurance Company hereby represents that, as to the variable annuity contract which is the subject of this Registration Statement, the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Minnesota Life Insurance Company.

                                    SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940 the Registrant Variable Annuity Account has caused this Registration Statement to be signed on its behalf in the City of St. Paul and the State of Minnesota on the 19th day of October, 2012.




                                       VARIABLE ANNUITY ACCOUNT
                                       (Registrant)

                                   By: MINNESOTA LIFE INSURANCE COMPANY
                                       (Depositor)


                                   By           /s/ Robert L. Senkler
                                       -----------------------------------------
                                                    Robert L. Senkler
                                           Chairman of the Board, President
                                             and Chief Executive Officer



As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Depositor, Minnesota Life Insurance Company has caused this Registration Statement to be signed on its behalf in the City of Saint Paul, and the State of Minnesota, on the 19th day of October, 2012.




                                       MINNESOTA LIFE INSURANCE COMPANY


                                    By          /s/ Robert L. Senkler
                                       -----------------------------------------
                                                    Robert L. Senkler
                                           Chairman of the Board, President
                                             and Chief Executive Officer

As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities with the Depositor and on the date indicated.



              Signature                        Title                                                 Date
              ---------                        -----                                                 ----
/s/ Robert L. Senkler                          Chairman, President and                               October 19, 2012
---------------------------------------        Chief Executive Officer
Robert L. Senkler


*                                              Director
---------------------------------------
Mary K. Brainerd


                                               Director
---------------------------------------
John W. Castro


*                                              Director
---------------------------------------
Gary R. Christensen


*                                              Director
---------------------------------------
Sara H. Gavin


*                                              Director
---------------------------------------
John F. Grundhofer


*                                              Director
---------------------------------------
John H. Hooley


*                                              Director
---------------------------------------
Dennis E. Prohofsky


                                               Director
---------------------------------------
Trudy A. Rautio


*                                              Director
---------------------------------------
Warren J. Zaccaro


/s/ Warren J. Zaccaro                          Executive Vice President                              October 19, 2012
---------------------------------------        and Chief Financial Officer
Warren J. Zaccaro                              (chief financial officer)


/s/ Warren J. Zaccaro                          Executive Vice President and                          October 19, 2012
---------------------------------------        Chief Financial Officer
Warren J. Zaccaro                              (chief accounting officer)

/s/ David J. LePlavy                           Senior Vice President, Treasurer                      October 19, 2012
---------------------------------------        and Controller (treasurer)
David J. LePlavy


/s/ Gary R. Christensen                        Director and Attorney-in-Fact                         October 19, 2012
---------------------------------------
Gary R. Christensen






* Pursuant to power of attorney dated October 15, 2012, a copy of which is filed herewith.

                                  EXHIBIT INDEX



Exhibit Number    Description of Exhibit
--------------    ----------------------

9.                Opinion and consent of Michael P. Boyle, Esq.

10.               Consent of KPMG LLP.

13. Minnesota Life Insurance Company Power of Attorney to sign Registration Statements.